

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the periods ending on March 31, 2025, and 2024 and December 31, 2024

Santander

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

INTERIM CONSOLIDATED FINANCIAL STATEMENTS NOTES

Banco Santander-Chile and Affiliates

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of March 31, 2025 and December 31, 2024

ASSETS	Note	As of March 31, 2025 Ch$mn	As of December 31, 2024 Ch$mn
Cash and deposits in banks	7	1,947,663	2,695,560
Cash in collection process	7	956,152	572,552
Financial assets held for trading at fair value through profit or loss	8	11,329,758	12,639,097
Financial derivatives contracts	8	11,146,983	12,309,770
Debt financial instruments	8	182,775	329,327
Other	8	–	–
Non-trading financial assets mandatory measured at fair value	9	–	–
Financial assets designated at fair value through profit or loss	10	–	–
Financial assets at fair value through other comprehensive income	11	3,442,144	2,762,388
Debt financial instruments	11	3,334,012	2,687,485
Other	11	108,132	74,903
Financial derivative contracts for hedge accounting	12	403,475	843,628
Financial assets at amortized cost	13	45,392,378	45,438,590
Rights under repurchase and securities lending agreements	13	238,516	153,087
Debt financial instruments	13	5,367,866	5,176,005
Interbank loans	13	37,927	31,258
Loans and receivables from clients - Commercial	13	16,952,815	17,115,723
Loans and receivables from clients - Mortgage	13	17,366,140	17,398,598
Loans and receivables from clients - Consumer	13	5,429,114	5,563,919
Investment in companies	14	61,930	59,785
Intangible assets	15	80,817	88,669
Fixed assets	16	204,581	198,092
Assets with leasing rights	17	100,865	114,546
Current taxes	18	79	60
Deferred taxes	18	464,559	459,977
Other assets	19	2,624,576	2,535,775
Non-current assets and disposal groups for sale	20	50,446	50,214
TOTAL ASSETS		67,059,423	68,458,933

The accompanying notes form an integral part of the Interim Consolidated Financial Statements.

Banco Santander-Chile and Affiliates

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of March 31, 2025 and December 31, 2024

LIABILITIES	Note	As of March 31, 2025 Ch$mn	As of December 31, 2024 Ch$mn
Cash in collection process	7	735,114	497,110
Financial liabilities held for trading at fair value through profit or loss	21	10,873,073	12,155,024
Financial derivatives contracts	21	10,873,073	12,155,024
Other	21	-	-
Financial liabilities designated at fair value through profit or loss	10	-	-
Financial derivative contracts for hedge accounting	12	926,242	898,394
Financial liabilities at amortized cost	22	43,804,946	44,307,585
Deposits and other demand liabilities	22	13,301,733	14,260,609
Time deposits and other term equivalents	22	17,305,982	17,098,625
Obligations under repurchase and securities lending agreements	22	1,212,769	276,588
Interbank borrowing	22	4,131,043	4,337,947
Debt financial instruments issued	22	7,649,289	8,133,275
Other financial liabilities	22	204,130	200,541
Obligations under leasing contracts	17	57,619	66,882
Financial instruments of regulatory capital issued	23	2,581,080	2,604,079
Provisions for contingencies	24	78,368	121,638
Provisions for dividends, payments of interest and reappreciation of financial instruments of issued regulatory capital	25	780,309	606,141
Special provisions for credit risk	26	265,948	343,788
Current taxes	18	56,626	48,548
Deferred taxes	18	-	-
Other liabilities	27	2,392,697	2,412,910
Liabilities included in disposal groups for sale	20	-	-
TOTAL LIABILITIES		**62,552,022**	**64,062,099**
EQUITY			
Capital	28	891,303	891,303
Reserves	28	3,232,505	3,232,505
Other accrued comprehensive income	28	(103,010)	(107,174)
Items that will not be reclassified to profit or loss		1,476	1,393
Items that may be reclassified to profit or loss		(104,486)	(108,567)
Retained earnings (expense) from prior years		881,947	24,324
Profit for the period	28	277,797	857,623
Minus: provisions for dividends, interest payments and reappreciation of issued financial instruments of regulatory capital	28	(780,309)	(606,141)
Equity holders of the Bank	28	4,400,233	4,292,440
Non-controlling interest	28	107,168	104,394
TOTAL EQUITY		**4,507,401**	**4,396,834**
TOTAL LIABILITIES AND EQUITY		**67,059,423**	**68,458,933**

The accompanying notes form an integral part of the Interim Consolidated Financial Statements.

Banco Santander-Chile and Affiliates

INTERIM CONSOLIDATED STATEMENTS OF INCOME

For the periods ending March 31, 2025 and 2024

	Note	As of March 31, 2025 Ch$mn	As of March 31, 2024 Ch$mn
Interest income	30	838,017	980,875
Interest expense	30	(414,177)	(670,148)
Net interest income	**30**	**423,840**	**310,727**
Readjustment income	31	131,883	63,041
Readjustment expenses	31	(42,089)	(11,330)
Net readjustment income	**31**	**89,794**	**51,711**
Commission income	32	264,070	229,747
Commission expense	32	(115,819)	(102,832)
Net commission income	**32**	**148,251**	**126,915**
Financial result per:			
Assets and liabilities for trading	33	(29,825)	(1,684)
Non-trading financial assets mandatory measured at fair value through profit or loss	33	–	–
Financial assets and liabilities designated at fair value through profit or loss	33	–	–
Gain or loss on recognition of financial assets and liabilities at amortized cost and financial assets at fair value through other comprehensive income	33	(4,043)	(45,636)
Exchange, readjustments and hedge accounting of foreign currencies	33	105,084	98,187
Reclassifying of financial assets due to changes in business model	33	–	–
Other financial results	33	–	–
Net financial result	**33**	**71,216**	**50,867**
Results from investments in companies	34	1,213	1,377
Results of non-current assets and disposal groups not qualifying as discontinued operations	35	(5,782)	30
Other operating income	36	754	5,931
TOTAL OPERATING COST		**729,286**	**547,558**
Expenses from obligations to employees	37	(94,063)	(91,020)
Administrative expenses	38	(110,722)	(92,262)
Depreciation and amortization	39	(35,176)	(36,274)
Impairment of non-financial assets	40	(164)	-
Other operational expenses	36	(15,126)	(40,199)
TOTAL OPERATIONAL COST		**(255,251)**	**(259,755)**
OPERATING INCOME BEFORE CREDIT LOSS		**474,035**	**287,803**

The accompanying notes form an integral part of the Interim Consolidated Financial Statements.

Banco Santander-Chile and Affiliates

INTERIM CONSOLIDATED STATEMENTS OF INCOME

For the periods ending March 31, 2025 and 2024

		As of March 31,	
		2025	2024
	Note	Ch$mn	Ch$mn
Credit loss expenses due to:			
Provisions for credit risk due from banks and loans and receivables from clients	41	(263,127)	(161,657)
Special provisions for credit risk	41	77,042	1,325
Recovery of impaired loans	41	46,858	30,983
Impairment of the credit risk of other financial assets at amortized cost and financial assets at fair value in other comprehensive income	41	(274)	95
Credit loss expenses	**41**	**(139,501)**	**(129,254)**
OPERATIONAL RESULT		**334,534**	**158,549**
Results from continuing operations before taxes		**334,534**	**158,549**
Income tax	18	(52,797)	(35,505)
Results from continuing operations after taxes		**281,737**	**123,044**
Results from discontinued operations before taxes	**18**	**–**	**0**
Discontinued operations tax		–	0
Results from discontinued operations after taxes		**–**	**0**
CONSOLIDATED PROFIT FOR THE PERIOD	**28**	**281,737**	**123,044**
Attributable to:			
Equity holders of the Bank	28	277,797	120,251
Non-controlling interest	28	3,940	2,793
Earnings per share attributable to equity holders of the Bank:			
Basic earnings	28	1.47	0.64
Diluted earnings	28	1.47	0.64

The accompanying notes form an integral part of the Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME

For the periods ending March 31, 2025 and 2024

	Note	As of March 31, 2025 Ch$mn	As of March 31, 2024 Ch$mn
CONSOLIDATED PROFIT FOR THE PERIOD		**281,737**	**123,044**
Other comprehensive results for the period:			
ITEMS THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS			
New measurements of the net benefit liability (asset) and actuarial results for other employee benefit plans		0	0
Changes in the fair value of equity instruments designated at fair value through other comprehensive income		223	23
Changes in the fair value of financial liabilities designated at fair value through profit or loss attributable to changes in the credit risk of the financial liability		0	0
OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS BEFORE TAXES	28	**223**	**23**
Income tax on other comprehensive results that will not be reclassified to profit or loss	18	(60)	(6)
TOTAL OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS AFTER TAXES	28	**163**	**17**
ITEMS THAT CAN BE RECLASSIFIED TO PROFIT OR LOSS	28		
Changes in the fair value of financial assets at fair value through other comprehensive income	28	2,959	(2,583)
Translation differences by foreign entities	28	-	-
Hedge accounting of net investments in foreign entities	28	-	-
Cash flow hedge accounting	28	1,644	(108,566)
Undesignated elements of hedge accounting instruments	28	-	-
Other	28	1,011	(54)
OTHER COMPREHENSIVE INCOME THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS BEFORE TAXES	28	**5,614**	**(111,203)**
Income taxes on other comprehensive income that may be reclassified to profit or loss	18	(1,516)	30,025
TOTAL OTHER COMPREHENSIVE INCOME THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS AFTER TAXES	28	**4,098**	**(81,178)**
TOTAL OTHER COMPREHENSIVE INCOME FOR THE PERIOD	28	**4,261**	**(81,161)**
CONSOLIDATED COMPREHENSIVE INCOME FOR THE PERIOD	28	**285,998**	**41,883**
Attributable to:			
Equity holders of the Bank		281,961	39,089
Non-controlling interest		4,037	2,794

The accompanying notes form an integral part of the Interim Consolidated Financial Statements.

Banco Santander-Chile and Affiliates

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the periods ending March 31, 2025 and 2024

	Note	March 31, 2025 Ch$mn	March 31, 2024 Ch$mn
CASH FLOWS FROM OPERATING ACTIVITIES:			
CONSOLIDATED PRE-TAX INCOME FOR THE PERIOD		**334,534**	**158,549**
Non-cash charges (credits) to profit or loss		**(459,225)**	**(304,438)**
Depreciation and amortization	39	35,176	36,274
Impairment of non-financial assets	40	164	-
Provisions for asset risks	41	186,359	160,237
Fair value adjustments transferred to profit or loss		(4,432)	(46,573)
Results from investments in companies	34	(1,213)	(1,377)
Results from the sale of goods received in payment or awarded in a judicial auction	35	(1,393)	(1,238)
Provisions for assets received in payment	35	(442)	305
Profit/loss on sale of shareholding in other companies		-	-
Profit on sale of fixed assets	35	-	(1,494)
Writte-off of assets received in lieu of payment	35	11,323	2,622
Interest and adjustment net income	31-32	(513,634)	(362,438)
Net commission income	32	(148,251)	(126,914)
Other non-cash charges (credits) to profit or loss		(75,679)	653
Income tax	18	52,797	35,505
Increase/decrease in operating assets and liabilities		**117,610**	**(148,389)**
Decrease (increase) in loans and receivables from clients		231,906	(508,201)
Decrease (increase) in financial investments		(691,837)	15,601
Decrease (increase) in repurchase agreements (assets)		(85,428)	-
Decrease (increase) in interbank loans		(6,669)	67,013
Decrease (increase) in assets received or awarded in payment		2,748	(4,318)
Increase (decrease) in creditors in current accounts		(673,245)	204,991
Increase (decrease) in deposits and time deposits		207,358	770,082
Increase (decrease) in liabilities to domestic banks		189,720	(2,325)
Increase (decrease) in other deposits and sight accounts		(25,288)	35,876
Increase (decrease) in liabilities to foreign banks		(396,624)	(693,412)
Increase (decrease) in obligations to the Central Bank of Chile		-	98,143
Increase (decrease) in repurchase contracts (liabilities)		936,181	(16,847)
Increase (decrease) in other financial obligations		3,589	13,153
Net increase in other assets and liabilities		315,676	(258,743)
Interest and readjustments received		1,063,536	1,032,965
Interest and readjustments paid		(898,105)	(959,466)
Dividends received from investments in companies		-	-
Fees and commissions received		59,911	130,418
Fees and commissions paid		(115,819)	(73,319)
Total cash flow provided by (used in) operating activities		**(7,081)**	**(294,278)**

The accompanying notes form an integral part of the Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS, continued

For the periods ending March 31, 2025 and 2024

	Note	March 31, 2025 Ch$mn	March 31, 2024 Ch$mn
CASH FLOWS FROM INVESTMENT ACTIVITIES			
Purchases of fixed assets	16	(18,727)	(15,606)
Sales of fixed assets		422	3,283
Purchase of intangible assets	15	(4,682)	(6,966)
Acquisitions of investments in companies		-	-
Total cash flow provided by (used in) investment activities		**(22,987)**	**(19,289)**
CASH FLOW FROM FINANCING ACTIVITIES			
Attributable to shareholders' interest		**(576,862)**	**304,388**
Placement of Subordinated bond		-	-
Redemption of subordinated bonds and interest payments		(9,731)	(9,314)
Dividends paid		-	
Redemption and payment of interest/principal on letters of credit		(1,149)	(529)
Placement of current bonds		821,792	531,816
Redemption and payment of interest/principal on mortgage bonds		(4,215)	(4,030)
Redemption and payment of interest/principal on current bond capital		(1,375,577)	(205,268)
Placement of perpetual bonds		-	-
Redemption and payment of interest/principal on perpetual bondsl		-	
Payment of interes/principal on capital lease obligations		(7,982)	(8,287)
Attributable to non-controlling interest		**-**	**-**
Payment of dividends and/or withdrawals of capital paid respectively to the subsidiaries corresponding to the non-controlling interest		-	-
Total cash flows used in financing activities		**(576,862)**	**304,388**
D - NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE PERIOD		**(606,930)**	**(9,179)**
E - EFFECTS OF FOREIGN EXCHANGE RATE FLUCTUATIONS		**4,629**	**19,457**
F - INITIAL BALANCE OF CASH AND CASH EQUIVALENTS		**2,771,002**	**2,760,724**
FINAL BALANCE OF CASH AND CASH EQUIVALENTS		**2,168,701**	**2,771,002**

The accompanying notes form an integral part of the Interim Consolidated Financial Statements.

Reconciliation of provisions for the Consolidated Statements of Cash Flows for the periods ending on	Note	March 31, 2025 Ch$mn	March 31, 2024 Ch$mn
Credit Risk Provision for the Statements of Cash Flows		186,359	160,237
Recovery of impaired loans		(46,858)	(30,983)
Net provision for loan loss	41	**139,501**	**129,254**

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS, continued

For the periods ending March 31, 2025 and 2024

Reconciliation of liabilities arising from financing activities	12.31.2024	Cash Flow	Changes other than cash				03.31.2025
			Acquisition	Foreign Currency Movement	UF Movement	Fair Value Changes	
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Subordinated Bonds	**1,910,697**	(9,731)	-	-	14,294	-	**1,915,260**
Senior bonds	**8,067,274**	(553,785)	-	-	73,603	-	**7,587,092**
Mortgage bonds	**65,781**	(4,215)	-	-	551	-	**62,117**
Bonds without fixed maturity	**693,382**	-	-	(27,562)	-	-	**665,820**
Letters of credit	**220**	(1,149)	-	-	1,009	-	**80**
Dividends paid	**-**	-	-	-	-	-	**-**
Obligations under leasing contracts	**66,882**	(7,982)	-	-	(1,281)	-	**57,619**
Total liabilities from financing activities	**10,804,236**	**(576,862)**	**-**	**(27,562)**	**88,176**	**-**	**10,287,988**

Banco Santander-Chile and Affiliates

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the periods ending on March 31, 2025 and December 31, 2024

	Equity attributable to shareholders										
		Reserves		Other accrued comprehensive income			Accrued profits and profits corresponding to the period				
	Capital	Reserves and other retained earnings	Merger of companies under common control	Changes in fair value of financial assets at fair value through OCI	Cash flow hedge	Income tax	Retained profits from previous periods	Annual Profits (**)	TOTAL	Non-controlling interest (*)	Total Equity
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Opening balances as of January 1, 2024	**891,303**	**3,117,463**	**(2,224)**	**(91,596)**	**84,416**	**1,938**	**519,891**	**(154,033)**	**4,367,158**	**124,735**	**4,491,893**
Payment of common stock dividends	—	—	—	—	—	—	(347,483)	—	(347,483)	—	(347,483)
Income reserves from the previous period	—	117,266	—	—	—	—	(117,266)		—	—	—
Provision for payment of common stock dividends	—	—	—	—	—	—	—	(451,409)	(451,409)	—	(451,409)
Provision and interest payments on bonds with no fixed term to maturity	—	—	—	—	—	—	(30,818)	(699)	(31,517)	—	(31,517)
Other movements	—	—	—	—	—	—	—	—	—	(27,229)	(27,229)
Subtotal: Transactions with shareholders during the period	**—**	**117,266**	**—**	**—**	**—**	**—**	**(495,567)**	**(452,108)**	**(830,409)**	**(27,229)**	**(857,638)**
Profit for the year (period)	—	—	—	—	—	—	—	857,623	857,623	6,886	864,509
Other comprehensive income for the year	—	—	—	22,584	(162,217)	37,701	—	—	(101,932)	2	(101,930)
Subtotal: Comprehensive income for the year	**—**	**—**	**—**	**22,584**	**(162,217)**	**37,701**	**—**	**857,623**	**755,691**	**6,888**	**762,579**
Closing balance on December 31, 2024	**891,303**	**3,234,729**	**(2,224)**	**(69,012)**	**(77,801)**	**39,639**	**24,324**	**251,482**	**4,292,440**	**104,394**	**4,396,834**
Distribution of results from previous year							**857,623**	**(857,623)**			
Opening balances as of January 1, 2025	**891,303**	**3,234,729**	**(2,224)**	**(69,012)**	**(77,801)**	**39,639**	**881,947**	**(606,141)**	**4,292,440**	**104,394**	**4,396,834**
Payment of common stock dividends	-	-	-	-	-	-	-	-	-	-	-
Reserves of income from the previous period	-	-	-	-	-	-	-	-	-	-	-
Provision for payment of common stock dividends	-	-	-	-	-	-	-	(166,679)	(166,679)	-	(166,679)
Provision and interest payments on bonds with no fixed term to maturity	-	-	-	-	-	-	-	(7,489)	(7,489)	-	(7,489)
Other movements	-	-	-	-	-	-	-	-	-	(1,263)	(1,263)
Subtotal: Transactions with shareholders during the period	**-**		**-**	**-**	**-**	**-**	**-**	**(174,168)**	**(174,168)**	**(1,263)**	**(175,431)**
Profit for the year (period)	-	-	-	-	-	-	-	277,797	277,797	3,940	281,737
Other comprehensive results for the period	-	-	-	4,060	1,644	(1,540)	-	-	4,164	97	4,261
Subtotal: Comprehensive income for the period	**-**	**-**	**-**	**4,060**	**1,644**	**(1,540)**	**-**	**277,797**	**281,961**	**4,037**	**285,998**
Closing balance as of March 31, 2025	**891,303**	**3,234,729**	**(2,224)**	**(64,952)**	**(76,157)**	**38,099**	**881,947**	**(502,512)**	**4,400,233**	**107,168**	**4,507,401**

(*) See Note 02 letter c for non-controlling interest,

(**) Contains profit for the period and provisions for dividends, interest payments and re-appreciation of issued financial instruments of regulatory capital.

Period	Profit attributable to equity holders	Allocated to reserves	Allocated to dividends	Percentage distribution	Number of shares	Dividend per share (In Ch$)
	Ch$mn	Ch$mn	Ch$mn	%		
Year 2023 (Shareholders Meeting April 2024)	496,404	117,266	347,483	70	188,446,126,794	1.844
Year 2022 (Shareholders Meeting April 2023)	808,651	300,069	485,191	60	188,446,126,794	2.575

The accompanying notes form an integral part of the Interim Consolidated Financial Statements.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2025, and 2024, and as of December 31, 2024

NOTE 01 - CORPORATE INFORMATION

Banco Santander-Chile is a banking corporation organized under the laws of the Republic of Chile, supervised by the Financial Market Commission (FMC). It is also subject to the regulations of the Securities and Exchange Commission of the United States of America (SEC), considering the Bank is listed on the New York Stock Exchange (NYSE) through an American Depositary Receipt (ADR) program.

Banco Santander Spain controls Banco Santander Chile through its shareholdings in Teatinos Siglo XXI Inversiones S.A. and Santander Chile Holding S.A., both subsidiaries controlled by Banco Santander Spain. As of March 31, 2025, Banco Santander Spain directly or indirectly owns 99.8% of Santander Chile Holding S.A. and 100% of Teatinos Siglo XXI Inversiones S.A., which allows Banco Santander Spain control over 67.18% of the Bank's shares.

The Bank provides its clients with a wide range of general banking services, from individuals to large corporations. In addition, Banco Santander-Chile and its affiliates (collectively referred to as 'Bank' or 'Santander-Chile' hereafter) offer consumer and commercial banking services, as well as other services, including factoring, collections, leasing, securities and insurance brokerage, brokerage of mutual and investment fund and investment banking.

The Bank's legal address is Calle Bandera No 140 Santiago de Chile, and its website is www.santander.cl.

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.   Preparation Basis

These Interim Consolidated Financial Statements have been prepared following the Compendium of Accounting Standards for Banks (CASB), in its version applicable as of January 2022, as well as the instructions issued by the FMC. The FMC, under Law No 21,000, provides in numeral 6 of article 5 that the Financial Market Commission may set the rules for the preparation and presentation of the annual reports, balance sheets, statements of financial position and other financial statements of the supervised entities and determines the principles according to which companies must keep their accounts. Regarding all matters that are not covered by this regulation, if they do not conflict with its instructions, then they must adhere to generally accepted accounting criteria corresponding to the technical standards issued by the Chilean Association of Accountants AG, which coincide with the International Financial Reporting Standards (IFRS) agreed by the International Accounting Standards Board (IASB). In case of discrepancies between the accounting principles and the accounting criteria issued by the FMC in its Compendium of Accounting Standards for Banks and instructions, the latter shall prevail.

The Bank uses certain currency terms and conventions for these Interim Consolidated Financial Statements. Thus, 'USD' stands for 'US dollar', 'EUR' stands for 'euro', 'CNY' stands for 'Chinese yuan', 'JPY' stands for 'Japanese yen', 'CHF' stands for 'Swiss franc', 'AUD' stands for 'Australian dollar' and 'UF' stands for 'Unidad de Fomento de Chile'.

The notes in the Consolidated Financial Statements contain information in addition to that presented in the Interim Consolidated Statements of Financial Position, Interim Consolidated Statements of Income, Interim Consolidated Statements of Other Comprehensive Income, Interim Consolidated Statement of Change in Equity and Interim Consolidated Statement of Cash Flows. They provide narrative descriptions or disaggregation of such states in a clear, relevant, reliable and comparable manner.

2.   Preparation of the Consolidated Financial Statements

The Interim Consolidated Financial Statements as of March 31, 2025, and December 31, 2024 incorporate the individual financial statements of the Bank and its controlled entities (affiliates) and include the adjustments, reclassifying and eliminations necessary to comply with the accounting and measurement criteria established by IFRS 10 'Consolidated Financial Statements'. Control is achieved when the Bank:

i.   Has power over the investee (that is, it has rights that grant it the present capacity to manage the relevant activities of the investee);

ii.   Has exposure or rights to variable returns from its involvement with the investee; and

iii.   Has the ability to use its power over the investee to influence the amount of the investor's returns.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2025, and 2024, and as of December 31, 2024

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The Bank reassesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above. For example, when the Bank has less than most of the voting rights in an investee, but those voting rights are sufficient to have the ability to direct the relevant activities, then it is concluded that the Bank has control. The Bank considers all relevant facts and circumstances in assessing whether the Bank's voting rights in an investee are sufficient to give it power. These include:

- The size of the Bank's holding of voting rights relative to the size and dispersion of holdings of the other vote holders.
- The potential voting rights held by the Bank, other vote holders or other parties.
- The rights arising from other contractual agreements.
- Any additional facts and circumstances that indicate that the Bank has or does not have the current ability to direct the relevant activities when decisions need to be made, including voting patterns at previous shareholders' meetings.

Consolidation of a subsidiary begins when the Bank obtains control of the subsidiary and ceases when the Bank cedes control. Specifically, the income and expenses of a subsidiary acquired or disposed of during the period are included in the Interim Consolidated Statements of Income and Interim Consolidated Statements of Other Comprehensive Income from the date the Bank gains control until the date the Bank ceases to control the subsidiary.

Profit or loss alongside each component of the Interim Consolidated Statements of Other Comprehensive Income is attributed to the Bank's holders and non-controlling interest. The total comprehensive income of subsidiaries is attributed to the owners of the Bank and the non-controlling interests, even if this results in the non-controlling interests having a deficit in certain circumstances. When necessary, adjustments are made to the financial statements of the subsidiaries to ensure their accounting standards are consistent with the Bank's accounting standards. All balances and transactions between consolidated entities are eliminated.

Changes in the consolidated entities' participation that do not result in the loss of control are accounted for as equity transactions. Accordingly, the book value of the Bank's equity holders and the non-controlling interests are adjusted to reflect the changes in participation over subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration being paid or received is recognized directly in equity and attributed to the equity owners of the Bank.

The non-controlling interest represents the participation of third parties in the Bank's consolidated equity, which is presented in the Interim Consolidated Statement of Change in Equity. Their share of the result for the year is shown as 'Profit attributable to non-controlling interest' in the Interim Consolidated Statements of Income.

The following table shows the composition of the entities over which the Bank can exercise control and, therefore, form part of the consolidation perimeter:

i.   Entities controlled by the Bank through participation in equity

	Main Activity	Place of Incorporation and operation	% of ownership					
			As of March 31, 2025			As of December 31, 2024		
			Direct	Indirect	Total	Direct	Indirect	Total
Santander Corredora de Seguros Limitada	Insurance brokerage	Santiago, Chile	99.75	0.01	99.76	99.75	0.01	99.76
Santander Corredores de Bolsa Limitada	Brokerage of financial instruments	Santiago, Chile	50.59	0.41	51.00	50.59	0.41	51.00
Santander Asesorias Financieras Limitada	Securities brokerage	Santiago, Chile	99.03	-	99.03	99.03	-	99.03
Santander S.A. Sociedad Securitizadora	Acquisition of loans and issuance of debt securities	Santiago, Chile	99.64	-	99.64	99.64	-	99.64
Santander Consumer Finance Limitada	Automotive financing	Santiago, Chile	51.00	-	51.00	51.00	-	51.00
Sociedad operadora de Tarjetas de Pago Santander Getnet Chile S.A.	Administration of the infrastructure for the financial market of derivative instruments	Santiago, Chile	99.99	0.01	100.00	99.99	0.01	100.00

Details of non-controlling interests are shown in Note 28 Equity letter g) non-controlling interest (minority interests).

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

ii.   Entities controlled by the Bank through other considerations

The following companies have been consolidated based on the fact that the Bank determines their relevant activities (these are companies complementary to the banking sector) and, therefore, over which the Bank exercises control:

- Santander Gestión de Recaudación y Cobranza Limitada: its exclusive activity is administering and collecting loans.

- Multiplica SpA: its primary purpose is the development of incentive programs that encourage the use of payment cards.

The company Bansa Santander S.A. was included in the consolidation perimeter until May 2024. The company Pagonxt Payments Chile SpA was included in the consolidation perimeter until December 2024. See Note 05 – Significant Events.

iii.   Associated entities

An associate is an entity over which the Bank can exercise significant influence but not control or joint control. This capacity is usually manifested in a 20% or more interest in the entity's voting rights and is accounted for using the equity method in accordance with IAS 28 'Investments in Associates and Joint Ventures'. The following entities in which the Bank has an interest and are recognized using the equity method are considered 'associates':

| | | Place of Incorporation and operation | % Percentage of ownership | |
| | | | As of March 31, | As of December 31, |
Name of associated entity	Main Activity		2025	2024
Redbanc S.A.	ATM service	Santiago, Chile	33.43	33.43
Transbank S.A.	Debit and credit card service	Santiago, Chile	25.00	25.00
Centro de Compensación Automatizado S.A.	Electronic funds transfer and compensation services	Santiago, Chile	33.33	33.33
Sociedad Interbancaria de Depósito de Valores S.A.	Repository of publicly offered securities	Santiago, Chile	29.29	29.29
Cámara Compensación de Alto Valor S.A.	Payment clearing	Santiago, Chile	13.72	13.72
Administrador Financiero del Transantiago S.A.	Administration of smart cards for public transportation	Santiago, Chile	20.00	20.00
Servicios de Infraestructura de Mercado OTC S.A.	Administration of the infrastructure for the financial market of derivative instruments	Santiago, Chile	12.48	12.48

In the case of Cámara Compensación de Alto Valor S.A. and Servicios de Infraestructura de Mercado OTC S.A., Banco Santander–Chile has a representative on the Board of Directors, which is why the Administration has concluded that it exercises significant influence.

iv.   Share or rights in other companies

Entities over which the Bank has no control or significant influence are presented in this category. These equity instruments must be measured at fair value in compliance with IFRS 9 'Financial Instruments'. Nevertheless, the Bank may consider the cost an appropriate fair value estimate in concrete circumstances. This may be the case if the most recently available information is insufficient to measure the fair value or if a wide range of possible fair value measurements and the cost involved represents the best estimate of fair value within that range.

In another regard, the Bank may make an irrevocable decision to present subsequent changes to the fair value in other comprehensive income during its initial recognition. Subsequent changes in this valuation shall be recognized in 'Accumulated other comprehensive income – Items that will not be reclassified to profit or loss'. Dividends received from these investments are recorded in the Interim Consolidated Statements of Income under 'Result from investments in companies'. These instruments are not subject to the IFRS 9 'Financial Instruments' impairment model.

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

3. Non-controlling interest

Non-controlling interest represents the portion of net income and net assets the Bank does not own, either directly or indirectly. It is presented separately in the Interim Consolidated Statements of Income and separately from the equity in the Interim Consolidated Statements of Financial Position.

In the case of entities controlled by the Bank through other considerations, profit and equity are presented fully as a non-controlling interest. This is because the Bank controls them, but has no ownership expressed as a percentage.

4. Reporting segments

The Bank's operating segments are those units whose operating results are reviewed regularly by the highest level of management regarding decision-making. Accordingly, two or more operating segments can be added into one only when the aggregation is consistent with the basic principle under the IFRS 8 'Operating Segments' and if the segments have similar economic characteristics and are alike in each one of the following aspects:

    i.   The nature of the products and services.

    ii.   The nature of production processes.

    iii.   The type of customer category for which its products and services are intended.

    iv.   The methods used to distribute their products or provide services.

    v.   If applicable, the nature of the regulatory framework, e.g., banking, insurance, utilities.

The Bank reports separately for each operating segment that meets any of the following quantitative thresholds:

    i.   Its reported revenues from ordinary activities, including both sales to external clients and inter-segment sales or transactions, equal or exceed 10% of the combined revenues from all operating segments' ordinary internal and external activities.

    ii.   The amount of its reported results is, in absolute terms, equal to or greater than 10% of the greater of (i) the combined profit reported by all operating segments that have not reported a loss; and (ii) the combined loss reported by all operating segments that have reported a loss.

    iii.   Its assets equal or exceed 10% of the combined assets of all operating segments.

Operating segments that do not meet any of the quantitative thresholds may be considered reportable segments. The information must be disclosed separately if management believes it would be helpful to Interim Consolidated Financial Statements users.

Information regarding other business activities that do not correspond to reportable segments is combined and disclosed within the Corporate Activities category 'other'.

Concerning the above, the Bank's segments were obtained under the consideration that an operating segment is a component of an entity that:

    i.   Engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses from transactions with other elements of the same entity).

    ii.   Whose operating results are regularly reviewed by the entity's chief executive officer, who makes decisions about resources allocated to the segment and assesses its performance.

    iii.   For which discrete financial information is available.

5. Functional and presentation currency

The Bank, in according to IAS 21 'The Effects of Changes in Foreign Exchange Rates', has defined the Chilean Peso as its functional and presentation currency, as this is the currency of the primary economic environment in which the Bank operates, as well as the currency that influences the cost and revenue structure. Therefore, all balances and transactions denominated in currencies other than the Chilean Peso are considered 'foreign currency'.

NOTE 02 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

6. Transactions in foreign currency

The Bank conducts transactions in amounts denominated in foreign currencies, mainly US dollars. The assets and liabilities denominated in foreign currencies held by the Bank and its affiliates are translated into Chilean Pesos at the market exchange rate corresponding to the end of the reported month (spot rate), which amounted to $994.10 per US$ for March 31, 2025 ($874.45 for March 2024). For all other currencies, an external price provider is used.

The net foreign exchange gain and loss includes recognizing the effects of exchange rate changes on assets and liabilities denominated in foreign currencies and the profit and loss on foreign exchange spot and forward transactions undertaken by the Bank.

7. Cash and cash equivalents

The indirect method is used to prepare the Interim Consolidated Statement of Cash Flows, starting with the Bank's consolidated pre-tax income, and then incorporating non-cash transactions, cash-flow-related income, and expense of activities classified as investments or financing.

The following items are taken into consideration in the preparation of the Interim Consolidated Statement of Cash Flows:

i.   Cash flows: inflows and outflows of cash and cash equivalents, defined as balances in items such as deposits with the Central Bank of Chile, deposits in domestic banks and deposits abroad.

ii.   Operating activities: these are the normal activities carried out by banks alongside other activities that cannot be classified as investments or financing.

iii. Investing activities: these correspond to the acquisition, sale or disposal by other means of long-term assets and other investments not included in cash and cash equivalents.

iv.   Financing activities: those that result in changes to the size and composition of equity and liabilities that are not part of operating or investing activities.

8. Definitions, classification and measurement of financial assets/liabilities

i.   Definitions

A 'financial instrument' is any contract that gives rise to a financial asset in an entity and a financial liability or equity instrument in another entity.

A 'financial asset' is any asset that is: (a) cash; (b) an equity instrument of another entity; (c) a contractual right to receive cash or another financial asset from another entity or to exchange financial assets or financial liabilities with another entity under conditions that are potentially favorable to the entity; or (d) a contract that will or may be settled using the entity's own equity instruments.

A 'financial liability' is any liability that is: (a) a contractual obligation to deliver cash or another financial asset to another entity or to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to the entity; or (b) a contract that will or may be settled using the entity's equity instruments.

An 'equity instrument' is any contract that evidences a residual interest in the assets of the issuing entity after deducting all of its liabilities.

A 'financial derivative' is a financial instrument whose value fluctuates in response to changes concerning an observed market variable (such as an interest rate, a foreign exchange rate, a financial instrument's price, or a market index, including credit ratings), whose initial investment is minimal compared with other financial instruments with a similar response to changes in market factors, and which is generally settled at a future date.

'Fair value' is the price that would be received to sell an asset or paid to transfer a liability in a transaction between market participants at the measurement date.

NOTE 02 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

ii. Initial recognition

The Bank shall recognize a financial asset or financial liability only when it becomes part of the contractual terms of the instrument (rights and obligations).

A conventional purchase or sale of financial assets shall be recognized using the accounting contract date or settlement date.

iii. Classification of financial assets/liabilities

Classification of financial assets

Financial assets shall be classified into measurement categories based on the entity's business models for managing the financial assets and the contractual cash flow characteristics of said assets.

The business model refers to how the Bank manages its financial assets to generate cash flows. In other words, the entity's business model determines whether the cash flows will come by obtaining contractual cash flows, selling financial assets, or both.

Assessing the contractual flow characteristics (SPPI test) requires determining whether the asset's contractual flows are solely payments of principal on specified dates and interest on the principal outstanding amounts in the currency in which the financial asset is denominated. The principal is the fair value of the financial asset at initial recognition. Nevertheless, the principal amount may change over the life of the financial asset (if there are principal repayments). Interest is the compensation received for the time value of money and the credit risk related to the principal amount owed over a specified period, alongside other risks and administrative costs, and a profit margin.

For the assessment, the Bank conducts a Test evaluating whether the contractual flows meet the criteria for a core lending arrangement. The Bank uses its professional assessment and considers relevant factors such as currency, interest rate (fixed or variable) and the period it sets.

The assessment of business models is not an instrument-by-instrument ranking approach but at a higher level of aggregation and considers all relevant evidence: model performance, risks affecting performance, and how managers are rewarded, among others.

According to the above, the objectives of the business models are:

- To hold assets to collect cash flows – through management that produces cash flows by collecting contractual payments throughout the instrument's life. Models with this goal allow for sales if they are infrequent (even if significant in value) or insignificant in value both individually and in aggregate (even if frequent), and even more so if they result from a substantial increment in risk or the risk management of credit concentration.

- To maintain financial assets for collection and sale. Per this objective, the entity's key management personnel have decided that the supply of contractual cash flows and the sale of financial assets are essential to achieve the business model's goal. Therefore, there is a higher frequency and value of sales for this purpose.

- Other models - financial assets are measured at fair value through profit or loss if they are not held within a business model whose objective is to hold the assets to collect contractual cash flows or if their objective is achieved by obtaining contractual cash flows and selling financial assets. Assets are managed on a sales basis, and decisions are made on a fair value basis.

In accordance with the above, the Bank will classify its financial assets based on whether they are subsequently measured at amortized cost, at fair value through other comprehensive income, or at fair value through profit or loss.

Additionally, an irrevocable election may be made at the time of initial recognition of investments in equity instruments to present subsequent changes in fair value in other comprehensive income.

NOTE 02 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Classification of financial liabilities

An entity shall classify all financial liabilities as subsequently measured at amortized cost, except for derivative liabilities measured at fair value through profit or loss.

Reclassifications

Reclassifying financial assets only occurs only when the business model for managing financial assets has changed. These changes are determined by top management due to external or internal changes. Financial liabilities are not reclassified.

iv. **Measurement of financial assets/liabilities**

Initial measurement

Financial assets and liabilities are initially measured at fair value (transaction price), plus or minus transaction costs in the case of a financial asset or financial liability that is not carried at fair value through profit or loss.

Subsequent measurement of financial assets

A financial asset shall subsequently be measured according to the following:

(1) Amortized cost

A financial asset is measured at amortized cost if the financial asset is held within a business model whose objective is to hold financial assets to earn cash flows, and the contractual terms of the financial asset give rise, at specified dates, to cash flows that are solely payments of principal and interest on the outstanding principal amount.

Interest income shall be calculated using the effective interest method. This method applies to financial assets and liabilities measured at amortized cost (interest income and interest expense). The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial asset or financial liability to the gross carrying amount of the financial asset or the amortized cost of a financial liability.

(2) Fair value through other comprehensive income

A financial asset is measured at fair value through other comprehensive income if the financial asset is held within a business model in which the objective are to obtain the contractual cash flows, to sell financial assets, and if the contractual terms of the financial asset give rise, at specified dates, to receive cash flows that are solely payments of principal and interest on the outstanding principal amount.

(3) Fair value through profit or loss

A financial asset is measured at fair value through profit or loss unless measured at amortized cost or fair value through other comprehensive income.

(4) Irrevocable election to measure at fair value with changes in other comprehensive income.

Upon the initial recognition of Investments in equity instruments, a determination may be held to present subsequent changes in fair value in other comprehensive income that would otherwise be measured at fair value through profit or loss when not held for trading, except for dividend income, which is recognized in profit or loss for the period. Gains or losses arising from the de-recognition of these equity instruments are not transferred to profit or loss.

Subsequent measurement of financial liabilities

Financial liabilities are subsequently measured at amortized cost, except for derivatives measured at fair value through profit or loss.

NOTE 02 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

v.   De- recognition of financial assets/liabilities

A financial asset shall be derecognized when and only when:

(1)   The contractual rights to the cash flow from the financial asset expire, or

(2)   The contractual rights to receive the cash flows of a financial asset are transferred, or it retains the contractual rights to receive the cash flows of a financial asset but assumes a contractual obligation to pay them to one or more recipients. In this sense, if the risks and rewards of ownership of the financial asset are substantially transferred, the financial asset is derecognized.

In the case of unconditional sales, sales under repurchase agreements at fair value at the date of repurchase, sales of financial assets with a purchased call option or a written put option that is deeply out of the money, uses of assets where the transferor does not retain subordinated financing nor grants any credit enhancement to the new owners, and other similar cases, the transferred financial asset is recognized from the Interim Consolidated Statements of Financial Position with simultaneous recognition of any rights or obligations retained or created as a result of the transfer.

In the case of sales of financial assets: (i) under fixed-price repurchase agreements or using the sale price plus interest, (ii) of securities lending agreements in which the borrower must return the same or (iii) similar assets and in other akin cases, the transferred financial asset is not recognized from the Interim Consolidated Statements of Financial Position and continues to be measured using the same criteria as before the transfer.

A financial liability is recognized when and only when it is extinguished – that is, when the obligation specified in the contract is paid for, cancelled or expired. In the case of loans, the FMC requirements for recognition apply. See letter o), VIII.

vi.   Offsetting a financial asset with a financial liability

A financial asset and a financial liability shall be offset and presented by their net amount in the Interim Consolidated Statements of Financial Position when, and only when, there is now a legally enforceable right to set off the recognized amounts and an intention to settle the net amount or to realize the asset and settle the liability, simultaneously. As of March 31, 2025, and December 31, 2024, the Bank has no financial asset/liability that offset.

9.   Financial derivatives and hedge accounting

Derivatives are classified as either trading instruments or hedging instruments. The Bank uses financial derivatives for the following purposes:

i.   To provide such instruments to customers who request them to manage their market and credit risks.

ii.   To use them for the risk management of the proprietary position of the Bank's entities and their assets and liabilities ('hedging derivatives').

iii.   To benefit from changes in the value of these derivatives (trading derivatives).

Trading derivatives are measured at fair value through profit or loss and are presented as assets/liabilities according to their positive or negative fair value. Derivatives that do not qualify as hedging instruments are accounted for as trading instruments.

The Bank has elected to continue to use the IAS 39 guidelines for hedge accounting. For a financial derivative to be considered a hedging derivative, all the following conditions must be met:

1.   To cover one of the following three types of risk:

a.   Changes in the value of assets and liabilities due to fluctuations in, among other things, inflation (UF), interest rates and/or exchange rates to which the position or balance to be hedged is subject ('fair value hedging').

b.   Changes in estimated cash flows originating from financial assets and liabilities, highly probable commitments and transactions that are expected to be carried out ("cash flow hedge").

c.   The net investment in a foreign operation ('hedge of a net investment in a foreign operation').

NOTE 02 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

2. To effectively eliminate some risk inherent in the hedged item or position for the entire expected term of the hedge, which entails that:

   a. At the date of arrangement, the hedge is expected, under normal conditions, to be highly effective ('prospective effectiveness').

   b. There is sufficient evidence that the hedge was effective during the life of the hedged item or position ('retrospective effectiveness').

3. There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with the Bank's management of its risks.

The changes in the value of financial instruments qualifying for hedge accounting are recorded as follows:

   a. For fair value hedges, the gains or losses arising on both hedging instruments and the hedged items (attributable to the type of risk being hedged) are included as 'Net income (expense) from financial operations' in the Interim Consolidated Statements of Income.

   b. For fair value hedges of the interest rate risk of a portfolio of financial instruments ('macro-hedges'), gains or losses arising on measurement of the hedging instruments are recognized directly in the Interim Consolidated Statements of Income under 'Interest and adjustment income'.

   c. For cash flow hedges, the efficient portion of the change in the value of the hedging instrument is recorded in the Interim Consolidated Statements of Other Comprehensive Income in 'Valuation accounts - cash flow hedges' within equity.

   d. Differences in the valuation of the hedging instrument corresponding to the inefficient portion of cash flow hedging transactions are recognized directly in the Interim Consolidated Statements of Income in 'Net income from financial operations'.

If a derivative designated as a hedge, whether due to termination, ineffectiveness, or any other cause, does not meet the above requirements, hedge accounting is discontinued. When 'fair value hedging' is discontinued, the fair value adjustments to the carrying amount of the hedged item arising from the hedged risk are amortized to gain or loss from that date, when applicable.

When cash flow hedges are discontinued, the cumulative gain or loss on the hedging instrument recognized in the Interim Consolidated Statements of Other Comprehensive Income in equity 'Valuation Accounts' (while the hedge was efficient) continues to be recognized in equity until the hedged transaction occurs. At that time, it is recognized in the Interim Consolidated Statements of Income unless the transaction is not expected to occur, in which case it is recognized immediately in the Interim Consolidated Statements of Income.

Embedded derivatives in hybrid financial instruments

'Embedded derivatives' is a hybrid contract component that simultaneously includes a host contract that is not a derivative and a financial derivative that is not individually transferable. It has the effect that some of the cash flows of the hybrid contract vary in the same way as the embedded derivative would on a stand-alone basis. As of March 31, 2025, and 2024, and December 31, 2024, Banco Santander-Chile did not hold embedded derivatives in its portfolio.

10. Fair value of financial assets and liabilities

No transaction costs are deducted when financial assets and liabilities are measured at fair value. Assets and liabilities subsequently measured at amortized cost are not required to be measured at fair value.

'Fair value' is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal market at the measurement date under current market conditions (i.e., an exit price) regardless of whether that price is directly observable or estimated using another valuation technique. Fair value measurement is for a specific asset or liability. Therefore, in measuring fair value, the Bank considers the characteristics of the asset or liability in the same way that market participants would consider in pricing the asset or liability at the measurement date. In addition, the fair value measurement assumes that the transaction of selling the asset or transferring the liability takes place either: (a) in the principal market for the asset or liability or (b) in the absence of a principal market, the most advantageous market for the asset or liability.

NOTE 02 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

When there is no market price for a given financial instrument, its fair value is estimated based on the price established in recent transactions involving similar instruments or, in the absence thereof, based on valuation models sufficiently contrasted by the international financial community, considering the specific peculiarities of the instrument to be valued and especially, the different types of risk related to the instrument.

When valuation techniques are used, they maximize the use of the relevant observable input data and minimize that of unobservable input data. For example, when an asset or a liability measured at fair value has a bid price and an asking price, the price within the bid-ask spread that is most representative of fair value in the circumstances shall be used to measure fair value regardless of where the input is categorized within the fair value hierarchy.

Although average prices are allowed as a practical resource to determine the fair value of an asset or a liability, the Bank makes an adjustment (FVA or fair value adjustment) when there is a gap between the purchase and sale price (close-out cost).

All derivatives are recorded in the Interim Consolidated Statements of Financial Position at fair value from the trade date. If their fair value is positive, they shall be recorded as an asset; if their fair value is negative, they shall be recorded as a liability. In the absence of evidence to the contrary, the trade date's fair value is deemed the transaction price. Changes in the fair value of derivatives from the trade date are recognized with a balancing entry in the Interim Consolidated Statements of Income under "Profit/(loss) on financial assets/liabilities held for trading at fair value through profit or loss".

Specifically, the fair value of financial derivatives included in the trading books is deemed similar to their daily quoted price. If, for exceptional reasons, the quoted price cannot be determined on a given date, the fair value is calculated using similar methods to those used for over-the-counter (OTC) derivatives. The fair value of OTC derivatives is the sum of the future cash flows stemming from the instrument that have been discounted to the present value at the appraisal date ('present value' or 'theoretical closure') using valuation techniques commonly used by the financial markets: 'net present value' (NPV) and option pricing models, among other methods. Also, within the fair value of derivatives are included the credit risk of the derivative, be it the Bank's own credit risk (Debt Valuation Adjustment or "DVA") or the counterparty's credit risk (Credit Valuation Adjustment or "CVA"). The Counterparty Credit Risk (CVA) is a valuation adjustment to derivatives contracted in non-organized markets because of the exposure to counterparty credit risk.

The CVA is calculated considering the potential exposure to each counterparty in future periods. The Debit Valuation Adjustment (DVA) is a valuation adjustment similar to CVA, but generated by the Bank's credit risk assumed by our counterparties. In the case of derivative instruments contracted with Central Clearing Houses, where the variation margin is contractually defined as a firm and irrevocable payment, this payment is considered part of the derivative's fair value.

For loans and advances covered by fair value hedging transactions, changes in their fair value related to the risk or risks covered in these hedging transactions are recorded.

Equity instruments and contracts related to these instruments must be measured at fair value. Nevertheless, in certain circumstances, the Bank may use cost as an appropriate fair value estimate. This may be necessary, for example, if the recently available information is insufficient to measure the fair value or if a wide range of possible fair value measures exists, and the cost represents the best fair value estimate within that range. Furthermore, the Bank may irrevocably elect to present subsequent changes in the instrument's fair value in other comprehensive income.

As of March 31, 2025, and 2024, and December 31, 2024, no significant investments in listed financial instruments had ceased to be recorded at their quoted market value due to their market being unable to be considered active.

The amounts at which financial assets/liabilities are recorded represent, in all material respects, the Bank's maximum exposure to credit risk at each reporting date. The Bank also has collateral and other credit enhancements to mitigate its exposure to credit risk, consisting mainly of mortgages, cash, equity and personal guarantees, leased and rented assets, assets purchased under repurchase agreements, securities lending and credit derivatives.

Valuation techniques

According to IFRS 13 'Fair Value Measurement', a fair value hierarchy is established based on three levels: Level 1, Level 2 and Level 3, in which the highest priority is given to quoted prices (unadjusted) in active markets for identical assets and liabilities and the lowest priority to unobservable inputs.

NOTE 02 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Financial instruments at fair value and determined by published prices in active markets (Level 1) comprise government bonds, corporate bonds, exchange-traded derivatives, securitized assets, equities, short positions and issued bonds.

In cases where quotations cannot be observed, management best estimates what the market would price using its own internal models. In most cases, these internal models use data based on observable market parameters as significant inputs (level 2) and sometimes use significant unobservable inputs in market data (level 3). Various techniques are used to estimate it, including extrapolating observable market data. The most reliable evidence of the fair value of a financial instrument on initial recognition is the transaction price unless the value of that instrument can be derived from other market transactions by the same or a similar instrument or valued using a valuation technique in which the inputs used include only observable market data, mainly interest rates.

The main techniques used as of March 31, 2025, and 2024, and December 31, 2024 by the Bank's internal models to determine the fair value of financial instruments are described below:

i. The present value method is used to value financial instruments that allow static hedging (mainly forwards and swaps). Expected future cash flows are discounted using the interest rate curves of the corresponding currencies. As a rule, interest rate curves are data that can be observed on the markets.

ii. In the valuation of financial instruments that require dynamic hedging (mainly structured options and other structured instruments), the "Black-Scholes" model is normally used. Where appropriate, observable market inputs are used to obtain factors such as the diluted bid-offer, exchange rates, volatility, correlation between indices and market liquidity.

iii. In the valuation of certain financial instruments subject to interest rate risk, such as interest rate futures, caps and floors, the present value method (futures) and the "Black-Scholes" model ("plain vanilla" options) are used. The main inputs used in these models are mainly observable market data, including the corresponding interest rate curves, volatilities, correlations and exchange rates.

The fair value of the financial instruments calculated by the aforementioned internal models considers contractual terms and observable market data, including interest rates, credit risk, exchange rates, the quoted market price of shares and market rates of raw materials, volatility, prepayments and liquidity. The Bank's management verifies that the valuation models do not incorporate significant subjectivity. Therefore, if necessary, these methodologies can be adjusted and calibrated through internal calculations of fair value and subsequent comparison with the corresponding actively traded prices.

The Bank has developed a formal process for the systematic valuation and management of financial instruments, implemented in all units included in the scope of consolidation. The governance structure of this process distributes responsibilities between two separate divisions: Treasury (responsible for the development, marketing and daily management of financial products and market data) and Market Risks (responsible for the periodic validation of valuation models and market data, the process of calculating risk metrics, standards for approving new transactions, market risk management and the implementation of valuation adjustment standards).

Approving a new product involves several steps (application, development, validation, integration into corporate systems and quality review) before production. This process ensures the rating systems are properly reviewed and stable before use.

Details of the most significant derivative products and families, together with their respective valuation techniques and inputs, by type of asset, are set out in Note 44 'Fair value of financial assets and liabilities' in these Interim Consolidated Financial Statements.

11. Fixed assets

This category includes the buildings, land, furniture, vehicles, computer hardware and other fixed assets owned by the consolidated entities. Assets are classified according to their use as follows:

a. Fixed assets for own use

Fixed assets for own use are presented at their acquisition cost, less its corresponding accumulated depreciation and, if applicable, the impairment losses that result from comparing the net value of each item with its corresponding recoverable amount. This includes, among others, the material assets received by the consolidated entities for the liquidation, in whole or in part, of financial assets that represent collection rights against third parties, and which are expected to be continuously used and owned.

NOTE 02 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Depreciation is calculated using the straight-line method over the acquisition cost of assets minus their residual value, assuming that the land on which buildings and other structures stand has an indefinite life and is not subject to depreciation. The Bank applies the following useful lives for the tangible assets that comprise its assets:

ITEM	Useful Life (Months)
Land	0
Paintings and works of art	0
Carpets and curtains	36
Computers and Hardware	36
Vehicles	36
ATMs and teleconsultations	60
Machines and general equipment	60
Office furniture	60
Telephone and communication systems	60
Security systems	60
Rights over telephone lines	64
Air conditioning systems	84
Other installations	120
Buildings	1200

At each reporting period, the consolidated entities assess whether there is any indicator that the carrying amount of any tangible asset exceeds its recoverable amount. If this is the case, the asset's carrying amount is reduced to its recoverable amount. Future depreciation charges are adjusted under the revised carrying amount and to the new remaining useful life, if an adjustment of the latter is necessary.

Likewise, the estimated useful lives of the items of property, plant and equipment held for own use are reviewed at the end of each reporting period to detect significant changes. If changes are detected, the useful lives of the assets are adjusted by correcting the depreciation charge to be recorded in the Interim Consolidated Statements of Income in future years based on the new useful lives.

Maintenance expenses relating to tangible assets held for own use are recorded as an expense in the period in which they are incurred.

b.   Assets leased out under operating leases

The criteria used to record the acquisition cost of assets leased out under operating leases, calculate their depreciation and their respective estimated useful lives, and record their impairment loss are the same criteria as those for fixed assets held for own use.

12. Leases

At the contract's creation, the Bank assesses whether it contains a lease or not. A contract contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for compensation. To assess whether a contract conveys the right to control the use of an identified asset, the Bank assesses whether:

- The contract involves using an identified asset. This may be specified explicitly or implicitly and should be physically identified. The asset is not identified if the supplier has a significant substitution right.

- The Bank has the right to obtain all the economic benefits from using the asset throughout the contract's duration.

- The Bank has the right to direct the use of the asset – this is the decision-making purpose for which the asset is used.

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

i.   As a lessee

The Bank recognizes a right-of-use asset and a lease liability at the starting date of the lease according to the IFRS 16 'Leases'. The Bank's main contracts are for offices and branches which are necessary to undertake its activities.

In the beginning, the right-of-use asset is equal to the lease liability. It is calculated as the present value of the lease payments, which are discounted using the Bank's incremental interest rate at the starting date and considering each contract's duration. The average incremental interest rate is 1.63%. Subsequently, the asset is straight-line depreciated according to the contract's duration, and the financial liability is amortized in terms of the monthly payments. The financial interest is charged to net interest income, and the depreciation is charged to the depreciation expense of each financial year.

The lease's term encompasses non-cancellable periods stipulated within each contract. In the case of a lease contract with indefinite duration, the Bank has determined to assign a span equal to the longest of the non-cancellable period of its lease contracts. Contracts with a non-cancellable period of 12 months or less are treated as short-term leases. Therefore, the related payments are recorded as a straight-line expense. Any change in the lease term or rent is treated as a new measurement of the lease.

In the initial measurement, the Bank measures the right-of-use of the asset at cost. The rent of the lease contracts is agreed in UF and payable in Chilean pesos. According to Circular No 3,649 of the FMC, the monthly UF variation that affects all contracts established in such monetary units should be treated as a new measurement. Therefore, readjustments should be recognized as an amendment to the obligation, and in parallel, the amount of the related asset should be adjusted.

The Bank has not entered into lease agreements with guarantee clauses for residual value or variable lease payments.

ii.   As a lessor

When the Bank acts as a lessor, it first determines if it corresponds to a financial or operating lease. To do this, the Bank evaluates whether it has substantially transferred all the risks and benefits of the asset. If so, this corresponds to a financial lease. Otherwise, it is an operating lease.

The Bank recognizes lease rentals received on a straight-line income basis over the lease term.

iii. Third-party financing

The sum of present values of the lease payments receivable from the lessee is recognized in the line item: 'Loans and receivables from customers' in the Interim Consolidated Statements of Financial Position. This includes the price of the lessee's right-to-call option at the end of the lease term when there is reasonably certain that the lessee will exercise said right. The financial income and expense derived from these contracts are recorded in the Interim Consolidated Statements of Income under 'Interest income' and 'Interest expense', respectively, to achieve a constant return rate over the lease term.

13. Factoring transactions

Factored receivables are valued at the amount disbursed by the Bank in exchange for invoices or other commercial instruments representing the credit the transferor assigns to the Bank. The price difference between the amounts disbursed and the actual face value of the loans is recorded as interest income in the Interim Consolidated Statements of Income using the effective interest method over the financing period. When the assignment of these instruments involves no liability on the part of the assignee, the Bank assumes the risks of insolvency of the parties responsible for payment.

14. Intangible assets

Intangible assets are non-monetary assets (identifiable separately from other assets) without physical substance arising from legal or contractual rights. The Bank recognizes an intangible asset, whether purchased or self-created (at cost) when the asset's cost can be measured reliably. Additionally, the future economic benefits attributable to the asset are expected to flow into the Bank.

To calculate intangible assets, they are recorded initially at their acquisition or production cost, from which the accumulated amortization and accumulated impairment loss are subtracted.

NOTE 02 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Internally developed computer software is recorded as an intangible asset if, among other requirements (primarily the Bank's ability to use or sell it), it can be identified and its ability to generate future economic benefits can be demonstrated.

Intangible assets are amortized linearly based on their estimated useful life, defined by default at 36 months. They can be modified if the extent to which the Bank will benefit from its use for a different period than the mentioned above is demonstrated.

Expenditure on research activities is recorded as an expense incurred in the year and cannot be subsequently capitalized.

15. Non-current assets held for sale

Non-current assets held for sale and discontinued operations

Per the IFRS 5, 'Non-current assets held for sale and discontinued operations', a non-current asset is classified as held for sale if their carrying amount will be recovered mainly through a sale transaction rather than through continued use.

To apply the above classification, the asset must meet the following requirements:

- It must be available in its current conditions for immediate sale, and a sale must be highly probable.
- For it to be highly probable, the appropriate management level must be engaged in a plan to sell the asset (or group of assets for its disposal). Also, a program to find a buyer and completing said purchase must have been actively initiated.
- Furthermore, the sale should be expected to qualify for recognition as a completed sale within one year of the classification date.

Assets classified in this way will be measured at the lower of their carrying amount or their fair value less costs to sell.

Assets received or awarded in lieu of payment

The goods received or awarded in lieu of payment of loans and accounts receivable from clients are recorded, in the case of assets awarded in lieu of payment, at the price agreed between the parties or, conversely, in those cases where there is no agreement between them, by the amount for which the Bank acquired said assets in a judicial auction. In both cases, an independent assessment of the market value of the goods is determined based on the state in which they are acquired.

If the value of loans and receivables exceeds the fair value of the asset received or foreclosed as payment minus selling cost, the difference is recorded in the Interim Consolidated Statements of Income under 'Credit loss expenses'.

These assets are subsequently valued at the lower amount between the initially recorded figure and the net realizable value, which corresponds to their fair value (liquidation value determined through an independent appraisal) minus their respective costs of sale. The differences between the two are recognized in the Interim Consolidated Statements of Income under 'Other operating expenses'.

At the end of each year, the Bank reviews the cost of sale of assets received or foreclosed in payment, which is then applied from that date onwards and into the following year. In March 2025, the average cost was estimated at 7.11% of the appraised value (5.67% as of December 31, 2024). In addition, a review of the appraisals by an independent is carried out every 18 months to adjust the fair value of the assets.

These assets are generally estimated to be disposed of within one year from the award date. Under article 84 of the General Banking Law, assets not sold within this period are charged-off through a single installment. On March 25, 2021, the FMC issued Circular No. 2,247 granting an additional 18 months for the disposal of all assets that financial institutions have received in payment or are awarded between March 1, 2019, and December 31, 2021, and also allowing the write-off of these assets to be made in installments proportional to the number of months between the date of their receipt and that set by the Bank for their disposal.

NOTE 02 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

16. Income and expense recognition

The most important criteria used by the Bank to recognize its revenues and expenses are summarized as follows:

a. Interest revenue, interest expense, and similar items

Interest income, interest expense and similar items are recognized on an accrual basis using the effective interest rate method.

Nevertheless, the Bank ceases to recognize income on an accrual basis when a loan or one of its installments is 90 days overdue. This means that interest, adjustments or commissions are not recognized in the Interim Consolidated Statements of Income unless effectively received.

These interest and readjustments are generally referred to as 'suspended' and are recorded in memorandum accounts, which do not form part of the Interim Consolidated Statements of Financial Position but are reported as part of the supplementary information therein (Note 30 and 31).

Interest incomes of previous 'transactions with suspended accrual' are only recognized again when the debtor is up to date with its obligations.

b. Commissions, fees and similar items

Fee and commission income and expenses are recognized in the Interim Consolidated Statements of Income using the criteria set out in IFRS 15, 'Revenue from contracts with customers'.

Under IFRS 15, 'Revenue from contracts with customers', the Bank recognizes revenue when it satisfies its performance obligations by transferring the service (an asset) to the customer. Under this definition, an asset is transferred when the customer obtains control over the asset. The Bank considers the contractual terms and its traditional business practices for determining the transfer price. The transfer price is the amount of compensation the entity expects to be entitled in order to transfer committed goods and services to the customer, excluding amounts collected on behalf of third parties.

The Bank consistently applies the recognition method for each performance obligation, whether it is satisfied over time or at a specific point in time. The main income arising from commissions, fees, and similar items are:

• Credit prepayment fees, which include fees related to customer prepayments of credit operations.

• Fees and commissions on loans with letters of credit, which comprise fees and commissions related to granting loans with letters of credit.

• Fees for lines of credit and overdraft fees, which refer to fees accrued during the year to grant credit lines and current account overdrafts.

• Fees for guarantees and letters of credit, which include fees accrued during the year to grant payment guarantees for real or contingent third-party obligations.

• Card service fees. These refer to fees earned and accrued for the year related to the usage of credit, debit and other cards.

• Account administration fees. These comprise fees incurred for maintenance of current, savings and other accounts.

• Fees and commissions for collections and payments, which include fees and commission income generated by the Bank's collections and payment services.

• Commissions for brokerage and administering securities, which refer to income from commissions generated on brokerage, issuances, administration, and custody of securities.

• Remuneration for the administration of mutual funds, investment funds or others, which comprises commissions from fund management companies separated by type of client (natural or legal person).

• Insurance intermediation and consultancy fees, which include income generated through insurance sales, separated by the type of insurance brokered.

• Fees for financial leasing transaction services, which refer to those financial leasing services in which the Bank acts as a lessor.

• Securitization fees, which include fees for securitization services.

NOTE 02 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

- Fees for financial advisory services, which comprise those involved in advisory services concerning the issuance and placement of financial instruments, restructuring and funding financial liabilities, sale and purchase of companies, and others.

- Other commissions earned, which include income generated by currency exchanges, issuing cashier checks and guarantee slips, trust commissions, foreign trade operations, student loan administration, and other services.

Commission expenses comprise:

- Card transaction fees, which involve commissions generated by credit cards, debit cards and the provision of funds related to the income generated from card service fees.

- License fees of card brands. These are fees paid to the main card brands: credit, debit and provision of funds.

- Other fees for services linked to the credit card system and cards with the provision of funds.

- Expenses for loyalty and merit program obligations for card clients. They refer to expenses related to customer benefit programs related to the use of cards.

- Fees for securities transactions. They comprise fees for deposit, safekeeping and brokerage of securities, investments in mutual funds, stock exchanges, central counterparty and market infrastructure services.

- Other fees for services received. They include securities services, foreign trade, correspondent banking, ATMs and wire transfer fees.

- Fees for clearing high-value payments, which include fees to ComBanc, CCLV, etc.

The relationship between the Segment Note and the disaggregated income is presented in Note 32 Commissions.

The Bank maintains loyalty plans associated with its credit cards, which under IFRS 15 "Revenue from ordinary activities from contracts with customers" have the necessary provisions to meet the delivery of the committed future performance obligations, or said obligations are settled immediately when they are generated.

c.   Non-financial income and expenses

They are recognized under the criteria established in IFRS 15, 'Revenue from contracts with customers', identifying the performance obligation and when they are satisfied (accrued).

d.   Commissions in the origination of loans

Financial fees and commissions arising from the origination of loans, mainly origination or research and information gathering fees are accrued and recognized in the Interim Consolidated Statements of Income over the life of the loan.

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

17. Provisions for credit risk on loans and receivables and contingent liabilities

The Bank permanently evaluates the entire portfolio of loans and contingent loans, as established by the FMC, to promptly create sufficient provisions to cover the expected loss linked with the debtors' characteristics and their loans based on payment and subsequent recovery.

The Bank uses the following models established by the FMC and approved by the Board of Directors to assess its loan and contingent loan portfolio:

- Individual assessment of debtors – This applies to debtors recognized as individually significant, that is, with substantial levels of debt, and to those who, even if not significant, are not able to be classified in a group of financial assets with similar credit risk characteristics, and which, due to their size, complexity or level of exposure, require detailed analysis

- Group assessment of debtors - Group assessments are relevant for residential mortgage and consumer credit exposures, in addition to commercial student credit exposures and exposures to debtors that simultaneously meet the following conditions:

    i. The Bank has an aggregate exposure to the same counterparty of less than UF 20,000. The aggregate exposure is considered as the gross amount before provisions or other mitigation factors. It also includes residential mortgages in the calculation. Concerning off-balance sheet items (contingent loans), the gross amount is calculated by applying the credit translation factors defined in Chapter B-3 of the CASB.

    ii. Each aggregate exposure to a single counterparty does not exceed 0.2% of the total portfolio of loans assesses on a group basis.

Group assessments are suitable for dealing with many transactions, each of a low amount, involving individuals or small companies. The Bank groups debtors with similar credit risk characteristics by associating each group with a certain probability of non-performing and a recovery rate based on a substantiated historical analysis. To this end, the Bank implemented the standard model for mortgage and commercial loans and its internal model for consumer loans.

A.   Provisions for individual assessments

The individual assessment of a commercial loan debtors is necessary, as established by the FMC, in the case of companies that require detailed knowledge and analysis due to their size, complexity, or level of exposure to the entity.

The analysis of debtors focuses firstly on their credit quality. Then, it classifies them in the risk category corresponding to the debtor and their respective credit operations and contingent loans after assigning them to one of the three portfolio statuses: Normal, Substandard or Impaired. The risk factors used in this analysis are the industry or sector, business situation, partners and management, the company's financial situation and ability to pay, and payment behavior.

The portfolio categories and their definitions are as follows:

1. Normal Portfolio includes debtors in which their payment capacity will permit them to pay their obligations and commitments. Evaluations of the current economic and financial environment do not indicate that this will change. The classifications assigned to this portfolio are categories from A1 to A6.

2. Substandard Portfolio includes debtors with financial difficulties or significant deterioration of their payment ability. There is reasonable doubt concerning the future reimbursement of the capital and interest within the contractual terms, with limited ability to meet short-term financial obligations. The classifications assigned to this portfolio are categories B1 to B4.

3. Impaired Portfolio includes debtors and their credits for which repayment is considered remote, as they show a deteriorated or no payment capacity. This portfolio includes debtors who have stopped paying their debts or with obvious indications that they will stop paying, as well as those that require a forced restructuring of debts, reducing the obligation or postponing the term of the principal or interest, and any debtor who is in arrears equal to or greater than 90 days in the payment of interest or capital. The classifications assigned to this portfolio are categories C1 to C6.

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Normal and Substandard Portfolio

As part of the individual assessment of debtors, the Bank classifies them into the following categories, assigning them a probability of default and severity, which result in the expected loss percentages:

Portfolio	Debtor's Category	Probability of Default (%)	Severity (%)	Expected Loss (%)
Normal Portfolio	A1	0.04	90.00	0.0360
	A2	0.10	82.50	0.0825
	A3	0.25	87.50	0.2188
	A4	2.00	87.50	1.7500
	A5	4.75	90.00	4.2750
	A6	10.00	90.00	9.0000
Substandard Portfolio	B1	15.00	92.50	13.8750
	B2	22.00	92.50	20.3500
	B3	33.00	97.50	32.1750
	B4	45.00	97.50	43.8750

The first step to determine the amount of provisions is to assess the affected exposure, which comprises the book value of loans plus contingent loans, minus the amounts that are feasible to recover through the execution of financial collateral or other collateral covering the operations. To this exposure, the respective loss percentages are applied. In the case of collateral, the Bank must demonstrate that the value assigned to the deduction reasonably reflects the value that can be realized from the disposal of the assets or equity instruments. If the debtor's credit risk is substituted for the guarantor's credit quality, this methodology will only apply if the guarantor or surety is an entity qualified in a category similar to investment grade by a local or international rating agency recognized by the FMC.

Under no circumstances may an endorsed valuable be deducted from the exposure amount, a procedure applicable only in the case of financial guarantees or real collateral.

Notwithstanding the above, the Bank must maintain a minimum provision of 0.5% over loans and contingent loans in the normal portfolio.

Impaired Portfolio

The impaired portfolio includes all loans and the entire value of contingent loans of the debtors overdue by 90 days or more on a single payment of interest or principal of any loan at the end of the month. It also includes debtors who have been granted a loan to refinance loans overdue by 60 days or more and debtors who have undergone forced restructuring or partial debt forgiveness.

The impaired portfolio excludes: a) residential mortgage loans, with payments overdue less than 90 days; and b) loans to finance higher education granted according to Law No 20,027, that do not fulfil the non-performing conditions outlined in Circular No 3,454 of December 10, 2008.

The provision for an impaired portfolio is calculated by determining the expected loss rate for the exposure, deducting the value of recoverable collateral and deducting the present value of recoveries made through collection services after the related expenses.

Once the expected loss range is determined, the related allowance rate is applied over the exposure amount, including loans and contingent loans related to the debtor.

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The allowance rates applied over the calculated exposure are as follows:

Classification	Estimated range of loss	Allowance
C1	Up to 3%	2%
C2	Between 3% and 20%	10%
C3	Between 20% and 30%	25%
C4	Between 30% and 50%	40%
C5	Between 50% and 80%	65%
C6	More than 80%	90%

All the debtor's loans are maintained in the Impaired Portfolio until its payment ability is normalized, notwithstanding the charge-off of each loan that meets Title II of Chapter B-2 of the CASB. Once the circumstances that led to classification in the Impaired Portfolio have been overcome, the debtor can be removed from this portfolio once all the following conditions are met:

i.   The debtor has no obligations overdue with the Bank for 30 consecutive days or more.

ii.   The debtor has not been granted loans to refinance its obligations.

iii. At least one of the payments includes the amortization of capital.

iv.   Two payments must already be made if the debtor has made partial loan payments in the last six months.

v.   If the debtor must make monthly payments, four consecutive installments must have been paid.

vi.   The debtor does not appear to have bad debts in the information provided by the FMC, except for insignificant amounts.

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

B.   Provisions for group assessments

Group assessments are relevant for residential mortgage and consumer credit exposures, in addition to commercial student loan exposures and debtor exposures that simultaneously meet the following conditions:

i.   The Bank has an aggregate exposure (the exposure on the same Business Group at a consolidated level) to the same counterparty of less than UF 20,000. The aggregate exposure is considered gross of provisions or other mitigating factors and includes residential mortgage loans for its calculation. Concerning off-balance sheet items, the gross amount is calculated by applying the credit translation factors defined in Chapter B-3 of the CASB.

ii.   Each aggregate exposure to a single counterparty does not exceed 0.2% of the total portfolio evaluated under group assessment.

To determine provisions, group assessments require the creation of groups of loans with homogeneous qualities in terms of the type of debtors and contracted loan terms in order to establish, using technically sound estimates and prudential criteria, the payment behavior of the group and the recoveries of its non-performing loans. This is done using a model based on the characteristics of the debtors, payment history, outstanding loans and delinquency, among other relevant factors.

The Bank uses methodologies to determine credit risk based on internal and/or standard models to estimate provisions for the group-assessed portfolio. These include commercial loans for debtors not individually assessed, residential mortgage loans and consumer loans (including installment loans, credit cards and overdraft facilities). This methodology helps to independently identify the portfolio's performance one year ahead and determines the provision necessary to cover the losses arising in the period of one year from the balance sheet date.

Clients are segmented according to their internal and external characteristics into groups or profiles to differentiate the risk of each portfolio in a more appropriate and orderly manner (client-portfolio model). This is known as the profile assignment method.

The profile assignment method is based on a statistical construction method, constituting a relationship through a logistic regression between variables such as non-performance, external credit behavior, sociodemographic variables, and a response variable that determines a customer's risk, which in this case is non-performance equal to or greater than 90 days. Hence, common profiles are established and assigned a Probability of Non-Performance (PNP), also known as a Probability of Default (PD), and a recovery rate based on a substantiated historical analysis known as Loss Given Default (LGD)

Therefore, once the client has been assigned a profile and a PNP and a LGD has been set for their type of loan, the exposure at default (EXP) is calculated. This exposure includes the book value of the loans and receivables from the customer, plus contingent loans, minus any amount that can be recovered by activating collateral (for loans other than consumer loans).

Notwithstanding the above, in establishing provisions related to mortgage and commercial loans, the Bank must recognize minimum provisions according to standard methods established by the FMC for those types of loans. While this is considered a conservative minimum base, it does not relieve the Bank of its responsibility to have its own internal methodologies for determining adequate provisions to cover the portfolio's credit risk. Provisions must be made considering the higher value obtained between the respective standardized method and the internal method.

Standard method of group portfolio provisioning

1.   Residential mortgage portfolio

Under the CASB, the Bank applies the standard provisioning method for residential mortgages. Under this method, the expected loss factor applicable to the number of residential mortgage loans will depend on the delinquency of each loan and the ratio, at the end of each month, between the outstanding principal amount of each loan and the value of the mortgage collateral (loan-to-value or LTV) that covers it.

NOTE 02 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The relevant provisioning factor according to delinquency and LTV is as follows:

LTV Range	Days past due at month-end	0	1-29	30-59	60-89	Impaired portfolio
LTV ≤ 40%	PNP(%)	1.0916	21.3407	46.0536	75.1614	100.0000
	LGD (%)	0.0225	0.0441	0.0482	0.0482	0.0537
	EL (%)	0.0002	0.0094	0.0222	0.0362	0.0537
40% < LTV ≤ 80%	PNP(%)	1.9158	27.4332	52.0824	78.9511	100.0000
	LGD (%)	2.1955	2.8233	2.9192	2.9192	3.0413
	EL (%)	0.0421	0.7745	1.5204	2.3047	3.0413
80% < LTV ≤ 90%	PNP(%)	2.5150	27.9300	52.5800	79.6952	100.0000
	LGD (%)	21.5527	21.6600	21.9200	22.1331	22.2310
	EL (%)	0.5421	6.0496	11.5255	17.6390	22.2310
LTV > 90%	PNP(%)	2.7400	28.4300	53.0800	80.3677	100.0000
	LGD (%)	27.2000	29.0300	29.5900	30.1558	30.2436
	EL (%)	0.7453	8.2532	15.7064	24.2355	30.2436

LTV= (Loan-to-Value Ratio) unpaid loan principal/value of the mortgage collateral.

EL = Expected loss

This standardized approach will also be applied to residential leasing transactions, following the same criteria described above and considering the leased asset value equivalent to the amount of the mortgage collateral.

If the same debtor holds more than one residential mortgage loan with the Bank and one is overdue by 90 days or more, all these loans will be assigned to the impaired portfolio, with provisions calculated for each according to their respective LTV percentages.

In the case of residential mortgage loans linked to housing and subsidy programs of the State of Chile, provided that they are contractually covered by the auction insurance supplied by the latter, the provisioning percentage may be weighted by a loss mitigation (LM) factor, which depends on the LTV percentage and the value of the house in the deed of sale (V). Therefore, the LM factors to be applied to the corresponding provisioning percentage are presented in the table below:

Loss mitigation (LM) factor for loans with state auction insurance		
LTV Range	Segment V: Deeded house price (UF)	
	V<1.000	1,000< V <= 2,000
LTV <= 40%	100	
40% < LTV <= 80%		
80% < LTV <=90%	95	96
LTV > 90%	84	89

2.   Commercial portfolio

Following the CASB, the Bank applies the standard model of provisions for commercial loans in the group portfolio, depending on whether it corresponds to commercial leasing, student or other commercial loans.

Before implementing the standard method, the Bank used internal models to determine provisions for commercial loans assessed on a group basis.

i.   Commercial leasing operations

For these operations the provision factor must be applied to the current value of commercial leasing operations (including the purchasing option at the end of the lease). Therefore, it will depend on the delinquency of each operation, the type of leased asset and the relationship, at the closing of each month, between the current value of each operation and the value of the leased asset (LTV), as indicated in the following tables:

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Probability of Non-Performance (PNP) applicable according to delinquency and type of asset (%)		
Days past due at the end of the month	**Type of asset**	
	Real estate	**Non-real estate**
0	0.79	1.61
1-29	7.94	12.02
30-59	28.76	40.88
60-89	58.76	69.38
Non-performing portfolio	100.00	100.00

Loss Given Default (LGD) applicable by PVB range and type of asset (%)		
LTV range (*)	**Real estate**	**Non-real estate**
LTV ≤ 40%	0.05	18.20
40% < LTV ≤ 50%	0.05	57.00
50% < LTV ≤ 80%	5.10	68.40
80% < LTV ≤ 90%	23.20	75.10
LTV > 90%	36.20	78.90

(*) LTV= Current value of operation/leased asset value

The LTV ratio will be determined considering the appraisal value, expressed in UF for real estate and pesos for non-real estate, recorded at the time of granting the respective loan, considering any situations that may be causing temporary rises in the asset price at that time.

ii.   Student loans

For these operations, the provision factor should be applied to the student loan and the exposure of the contingent loans, when applicable. The determination of this factor depends on the type of student loan and the enforceability of the payment of capital or interest at the end of each month. When payment is due, the factor will also depend on the delinquency of the loan. For the loan classification, a distinction is made between those granted for financing higher studies under Law No 20,027 (CAE) and, on the other hand, the CORFO guaranteed loans or other student loans.

Probability of Non-Performance (PNP) according to enforceability, delinquency and type of loan (%)			
Presents payment enforceability or interest at month-end	**Days past due at month-end**	**Type of student loan**	
		CAE	**CORFO and others**
Yes	0	5.20	2.90
	1-29	37.20	15.00
	30-59	59.00	43.40
	60-89	72.80	71.90
	Non-performing portfolio	100.00	100.00
No	N/A	41.60	16.50

Loss Given Default (LGD) and type of asset (%)		
Presents payment enforceability or interest at month-end	**Type of student loan**	
	CAE	**CORFO and others**
Yes	70.90	
No	50.30	45.80

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

iii.   Generic commercial loans and factoring

For factoring transactions and other commercial loans, the provisioning factor, applicable to the amount of the loan and the contingent loan exposure, will depend on the delinquency of each transaction and the ratio at the end of each month between the debtor's obligations to the Bank and the value of the collateral (LTVC) securing them, as indicated in the following tables:

Probability of Non-Performance (PNP) applicable according to delinquency and LTVC range (%)			
Days past due at month-end	**Guarantee**		**No collateral**
	LTVC ≤ 100%	**LTVC > 100%**	
0	1.86	2.68	4.91
1-29	11.60	13.45	22.93
30-59	25.33	26.92	45.30
60-89	41.31	41.31	61.63
Non-performing portfolio	100.00	100.00	100.00

Loss Given Default (LGD) applicable according to LTVC range (%)			
Collateral (with/without)	**LTVC Range**	**Factoring and other commercial loans without responsibility of assignor**	**Factoring with responsibility of assignor**
Collateral	LTVC ≤ 60%	5.00	3.20
	60% < LTVC ≤ 75%	20.30	12.80
	75% < LTVC ≤ 90%	32.20	20.30
	90% < LTVC	43.00	27.10
No collateral		56.90	35.90

The collateral used to calculate the LTVC ratio of this method may be of a specific or general nature or those that simultaneously specific and general in nature. However, a collateral can only be considered if, according to the respective coverage clauses, it was set in the first degree of preference in favor of the Bank and it only guarantees the debtor's credits concerning which it is attributed (not shared with other debtors). The invoices assigned in the factoring operations, or the guarantees linked to mortgage loans, regardless of their coverage clauses, will not be considered in the calculation.

The following considerations must be taken into account when calculating the LTVC ratio:

i.   Transactions with specific guarantees: those in which the debtor provided specific guarantees for generic commercial loans and factoring. The LTVC ratio is calculated separately for each secured transaction as the division between the loan amount and the contingent loan exposure over the collateral's value.

ii.   Transactions with general guarantees: when the debtor is granted general or general and specific guarantees, the Bank calculates the corresponding LTVC jointly for all generic commercial loans, factoring and operations not contemplated in the above paragraph i), as the division between the sum of the amounts of loans and contingent loan exposures over the general or specific guarantees that, according to the scope of the remaining coverage clauses, protect the loans considered in the numerator of the ratio mentioned above.

The amounts of collateral used in the LTVC ratio in (i) and (ii) should be determined according to the:

•   The collateral's last valuation, whether in its appraisal or fair value, depending on the type of collateral in question. The criteria in Chapters 7-12 of the Updated Collection of Banking Regulations (from now on: UCBR) should be considered to determine fair value.

•   Possible situations that could be causing temporary rises in the values of the collaterals.

•   Limits to the amount of coverage established in their respective clauses.

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

3. Consumer portfolio

Expected Loss (EL), which corresponds to the product of Probability of Default (PD) and Loss Given Default (LGD), will be uniformly applied to all consumer loans and contingent loans that the borrower holds with the bank and its subsidiaries in Chile, including consumer leasing operations. For contingent operations, the exposure measure must be calculated according to the provisions established in Chapter B-3 of the CASB of the FMC.

To define the value of the PNP, the following factors must be calculated for each borrower:

- Delinquency level at the bank: this corresponds to the maximum delinquency level (in days) in the consumer portfolio, including consumer leasing operations, that the borrower has with the bank at the end of the month for which provisions are being determined. For clients with more than one operation, the highest value among them will be used. This variable must be measured across all entities that make up the institution's global consolidated level.

- 30-day delinquency in the financial system: this indicates whether the borrower has at least one direct debt with delinquency equal to or greater than 30 days in any of the 3 months prior to the provisioning month. To construct this variable, the borrower's delinquency across all known credit providers should be considered, using the debtor list compiled by the FMC, as well as the Bank's own global consolidated data and various financial products. Only debts with communication restrictions under Law No. 19.628 on the Protection of Private Life should be excluded.

- Ownership of a mortgage loan: this variable identifies whether the borrower has a current residential mortgage loan in the financial system. For this, the Bank must use the most recent available information at the time provisions are calculated, considering the debtor list compiled by the FMC, in addition to the Bank's own global consolidated data.

Based on the above variables, the PNP is determined according to the following table:

Maximum level of delinquency in the month and bank (interval in days that includes extremes)	With a residential mortgage loan in the system		Without a residential mortgage loan in the system	
	No over due loan loans of more than 30 days in the system	With overdue loans of more than 30 days in the system	No over due loan loans of more than 30 days in the system	With overdue loans of more than 30 days in the system
0 - 7 days	3.3%	14.6%	6.6%	19.8%
8 - 30 days	20.4%	41.6%	30.6%	48.5%
31 - 60 days	50.2%	63.0%	65.1%	66.3%
61 - 89 days	62.6%	81.7%	72.3%	86.9%

If the borrower is in default (>90 days), the assigned PNP will be 100%.

To determine the value of the LGD, it must be identified whether the borrower has a residential mortgage loan in the system (as defined for PNP), and the type of loan involved. The LGD to be used is defined in the table below:

	Leasing operations and auto loans	Installment loans	Credit card, overdraft and other consumer loans
With residential mortgage loan in the system	33.2%	47.7%	49.5%
Without residential mortgage loan in the system	33.2%	56.6%	60.3%

The assignment of the LGD value should follow these guidelines:

- "Leasing operations and auto loans" include loans whose purpose is to finance the acquisition of personal-use vehicles, which are pledged as collateral in favor of the institution. This category also includes financial consumer leasing operations recorded under item 14800 04 00 of the CASB of the FMC.

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

- -"Installment Loans" correspond to those recorded under item 14800 01 00 of Chapter C-3 of the CASB (Consumer loans in installments), provided they were granted following the signing of a promissory note that clearly states the principal amount, term, interest rate, and number of installments, without a predefined use of the funds (unrestricted use by the borrower), and do not fall into the previous category.

- - If a loan does not fall under either of the two definitions above but is classified under line 14800 00 00 (Consumer loans) of the CASB, the LGD value assigned to the "Credit cards, credit lines, and other consumer loans" category should be applied.

C. *Provisions for contingent loans*

Contingent loans are transactions or commitments in which the Bank assumes a credit risk by obliging itself vis-à-vis third parties upon a future event to make a payment or a disbursement to be recovered from its clients.

To calculate the provisions as indicated in Chapter B-1 of the CASB, the amount of exposure to be considered shall be equal to the percentage of the contingent claim amounts indicated below:

Type of loan	Credit Translation Factors (CTF)
Immediately repayable unrestricted credit lines	10%
Contingent loans linked to student loan (CAE)	15%
Letters of credit for goods movement operations	20%
Other unrestricted credit lines	40%
Debt purchase commitments in local currencies abroad	50%
Transactions related to contingent events	50%
Guarantees and sureties	100%
Other credit commitments	100%
Other contingent loans	100%

In the case of transactions with clients with non-performing loans, such exposure shall always equal 100% of their contingent loans.

D. *Collateral and credit enhancements*

Collateral is only considered in calculating provisions when they are legally established and when the conditions allowing their eventual activation or settlement in the Bank's favor are met. Collateral valuation (mortgages or pledges) reflects the net cash flow obtained from selling goods or equity instruments, or from capital minus estimated expenses in the event of a debtor's non-performance. For mortgages and pledges on goods, the Bank undertakes analyses that reflect the relationship between the prices obtained in an eventual settlement and their appraisal or foreclosure values. Nevertheless, the valuations of mortgages and other goods received are based on valuations carried out by independent professionals, while maintenance and transaction costs are based on historical data from at least 3 years prior. The Bank has the necessary collateral revaluation standards in place. Financial collateral, measured through fair value adjustments, may only be deducted from credit risk exposures when they are provided to secure the performance of the credits concerned. The adjusted fair value is obtained by applying the interest rate and currency volatility discount factors established by the FMC and subtracting settlement costs. Determining provisions in the case of leased assets considers the value obtained on the disposal of the leased assets, considering the impairment that these may present, and the expenses related to their redemption and liquidation or eventual relocation. Determining provisions for factoring loans considers that the counterparty is the assignor of the documents endorsed to the Bank when the factoring is with liability and the debtor when the assignment is without liability of the assignor.

E. *Additional provisions*

According to FMC regulation, banks can establish provisions over the already described limits to protect themselves from the risk of non-predictable economic fluctuations that could affect the macroeconomic environment or a specific economic sector. As set out in number 9 of Chapter B-1 of the CASB of the FMC, these provisions shall be reported on the liability side in the same way as provisions on contingent claims.

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

F.   Provisions related to financing with FOGAPE guarantee Covid-19

The FMC requested that specific provisions be determined for loans secured by the FOGAPE Covid-19 guarantee, for which the expected loss must be determined. This is done by estimating the risk of each transaction, dismissing the guarantor's credit quality substitution, and following the appropriate individual or group analysis method per the clauses of the CASB Chapter B-1. This calculation must be made on an aggregate basis, grouping all transactions to which the same deductible percentage is applicable.

Hence, the total expected loss resulting from the aggregate calculation of each transaction group must be compared with the total deductible corresponding to them. When the expected loss of the transactions of a group with the same deductible percentage is determined to be equal to or less than the aggregate deductible, the provisions are set without considering the FOGAPE Covid-19 guarantee, that is, without replacing the creditworthiness of the direct debtor for that of the guarantor. When they surpass the aggregate deductible, the provisions shall be determined using the substitution method set out in the CASB paragraph 4.1(a) of Chapter B-1 and shall be recognized in accounts separate from commercial, consumer and residential mortgage provisions.

G.   Provisions established for credit risk as a result of supplementary prudential requirements

This corresponds to the provisions for credit risk required by the Committee's prudential instructions in relation to credit risk management assessments under Chapters 1-13 of the UCBR and that do not qualify as provisions established per the definitions in Chapter B-1 of the CASB.

H.   Distressed loans and suspension of accrual

Distressed loans, in the case of individual assessment, is made up of the loans classified in the Impaired Portfolio plus categories B3 and B4 of the Substandard Portfolio. In the case of group assessment, it includes the credits of the Impaired Portfolio.

The Bank ceases to recognize income on an accrual basis in the Interim Consolidated Statements of Income when the loan or one of its installments is 90 days overdue. From the date interest is suspended until they are no longer impaired, loans shall not be credited with interest, adjustments or fees in the Interim Consolidated Statements of Financial Position. No income from such loans shall be recognized in the Interim Consolidated Statements of Income unless received.

I.   Charge-offs

As a general rule, charge-offs should be applied when the contractual rights to the cash flows expire.

The charge-offs in question refer to the derecognition in the Interim Consolidated Statements of Financial Position of the assets corresponding to the respective transaction, including that part which may not be overdue in the case of a loan payable in installments or a leasing transaction (there are no partial charge-offs). This includes overdue, past-due and current installments, with the term corresponding to the time elapsed since the date on which payment of all or part of the obligation is in delinquency.

Charge-offs are always booked against the credit risk provisions set up under Chapter B-1 of the CASB, regardless of the reason for the write-off.

Charge-offs should be carried out in the following circumstances, whichever occurs first:

1.   Based on all available information, the Bank concludes that it will not obtain flows from the loans recorded as an asset.

2.   When an unencumbered claim is 90 days old since it was registered as an asset.

3.   Upon expiration of the statute of limitations for actions to claim collection through an enforceable judgment or at the time of the rejection or abandonment of the enforcement of the title by an enforceable court decision.

4.   When the period of arrears of a transaction reaches the time limit for charge-offs set out below:

Type of loan	Term
Consumer loans with or without collateral	6 months
Other transactions without collateral	24 months
Commercial loans with collateral	36 months
Mortgage loans	48 months
Consumer leasing	6 months
Other non-mortgage leasing transactions	12 months
Mortgage leasing (household and business)	36 months

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

J.   Recovery of loans previously written off and receivables from clients

Subsequent payments on written-off transactions shall be recognized in the profit or loss statement as recoveries of charged-off loans.

When a recovery is perceived in the form of an asset received in lieu of payment, the income is recognized as the amount by which they are incorporated into the asset under the provisions of the Chapter of the CASB regarding Assets Received or Awarded in Lieu of Payment.

The same approach is followed if the leased goods are recovered after a leased transaction is written off when such goods are incorporated as an asset.

18. Impairment of financial assets other than loans and receivables and contingent loans

The Bank applies IFRS 9 'Financial Instruments' to determine the impairment of financial assets measured at fair value through other comprehensive income and financial assets at amortized cost other than loans and contingent receivables.

The estimate involves calculating the potential credit losses that could be observed on a financial instrument due to differences between the future cash flows under the original contract and the cash flows expected to be received, always ensuring at all times that the results obtained are appropriate to the reality of the transactions, the current economic environment and the available forward-looking information.

This model uses a dual measurement approach in which the impairment provision is measured as follows:

- Credit loss expected at 12 months: it represents expected credit losses arising from default events on a financial instrument that may arise within 12 months from the reporting date.
- Lifetime expected credit loss: it represents the expected credit losses arising from default events over the expected life of a financial instrument.

At each reporting date, an entity must measure the provision as equal to the 'lifetime expected credit loss' if the credit risk on that financial instrument has increased significantly since initial recognition. Otherwise, if the credit risk of a financial instrument has not increased significantly at the reporting date since initial recognition, an entity shall measure the loss allowance for that financial instrument at an amount equal to 'expected credit loss over the next 12 months'.

When making such an assessment, an entity compares the default risk of a financial instrument at the reporting date with that of its initial recognition, as well as considering reasonable and tenable information made available without unnecessary cost or effort, indicating the growth of credit risk since its initial recognition (on a group or individual basis). Based on changes in credit quality, IFRS 9 describes a 'three-step' impairment model according to the following diagram:

Change in credit quality since initial recognition		
Phase 1	**Phase 2**	**Phase 3**
Initial recognition	Significant increase in credit risk since initial recognition	Credit-impaired assets
Credit loss expected in 12 months	Lifetime credit loss	Lifetime credit loss

Reasonable and tenable information refers to information readily available at the reporting date without unreasonable cost or effort, including information about past events, current conditions and forecasts of future economic conditions. When contractual payments are overdue by 30 days or more, the Bank considers that the credit risk of a financial asset has increased significantly, but this is not the only indicator.

Measurement of expected credit loss

Expected credit loss estimates the weighted probability of credit losses over the financial instrument's expected life, that is, the present value of all cash shortfalls. The three components of the measurement of expected credit loss are:

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

PNP: The probability of default estimates the probability of non-performance over a given time frame.

LGD: Loss-given default estimates the loss that would occur in the event of a default at a given time.

EAD: Exposure at default is an estimate of the exposure at a future date of non-performance, considering expected exposure changes after the reporting date, including repayments of principal and interest, whether contractually scheduled or otherwise, and interest on defaults.

The parameters used for the calculation of impairment provisions were developed based on the structure of the internal models used and take into account the experience acquired in the regulatory and management areas, as well as the stages in which each financial asset is classified, including forward-looking information, point-in-time (PIT) view, multiple scenarios, calculation of losses for the entire life of the operation through lifetime PNP, among others.

Collateral and other credit enhancements are considered to measure expected credit loss.

Determination of a significant increase in risk

For the classification in phase 2, an assessment of whether there is a significant increase in credit risk (SICR) from the initial recognition of the transactions is undertaken. For this, a series of principles that ensure that all financial instruments are subject to this assessment is used, which considers the particularities of each portfolio and type of product based on various quantitative and qualitative indicators. All of this is subject to the expert judgement of analysts, who set the thresholds under appropriate management integration and implement it under the approved governance.

The judgement and criteria used to establish thresholds are based on several principles. The principles are as follows:

- Universal: all financial instruments with a credit rating must be assessed for their potential SICR.

- Proportional: the definition of the SICR should consider each portfolio's particularities.

- Materiality: its implementation should also be consistent with each portfolio's relevance to avoid unnecessary cost or effort.

- Holistic view: the selected approach should combine the most relevant aspects of credit risk (i.e. quantitative and qualitative).

- Application of IFRS 9: the approach should consider the features of IFRS 9, focusing on a comparison with credit risk at initial recognition and considering forward-looking information.

- Risk management integration: criteria should be consistent with those metrics considered in day-to-day risk management.

- Documentation: Appropriate documents must be prepared.

To classify a financial instrument in phase 2, we consider the following criteria:

- Quantitative criteria: changes in the risk of a default occurring over the expected life of the financial instrument are analyzed and quantified relative to its level of credit risk at inception. For this purpose, quantitative thresholds have been defined for the portfolios. These thresholds can be expressed as an absolute or relative increase in the probability of default.

- Qualitative criteria: using expert judgement, we use various indicators aligned with those used in ordinary credit risk management (defaults over 30 days, refinancing, etc.).

- Definition of default: this definition entails the application of various criteria to classify exposures as phase 3, including transactions in default for 90 consecutive days or identifying other criteria that demonstrate that the counterparty can meet all of its financial obligations.

- Expected life of the financial instrument: we estimate the expected life of a financial instrument considering all contractual terms (e.g. prepayments, duration, repurchase agreements, etc.).

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Recognition of expected credit loss

An entity shall recognize in its financial results a gain or loss caused by value impairment as the amount of the expected credit loss (or releases) by which the value is adjusted given the losses that have occurred by the reporting date to capture the amount that requires recognition accurately.

For assets measured at fair value through other comprehensive income, the book value of the instruments is understood as the fair value. Therefore, the recognition of impairment does not affect the carrying amount of such instruments and is reflected as a movement between other comprehensive income (a deduction from fair value) and results at each reporting date.

In the case of assets measured at amortized cost, impairment is presented through a complementary account that reduces the asset's value.

19. Impairment of non-financial assets

The Bank's non-financial assets are reviewed at each reporting date of the Interim Consolidated Financial Statements for indications of impairment (i.e., when the carrying amount exceeds the recoverable amount). If such indications exist, the asset's recoverable amount is estimated to determine the extent of the impairment loss.

The recoverable amount is the higher of fair values minus disposal costs and value in use. In assessing value in use, estimates of cash inflows or outflows shall be discounted to present value using the pre-tax discount rate that reflects the current market assessment of the time value of money and the specific risks for which estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset is estimated to be lower than its carrying amount, the carrying amount is reduced to the recoverable amount. The impairment loss is recognized immediately in profit or loss.

In relation to other assets, impairment losses recognized in prior periods are evaluated at each reporting date for any indication that the loss has decreased and should be reversed. The increase in the carrying value of an asset other than goodwill attributed to a reversal of the impairment loss will not exceed the carrying amount that could have been obtained (net of amortization or depreciation) if an impairment loss had not been recognized for said asset in previous periods. The impairment loss recognized in goodwill will not be reversed.

20. Provisions, contingent assets and liabilities

Provisions are liabilities whose amount or maturity are uncertain. These provisions are recognized in the Interim Consolidated Statements of Financial Position when all the following requirements are met:

i.   It is a current obligation (legal or constructive) as a result of past events and,

ii. as of the publication date of the financial statements, the Bank will probably have to expend resources to settle the obligation and;

iii. the amount of these resources can be reliably measured.

Contingent assets or contingent liabilities encompass all potential rights or obligations arising from past events. These are only confirmed if one or more uncertain future events occurs which are not within the Bank's control.

The Interim Consolidated Financial Statements reflect all significant provisions for which the probability of meeting the obligation is estimated to be more likely than not. Provisions are quantified using the best available information regarding the consequences of the event giving rise to them and are reviewed and adjusted at the end of the accounting period. Provisions are used when the liabilities for which they were originally recognized are settled. Partial or total reversals are recognized when such liabilities cease to exist or are reduced.

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Provisions are classified according to the obligation covered as follows:

- Provisions for employee benefit obligations.
- Provisions for lawsuits and litigations.
- Provisions for operational risk.
- Provisions for mandatory dividends.
- Provisions for contingent loan risks.
- Provisions for contingencies.

21. Income tax and deferred taxes

The Bank recognizes, where appropriate, deferred tax assets and liabilities for the estimated future tax effects attributable to differences between the carrying amounts of assets, liabilities and their tax bases. Deferred tax assets and liabilities are calculated using the tax rate applied in the year the deferred tax assets and liabilities are realized or settled according to current tax legislation. The future effects of tax legislation or tax rate changes are recognized in deferred taxes from when the law approving such changes is published.

Current tax assets relate to provisional payments in excess of the provision for income tax or other income tax credits, such as training expenses or donations to universities. In addition, the monthly provision payments to be recovered for profits absorbed by tax losses should be included. In the case of liabilities, they correspond to the provision for income tax calculated based on the tax results for the period, minus the mandatory or voluntary provisional payments and other credits applied to this obligation.

For presentation in the Interim Consolidated Statements of Financial Position, in accordance with IAS12, the tax position at the tax entity level should be offset, as appropriate, and subsequently, the net balances per tax entity should be added at the consolidated level.

22. Employee benefits

i.   Post-employment benefits – Defined Benefit Plan:

According to the current collective labor covenant and other agreements, Banco Santander-Chile has an additional benefit available for its main executives, consisting of a pension plan, aiming for them to have the necessary funds for a supplementary pension upon retirement.

Plan Features:

The main features of the Post-Employment Benefits Plan promoted by the Banco Santander-Chile are:

i.   Aimed at the Bank's upper management.

ii. The general requirement is that the beneficiary must still hold their position within the Bank by the time they turn 60 years old.

iii. The Bank will contract a mixed collective insurance policy (life and savings) for each executive, with the contracting party and beneficiary being the Group company to which the executive belongs. Periodic contributions will equal the amount each manager commits to their voluntary contribution plan.

iv. The Bank will be responsible for granting the benefits directly.

To determine the present value of the defined benefit obligation and the current service cost, the projected unit credit method is used. The components of defined benefit cost include:

- Current and past service costs are recognized in profit or loss for the period.
- Net interest over the net defined benefit liability (asset), recognized in profit or loss for the period.
- The new net defined benefit liability (asset) measurements include: (a) actuarial gains and losses; (b) the performance of the plan's assets, and (c) changes in the effect of the asset ceiling, which are recognized in other comprehensive income.

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The net defined benefit liability is the deficit or surplus, calculated as the difference between the defined benefit obligation's present value minus the plan assets' fair value.

The plan assets comprise the insurance policies contracted by the Bank through an unrelated third party. These assets are held by an entity legally separated from the Bank and exist solely to pay employees their benefits.

The Bank recognizes the present service cost and the net interest in the item 'Personnel wages and expenses' in the Interim Consolidated Statements of Income. The plan's structure does not generate actuarial gains or losses. The plan's performance is established and fixed during the period; consequently, there are no changes to the asset's ceiling. Accordingly, there are no amounts recognized in other comprehensive income.

The post-employment benefits obligation recognized in the Interim Consolidated Statements of Financial Position, represents the deficit or surplus in the defined benefit plans of the Bank. Any surplus resulting from the calculation is limited to the present value of any economic benefits available regarding the plan's reimbursements or reductions to future contributions.

When employees abandon the plan before meeting the requirements to become eligible for the benefit, the Bank's contributions decrease.

ii.   **Severance package:**

Severance packages for years of employment are recorded only when they effectively occur or upon the availability of a formal and detailed plan in which the fundamental modifications to be made are identified, provided that such plan has already started to be implemented, its principal features have been publicly announced, or objective facts about its activation are known.

iii.   **Cash-settled share-based payments:**

The Bank allocates cash-settled share-based payments to certain executives of the Bank and its Subsidiaries under IFRS 2. Accordingly, the Bank measures the services received and the obligation incurred at fair value.

Until the obligation is settled, the Bank calculates the fair value at the end of each reporting period and at the date of settlement, recognizing any change to fair value in the income statement for the period.

23. Use of Estimates

Preparing the Interim Consolidated Financial Statements requires the Bank's Management to make estimates and assumptions that affect the application of the accounting standards and the reported values of assets, liabilities, revenues and expenses. Accordingly, actual results may differ from these estimates.

In certain cases, the generally accepted accounting standards require that assets or liabilities be recorded or disclosed at their fair value. The fair value is the price received to sell an asset or paid to transfer a liability in an orderly transaction between informed market participants at the measurement date. When available, quoted market prices in active markets have been used for measurement. When the trade prices of an active market are not available, the Bank estimates such values based on the best information available, including internal modelling and other valuation techniques.

The Bank has established provisions to cover potential credit loss per the regulations issued by the FMC. These allowances must be regularly reviewed, considering factors such as changes in the nature and volume of the loan portfolio, trends in forecasted portfolio quality, credit quality, and economic conditions that may adversely affect the borrowers' ability to pay. Increases in the allowances for loan loss are reflected as 'Provisions for loan loss' in the Interim Consolidated Statements of Income.

Loans are written off when the contractual rights for the cash flows expire. Nevertheless, the Bank will charge off per Title II of Chapter B-2 of the CASB issued by the FMC for loans and accounts receivable from clients. Charge-offs are recorded as a reduction of credit risk provisions.

The Bank's Management regularly reviews the relevant estimates and assumptions to calculate provisions quantifying certain assets, liabilities, revenues, expenses, and commitments. Revised accounting estimates are recorded in the period the estimate is revised and in any future period affected.

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

These estimates are based on the best available information and mainly refer to the following:

- Allowances for loan loss (Notes 13 and 41).
- Impairment loss on certain assets (Notes 11, 13, 15, 16, 17, 39 and 40).
- The useful lives of tangible and intangible assets (Notes 15, 16 and 17).
- The fair value of assets and liabilities (Notes 8, 11, 12, 21 and 44).
- Commitments and contingencies (Note 29).
- Current and deferred taxes (Note 18).

24. Earnings per share

Basic earnings per share are calculated by dividing the net income attributable to the equity holders of the Bank by the weighted average number of shares outstanding during the reported period. Diluted earnings per share are calculated similarly to basic earnings, but the weighted average number of outstanding shares is adjusted to consider the potential diluting effect of stock options, warrants, and convertible debt. As of March 31, 2025, and 2024, and December 31, 2024, the Bank did not hold any instruments that have a dilutive effect on equity.

25. Temporary acquisition (assignment) of assets

Purchases (sales) of financial assets under non-optional repurchase agreements at a fixed price (repos) are recorded in the Interim Consolidated Statements of Financial Position as a financial assignment (receipt) based on the nature of the debtor (creditor) under 'Deposits in the Central Bank of Chile', 'Deposits in financial institutions' or 'Loans and receivables from customers' ('Deposits from Central Bank of Chile', 'Deposits from financial institutions' or 'Deposits').

The difference between the purchase and sale prices is recorded as financial interest over the contract's life.

26. Assets and investment funds managed by the Bank

The assets managed by the different companies that form part of the Bank's consolidation perimeter (Santander S.A. Sociedad Securitizadora) that are owned by third parties are not included in the Interim Consolidated Statements of Financial Position. The commissions generated by this activity are included in the balance of 'Fee and commission income' in the Consolidated Statement of Income.

27. Provision for mandatory dividends

The Bank recognizes a liability (provision) for minimum or mandatory dividends based on the provisions of Article 79 of the Corporations Law, in line with the Bank's internal dividend policy, which stipulates that at least 30% of the net income for the year shall be distributed, unless a different agreement is adopted at the respective Shareholders' Meeting, by the unanimous vote of all issued shares. As of May 2024, the Board of Directors agreed to exercise the authority granted by the latest Ordinary Shareholders' Meeting to increase the provision for minimum dividends to 60% of accumulated earnings. In the regular Board meeting held in September 2024, it was agreed to further increase the provision for minimum dividends to 70%, following the same procedure as in the May 2024 Board meeting. For the year 2025, the percentage for the provision for minimum dividends will be 60%. This provision is recorded as a reduction of "Retained Earnings" under the item "Provision for dividends, interest payments, and revaluation of equity instruments" within the Interim Consolidated Statement of Change in Equity.

NOTE 03 - NEW ACCOUNTING PRONOUNCEMENTS ISSUED AND ADOPTED OR ISSUED AND NOT YET ADOPTED

1.   Pronouncements issued and adopted

As of the date these Interim Consolidated Financial Statements were published, the new accounting pronouncements issued by both the FMC and the International Accounting Standards Board, which the Bank has fully adopted, are set out below:

a.   Accounting Standards issued by the Financial Market Commission.

Circular No. 2,346 – Compendium of Accounting Standards for Banks. Chapters B-1 and E. Standardized provisioning model for consumer loans. The regulation was issued on March 8, 2024, and establishes a new standardized methodology for calculating the minimum level of provisions, in which the PD (Probability of Default) is determined based on three factors: delinquency with the bank, delinquency within the financial system, and the holding of a residential mortgage loan. These factors allow for the timely recognition of risk and are aligned with the risk management practices carried out by financial institutions. Regarding the LGD (Loss Given Default), the model allows differentiation based on the type of loan (leasing or auto loans, installment loans, credit cards and lines of credit, or other consumer loans). It also distinguishes debtors who hold a residential mortgage loan within the financial system, enabling banks to recognize a loss level adjusted to the specific characteristics of each transaction. The regulation is effective as of 2025. As of the end of January 2025, the application of the new standardized consumer loan model resulted in an increase in provisions of Ch$93,901 million in the Consolidated Financial Statements, which includes Ch$16,057 million from the impact on the subsidiary Santander Consumer Finance Limitada.

b.   Accounting Standards issued by the International Accounting Standards Board

Amendment to IAS 21 to clarify accounting treatment in the absence of convertibility

The amendment, issued on August 15, 2023, provides guidelines on when a currency is considered exchangeable and how to determine the exchange rate when it is not. The amendments include:

    i.   Specifying when a currency is exchangeable for another currency and when it is not.

    ii.   Specifying how an entity determines the exchange rate to apply when a currency is not exchangeable.

    iii.   Requiring the disclosure of additional information when a currency is not exchangeable.

The amendment also includes a new appendix with application guidance on exchangeability and a new illustrative example. The amendments are applicable for annual periods beginning on or after January 1, 2025, with early application permitted. T*he Bank has determined that there is no impact from this amendment.*

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2025, and 2024, and as of December 31, 2024

NOTE 03 - NEW ACCOUNTING PRONOUNCEMENTS ISSUED AND ADOPTED OR ISSUED AND NOT YET ADOPTED, continued

2.   Issued pronouncements which have not yet been adopted

As of the reporting date of these Consolidated Financial Statements, new International Financial Reporting Standards had been published, as well as their interpretation and the FMC standards, which were not mandatory as of March 31, 2025. Accordingly, while the IASB permits an early application in some cases, the Bank has not undertaken its application by such date.

a.   Accounting Standards issued by the Financial Market Commission.

There are no new FMC standards applicable to these Consolidated Financial Statements.

b.   Accounting Standards issued by the International Accounting Standard Board.

IFRS 18 – Presentation and Disclosures in Financial Statements. On April 9, 2024, the IASB issued IFRS 18, which replaces IAS 1: Presentation of Financial Statements. IFRS 18 introduces three sets of new requirements aimed at improving the information on financial performance and providing a better basis for analyzing and comparing companies:

- •   Improved comparability of the statement of profit or loss

- •   Greater transparency of management–defined performance measures

- •   More useful aggregation of information in the financial statements

IFRS 18 becomes effective for annual reporting periods beginning on or after January 1, 2027, with early application permitted. *The Bank is in the process of analyzing this standard.*

IFRS 19 Non-Publicly Accountable Subsidiaries: Information to be disclosed. This regulation specifies the disclosure requirements that would apply to subsidiaries that are not obligated to publish financial accounts, but whose parent produces publicly available consolidated financial statements that comply with IFRS Standards.

This rule is applicable for periods beginning on or after January 1, 2027, with early application allowed. *The Bank is in the process of analyzing this regulation.*

NOTE 03 - NEW ACCOUNTING PRONOUNCEMENTS ISSUED AND ADOPTED OR ISSUED AND NOT YET ADOPTED, continued

Amendment to IFRS9 and IFRS7 - amendment to the Classification and Measurement of Financial Instruments. The modifications are:

Amendments to IFRS 9 – Classification of Financial Assets:

- Financial assets with ESG and similar features: Financial assets with contingent events may pass the SPPI Test if their cash flows are SPPI both before and after the contingent event, and the cash flows do not differ significantly from those of a similar asset without such a contingent event.

- Derecognition of financial liabilities settled through electronic transfer: An accounting policy option is allowed to derecognize such liabilities before the settlement date if certain conditions are met. If this option is chosen, it must be applied to all agreements settled through the same electronic payment system.

Amendments to IFRS 7:

- Investments in equity instruments designated at fair value through OCI: Entities must disclose the fair value result presented in OCI during the period, distinguishing the result from changes in fair value from the result due to derecognition.

- Contractual terms that may change the timing or amount of contractual cash flows: Disclosure is required for contractual terms that may modify the timing or amount of cash flows upon the occurrence (or non-occurrence) of a contingent event that is not directly related to changes in basic lending risks or costs. This applies to assets measured at amortized cost or fair value through OCI and to financial liabilities measured at amortized cost.

These amendments are effective for annual periods beginning on or after January 1, 2026. Early application is permitted. *The Bank is currently in the process of analyzing this standard.*

Annual Improvements to IFRS – Volume 11. This standard, issued on July 18, 2024, by the International Accounting Standards Board (IASB), addresses minor but necessary non-urgent amendments to the following five Standards:

IFRS 1 – First-time Adoption of International Financial Reporting Standards

IFRS 7 – Financial Instruments: Disclosures

IFRS 9 – Financial Instruments

IFRS 10 – Consolidated Financial Statements

IAS 7 – Statement of Cash Flows

The published amendments will be effective for annual periods beginning on or after January 1, 2026, with early application permitted. T*he Bank is currently in the process of analyzing this standard.*

NOTE 03 - NEW ACCOUNTING PRONOUNCEMENTS ISSUED AND ADOPTED OR ISSUED AND NOT YET ADOPTED, continued

IFRS 9 and IFRS 7 – Renewable Energy Power Purchase Agreements. Issued on December 18, 2024, the amendments include:

• Amendments to IFRS 9 – Financial Instruments:

- The own-use requirements in IFRS 9 have been modified to include factors that an entity must consider when applying the scope of IFRS 9 (paragraph 2.4) to renewable energy power purchase agreements, for both the purchase and receipt of renewable electricity.

- The hedge accounting requirements have also been amended to allow an entity to use a renewable electricity contract as a hedging instrument by designating a variable volume of forecast electricity transactions as the hedged item, provided specified criteria are met, and measuring the hedged item using the same volume assumptions as those used for the hedging instrument.

• Amendments to IFRS 7 – Financial Instruments: Disclosures:

- Specific qualitative and quantitative disclosure requirements are introduced for electricity contracts, depending on their nature and specified characteristics.

The published amendments will be effective for annual reporting periods beginning on or after January 1, 2026, with early application permitted. *The Bank is currently in the process of analyzing this standard.*

NOTE 04 - ACCOUNTING CHANGES

As of the date these Interim Consolidated Financial Statements were issued, there were no accounting changes to disclose.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2025, and 2024, and as of December 31, 2024

NOTE 05 - SIGNIFICANT EVENTS

As of March 31, 2025, the following events have been recorded that in the opinion of the Bank's management are relevant and that have influenced the Bank's operations in the Interim Consolidated Financial Statements.

Board of Directors

On March 25, 2024,at an ordinary meeting of the Board of Directors, the Board agreed to convene an Ordinary Shareholders' Meeting for April 22, 2025 , in order to propose a distribution of profits and payment of dividend of 70% of the accumulated profits as of December 31, 2024, equivalent to $3.18571574 per share and to propose that the remaining 30% of the profits to be used to increase reserves and/or retained earnings.

Subsidiaries

The company PagoNxt Payments Chile SpA has signed an agreement with the related entity Santander Global Technology and Operations Chile Limitada to transfer its assets, contracts, and employees as of January 2025. As a result, PagoNxt Payments Chile SpA will no longer be part of the consolidation perimeter from that date.

On February 6, 2025, the Financial Market Commission approved the request for authorization to increase the capital of the subsidiary Santander S.A. Sociedad Securitizadora. As of the end of March 2025, the company completed the capital increase for Ch$774 million.

Bond Issuances

In 2025, the Bank registered senior bonds with the Financial Market Commission (FMC) for a total of UF 6,385,000. Details of the placements made during the current year are included in Note No. 22.

Series	Currency	Original maturity	Annual Issuance Rate	Interest Accrual Start Date	Issuance Amount	Maturity
BSTD180624	UF	2 years	2.38%	01-10-2025	1,300,000	12-01-2026
BSTD180624	UF	1,9 years	1.75%	02-03-2025	1,700,000	12-01-2026
BSTD230822	UF	6 years	2.95%	02-04-2025	100,000	02-01-2031
BSTD230822	UF	6 years	2.92%	02-05-2025	200,000	02-01-2031
BSTD120923	UF	8.7 years	3.01%	02-06-2025	800,000	09-01-2033
BSTD151023	UF	2.7 years	2.21%	02-17-2025	1,385,000	10-01-2027
BSTDA61022	UF	12.7 years	3.15%	03-28-2025	600,000	10-01-2037
BSTD120923	UF	8.6 years	3.13%	03-28-2025	300,000	09-01-2033

Others

On January 10, 2025, the Bank made a payment for the maturity of a 144A bond amounting to USD 704,132,000.

At the Bank's Board of Directors meeting held on January 28, 2025, it was decided that the General Manager and Country Head, Román Blanco Reinosa, will step down from his position effective July 1, 2025, on which date Andrés Trautmann Buc will assume the role of General Manager and Country Head.

In the same Board meeting held on January 28, 2025, it was agreed to release additional consumer provisions in the amount necessary to cover the implementation of the standardized credit risk model. The Board unanimously approved the request. Additionally, in January 2025, the management of Santander Consumer Finance approved the release of additional provisions in the amount necessary to cover the implementation of the standardized consumer credit risk model.

As of the end of January 2025, the application of the new standardized consumer credit risk model resulted in an increase in provisions of $93,902 million in the consolidated financial statements, which includes $16,057 million from the impact on the subsidiary Santander Consumer Finance Limitada.

NOTE 06 - REPORTING SEGMENT

The Bank manages and measures the performance of its operations by business segments, with information based on the internal management information system, according to the segments established by the Bank.

Transactions between segments are conducted under normal commercial terms and conditions. The assets, liabilities, and results of each segment include items that are directly attributable to the segment or that can be reasonably allocated to it. A business segment comprises customers who are offered a differentiated product offering but are homogeneous in terms of performance and are measured similarly.

In order to achieve the strategic objectives set by senior management and adapt to changing market conditions, the Bank periodically makes adjustments to its organizational structure. These modifications, in turn, have varying degrees of impact on how the Bank is managed and administered. Accordingly, this disclosure provides information on how the Bank is managed as of March 31, 2025.

The Bank is composed of the following business segments

Retail

It includes individuals and small to middle-sized companies (SMEs) with an annual income of less than UF400,000. This segment offers various services, including consumer loans, credit cards, commercial loans, foreign exchange, mortgage loans, debit cards, current accounts, savings products, and brokerage of mutual fund brokerage, securities and insurance. Additionally, SME clients are offered government-guaranteed loans, leasing and factoring.

Wealth Management & Insurance

This segment comprises the Insurance and Private Banking businesses, also coordinating the distribution of the different investment products and services to the rest of the Santander Group's Divisions in Chile. Santander Insurance's business offers both personal and business insurance products such as, health, life, travel, savings, personal protection, auto, unemployment, among others. Finally, to high-net-worth clients, Santander Private Banking offers everything from transactional products and services (credits, cards, foreign trade, purchase/sale of shares) to sophisticated products and services such as international investment accounts, structured funds, alternative investment funds, wealth management and open architecture.

Middle-market

This segment includes companies with annual sales exceeding 400,000 UF without a cap (for specialized industries in the Metropolitan Region, annual sales exceeding 100,000 UF without a cap). It also encompasses institutional organizations such as universities, government agencies, municipalities, regional governments, and real estate companies undertaking projects for third-party sales, as well as all construction companies with annual sales exceeding 100,000 UF without a cap. A wide range of products is offered to this segment, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, savings products, mutual funds, and insurance brokerage. Additionally, specialized services are provided to real estate companies for financing primarily residential projects, aiming to increase the sale of mortgage loans.

Corporate and Investment Banking (CIB)

This segment offers a wide variety of products, including commercial loans, leasing, factoring, foreign trade, credit cards, checking accounts, transactional services, treasury services, financial consulting, investment banking, savings products, mutual funds, and insurance. For companies, the requirements include annual sales greater than EUR 500 million, EBITDA greater than EUR 150 million, and assets greater than EUR 1,000 million. For financial institutions, the requirement is assets exceeding 10 trillion Chilean pesos. This segment includes the Treasury Division, which provides sophisticated financial products mainly to companies in the Wholesale Banking and Corporate segments. Products include short-term financing and funding, brokerage services, derivatives, and other solutions tailored to client needs. The Treasury area also manages position intermediation as well as the proprietary investment portfolio.

NOTE 06 - REPORTING SEGMENT, continued

Corporate Activities ('Other')

This segment includes Financial Management, which carries out global functions related to the management of structural currency positions, structural interest rate risk, and liquidity risk. The latter is managed through issuances and disbursements. Additionally, it manages own funds, the capital allocated to each unit, and the cost of financing investments. All of this generally results in a negative contribution to earnings.

This segment also includes all intra-segment results and all activities not assigned to a specific segment or customer product.

The accounting policies for the segments are the same as those described in the summary of accounting principles and are tailored to meet the Bank's management needs. The Bank obtains the majority of its income from interest income, fee income, and results from financial operations. The chief decision-making authority of each segment relies primarily on interest income, fee income, and expense provisioning to evaluate segment performance and make decisions regarding the allocation of resources to each.

NOTE 06 - REPORTING SEGMENT, continued

The tables below show the Bank's balances by business segment as of March 31, 2025, and 2024.

	As of March 31, 2025										
	Loans and receivables from clients (1)	Demand and time deposits (2)	Net interest and adjustment income	Net fee income	Net gains on financial transactions (3)	Provisions	Support Expenses (4)	Other op.income and expenses (5)	Net income before taxes	Income tax	Net income
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Segments											
Retail	31,245,465	12,675,525	395,368	121,560	16,651	(216,926)	(193,393)	(16,201)	107,059	(28,906)	78,153
Wealth Management & insurance	837,322	3,184,056	16,085	7,036	933	(3,503)	(8,114)	160	12,597	(3,401)	9,196
Middle-Market	6,365,462	4,301,624	83,658	14,913	6,684	(5,096)	(11,930)	(2,153)	86,076	(23,240)	62,836
CIB	2,178,766	6,996,309	50,488	13,156	42,494	7,312	(23,528)	(71)	89,851	(23,591)	66,260
Corporate Activity & others	471,651	3,450,201	(31,965)	(8,414)	4,454	78,712	(3,160)	(676)	38,951	26,341	65,292
Totals	**41,098,666**	**30,607,715**	**513,634**	**148,251**	**71,216**	**(139,501)**	**(240,125)**	**(18,941)**	**334,534**	**(52,797)**	**281,737**

(1)   Loans receivable from clients at amortized cost plus the balance owed by banks, without deducting their respective provisions

(2)   Includes deposits, demand liabilities, and other time deposits.

(3)   Includes the sum of net income (loss) from financial operations and net foreign exchange gain (loss).

(4)   Includes the sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.

(5)   Corresponds to the sum of other operating income and expenses, the result of non-current assets and groups that can be disposed of for sale not eligible as discontinued operations and profit or loss on investments in companies.

	As of March 31, 2024										
	Loans and receivables from clients (1)	Demand and time deposits (2)	Net interest and adjustment income	Net fee income	Net gains on financial transactions (3)	Provisions	Support Expenses (4)	Other op.income and expenses (5)	Net income before taxes	Income tax	Net income
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Segments											
Retail	31,942,515	13,016,941	378,045	103,823	13,516	(123,401)	(174,932)	(11,750)	185,301	(50,031)	135,270
Wealth Management & insurance	818,155	2,773,286	13,545	6,752	720	(1,518)	(7,554)	560	12,505	(3,376)	9,129
Middle-Market	6,044,799	4,299,293	78,057	9,751	4,971	(2,476)	(11,483)	156	78,976	(21,324)	57,652
CIB	2,301,491	8,357,393	61,325	12,508	42,238	(2,980)	(21,547)	444	91,988	(24,837)	67,151
Corporate Activity & others	216,884	2,912,321	(168,534)	(5,919)	(10,578)	1,121	(4,040)	(22,271)	(210,221)	64,063	(146,158)
Totals	**41,323,844**	**31,359,234**	**362,438**	**126,915**	**50,867**	**(129,254)**	**(219,556)**	**(32,861)**	**158,549**	**(35,505)**	**123,044**

(1)   Loans receivable from clients at amortized cost plus the balance owed by banks, without deducting their respective provisions

(2)   Includes deposits, demand liabilities, and other time deposits.

(3)   Includes the sum of net income (loss) from financial operations and net foreign exchange gain (loss).

(4)   Includes the sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.

(5)   Corresponds to the sum of other operating income and expenses, the result of non-current assets and groups that can be disposed of for sale not eligible as discontinued operations and profit or loss on investments in companies.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2025, and 2024, and as of December 31, 2024

NOTE 07 - CASH AND CASH EQUIVALENTS

1. The detail of the balances included under cash and deposits in banks is as follows:

	As of March 31, 2025 Ch$mn	As of December 31, 2024 Ch$mn
Cash and deposits in banks		
Cash	1,241,765	1,227,700
Deposits in the Central Bank of Chile	200,390	1,100,472
Deposits in foreign central banks	-	-
Deposits in domestic banks	2,624	1,605
Deposits foreign banks	502,884	365,783
Subtotal cash and deposits with banks	**1,947,663**	**2,695,560**
Cash items in collection process	221,038	75,442
Other cash equivalents	-	-
Total cash and cash equivalents	**2,168,701**	**2,771,002**

The level of funds in cash and at the Central Bank of Chile complies with regulations regarding reserve requirements and technical reserves that the Bank must maintain as an average over monthly periods, although these funds are immediately available.

2. **Operations in the process of settlement**

Cash items in the collection process are transactions in which only the settlement— that will increase or decrease the funds at the Central Bank or abroad – is pending. This process usually happens within the next 24 to 48 working hours following the transaction. These operations are presented as follows:

		As of March 31, 2025 Ch$mn	As of December 31, 2024 Ch$mn
Assets			
Documents held by other banks (document to be cleared)		95,620	121,290
Funds to be received		860,532	451,262
	Subtotal	**956,152**	**572,552**
Liabilities			
Funds to be paid		735,114	497,110
	Subtotal	**735,114**	**497,110**
Cash items in collection process		**221,038**	**75,442**

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2025, and 2024, and as of December 31, 2024

NOTE 08 - FINANCIAL ASSETS HELD FOR TRADING AT FAIR VALUE THROUGH PROFIT OR LOSS

As of March 31, 2025, and December 31, 2024, the Bank holds the following portfolio of financial assets held for trading at fair value through profit or loss:

		Fair value	
		As of March 31,	As of December 31,
		2025	2024
		Ch$mn	Ch$mn
Financial derivatives contracts			
Forwards		1,154,633	1,038,292
Swaps		9,985,629	11,263,354
Call options		5,272	6,618
Put options		1,449	1,506
Future		-	-
Other		-	-
	Subtotal	**11,146,983**	**12,309,770**
Debt financial instruments			
Chilean Central Bank and Government instruments		178,428	324,982
Other Chilean debt financial instruments		4,347	4,345
Foreign debt financial instruments		-	-
	Subtotal	**182,775**	**329,327**
Other financial instruments			
Mutual Fund Investments		-	-
Equity instruments		-	-
Loans originated and purchased by the entity		-	-
Other		-	-
	Subtotal	**-**	**-**
Total		**11,329,758**	**12,639,097**

NOTE 08 - FINANCIAL ASSETS HELD FOR TRADING AT FAIR VALUE THROUGH PROFIT OR LOSS, continued

Details of financial derivative contracts as of March 31, 2025, and December 31, 2024 , are as follows:

	As of March 31, 2025								
	Notional								Fair value
	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total	
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Financial derivatives contracts									
Currency forwards	-	23,628,792	10,724,844	26,899,615	6,843,420	564,282	1,599,233	70,260,186	1,154,633
Interest rate swaps	-	4,063,042	14,475,549	17,001,629	19,551,801	10,873,151	19,743,664	85,708,836	1,629,059
Currency and interest rate swaps	-	1,423,490	2,096,514	14,434,123	24,192,159	14,054,926	24,226,714	80,427,926	8,356,570
Currency call options	-	65,184	82,463	127,580	8,779	-	-	284,006	5,272
Call interest rate options	-	-	-	-	-	-	-	-	-
Put currency options	-	242,920	57,247	13,763	360	-	-	314,290	1,449
Put interest rate options	-	-	-	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-	-	-	-
Total	-	29,423,428	27,436,617	58,476,710	50,596,519	25,492,359	45,569,611	236,995,244	11,146,983

	As of December 31, 2024								
	Notional								Fair value
	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total	
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Financial derivatives contracts									
Currency forwards	-	14,227,181	9,262,636	13,988,163	5,818,091	576,456	993,915	44,866,442	1,038,292
Interest rate swaps	-	15,353,818	15,394,905	16,392,696	21,541,572	9,219,884	17,265,959	95,168,834	1,907,001
Currency and interest rate swaps	-	1,826,508	3,315,310	11,052,105	27,159,964	13,026,424	23,665,080	80,045,391	9,356,353
Currency call options	-	42,802	198,509	117,175	8,921	-	-	367,407	6,618
Call interest rate options	-	-	-	-	-	-	-	-	-
Put currency options	-	71,468	253,669	37,950	-	-	-	363,087	1,506
Put interest rate options	-	-	-	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-	-	-	-
Total	-	31,521,777	28,425,029	41,588,089	54,528,548	22,822,764	41,924,954	220,811,161	12,309,770

NOTE 09 - FINANCIAL ASSETS NOT FOR TRADING MANDATORILY AT FAIR VALUE THROUGH PROFIT OR LOSS

The Bank has no assets classified in this category.

NOTE 10 - FINANCIAL ASSETS AND LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS

The Bank has no assets classified in this category.

NOTE 11 - FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

Financial assets at fair value through other comprehensive income correspond to:

Financial assets at fair value through other comprehensive income	As of March 31,	As of December 31,
	2025	2024
Debt financial instruments	Ch$mn	Ch$mn
Chilean Central Bank and Government financial instruments		
Chilean Central Bank debt financial instruments	-	199,903
Chilean Treasury bonds and notes	2,328,467	1,273,701
Other government debt financial instruments	-	-
Subtotal	**2,328,467**	**1,473,604**
Under repurchase agreement	*757,444*	*397,334*
Other Chilean debt financial instruments		
Other Chilean banks debt financial instruments	4,558	5,006
Other Chilean companies bonds and commercial papers	-	-
Other Chilean debt financial instruments	-	-
Subtotal	**4,558**	**5,006**
Under repurchase agreement	*-*	*-*
Foreign debt financial instruments		
Foreign central banks debt financial instruments	-	-
Foreign governments and fiscal entities debt financial instruments	961,324	1,001,105
Foreign other banks debt financial instruments	-	-
Foreign companies bonds and commercial papers	-	-
Other foreign debt financial instruments	39,663	207,770
Subtotal	**1,000,987**	**1,208,875**
Under repurchase agreement	*-*	*-*
Other financial instruments		
Loans originated and purchased by the entity		
Interbank loans	-	-
Commercial loans	53,957	55,005
Mortgage loans	54,175	19,898
Consumer loans	-	-
Other	-	-
Subtotal	**108,132**	**74,903**
TOTAL	**3,442,144**	**2,762,388**

In debt financial instruments, the category "Instruments of the Chilean Central Bank and Government" includes instruments that are held to guarantee margins for derivative operations through Comder Contraparte Central S.A., amounting to Ch$232,500 million and Ch$138,000 million as of March 31, 2025, and December 31, 2024, respectively.

In debt financial instruments, the category "Other debt financial instruments issued abroad" includes instruments that are held to guarantee margins for derivative operations through the London Clearing House (LCH), amounting to Ch$47,706 million and Ch$49,705 million as of March 31, 2025, and December 31, 2024, respectively. . Additionally, to comply with the initial margin requirements specified by the European Market Infrastructure Regulation (EMIR), collateral instruments are held with Euroclear, amounting to Ch$465,133 million and Ch$484,624 million as of March 31, 2025, and December 31, 2024, respectively.

Provisions for credit risk for debt financial instruments, amounted to Ch$555 million and Ch$415 million as of March 31, 2025, and December 31, 2024, , respectively. Provisions for credit risk on commercial loans amounted to Ch$1,116 million and Ch$1,141 million as of March 31, 2025, and December 31, 2024, respectively. Credit risk provisions for mortgage loans amounted to Ch$49 million and ch$23 million as of March 31, 2025, and December 31, 2024, respectively.

NOTE 11 - FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued

As of March 31, 2025, and December 31, 2024, fair value changes from debt financial instruments and commercial loans are considered as Other Accumulated Comprehensive Income for:

	As of March 31,	As of December 31,
	2025	2024
	Ch$mn	Ch$mn
Unrealized profit (loss)	**(62,968)**	**(67,161)**
Attributable to equity holders	(64,952)	(69,012)
Attributable to non-controlling interest	1,984	1,851

Debt financial instruments generated the following gross realized gains and losses on the sale of instruments:

	As of March 31,	
	2025	2024
	Ch$mn	Ch$mn
Sale of debt financial instruments at FVOCI generating realized profits	911,525	1,557,796
Realized profits	304	4,472
Sale of debt financial instruments at FVOCI generating realized losses	194,654	808,756
Realized losses	(5,876)	447

The movement of expected credit loss as of March 31, 2025 is as follows:

Debt financial instruments	Phase 1 Ch$mn	Phase 2 Ch$mn	Phase 3 Ch$mn	Total
Expected credit loss as of January 1, 2025	**415**	**-**	**-**	**415**
Newly acquired assets	430	-	-	430
Transfer to phase 1	-	-	-	-
Transfer to phase 2	-	-	-	-
Transfer to phase 3	-	-	-	-
Assets recognized (excluding charge-offs)	(291)	-	-	(291)
Change in measurement without portfolio reclassifying during the period	1	-	-	1
Sale or assignment of loans	-	-	-	-
Adjustment for changes and other	-	-	-	-
As of March 31, 2025	**555**	**-**	**-**	**555**

Commercial loans	Phase 1 Ch$mn	Phase 2 Ch$mn	Phase 3 Ch$mn	Total
Expected credit loss as of January 1, 2025	**1,141**	**-**	**-**	**1,141**
New assets originated		-	-	-
Transfer to phase 1	-	-	-	-
Transfer to phase 2	-	-	-	-
Transfer to phase 3	-	-	-	-
Assets derecognized (excluding charge-offs)		-	-	
Change in measurement without portfolio reclassifying during the period	(25)	-	-	(25)
Sale or assignment of loans	-	-	-	-
Adjustment for changes and other	-	-	-	-
As of March 31, 2025	**1,116**	**-**	**-**	**1,116**

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2025, and 2024, and as of December 31, 2024

NOTE 11 - FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued

Residential mortgage loans	Phase 1 Ch$mn	Phase 2 Ch$mn	Phase 3 Ch$mn	Total
Expected credit loss as of January 1, 2025	23	-	-	**23**
New assets originated	33	-	-	**33**
Transfer to phase 1	-	-	-	-
Transfer to phase 2	-	-	-	-
Transfer to phase 3	-	-	-	-
Assets derecognized (excluding charge-offs)		-	-	
Change in measurement without portfolio reclassifying during the period	(7)	-	-	**(7)**
Sale or assignment of loans	-	-	-	-
Adjustment for changes and other	-	-	-	-
As of March 31, 2025	**49**	**-**	**-**	**49**

The movement of expected credit loss as of December 31, 2024 is as follows:

Debt financial instruments	Phase 1 Ch$mn	Phase 2 Ch$mn	Phase 3 Ch$mn	Total
Expected credit loss as of January 1, 2024	787	-	-	**787**
Newly acquired assets	2,386	-	-	2,386
Transfer to phase 1	-	-	-	-
Transfer to phase 2	-	-	-	-
Transfer to phase 3	-	-	-	-
Assets derecognised (excluding charge-offs)	(2,763)	-	-	(2,763)
Change in measurement without portfolio reclassifying during the period	5	-	-	5
Sale or assignment of loans	-	-	-	-
Adjustment for changes and other	-	-	-	-
As of December 31, 2024	**415**	**-**	**-**	**415**

Commercial loans	Phase 1 Ch$mn	Phase 2 Ch$mn	Phase 3 Ch$mn	Total
Expected credit loss as of January 1, 2024	125	-	-	**125**
New assets originated	148	-	-	148
Transfer to phase 1	-	-	-	-
Transfer to phase 2	-	-	-	-
Transfer to phase 3	-	-	-	-
Assets derecognized (excluding charge-offs)	(29)	-	-	(29)
Change in measurement without portfolio reclassifying during the period	897	-	-	897
Sale or assignment of loans	-	-	-	-
Adjustment for changes and other	-	-	-	-
As of December 31, 2024	**1,141**	**-**	**-**	**1,141**

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2025, and 2024, and as of December 31, 2024

NOTE 11 - FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued

Residential mortgage loans	Phase 1 Ch$mn	Phase 2 Ch$mn	Phase 3 Ch$mn	Total
Expected credit loss as of January 1, 2024	-	-	-	-
New assets originated	22	-	-	**22**
Transfer to phase 1	-	-	-	-
Transfer to phase 2	-	-	-	-
Transfer to phase 3	-	-	-	-
Assets derecognized (excluding charge-offs)		-	-	
Change in measurement without portfolio reclassifying during the period	1	-	-	**1**
Sale or assignment of loans	-	-	-	-
Adjustment for changes and other	-	-	-	-
As of December 31, 2024	**23**	**-**	**-**	**23**

The Bank assessed those instruments with unrealized loss as of March 31, 2025 and concluded they were not impaired. This review assessed the economic drivers of any decline, the securities' issuer credit ratings and the Bank's intention and ability to hold the securities until the unrealized loss is recovered. Based on this analysis, the Bank considers there are no significant or prolonged declines or changes in credit risk to cause impairment in its investment portfolio. Most of these instruments' fair value decline was caused by market conditions that the Bank considers temporary. All instruments with unrealized loss as of March 31, 2025 , were not in a continuous unrealized loss position for over one year.

NOTE 11 - FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued

The following table shows debt instruments and commercial and mortgage loans at fair value through other comprehensive income, including accumulated unrealized gains and losses as of March 31, 2025, and December 31, 2024:

		As of March 31, 2025			
		Amortized cost Ch$mn	Fair value Ch$mn	Unrealized profit Ch$mn	Unrealized loss Ch$mn
Chilean Central Bank and Government instruments					
Central Bank of Chile debt financial instruments		-	-	-	-
Chilean Treasury bonds and notes		2,394,530	2,328,467	18,566	(84,629)
Other Chilean government financial instruments		-	-	-	-
	Subtotal	**2,394,530**	**2,328,467**	**18,566**	**(84,629)**
Other Chilean debt financial instruments					
Chilean debt financial instruments of other banks		4,544	4,558	20	(6)
Chilean companies bonds and commercial paper		-	-	-	-
Other Chilean debt financial instruments		-	-	-	-
	Subtotal	**4,544**	**4,558**	**20**	**(6)**
Debt financial instruments of foreign central banks					
Foreign debt financial instruments of governments and fiscal entities		(299)	-	2,029	(1,730)
Foreign debt financial instruments of other banks		961,324	961,324		
Foreign companies bonds and commercial papers		-	-	-	-
Other foreign debt financial instruments		38,900	39,663	940	(177)
	Subtotal	**999,925**	**1,000,987**	**2,969**	**(1,907)**
Loans originated and purchased by the entity					
Commercial loans		53,304	53,957	653	-
Mortgage loans		56,816	54,175	-	(2,641)
	Subtotal	**110,120**	**108,132**	**653**	**(2,641)**
Total		**3,509,119**	**3,442,144**	**22,208**	**(89,183)**

NOTE 11 - FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued

		As of December 31, 2024			
		Amortized cost Ch$mn	Fair value Ch$mn	Unrealized profit Ch$mn	Unrealized loss Ch$mn
Chilean Central Bank and Government instruments					
Chilean Central Bank financial instruments		199,943	199,903	3	(43)
Chilean Treasury bonds and notes		1,350,122	1,273,701	16,609	(93,030)
Other Chilean government financial instruments		-	-	-	-
	Subtotal	1,550,065	1,473,604	16,612	(93,073)
Other Chilean debt financial securities					
Chilean Bank debt financial instruments		5,023	5,006	7	(24)
Other Chilean companies bonds and commercial papers		-	-	-	-
Other Chilean financial instruments		-	-	-	-
	Subtotal	5,023	5,006	7	(24)
Foreign central banks deft financial instruments					
Foreign governments and fiscal entities debt financial instruments		1,002,107	1,001,105	2,903	(3,905)
Other foreign banks debt financial instruments					
Foreign bonds and commercial papers		-	-	-	-
Other foreign debt financial instruments		207,770	207,770	-	-
	Subtotal	1,209,877	1,208,875	2,903	(3,905)
Loans originated and purchased by the entity					
Commercial loans		53,914	55,005	1,091	-
Mortgage loans		21,441	19,898	-	(1,543)
	Subtotal	75,355	74,903	1,091	(1,543)
Total		2,840,320	2,762,388	20,613	(98,545)

NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGE ACCOUNTING PURPOSES

As of March 31, 2025, and December 31, 2024, the Bank holds the following portfolio of fair value hedging and cash flow hedge derivatives:

	As of March 31, 2025								Fair value	
	Notional amount									
	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total	Assets	Liabilities
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Fair value hedge derivatives										
Currency forwards	-	-	-	-	-	-	-	-	-	-
Interest rate swaps	-	-	-	1,927,060	1,153,300	1,063,324	190,824	4,334,508	24,353	71,702
Currency and interest rate swaps	-		856,145	2,395,423	2,961,104	953,511	1,962,980	9,129,163	233,293	262,576
Currency call options	-	-	-	-	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-	-	-	-	-
Subtotal	-	-	856,145	4,322,483	4,114,404	2,016,835	2,153,804	13,463,671	257,646	334,278
Cash flow hedge derivatives										
Currency forwards	-	144,072	117,357	1,883,945	186,692	-	-	2,332,066	9,889	33,849
Interest rate swaps	-	-	-	-	-	-	-	-	-	-
Currency and interest rate swaps	-	805,290	888,164	4,042,083	5,373,767	962,615	833,338	12,905,257	135,940	558,115
Currency call options	-	-	-	-	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-	-	-	-	-
Subtotal	-	949,362	1,005,521	5,926,028	5,560,459	962,615	833,338	15,237,323	145,829	591,964
Total	-	949,362	1,861,666	10,248,511	9,674,863	2,979,450	2,987,142	28,700,994	403,475	926,242

NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued

	As of December 31, 2024								Fair value	
	Notional amount									
	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total	Assets	Liabilities
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Fair value hedge derivatives										
Currency forwards	-	-	-	-	-	-	-	-	-	-
Interest rate swaps	-	-	-	2,047,050	1,153,300	543,000	397,640	4,140,990	40,062	78,329
Cross currency swaps	-	841,009	224,877	2,093,135	3,127,813	1,177,983	1,436,626	8,901,443	462,924	243,723
Currency call options	-	-	-	-	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-	-	-	-	-
Subtotal	-	841,009	224,877	4,140,185	4,281,113	1,720,983	1,834,266	13,042,433	502,986	322,052
Cash flow hedge derivatives										
Currency forwards	-	149,115	160,050	1,861,085		-	-	2,170,250	65,196	-
Interest rate swaps	-	-	-	-	-	-	-	-	-	-
Cross currency swaps	-	889,661	1,989,477	3,491,191	7,437,766	528,886	1,153,235	15,490,216	275,446	576,342
Currency call options	-	-	-	-	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-	-	-	-	-
Subtotal	-	1,038,776	2,149,527	5,352,276	7,437,766	528,886	1,153,235	17,660,466	340,642	576,342
Total	-	1,879,785	2,374,404	9,492,461	11,718,879	2,249,869	2,987,501	30,702,899	843,628	898,394

NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued

1. Micro-hedge accounting

Fair value micro-hedges

The Bank uses cross-currency swaps, interest rate swaps, and call money swaps to cover its exposure to changes in the hedged item's fair value attributable to the interest rate. These hedging instruments change the effective cost of long-term issues from a fixed to a floating interest rate.

The following is a notional breakdown of hedged items and hedging instruments under fair value hedges, effective as of March 31, 2025, and December 31, 2024 separated by their term to maturity:

	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total
	As of March 31, 2025							
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	
Hedged item								
Loans and receivables from clients								
Commercial loans	-	-	57,247	371,152	-	-	-	428,399
Held to collect investments								
Chilean Sovereign Bond	-	-	-	-	16,640	172,675	295,484	484,799
Investment instruments at FVOCI								
Chilean Sovereign bond	-	-	-	-			43,825	43,825
Mortgage notes	-	-	-	-	-	-	-	-
US Treasury bonds	-	-	-	477,060	-	-	-	477,060
Chilean Treasury bonds	-	-	-		290,000	534,103	-	862,449
Chilean Central Bank bonds	-	-	-	-	-	-	-	-
Deposits and other time equivalents								
Time deposits	-	-	150,560	250,933			-	401,493
Issued debt instruments								
Senior bonds	-	-	309,624	954,268	764,028	205,475	488,834	2,722,229
Subordinated Bonds	-	-	-		194,470		-	385,294
Interbank borrowing								
Interbank loans	-	-				-	-	667,888
Chilean Central Bank loans	-	-	-	-	-	-	-	-
Total	-	-	856,145	2,420,933	1,265,138	1,103,077	828,143	6,473,436
Hedging instrument								
Cross Currency swaps	-	-	856,145	1,943,873	961,838	439,753	637,319	4,838,928
Interest rate swaps	-	-	-	477,060	303,300	663,324	190,824	1,634,508
Total	-	-	856,145	2,420,933	1,265,138	1,103,077	828,143	6,473,436

NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued

	As of December 31, 2024							
	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	
Hedged item								
Loans and receivables from clients								
Commercial loans	-	-	62,628	81,516	-	-	-	144,144
Investment instruments at FVOCI								
Chilean Sovereign bond	-	-	-	-	-	169,155	379,148	548,303
Mortgage notes	-	-	-	-	-	-	-	-
US Treasury bonds	-	-	-	497,050				497,050
Chilean Treasury bonds	-	-	-	-	328,347	204,603		532,950
Chilean Central Bank bonds	-	-	-	-	-	-	-	-
Deposits and other time equivalents								
Time deposits	-	177,944	66,207	286,102	-	-	-	530,253
Issued debt instruments								
Senior bonds	-	586,519	96,042	846,503	1,174,316	208,151	506,578	3,418,109
Subordinated Bonds	-		-	-	192,083	-	352,487	544,570
Interbank borrowing								
Interbank loans	-	76,546	-	427,463	-	-	-	504,009
Chilean Central Bank loans	-	-			-	-	-	-
Total	-	841,009	224,877	2,138,634	1,694,746	581,909	1,238,213	6,719,388
Hedging instrument								
Cross currency swaps	-	841,009	224,877	1,641,584	1,391,446	438,909	840,573	5,378,398
Forwards	-	-	-	497,050	303,300	143,000	397,640	1,340,990
Total	-	841,009	224,877	2,138,634	1,694,746	581,909	1,238,213	6,719,388

NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued

Cash flow micro-hedging

The Bank uses cross-currency swaps to hedge the risk of the variability of cash flows attributable to changes in the interest rate of bonds and interbank loans issued at floating rates and to hedge foreign currency fluctuations, mainly in US dollars. In addition, it uses both forward and cross-currency swaps to hedge the inflation risk on certain items.

The following are the notional amounts of the hedged item as of March 31, 2025, and December 31, 2024, , and the period in which the flows will occur:

	As of March 31, 2025							
	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	
Hedged item								
Loans and receivables at amortized cost								
Mortgage loans	-	585,871	425,025	3,324,539	3,781,543	579,618	414,981	9,111,577
Investment instruments at FVOCI								
Chile Sovereign bond	-	-	-	-	-	-	-	-
Bonds of the Central Bank of Chile	-	-	-	-	-	-	-	-
Bonds of the General Treasury of the Republic	-	-	-	-	-	-	191,905	191,905
Deposits and other time equivalents:								
Time deposits	-	110,677	117,356	97,320	-	-	-	325,353
Issued debt instruments:								
Current or senior bonds	-	155,576	-	-	-	-	-	155,576
Subordinated Bonds	-	9,541	315,252	888,062	896,354	382,997	226,452	2,718,658
Interbank borrowing:								
Interbank loans	-	87,697	147,888	1,616,107	882,562	-	-	2,734,254
Total	**-**	**949,362**	**1,005,521**	**5,926,028**	**5,560,459**	**962,615**	**833,338**	**15,237,323**
Hedging instrument								
Currency and interest rate swaps	-	805,288	888,165	4,042,083	5,373,768	962,615	833,338	12,905,257
Forwards	-	144,074	117,356	1,883,945	186,691	-	-	2,332,066
Total	**-**	**949,362**	**1,005,521**	**5,926,028**	**5,560,459**	**962,615**	**833,338**	**15,237,323**

NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued

	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	
Hedged item								
Loans and receivables at amortized cost								
Mortgage loans	-	680,900	1,623,426	2,208,482	5,622,165	144,203	728,129	11,007,305
Investment instruments at FVOCI								
Chile Sovereign bond	-	-	-	-	-	-	-	-
Chilean Central Bank bonds	-	-	-	-	-	-	-	-
Chilean Treasury bonds	-	-	-	-		-	191,906	191,906
Deposits and other time deposits								
Time deposits	-	-	20,876	338,988		-	-	359,864
Issued debt instruments								
Senior bonds	-	-	192,083	153,667		-	-	345,750
Subordinated Bonds	-			970,384	896,058	384,683	233,200	2,484,325
Interbank borrowing								
Interbank loans	-	357,876	313,142	1,680,755	919,543		-	3,271,316
Total	-	**1,038,776**	**2,149,527**	**5,352,276**	**7,437,766**	**528,886**	**1,153,235**	**17,660,466**
Hedging instrument								
cross currency swaps	-	889,661	1,989,477	3,491,191	7,437,766	528,886	1,153,235	15,490,216
Forwards	-	149,115	160,050	1,861,085	-	-	-	2,170,250
Total	-	**1,038,776**	**2,149,527**	**5,352,276**	**7,437,766**	**528,886**	**1,153,235**	**17,660,466**

As of December 31, 2024

NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued

i.   Projection of flows by interest rate risk

The estimation of the periods in which flows are expected is presented below:

	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total
				As of March 31, 2025				
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	
Hedged item								
Inflows	-	-	-	56	113	113	-	282
Outflows	-	(2,374)	(29,976)	(44,072)	(41,194)	(1,636)	(2,222)	(121,474)
Net flows	**-**	**(2,374)**	**(29,976)**	**(44,016)**	**(41,081)**	**(1,523)**	**(2,222)**	**(121,192)**
Hedging instrument								
Inflows	-	-	-	(56)	(113)	(113)	-	(282)
Outflows (*)	-	2,374	29,976	44,072	41,194	1,636	2,222	121,474
Net flows	**-**	**2,374**	**29,976**	**44,016**	**41,081**	**1,523**	**2,222**	**121,192**

(*) Includes only the portion of the hedging instrument's projected cash flows (derivative) used to hedge interest rate risk.

	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total
				As of December 31, 2024				
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	
Hedged item								
Inflows	-	-	558	57	113	113	-	841
Outflows	-	(7,111)	(9,001)	(67,113)	(44,193)	(2,010)	(2,322)	(131,750)
Net flows	**-**	**(7,111)**	**(8,443)**	**(67,056)**	**(44,080)**	**(1,897)**	**(2,322)**	**(130,909)**
Hedging instrument								
Inflows	-	-	(558)	(57)	(113)	(113)	-	(841)
Outflows (*)	-	7,111	9,001	67,113	44,193	2,010	2,322	131,750
Net flows	**-**	**7,111**	**8,443**	**67,056**	**44,080**	**1,897**	**2,322**	**130,909**

(*) Includes only the portion of the hedging instrument's projected cash flows (derivative) used to hedge interest rate risk.

NOTE 12 – FINANCIAL DERIVATIVE CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued

ii.   Projection of cash flows by inflation risk:

	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total
				As of March 31, 2025				
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	
Hedged item								
Inflows	-	128,576	128,438	490,684	389,294	218,364	199,916	1,555,272
Outflows	-	(2,012)	(35,249)	(11,470)	(13,296)	(51,026)	-	(113,053)
Net flows	**-**	**126,564**	**93,189**	**479,214**	**375,998**	**167,338**	**199,916**	**1,442,219**
Hedging instrument								
Inflows	-	2,012	35,249	11,470	13,296	51,026	-	113,053
Outflows	-	(128,576)	(128,438)	(490,684)	(389,294)	(218,364)	(199,916)	(1,555,272)
Net flows	**-**	**(126,564)**	**(93,189)**	**(479,214)**	**(375,998)**	**(167,338)**	**(199,916)**	**(1,442,219)**

	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total
				As of December 31, 2024				
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	
Hedged item								
Inflows	-	106,476	173,281	469,031	628,318	63,681	357,048	1,797,835
Outflows	-	-	(2,004)	(40,788)	(53,291)	(51,136)	-	(147,219)
Net flows	**-**	**106,476**	**171,277**	**428,243**	**575,027**	**12,545**	**357,048**	**1,650,616**
Hedging instrument								
Inflows	-	-	2,004	40,788	53,291	51,136	-	147,219
Outflows	-	(106,476)	(173,281)	(469,031)	(628,318)	(63,681)	(357,048)	(1,797,835)
Net flows	**-**	**(106,476)**	**(171,277)**	**(428,243)**	**(575,027)**	**(12,545)**	**(357,048)**	**(1,650,616)**

NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued

iii. **Projection of cash flows by exchange rate risk**

	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total
				As of March 31, 2025				
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	
Hedged item								
Inflows	-	-	-	-	-	-	-	-
Outflows	-	(87,206)	(18,181)	(84,973)	(3,478)	(1,722)	(116)	(195,676)
Net flows	**-**	**(87,206)**	**(18,181)**	**(84,973)**	**(3,478)**	**(1,722)**	**(116)**	**(195,676)**
Hedging instrument								
Inflows	-	-	-	-	-	-	-	-
Outflows	-	87,206	18,181	84,973	3,478	1,722	116	195,676
Net flows	**-**	**87,206**	**18,181**	**84,973**	**3,478**	**1,722**	**116**	**195,676**

	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total
				As of December 31, 2024				
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	
Hedged item								
Inflows	-	-	-	-	-	-	-	-
Outflows	-	(137,929)	(155,634)	(181,771)	(3,633)	(1,722)	-	(480,689)
Net flows	**-**	**(137,929)**	**(155,634)**	**(181,771)**	**(3,633)**	**(1,722)**	**-**	**(480,689)**
Hedging instrument								
Inflows	-	-	-	-	-	-	-	-
Outflows	-	137,929	155,634	181,771	3,633	1,722	-	480,689
Net flows	**-**	**137,929**	**155,634**	**181,771**	**3,633**	**1,722**	**-**	**480,689**

2. **Effect on other comprehensive income**

The valuation generated by those hedging instruments used in cash flow hedges whose effect was recorded in the Interim Consolidated Statements of Changes in Equity, specifically within 'Other Accumulated Comprehensive Income', in cash flow hedges, is presented as follows:

Hedged item	As of March 31, 2025 Ch$mn	As of December 31, 2024 Ch$mn
Interbank borrowing	(252)	(9,630)
Time deposits and other term equivalents	(105)	(138)
Issued debt instruments	5,705	3,972
Debt instruments at FVOCI	(4,953)	19,449
Loans and receivables at amortized cost	(76,552)	(91,454)
Total	**(76,157)**	**(77,801)**

Considering that the variable flows of both the hedged item and the hedging instrument are mirrors of each other, the hedges are close to 100% efficient. This entails that all variations in value attributable to components of the hedged risk are almost fully netted. During the period, the Bank did not record any forecasted future transactions within its cash flow hedge accounting portfolio.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2025, and 2024, and as of December 31, 2024

NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued

3.   **Effect on results**

The result generated by the cash flow derivatives whose effect was transferred from other comprehensive income into the results for the period is presented below:

	As of March 31,	As of December 31,
Hedged item	**2025**	**2024**
	Ch$mn	**Ch$mn**
Bond hedge derivatives	(1,013)	1,288
Interbank loans hedge derivatives	765	-
Mortgage loans hedge derivatives	(5,384)	(36,625)
Cash flow hedge net income(*)	**(5,632)**	**(35,337)**

(*)   See Note 28 'Equity', letter f.

4.   **Net investment hedges in foreign operations**

As of March 31, 2025, and December 31, 2024, the Bank does not have net investment hedges in foreign operations within its hedge accounting portfolio.

5.   **Fair value macro-hedges**

The Bank has macro-hedges for loans and receivables from clients, specifically for the mortgage and commercial loan portfolios. The details are presented below:

	Notional amount							
As of March 31, 2025	**On demand**	**Up to 1 month**	**Between 1 month and 3 months**	**Between 3 months and 1 year**	**Between 1 year and 3 years**	**Between 3 years and 5 years**	**More than 5 years**	**Total**
	Ch$mn	**Ch$mn**	**Ch$mn**	**Ch$mn**	**Ch$mn**	**Ch$mn**	**Ch$mn**	
Hedged item								
Loans and receivables at amortized cost								
Mortgage loans	-	-	-	-	-	-	377,929	377,929
Commercial loans	-	-	-	1,901,550	2,849,266	913,758	947,732	6,612,306
TOTAL	**-**	**-**	**-**	**1,901,550**	**2,849,266**	**913,758**	**1,325,661**	**6,990,235**
Hedging instrument								
Currency and interest rate swaps	-	-	-	451,550	1,999,266	513,758	1,325,661	4,290,235
Interest rate swaps	-	-	-	1,450,000	850,000	400,000	-	2,700,000
TOTAL	**-**	**-**	**-**	**1,901,550**	**2,849,266**	**913,758**	**1,325,661**	**6,990,235**

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2025, and 2024, and as of December 31, 2024

NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued

	Notional amount							
As of December 31, 2024	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	
Hedged item								
Loans and receivables at amortized cost								
Mortgage loans	–	–	–	–	–	–	377,928	377,928
Commercial loans	–	–		2,001,551	2,586,367	1,139,074	218,125	5,945,117
TOTAL	**–**	**–**	**–**	**2,001,551**	**2,586,367**	**1,139,074**	**596,053**	**6,323,045**
Hedging instrument								
Currency and interest rate swaps	–	–		451,551	1,736,367	739,074	596,053	3,523,045
Interest rate swaps	–	–		1,550,000	850,000	400,000	–	2,800,000
TOTAL	**–**	**–**	**–**	**2,001,551**	**2,586,367**	**1,139,074**	**596,053**	**6,323,045**

As of March 31, 2025, and December 31, 2024, Ch$152,552 million and Ch$155,587 million, respectively, are presented under 'other assets' for the mark-to-market valuation of the net assets or liabilities hedged in a macro hedge (Note 19).

Al March 31, 2025, and December 31, 2024, Ch$60,288million and Ch$76,540 million, respectively, are presented under 'other liabilities' for the mark-to-market valuation of hedged liabilities in a macro hedge (Note 27).

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST

The composition and balances as of March 31, 2025, and December 31, 2024, of financial assets at amortized cost are as follows:

		As of March 31,	As of December 31,
		2025	**2024**
		Ch$mn	**Ch$mn**
Financial assets at amortized cost			
Rights under repurchase and securities lending agreements			
Transactions with domestic banks		-	-
Transactions with foreign banks		-	-
Transactions with other domestic entities		238,613	153,135
Transactions with other foreign entities		-	-
Impairment on rights under repurchase agreements		(97)	(48)
	Subtotal	**238,516**	**153,087**
Debt financial instruments			
Chilean Central Bank and Government		4,920,100	4,852,552
Financial debt instruments issued abroad		448,878	324,527
Provision		(1,112)	(1,074)
	Subtotal	**5,367,866**	**5,176,005**
Interbank loans			
Foreign banks		38,010	31,283
Provisions for loans to foreign banks		(83)	(25)
	Subtotal	**37,927**	**31,258**
Loans and receivables from clients			
Commercial loans		**17,653,199**	**17,821,154**
Commercial loans		13,432,691	13,369,443
Foreign trade loans		1,935,326	1,929,922
Current account debtors		108,242	130,294
Credit card debtors		152,216	143,729
Factoring transactions		863,047	1,045,548
Commercial leasing transactions		1,043,903	1,077,516
Student loans		36,232	38,246
Other loans and receivables		81,542	86,456
Mortgage loans		**17,546,297**	**17,559,769**
Mortgage loans with letters of credit		29	33
Endorsable mortgage loans		377	454
Mortgage bond-financed loans		83,699	85,651
Other mutual mortgage loans		17,384,737	17,396,078
Financial leasing transactions for housing		-	-
Other loans and receivables		77,455	77,553
Consumer loans		**5,861,160**	**5,911,638**
Consumer loans in installments		3,747,650	3,783,452
Current account debtors		139,800	145,530
Credit card debtors		1,972,059	1,980,680
Consumer finance leasing transactions		1,359	1,612
Other loans and receivables		292	364
Provisions established for credit risk		**(1,312,587)**	**(1,214,321)**
Provisions for commercial loans		(700,384)	(705,431)
Provisions for mortgage loans		(180,157)	(161,171)
Provisions for consumer loans		(432,046)	(347,719)
	Subtotal	**39,748,069**	**40,078,240**
Total Financial Assets at amortized cost		**45,392,378**	**45,438,590**

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2025, and 2024, and as of December 31, 2024

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

During 2024, the Bank sold mortgage loan portfolios, leasing loans, and commercial loans for Ch$79,626 million, Ch$17.883 million, and Ch$172,403 million, respectively, to unrelated entities within the local financial system. Additionally, on December 27, 2024, Santander Consumer Finance Limitada sold automotive loans for a price of Ch$22,936 billion pesos to the investment fund Fondo de Inversión Activa Estrategia Automotriz IV, equivalent to 2% of Santander Consumer's loan portfolio

a.   **Rights under repurchase and securities lending agreements**

The balances as of March 31, 2025, and December 31, 2024, of these instruments was as follows:

	As of March 31, 2025				As of December 31, 2024			
	On demand	Up to 1 month	Between 1 month and 3 months	Total	On demand	Up to 1 month	Between 1 month and 3 months	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Operations with other local entities								
Repurchase agreements	–	146,225	92,388	**238,613**	–	107,359	45,776	153,135
Right under lending agreements	–	–	–	**-**	–	–	–	–
Total	**–**	**146,225**	**92,388**	**238,613**	**–**	**107,359**	**45,776**	**153,135**

Provisions for credit risk amount to Ch$97 million and Ch$48 million as of March 31, 2025, and December 31, 2024, respectively.

b.   **Debt financial instruments**

As of March 31, 2025, and December 31, 2024, the composition of debt financial instruments is as follows:

	As of March 31, 2025	As of December 31, 2024
	Ch$mn	Ch$mn
Instruments of the Chilean Central Bank and Government		
Chilean Central Bank debt instruments	-	-
Chilean Treasury bonds and notes	4,920,100	4,852,552
Other government debt financial instruments	-	-
Subtotal	**4,920,100**	**4,852,552**
Other Chilean debt financial instruments		
Chilean other banks debt financial instruments	-	-
Chilean bonds and commercial paper	-	-
Other Chilean debt financial instruments	-	-
Subtotal	**-**	**-**
Foreign debt financial instruments		
Foreign central banks debt financial instruments	-	-
Foreign governments and fiscal entities debt financial instruments	-	-
Foreign other banks debt financial instruments	-	-
Foreign companies bonds and commercial paper	-	-
Other foreign debt financial instruments	448,878	324,527
Subtotal	**448,878**	**324,527**
Expected credit loss allowance	(1,112)	(1,074)
Subtotal	**(1,112)**	**(1,074)**
Total	**5,367,866**	**5,176,005**

This portfolio has no instruments sold to clients and financial institutions under repurchase agreements.

Provisions for credit risk amounted to Ch$1,112 million and Ch$1,074 million as of March 31, 2025, and December 31, 2024, , respectively.

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

Analysis of changes in the impairment value as of March 31, 2025, and December 31, 2024, is as follows:

	Phase 1 Ch$mn	Phase 2 Ch$mn	Phase 3 Ch$mn	Total
Balances as of January 1, 2025	**1,074**	**-**	**-**	**1,074**
Change in measurement without portfolio reclassifying during the period	10	-	-	10
Transfer to phase 1	-	-	-	-
Transfer to phase 2	-	-	-	-
Transfer to phase 3	-	-	-	-
New assets originated	28	-	-	28
Sale, transfer or maturity		-	-	-
Paid loans	-	-	-	-
Other changes in provisions	-	-	-	-
Balance as of March 31, 2025	**1,112**	**-**	**-**	**1,112**

	Phase 1 Ch$mn	Phase 2 Ch$mn	Phase 3 Ch$mn	Total
Balances as of January 1, 2024	**1,729**	**-**	**-**	**1,729**
Change in measurement without portfolio reclassifying during the period	(290)	-	-	(290)
Transfer to phase 1	-	-	-	-
Transfer to phase 2	-	-	-	-
Transfer to phase 3	-	-	-	-
New assets originated	1,256	-	-	1,256
Sale, transfer or maturity	(1,621)	-	-	(1,621)
Paid loans	-	-	-	-
Other changes in provisions	-	-	-	-
Balance as of December 31, 2024	**1,074**	**-**	**-**	**1,074**

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

c.   Interbank loans

As of March 31, 2025, and December 31, 2024, the detail of amounts owed to banks is as follows:

Interbank loans As of March 31, 2025 (In Ch$mn)	Financial assets before provisions				Established provisions				
	Normal portfolio	Substandard Portfolio	Non-performing portfolio		Normal portfolio	Substandard Portfolio	Impaired portfolio	Total	Net financial assets
	Individual Assessment	Individual Assessment	Individual Assessment	Total	Individual Assessment	Individual Assessment	Individual Assessment		
Banks in the country									
Interbank liquidity loans	-	-	-	-	-	-	-	-	-
Commercial interbank loans	-	-	-	-	-	-	-	-	-
Current account overdrafts	-	-	-	-	-	-	-	-	-
Foreign trade loans Chilean exports	-	-	-	-	-	-	-	-	-
Foreign trade loans Chilean imports	-	-	-	-	-	-	-	-	-
Foreign trade loans between third countries	-	-	-	-	-	-	-	-	-
Non-transferable deposits in domestic bank	-	-	-	-	-	-	-	-	-
Other loans with domestic banks	-	-	-	-	-	-	-	-	-
Foreign banks									
Interbank liquidity loans	-	-	-	-	-	-	-	-	-
Commercial interbank loans	-	-	-	-	-	-	-	-	-
Current account overdrafts	-	-	-	-	-	-	-	-	-
Foreign trade loans Chilean exports	38,010	-	-	38,010	83	-	-	83	37,927
Foreign trade loans Chilean imports	-	-	-	-	-	-	-	-	-
Foreign trade loans between third countries	-	-	-	-	-	-	-	-	-
Current account deposits with banks abroad for derivative transactions	-	-	-	-	-	-	-	-	-
Other non-transferable deposits with banks abroad	-	-	-	-	-	-	-	-	-
Other loans with foreign banks	-	-	-	-	-	-	-	-	-
Subtotal domestic and foreign banks	**38,010**	**-**	**-**	**38,010**	**83**	**-**	**-**	**83**	**37,927**
Central Bank of Chile									
Current account deposits for derivatives transactions with a central counterparty	-	-	-	-	-	-	-	-	-
Other unavailable deposits	-	-	-	-	-	-	-	-	-
Other loans	-	-	-	-	-	-	-	-	-
Foreign central banks	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
Current account deposits for derivatives transactions with a central counterparty	-	-	-	-	-	-	-	-	-
Other unavailable deposits	-	-	-	-	-	-	-	-	-
Other loans	-	-	-	-	-	-	-	-	-
Subtotal Central Bank of Chile and foreign central banks	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
TOTAL	**38,010**	**-**	**-**	**38,010**	**83**	**-**	**-**	**83**	**37,927**

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

Interbank loans As of December 31, 2024 (In Ch$mn)	Financial assets before provisions				Established provisions				Net financial assets
	Normal portfolio	Substandard Portfolio	Non-performing portfolio	Total	Normal portfolio	Substandard Portfolio	Impaired portfolio	Total	
	Individual Assessment	Individual Assessment	Individual Assessment		Individual Assessment	Individual Assessment	Individual Assessment		
Banks in the country									
Interbank liquidity loans	-	-	-	-	-	-	-	-	-
Commercial interbank loans	-	-	-	-	-	-	-	-	-
Current account overdrafts	-	-	-	-	-	-	-	-	-
Foreign trade loans Chilean exports	-	-	-	-	-	-	-	-	-
Foreign trade loans Chilean imports	-	-	-	-	-	-	-	-	-
Foreign trade loans between third countries	-	-	-	-	-	-	-	-	-
Non-transferable deposits in domestic bank	-	-	-	-	-	-	-	-	-
Other loans with domestic banks	-	-	-	-	-	-	-	-	-
Foreign banks									
Interbank liquidity loans	-	-	-	-	-	-	-	-	-
Commercial interbank loans	-	-	-	-	-	-	-	-	-
Current account overdrafts	-	-	-	-	-	-	-	-	-
Foreign trade loans Chilean exports	31,283	-	-	31,283	25	-	-	25	31,258
Foreign trade loans Chilean imports	-	-	-	-	-	-	-	-	-
Foreign trade loans between third countries	-	-	-	-	-	-	-	-	-
Current account deposits with banks abroad for derivative transactions	-	-	-	-	-	-	-	-	-
Other non-transferable deposits with banks abroad	-	-	-	-	-	-	-	-	-
Other loans with foreign banks	-	-	-	-	-	-	-	-	-
Subtotal domestic and foreign banks	31,283	-	-	31,283	25	-	-	25	31,258
Central Bank of Chile									
Current account deposits for derivatives transactions with a central counterparty	-	-	-	-	-	-	-	-	-
Other unavailable deposits	-	-	-	-	-	-	-	-	-
Other loans	-	-	-	-	-	-	-	-	-
Foreign central banks	-	-	-	-	-	-	-	-	-
Current account deposits for derivatives transactions with a central counterparty	-	-	-	-	-	-	-	-	-
Other unavailable deposits	-	-	-	-	-	-	-	-	-
Other loans	-	-	-	-	-	-	-	-	-
Subtotal Central Bank of Chile and foreign central banks	-	-	-	-	-	-	-	-	-
TOTAL	31,283	-	-	31,283	25	-	-	25	31,258

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

d. Loans and receivables from clients

The balances of Loans and receivables from clients as of March 31, 2025, and December 31, 2024, are as follows:

Loans and receivables As of March 31, 2025 (In Ch$mn)	Financial assets before provisions						Established provisions					Subtotal	Deductible FOGAPE Covid-19 guarantees	Total	Net financial assets
	Normal portfolio		Substandard Portfolio	Impaired portfolio		Total	Normal portfolio		Substandard Portfolio	Impaired portfolio					
	Assessment		Assessment	Assessment			Assessment		Assessment	Assessment					
	Individual	Group	Individual	Individual	Group		Individual	Group	Individual	Individual	Group				
Commercial loans															
Commercial loans	6,909,832	4,436,102	953,317	654,783	478,657	13,432,691	72,734	59,342	30,097	223,690	170,184	556,047	2,100	558,147	12,874,544
Foreign trade loans Chilean exports	965,981	12,211	56,522	16,982	2,208	1,053,904	16,433	285	5,225	9,258	1,351	32,552	–	32,552	1,021,352
Foreign trade loans Chilean imports	766,050	67,632	31,661	11,713	3,067	880,123	20,083	1,838	2,583	9,717	1,601	35,822	–	35,822	844,301
Foreign trade loans between third countries	1,299	–	–	–	–	1,299	81	–	–	–	–	81	–	81	1,218
Current account debtors	59,332	31,449	7,791	1,426	8,244	108,242	1,435	998	774	567	4,586	8,360	–	8,360	99,882
Credit card debtors	32,365	106,648	1,974	617	10,612	152,216	849	3,288	263	282	5,984	10,666	–	10,666	141,550
Factoring transactions	817,475	29,209	8,098	5,096	3,169	863,047	9,111	614	339	4,297	3,161	17,522	–	17,522	845,525
Commercial leasing transactions	722,693	165,758	96,720	46,102	12,630	1,043,903	3,765	3,565	1,640	5,902	9,753	24,625	975	25,600	1,018,303
Student loans	–	26,911	–	–	9,321	36,232	–	652	–	–	2,263	2,915	–	2,915	33,317
Other loans and receivables	5,244	64,824	673	3,526	7,275	81,542	69	2,425	49	2,550	3,626	8,719	–	8,719	72,823
Subtotal	**10,280,271**	**4,940,744**	**1,156,756**	**740,245**	**535,183**	**17,653,199**	**124,560**	**73,007**	**40,970**	**256,263**	**202,509**	**697,309**	**3,075**	**700,384**	**16,952,815**
Mortgage loans															
Loans with mortgage finance	–	–	–	–	29	29	–	–	–	–	2	2	–	2	27
Endorsable mortgage mutual loans	–	303	–	–	74	377	–	1	–	–	5	6	–	6	371
Mortgage bond-financed loans	–	79,915	–	–	3,784	83,699	–	135	–	–	300	435	–	435	83,264
Other mutual mortgage loans	–	16,385,605	–	–	999,132	17,384,737	–	34,250	–	–	144,113	178,363	–	178,363	17,206,374
Financial leasing transaction for housing	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Other loans and receivables	–	68,113	–	–	9,342	77,455	–	218	–	–	1,133	1,351	–	1,351	76,104
Subtotal	**–**	**16,533,936**	**–**	**–**	**1,012,361**	**17,546,297**	**–**	**34,604**	**–**	**–**	**145,553**	**180,157**	**–**	**180,157**	**17,366,140**
Consumer loans															
Consumer loans in installments	–	3,488,006	–	–	259,644	3,747,650	–	159,501	–	–	159,863	319,364	–	319,364	3,428,286
Current account debtors	–	130,982	–	–	8,818	139,800	–	7,141	–	–	5,069	12,210	–	12,210	127,590
Credit card debtors	–	1,937,574	–	–	34,485	1,972,059	–	79,564	–	–	20,711	100,275	–	100,275	1,871,784
Consumer finance leasing transactions	–	1,340	–	–	19	1,359	–	30	–	–	6	36	–	36	1,323
Other loans and receivables	–	23	–	–	269	292	–	5	–	–	156	161	–	161	131
Subtotal	**–**	**5,557,925**	**–**	**–**	**303,235**	**5,861,160**	**–**	**246,241**	**–**	**–**	**185,805**	**432,046**	**–**	**432,046**	**5,429,114**
TOTAL	**10,280,271**	**27,032,605**	**1,156,756**	**740,245**	**1,850,779**	**41,060,656**	**124,560**	**353,852**	**40,970**	**256,263**	**533,867**	**1,309,512**	**3,075**	**1,312,587**	**39,748,069**

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

Loans and receivables As of December 31, 2024 (In Ch$mn)	Financial assets before provisions						Established provisions								
	Normal portfolio		Substandard Portfolio	Impaired portfolio		Total	Normal portfolio		Substandard Portfolio	Impaired portfolio		Subtotal	Deductible FOGAPE Covid-19 guarantees	Total	Net financial assets
	Assessment		Assessment	Assessment			Assessment		Assessment	Assessment					
	Individual	Group	Individual	Individual	Group		Individual	Group	Individual	Individual	Group				
Commercial loans															
Commercial loans	6,926,688	4,334,067	964,136	687,943	456,609	13,369,443	73,894	60,295	25,424	233,212	162,058	554,883	4,295	559,178	12,810,265
Foreign trade loans Chilean exports	937,668	13,826	82,939	18,958	1,673	1,055,064	14,683	419	6,592	11,583	972	34,249	-	34,249	1,020,815
Foreign trade loans Chilean imports	766,103	65,524	26,021	13,318	2,740	873,706	20,608	1,828	1,625	10,791	1,441	36,293	-	36,293	837,413
Foreign trade loans between third countries	1,152	-	-	-	-	1,152	12	-	-	-	-	12	-	12	1,140
Current account debtors	81,814	30,718	7,532	1,839	8,391	130,294	1,398	991	840	793	4,958	8,980	-	8,980	121,314
Credit card debtors	27,570	102,333	2,210	802	10,814	143,729	771	3,083	266	384	6,473	10,977	-	10,977	132,752
Factoring transactions	993,729	27,947	15,086	5,112	3,674	1,045,548	12,433	530	1,567	4,311	2,689	21,530	-	21,530	1,024,018
Commercial leasing transactions	759,480	158,226	98,351	50,621	10,838	1,077,516	3,564	3,326	1,537	6,474	6,336	21,237	15	21,252	1,056,264
Student loans	-	28,606	-	-	9,640	38,246	-	744	-	-	2,244	2,988	-	2,988	35,258
Other loans and receivables	6,529	65,612	393	6,415	7,507	86,456	87	1,655	38	5,100	3,092	9,972	-	9,972	76,484
Subtotal	**10,500,733**	**4,826,859**	**1,196,668**	**785,008**	**511,886**	**17,821,154**	**127,450**	**72,871**	**37,889**	**272,648**	**190,263**	**701,121**	**4,310**	**705,431**	**17,115,723**
Mortgage loans															
Loans with mortgage finance	-	4	-	-	29	33	-	-	-	-	3	3	-	3	30
Endorsable mortgage mutual loans	-	367	-	-	87	454	-	1	-	-	6	7	-	7	447
Mortgage bond-financed loans	-	81,222	-	-	4,429	85,651	-	137	-	-	360	497	-	497	85,154
Other mutual mortgage loans	-	16,466,308	-	-	929,770	17,396,078	-	34,114	-	-	125,043	159,157	-	159,157	17,236,921
Financial leasing transaction for housing	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other loans and receivables	-	69,110	-	-	8,443	77,553	-	210	-	-	1,297	1,507	-	1,507	76,046
Subtotal	**-**	**16,617,011**	**-**	**-**	**942,758**	**17,559,769**	**-**	**34,462**	**-**	**-**	**126,709**	**161,171**	**-**	**161,171**	**17,398,598**
Consumer loans															
Consumer loans in installments	-	3,522,973	-	-	260,479	3,783,452	-	113,734	-	-	146,573	260,307	-	260,307	3,523,145
Current account debtors	-	136,185	-	-	9,345	145,530	-	6,132	-	-	7,038	13,170	-	13,170	132,360
Credit card debtors	-	1,946,063	-	-	34,617	1,980,680	-	48,324	-	-	25,660	73,984	-	73,984	1,906,696
Consumer finance leasing transactions	-	1,592	-	-	20	1,612	-	14	-	-	15	29	-	29	1,583
Other loans and receivables	-	59	-	-	305	364	-	7	-	-	222	229	-	229	135
Subtotal	**-**	**5,606,872**	**-**	**-**	**304,766**	**5,911,638**	**-**	**168,211**	**-**	**-**	**179,508**	**347,719**	**-**	**347,719**	**5,563,919**
TOTAL	**10,500,733**	**27,050,742**	**1,196,668**	**785,008**	**1,759,410**	**41,292,561**	**127,450**	**275,544**	**37,889**	**272,648**	**496,480**	**1,210,011**	**4,310**	**1,214,321**	**40,078,240**

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

e. **Contingent loans**

Contingent loan balances as of March 31, 2025, and December 31, 2024, are as follows:

Credit risk exposure from contingent loans As of March 31, 2025 (In Ch$mn)	Contingent loan exposure before provisions						Established provisions						Net contingent loan risk exposure
	Normal portfolio		Substandard Portfolio	Impaired portfolio		Total	Normal portfolio		Substandard Portfolio	Impaired portfolio		Total	
	Assessment		Assessment	Assessment			Assessment		Assessment	Assessment			
	Individual	Group	Individual	Individual	Group		Individual	Group	Individual	Individual	Group		
Personal guarantees	480,404	1,219	55,283	-	27	**536,933**	2,101	34	2,986	-	16	5,137	**531,796**
Letter of credits of merchandise traffic operations	40,671	206	770	-	-	**41,647**	341	7	1	-	-	349	**41,298**
Debt purchase commitments in local currencies abroad	-	-	-	-	-	**-**	-	-	-	-	-	-	**-**
Transactions related to contingent events	907,413	22,608	38,753	8,803	583	**978,160**	11,116	509	1,372	4,656	363	18,016	**960,144**
Unrestricted prompt cancel credit lines	201,307	873,023	1,857	851	14,404	**1,091,442**	1,240	26,608	110	401	8,095	36,454	**1,054,988**
Unrestricted credit lines	-	-	-	-	-	**-**	-	-	-	-	-	-	**-**
Student loans under Law N°20.027 for higher education (CAE)	-	-	-	-	-	**-**	-	-	-	-	-	-	**-**
Other irrevocable credit commitments	154,051	6				**154,057**	815	1	-	-	-	816	**153,241**
Other contingent loans	-	-	-	-	-	**-**	-	-	-	-	-	-	**-**

Credit risk exposure from contingent loans As of December 31, 2024 (In Ch$mn)	Contingent loan exposure before provisions						Established provisions						Net contingent loan risk exposure
	Normal portfolio		Substandard Portfolio	Impaired portfolio		Total	Normal portfolio		Substandard Portfolio	Impaired portfolio		Total	
	Assessment		Assessment	Assessment			Assessment		Assessment	Assessment			
	Individual	Group	Individual	Individual	Group		Individual	Group	Individual	Individual	Group		
Personal guarantees	234,959	73,273	57,695	-	-	365,927	2,171	2,048	3,607	-	-	7,826	358,101
Letter of credits of merchandise traffic operations	60,579	450	652	-	-	61,681	629	13	-	-	-	642	61,039
Debt purchase commitments in local currencies abroad	-	-	-	-	-	-	-	-	-	-	-	-	-
Transactions related to contingent events	1,035,872	21,884	41,954	8,587	611	1,108,908	11,523	517	1,702	4,441	380	18,563	1,090,345
Unrestricted prompt cancel credit lines	241,390	860,881	2,016	893	13,992	1,119,172	1,332	5,643	189	460	9,037	16,661	1,102,511
Unrestricted credit lines	-	-	-	-	-	-	-	-	-	-	-	-	-
Student loans under Law N°20.027 for higher education (CAE)	-	-	-	-	-	-	-	-	-	-	-	-	-
Other irrevocable credit commitments	194,801	6	-	-	-	194,807	1,070	-	-	-	-	1,070	193,737
Other contingent loans	-	-	-	-	-	-	-	-	-	-	-	-	-

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

f.   **Breakdown of movement in established provisions - Interbank loans**

A summary of the movements of established provisions for Interbank loans, as of March 31, 2025, and December 31, 2024 , is as follows:

Breakdown of movement in established for credit risk portfolio during the period As of March 31, 2025 (In Ch$mn)	Movement in established provisions by portfolio for the period			
	Individual assessment			
	Normal Portfolio	Substandard Portfolio	Impaired portfolio	Total
Interbank loans				
Balance as of January 1, 2025	25	-	-	25
Provision establishment/(release) by:				
Change in measurement without portfolio reclassifying during the period:	-	-	-	-
Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]:	-	-	-	-
Individual Normal to Substandard	-	-	-	-
Individual Normal to Individual Impaired	-	-	-	-
Substandard to Individual Impaired	-	-	-	-
Substandard to Individual Normal	-	-	-	-
Individual Impaired to Substandard	-	-	-	-
Individual Impaired to Individual Normal	-	-	-	-
New loans originated	109	-	-	109
New loans due to translation from contingent to loan	-	-	-	-
New loans purchased	-	-	-	-
Sale or assignment of loans	-	-	-	-
Release due to loan payment	(50)	-	-	(50)
Provision application for charge-offs	-	-	-	-
Recovery of impaired loans	-	-	-	-
Exchange rate difference	(1)	-	-	(1)
Other changes in provisions	-	-	-	-
Balance as of March 31, 2025	83	-	-	83

Breakdown of movement in established for credit risk portfolio during the period As of December 31, 2024 (In Ch$mn)	Movement in established provisions by portfolio for the period			
	Individual assessment			
	Normal Portfolio	Substandard Portfolio	Impaired portfolio	Total
Interbank loans				
Balance as of January 1, 2024	114	-	-	114
Provision establishment/(release) by:				
Change in measurement without portfolio reclassifying during the period:	-	-	-	-
Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]:	-	-	-	-
Individual Normal to Substandard	-	-	-	-
Individual Normal to Individual Impaired	-	-	-	-
Substandard to Individual Impaired	-	-	-	-
Substandard to Individual Normal	-	-	-	-
Individual Impaired to Substandard	-	-	-	-
Individual Impaired to Individual Normal	-	-	-	-
New loans originated	142	-	-	142
New loans due to translation from contingent to loan	-	-	-	-
New loans purchased	-	-	-	-
Sale or assignment of loans	-	-	-	-
Release due to loan payment	(233)	-	-	(233)
Provision application for charge-offs	-	-	-	-
Recovery of impaired loans	-	-	-	-
Exchange rate difference	2	-	-	2
Other changes in provisions	-	-	-	-
Balance as of December 31, 2024	25	-	-	25

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

g.   **Breakdown of movement in established provisions - Commercial Loans**

A summary of the movements of established provisions for Commercial Loans, as of March 31, 2025, and December 31, 2024 , is as follows:

Breakdown of movement in established provisions for credit risk portfolio during the period As of March 31, 2025 (In Ch$mn)	Movement in established provisions by portfolio for the period							
	Normal portfolio		Substandard Portfolio	Impaired portfolio		Subtotal	Deductible FOGAPE Covid-19 guarantees	Total
	Assessment			Assessment				
	Individual	Group		Individual	Group			
Commercial loans								
Balance as of January 1, 2025	**127,450**	**72,871**	**37,889**	**272,648**	**190,263**	**701,121**	**4,310**	**705,431**
Provision establishment/(release) by:								
Change in measurement without portfolio reclassifying during the period:	7,017	22,958	3,485	6,603	21,268	61,331	3	61,334
Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]:								
Individual Normal to Substandard	(2,168)	–	3,641	–	–	1,473	15	1,488
Individual Normal to Individual Impaired	–	–	–	–	–	–	–	–
Substandard to Individual Impaired	–	–	(849)	1,716	–	867	–	867
Substandard to Individual Normal	216	–	(325)	–	–	(109)	2	(107)
Individual Impaired to Substandard	–	–	–	–	–	–	–	–
Individual Impaired to Individual Normal	–	–	–	–	–	–	–	–
Group normal to Group Impaired	–	(7,438)	–	–	17,364	9,926	20	9,946
Group Impaired to Group normal	–	397	–	–	(5,668)	(5,271)	3	(5,268)
Individual (Normal, Substandard, Impaired) to Group (Normal, Impaired)	67	–	(726)	(1,532)	–	(2,191)	–	(2,191)
Group (Normal, Impaired) to Individual (Normal, Substandard, Impaired)	–	(362)	–	–	2,076	1,714	6	1,720
New loans originated	67,869	10,012	–	–	–	77,881	954	78,835
New loans due to translation from contingent to loan	239	365	–	–	–	604	–	604
New loans purchased	–	–	–	–	–	–	–	–
Sale or assignment of loans	–	–	–	–	–	–	–	–
Release due to loan payment	(73,981)	(25,699)	(1,542)	(35,960)	(64,445)	(201,627)	(2,238)	(203,865)
Provision application for charge-offs	13	–	39	16,780	41,808	58,640	–	58,640
Recovery of impaired loans	–	–	–	–	–	–	–	–
Changes in models and methodologies	–	–	–	–	–	–	–	–
Exchange rate difference	(2,162)	(97)	(642)	(3,992)	(157)	(7,050)	–	(7,050)
Other changes in provisions	–	–	–	–	–	–	–	–
Balance as of March 31, 2025	**124,560**	**73,007**	**40,970**	**256,263**	**202,509**	**697,309**	**3,075**	**700,384**

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

Breakdown of movement in established provisions for credit risk portfolio during the period As of December 31, 2024 (In Ch$mn)	Movement in established provisions by portfolio for the period							
	Normal portfolio		Substandard Portfolio	Impaired portfolio		Subtotal	Deductible FOGAPE Covid-19 guarantees	Total
	Assessment			Assessment				
	Individual	Group		Individual	Group			
Commercial loans								
Balance as of January 1, 2024	**92,730**	**68,151**	**30,658**	**257,192**	**211,331**	**660,062**	**10,170**	**670,232**
Provision establishment/(release) by:								
Change in measurement without portfolio reclassifying during the period:	36,796	105,960	18,824	49,180	78,653	289,413	37	289,450
Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]:								
Individual Normal to Substandard	(10,150)	-	16,846	-	-	6,696	147	6,843
Individual Normal to Individual Impaired	(6)	-	-	2	-	(4)	-	(4)
Substandard to Individual Impaired	-	-	(14,171)	30,188	-	16,017	-	16,017
Substandard to Individual Normal	1,153	-	(2,314)	-	-	(1,161)	62	(1,099)
Individual Impaired to Substandard	-	-	342	(873)	-	(531)	-	(531)
Individual Impaired to Individual Normal	6	-	-	(3)	-	3	-	3
Group normal to Group Impaired	-	(35,222)	-	-	77,549	42,327	226	42,553
Group Impaired to Group normal	-	1,827	-	-	(23,561)	(21,734)	15	(21,719)
Individual (Normal, Substandard, Impaired) to Group (Normal, Impaired)	5,187	-	(661)	(278)	-	4,248	12	4,260
Group (Normal, Impaired) to Individual (Normal, Substandard, Impaired)	(4)	(1,951)	-	-	101	(1,854)	100	(1,754)
New loans originated	248,379	44,664	-	-	-	293,043	40	293,083
New loans due to translation from contingent to loan	919	1,384	-	-	-	2,303		2,303
New loans purchased	-	36	-	-	17	53	-	53
Sale or assignment of loans	(1,188)	-	-	-	-	(1,188)	-	(1,188)
Release due to loan payment	(252,183)	(112,343)	(13,540)	(187,002)	(276,973)	(842,041)	(6,499)	(848,540)
Provision application for charge-offs	-	-	-	113,252	124,413	237,665	-	237,665
Recovery of impaired loans	-	-	-	-	-	-	-	-
Changes in models and methodologies	-	-	-	-	-	-	-	-
Exchange rate difference	5,811	312	1,905	10,990	385	19,403	-	19,403
Other changes in provisions	-	53	-	-	(1,652)	(1,599)	-	(1,599)
Balance as of December 31, 2024	**127,450**	**72,871**	**37,889**	**272,648**	**190,263**	**701,121**	**4,310**	**705,431**

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

h. Breakdown of movement in established provisions – Residential Mortgage loans

A summary of the movements of established provisions for Residential Mortgage loans, as of March 31, 2025, and December 31, 2024 , is as follows:

Breakdown of movement in established provisions for credit risk portfolio during the period As of March 31, 2025 (In Ch$mn)	Movement in established provisions by portfolio for the period		
	Group Assessment		Total
	Normal Portfolio	Impaired portfolio	
Residential Mortgage loans			
Balance as of January 1, 2025	**34,462**	**126,709**	**161,171**
Provision establishment/(release) by:			
Change in measurement without portfolio reclassifying during the period:	14,317	13,471	27,788
Change in measurement due to portfolio reclassifying from the start to the end of the period [portfolio from (-) to (+)]:			
Group normal to group impaired	(2,308)	10,322	8,014
Group impaired to Group normal	233	(2,441)	(2,208)
New loans originated	99	-	99
New loans purchased	-	-	-
Sale or assignment of loans		-	-
Release due to loan payment	(12,199)	(16,299)	(28,498)
Provision application for charge-offs	-	13,791	13,791
Recovery of impaired loans	-	-	-
Changes in models and methodologies	-	-	-
Exchange rate difference	-	-	-
Other changes in provisions	-	-	-
Balance as of March 31, 2025	**34,604**	**145,553**	**180,157**

Breakdown of movement in established provisions for credit risk portfolio during the period As of December 31, 2024 (In Ch$mn)	Movement in established provisions by portfolio for the period		
	Group Assessment		Total
	Normal Portfolio	Impaired portfolio	
Residential Mortgage loans			
Balance as of January 1, 2024	**32,350**	**116,031**	**148,381**
Provision establishment/(release) by:			
Change in measurement without portfolio reclassifying during the period:	53,404	81,602	135,006
Change in measurement due to portfolio reclassifying from the start to the end of the period [portfolio from (-) to (+)]:			
Group normal to group impaired	(9,670)	43,311	33,641
Group impaired to Group normal	1,166	(11,006)	(9,840)
New loans originated	1,297	-	1,297
New loans purchased	-	-	-
Sale or assignment of loans	(55)	-	(55)
Release due to loan payment	(44,030)	(147,029)	(191,059)
Provision application for charge-offs	-	43,800	43,800
Recovery of impaired loans	-	-	-
Changes in models and methodologies	-	-	-
Exchange rate difference	-	-	-
Other changes in provisions	-	-	-
Balance as of December 31, 2024	**34,462**	**126,709**	**161,171**

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

i.   Breakdown of movement of established provisions - Consumer loan

A summary of the movements of established provisions for Consumer loans, as of March 31, 2025, and December 31, 2024, is as follows:

Breakdown of movement in established provisions for credit risk portfolio during the period As of March 31, 2025 (In Ch$mn)	Movement in established provisions by portfolio for the period		
	Group Assessment		Total
	Normal portfolio	Impaired portfolio	
Consumer loans			
Balance as of January 1, 2025	**168,211**	**179,508**	**347,719**
Provision establishment/(release) by:			
Change in measurement without portfolio reclassifying during the period:	190,636	45,227	235,863
Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]:			
Group normal to Group impaired	(38,043)	60,212	22,169
Group impaired to Group normal	3,906	(11,928)	(8,022)
New loans originated	29,898		29,898
New loans due to translation from contingent to loan	4,944	-	4,944
New loans purchased	-	-	-
Sale or assignment of loans	-	-	-
Release due to loan payment	(113,200)	(173,066)	(286,266)
Provision application for charge–offs		85,853	85,853
Recovery of impaired loans	-	-	-
Changes in models and methodologies	-	-	-
Exchange rate difference	(111)	(1)	(112)
Other changes in provisions	-	-	-
Balance as of March 31, 2025	**246,241**	**185,805**	**432,046**

Breakdown of movement in established provisions for credit risk portfolio during the period As of December 31, 2024 (In Ch$mn)	Movement in established provisions by portfolio for the period		
	Group Assessment		Total
	Normal portfolio	Impaired portfolio	
Consumer loans			
Balance as of January 1, 2024	**169,345**	**166,031**	**335,376**
Provision establishment/(release) by:			
Change in measurement without portfolio reclassifying during the period:	331,869	171,817	503,686
Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]:			
Group normal to Group impaired	(80,574)	255,012	174,438
Group impaired to Group normal	9,525	(35,761)	(26,236)
New loans originated	84,984	-	84,984
New loans due to translation from contingent to loan	13,373	-	13,373
New loans purchased	1,278	814	2,092
Sale or assignment of loans	(1,407)	-	(1,407)
Release due to loan payment	(364,183)	(711,310)	(1,075,493)
Provision application for charge–offs	-	353,415	353,415
Recovery of impaired loans	-	-	-
Changes in models and methodologies	-	-	-
Exchange rate difference	96	6	102
Other changes in provisions	3,905	(20,516)	(16,611)
Balance as of December 31, 2024	**168,211**	**179,508**	**347,719**

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2025, and 2024, and as of December 31, 2024

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

j.   Breakdown of movement in established provisions - Contingent loans

A summary of the movements of established provisions for Contingent loans, as of March 31, 2025, and December 31, 2024,, is as follows:

Breakdown of movement in provisions established for credit risk portfolio during the period As of March 31, 2025 (In Ch$mn)	Movement in established provisions by portfolio for the period					
	Normal portfolio		Substandard Portfolio	Impaired portfolio		Total
	Assessment			Assessment		
	Individual	Group		Individual	Group	
Contingent loan exposure						
Balance as of January 1, 2025	**16,723**	**8,218**	**5,502**	**4,900**	**9,419**	**44,762**
Provision establishment/(release) by:						
Change in measurement without portfolio reclassifying during the period:	583	24,319	139	128	282	25,451
Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]:						
Individual Normal to Substandard	(25)	-	36	-	-	11
Individual Normal to Individual Impaired	-	-	-	-	-	-
Substandard to Individual Impaired	-	-	(50)	159	-	109
Substandard to Individual Normal	11		(18)			(7)
Individual Impaired to Substandard	-	-	-	-	-	-
Individual Impaired to Individual Normal	-	-	-	-	-	-
Group Normal to Group Impaired	-	(158)	-	-	2,837	2,679
Group Impaired to Group Normal	-	11	-	-	(1,419)	(1,408)
Individual (Normal, Substandard, Impaired) to Group (Normal, Impaired)	(169)	-	(13)	-	-	(182)
Group (Normal, Impaired) to Individual (Normal, Substandard, Impaired)	-	62	-	-	1	63
New contingent loans granted	4,053	1,623				5,676
Release due to loan payment	(5,358)	(6,625)	(986)	(126)	(2,624)	(15,719)
Contingent loans from translation to loans	5	84	2	-	96	187
Changes in models and methodologies						-
Exchange rate difference	(209)	(410)	(140)	(4)	(116)	(879)
Other changes in provisions	-	29	-	-	-	29
Balance as of March 31, 2025	**15,614**	**27,153**	**4,472**	**5,057**	**8,476**	**60,772**

Breakdown of movement in provisions established for credit risk portfolio during the period As of December 31, 2024 (In Ch$mn)	Movement in established provisions by portfolio for the period					
	Normal portfolio		Substandard Portfolio	Impaired portfolio		Total
	Assessment			Assessment		
	Individual	Group		Individual	Group	
Contingent loan exposure						
Balance as of January 1, 2024	**14,999**	**6,381**	**5,763**	**5,315**	**7,824**	**40,282**
Provision establishment/(release) by:						
Change in measurement without portfolio reclassifying during the period:	3,510	9,414	1,271	1,989	2,918	19,102
Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]:						
Individual Normal to Substandard	(587)	-	967	-	-	380
Individual Normal to Individual Impaired	-	-	-	-	-	-
Substandard to Individual Impaired	-	-	(1,409)	6,882	-	5,473
Substandard to Individual Normal	136	-	(319)	-	-	(183)
Individual Impaired to Substandard	-	-	1	(11)	-	(10)
Individual Impaired to Individual Normal	-	-	-	(42)	-	(42)
Group Normal to Group Impaired	-	(210)	-	-	11,758	11,548
Group Impaired to Group Normal	-	13	-	-	(4,217)	(4,204)
Individual (Normal, Substandard, Impaired) to Group (Normal, Impaired)	109	-	(10)	(2)	-	97
Group (Normal, Impaired) to Individual (Normal, Substandard, Impaired)	-	65	-	-	-	65
New contingent loans granted	17,602	5,278	-	-	-	22,880
Release due to loan payment	(19,774)	(13,292)	(1,201)	(9,264)	(9,716)	(53,247)
Contingent loans from translation to loans	42	243	7	3	469	764
Changes in models and methodologies	-	-	-	-	-	-
Exchange rate difference	686	303	432	30	383	1,834
Other changes in provisions	-	23	-	-	-	23
Balance as of December 31, 2024	**16,723**	**8,218**	**5,502**	**4,900**	**9,419**	**44,762**

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

k. Concentration of loans by economic activity

The breakdown of loans by economic activity as of March 31, 2025, and December 31, 2024, is as follows:

Composition of economic activity for loans, contingent loan exposure and accrued provision As of March 31, 2025 (In Ch$mn)	Loans and contingent loan exposures			Established provisions		
	Loans		Total	Loans		Total
	Domestic Loans	Foreign loans		Domestic Loans	Foreign loans	
Interbank loans	**14**	**37,996**	**38,010**	**-**	**83**	**83**
Commercial loans						
Agriculture and livestock	579,138	2	**579,140**	27,849	-	**27,849**
Fruticulture	597,151	1,234	**598,385**	41,951	3	**41,954**
Forestry	152,949	-	**152,949**	8,148	-	**8,148**
Fishing	261,773	-	**261,773**	8,430	-	**8,430**
Mining	427,907	-	**427,907**	5,830	-	**5,830**
Oil and natural gas	4,959	-	**4,959**	166	-	**166**
Manufacturing	-	-				
Food, beverages and tobacco	409,430	6	**409,436**	11,539	-	**11,539**
Textile, leather and footwear	85,766	800	**86,566**	4,533	72	**4,605**
Wood and furniture	87,344	-	**87,344**	3,085	-	**3,085**
Pulp, paper and printing	88,145	-	**88,145**	2,720	-	**2,720**
Chemicals and oil products	116,507	-	**116,507**	2,614	-	**2,614**
Metallic, non-metallic, machinery, or other	372,852	-	**372,852**	14,358	-	**14,358**
Other manufacturing	260,041	-	**260,041**	11,472	-	**11,472**
Electricity, gas and water	670,341	-	**670,341**	6,152	-	**6,152**
Housing construction	278,437	-	**278,437**	9,529	-	**9,529**
Non-housing construction (office, civil works)	501,918	2	**501,920**	14,314	-	**14,314**
Wholesale commerce	1,868,029	11,862	**1,879,891**	122,185	76	**122,261**
Retail trade, restaurants and hotels	1,652,745	46	**1,652,791**	76,989	4	**76,993**
Transport and storage	730,811	28,877	**759,688**	23,297	65	**23,362**
Telecommunications	548,778	1	**548,779**	10,061	-	**10,061**
Financial services	599,376	23	**599,399**	5,204	-	**5,204**
Business services	-	-	**-**	-	-	**-**
Real estate services	2,392,844	-	**2,392,844**	59,781	-	**59,781**
Student Loans	-	-	**-**	-	-	**-**
Public administration, defense and police	-	-	**-**	-	-	**-**
Social and other communal services	4,914,182	8,923	**4,923,105**	229,925	32	**229,957**
Personal services	-	-	**-**	-	-	**-**
Subtotal	**17,601,423**	**51,776**	**17,653,199**	**700,132**	**252**	**700,384**
Residential Mortgage loans	**17,542,091**	**4,206**	**17,546,297**	**180,133**	**24**	**180,157**
Consumer loans	**5,859,926**	**1,234**	**5,861,160**	**431,939**	**107**	**432,046**
Contingent loan exposure	**2,770,741**	**31,498**	**2,802,239**	**60,687**	**85**	**60,772**

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2025, and 2024, and as of December 31, 2024

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

Composition of economic activity for loans, contingent loan exposure and accrued provision As of December 31, 2024 (In Ch$mn)	Loans and contingent loan exposures			Established provisions		
	Loans			Loans		
	Domestic Loans	Foreign loans	Total	Domestic Loans	Foreign loans	Total
Interbank loans	**11**	**31,272**	**31,283**	**-**	**25**	**25**
Commercial loans						
Agriculture and livestock	576,262	2	**576,264**	27,289	-	**27,289**
Fruticulture	611,106	1,410	**612,516**	40,441	3	**40,444**
Forestry	152,781	-	**152,781**	8,911	-	**8,911**
Fishing	400,637	-	**400,637**	11,373	-	**11,373**
Mining	467,147	-	**467,147**	6,430	-	**6,430**
Oil and natural gas	11,525	-	**11,525**	128	-	**128**
Manufacturing						
Food, beverages and tobacco	341,358	6	**341,364**	10,192	-	**10,192**
Textile, leather and footwear	79,034	761	**79,795**	5,129	5	**5,134**
Wood and furniture	91,787	-	**91,787**	3,126	-	**3,126**
Pulp, paper and printing	64,583	1	**64,584**	2,660	-	**2,660**
Chemicals and oil products	132,339	-	**132,339**	2,767	-	**2,767**
Metallic, non-metallic, machinery, or other	396,990	-	**396,990**	13,788	-	**13,788**
Other manufacturing	247,623	-	**247,623**	10,789	-	**10,789**
Electricity, gas and water	805,234	-	**805,234**	6,342	-	**6,342**
Housing construction	248,328	-	**248,328**	9,876	-	**9,876**
Non-housing construction (office, civil works)	562,715	6	**562,721**	13,881	2	**13,883**
Wholesale commerce	1,824,444	12,266	**1,836,710**	126,888	77	**126,965**
Retail trade, restaurants and hotels	1,552,812	103	**1,552,915**	74,002	5	**74,007**
Transport and storage	768,850	30,626	**799,476**	25,588	67	**25,655**
Telecommunications	532,256	3	**532,259**	12,050	-	**12,050**
Financial services	612,018	1,011	**613,029**	5,644	43	**5,687**
Business services	-	-	**-**	-	-	**-**
Real estate services	2,369,220	-	**2,369,220**	56,942	-	**56,942**
Student Loans	-	-	**-**	-	-	**-**
Public administration, defense and police	-	-	**-**	-	-	**-**
Social and other communal services	4,916,863	9,047	**4,925,910**	230,908	85	**230,993**
Personal services			**-**			**-**
Subtotal	**17,765,912**	**55,242**	**17,821,154**	**705,144**	**287**	**705,431**
Residential Mortgage loans	**17,559,769**	**-**	**17,559,769**	**161,171**	**-**	**161,171**
Consumer loans	**5,911,638**	**-**	**5,911,638**	**347,719**	**-**	**347,719**
Contingent loan exposure	**2,850,495**	**-**	**2,850,495**	**44,762**	**-**	**44,762**

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2025, and 2024, and as of December 31, 2024

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

l. Residential mortgage loans and their provisions by the range of outstanding loan principal over the value of the mortgage collateral (LTV) and days past due, respectively:

Residential mortgage loans and their provisions as of March 31, 2025, and December 31, 2024, are as follows:

As of March 31, 2025 Loan / Collateral Value (%)	Residential Mortgage loans (Ch$mn)						Provisions established for Residential Mortgage Loans (Ch$mn)					
	Days past due at the end of the period						Days past due at the end of the period					
	0	1 to 29	30 to 59	60 to 89	>= 90	Total	0	1 to 29	30 to 59	60 to 89	>= 90	Total
LTV <= 40%	1,607,694	9,767	49,088	3,513	33,907	1,703,969	3,126	142	1,832	176	4,143	9,419
40% < LTV <= 80%	12,840,486	31,759	544,879	9,511	371,981	13,798,616	38,048	650	22,585	497	77,548	139,328
80% < LTV <= 90%	1,412,232	236	62,530	150	51,938	1,527,086	7,578	47	3,432	31	11,858	22,946
LTV > 90%	483,623	469	18,702	71	13,761	516,626	2,741	30	1,211	7	4,475	8,464
Total	16,344,035	42,231	675,199	13,245	471,587	17,546,297	51,493	869	29,060	711	98,024	180,157

As of December 31, 2024 Loan / Collateral Value (%)	Residential Mortgage loans (Ch$mn)						Provisions established for Residential Mortgage Loans (Ch$mn)					
	Days past due at the end of the period						Days past due at the end of the period					
	0	1 to 29	30 to 59	60 to 89	>= 90	Total	0	1 to 29	30 to 59	60 to 89	>= 90	Total
LTV <= 40%	1,584,145	9,464	31,097	19,828	33,432	1,677,966	2,930	150	908	917	4,243	9,148
40% < LTV <= 80%	13,021,875	33,382	360,329	210,526	358,471	13,984,583	36,828	606	11,485	11,044	65,635	125,598
80% < LTV <= 90%	1,522,287	49	42,591	22,817	47,385	1,635,129	7,630	2	1,491	1,447	10,624	21,194
LTV > 90%	238,819	176	8,207	3,967	10,922	262,091	1,773	24	426	274	2,734	5,231
Total	16,367,126	43,071	442,224	257,138	450,210	17,559,769	49,161	782	14,310	13,682	83,236	161,171

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2025, and 2024, and as of December 31, 2024

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

m. Interbank commercial loans and their provisions established by classification category

The distribution of provisions by classification category for interbank and commercial loans as of March 31, 2025, and December 31, 2024, are as follows:

Distribution of provisions by classification category for interbank and commercial loans as of March 31, 2025 (in Ch$mn)	Interbank loans and commercial loans payable to the bank																							Total	Deductible provision for FOGAPE Covid-19 guarantees
	Assessment																								
	Individual																				Group				
	Normal portfolio							Substandard Portfolio					Impaired portfolio							Total	Normal	Impaired	Total		
	A1	A2	A3	A4	A5	A6	Subtotal	B1	B2	B3	B4	Subtotal	C1	C2	C3	C4	C5	C6	Subtotal		portfolio	Portfolio			
Interbank loans																									
Interbank liquidity loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Commercial interbank loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Current account overdrafts	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Foreign trade loans Chilean exports	14	84	37,912	-	-	-	38,010	-	-	-	-	-	-	-	-	-	-	-	-	38,010	-	-	-	38,010	-
Foreign trade loans Chilean imports	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Foreign trade loans between third countries	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Non-transferable deposits with banks	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other loans with banks	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	**14**	**84**	**37,912**	**-**	**-**	**-**	**38,010**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**38,010**	**-**	**-**	**-**	**38,010**	**-**
Established provisions	**-**	**-**	**83**	**-**	**-**	**-**	**83**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**83**	**-**	**-**	**-**	**83**	**-**
% Established provisions	**—%**	**-**	**0.22%**	**-**	**-**	**-**	**0.22%**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**0.22%**	**-**	**-**	**-**	**0.22%**	**-**

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2025, and 2024, and as of December 31, 2024

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

Distribution of provisions by classification category for interbank and commercial loans as of March 31, 2025 (in Ch$mn)	Interbank loans and commercial loans payable to the bank																											Total	Deductible provision for FOGAPE Covid-19 guarantees
	Assessment																													
	Individual																							Group					
	Normal portfolio							Substandard Portfolio					Impaired portfolio							Total	Normal portfolio	Impaired Portfolio	Total				
	A1	A2	A3	A4	A5	A6	Subtotal	B1	B2	B3	B4	Subtotal	C1	C2	C3	C4	C5	C6	Subtotal								
Commercial loans																													
Commercial loans	-	320,03	1,305,3	1,741,6	1,879,1	1,663,6	6,909,832	629,49	96,688	134,40	92,732	953,317	171,24	128,20	53,082	113,81	83,785	104,65	654,783	8,517,932	4,436,102	478,657	4,914,759	13,432,69	2,100
Foreign trade loans Chilean exports	-	170,42	120,45	356,71	225,03	93,350	965,981	44,965	4,777	5,306	1,474	56,522	217	1,303	718	5,424	6,459	2,861	16,982	1,039,485	12,211	2,208	14,419	1,053,904	-
Foreign trade loans Chilean imports	-	-	207,39	163,72	265,01	129,91	766,050	19,088	11,664	909	-	31,661	285	38	-	855	465	10,070	11,713	809,424	67,632	3,067	70,699	880,123	-
Foreign trade loans between third countries	-	-	-	500	-	799	1,299	-	-	-	-	-	-	-	-	-	-	-	-	1,299	-	-	-	1,299	-
Debtors with current accounts	-	5	15,571	21,025	11,182	11,549	59,332	7,253	309	181	48	7,791	378	186	135	182	224	321	1,426	68,549	31,449	8,244	39,693	108,242	-
Credit card debtors	-	1,003	5,541	12,205	8,146	5,470	32,365	1,290	289	237	158	1,974	174	66	1	70	128	178	617	34,956	106,648	10,612	117,260	152,216	-
Factoring transactions	385	128,98	352,64	195,80	84,428	55,235	817,475	7,892	141	-	65	8,098	8	65	12	409	72	4,530	5,096	830,669	29,209	3,169	32,378	863,047	-
Commercial leasing transactions	1,917	4,672	130,87	205,09	195,50	184,63	722,693	54,427	16,696	18,689	6,908	96,720	24,276	10,070	5,997	3,581	1,929	249	46,102	865,515	165,758	12,630	178,388	1,043,903	975
Student loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	26,911	9,321	36,232	36,232	-
Other loans and receivables	-	893	1,639	1,201	1,148	363	5,244	600	37	33	3	673	197	258	205	188	66	2,612	3,526	9,443	64,824	7,275	72,099	81,542	-
Subtotal	2,302	626,01	2,139,5	2,697,9	2,669,6	2,144,9	10,280,27	765,00	130,60	159,75	101,38	1,156,756	196,78	140,18	60,150	124,52	93,128	125,47	740,245	12,177,27	4,940,744	535,183	5,475,927	17,653,19	3,075
Established provisions	-	931	3,674	21,715	46,460	51,780	124,560	22,146	3,670	7,691	7,463	40,970	3,936	14,019	15,038	49,810	60,533	112,92	256,263	421,793	73,007	202,509	275,516	697,309	3,075
% Established provisions	—%	0.15	0.17%	0.80	1.74	2.41	1.21%	2.89	2.81	4.81	7.36	3.54	2.00	10.00	25.00	40.00	65.00	90.00	34.62	3.46%	1.48	37.84	5.03	3.95%	100.00

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2025, and 2024, and as of December 31, 2024

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

Distribution of provisions by classification category for interbank and commercial loans as of December 31, 2024 (in Ch$mn)	Interbank loans and commercial loans payable to the bank																							Total	Deductible provision for FOGAPE Covid-19 guarantees
	Assessment																								
	Individual																				Group				
	Normal portfolio							Substandard Portfolio					Impaired portfolio							Total	Normal portfolio	Impaired Portfolio	Total		
	A1	A2	A3	A4	A5	A6	Subtotal	B1	B2	B3	B4	Subtotal	C1	C2	C3	C4	C5	C6	Subtotal						
Interbank loans																									
Interbank liquidity loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Commercial interbank loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Current account overdrafts	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Foreign trade loans Chilean exports	23,764	-	7,519	-	-	-	31,283	-	-	-	-	-	-	-	-	-	-	-	-	31,283	-	-	-	31,283	-
Foreign trade loans Chilean imports	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Foreign trade loans between third countries	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Non-transferable deposits with banks	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other loans with banks	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	23,764	-	7,519	-	-	-	31,283	-	-	-	-	-	-	-	-	-	-	-	-	31,283	-	-	-	31,283	-
Established provisions	**9**	**-**	**16**	**-**	**-**	**-**	**25**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**25**	**-**	**-**	**-**	**25**	**-**
% Established provisions	**0.04 %**	**-**	**0.21 %**	**-**	**-**	**-**	**0.08 %**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**0.08 %**	**-**	**-**	**-**	**0.08 %**	**-**

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

Distribution of provisions by classification category for interbank and commercial loans as of December 31, 2024 (in Ch$mn)	Interbank loans and commercial loans payable to the bank																									Total	Deductible provision for FOGAPE Covid-19 guarantees
	Assessment																						Group				
	Individual																										
	Normal portfolio							Substandard Portfolio					Impaired portfolio							Total	Normal portfolio	Impaired Portfolio	Total			
	A1	A2	A3	A4	A5	A6	Subtotal	B1	B2	B3	B4	Subtotal	C1	C2	C3	C4	C5	C6	Subtotal						
Commercial loans																									
Commercial loans	2,469	347,829	1,284,091	1,586,694	1,986,465	1,719,140	6,926,688	641,176	114,575	117,922	90,463	964,136	185,831	124,657	60,861	122,192	88,094	106,308	687,943	8,578,767	4,334,067	456,609	4,790,676	13,369,443	4,295
Foreign trade loans Chilean exports	-	160,427	171,825	314,361	216,624	74,431	937,668	71,011	5,398	5,535	995	82,939	550	-	749	5,651	6,730	5,278	18,958	1,039,565	13,826	1,673	15,499	1,055,064	-
Foreign trade loans Chilean imports	-	-	204,089	168,126	256,269	137,619	766,103	14,264	11,757	-	-	26,021	-	38	-	2,087	483	10,710	13,318	805,442	65,524	2,740	68,264	873,706	-
Foreign trade loans between third countries	-	-	-	392	-	760	1,152	-	-	-	-	-	-	-	-	-	-	-	-	1,152	-	-	-	1,152	-
Debtors with current accounts	-	194	39,249	20,683	12,680	9,008	81,814	6,933	330	172	97	7,532	557	69	175	188	438	412	1,839	91,185	30,718	8,391	39,109	130,294	-
Credit card debtors	-	936	3,280	10,120	8,073	5,161	27,570	1,620	277	150	163	2,210	176	58	3	202	135	228	802	30,582	102,333	10,814	113,147	143,729	-
Factoring transactions	858	141,059	481,641	223,777	86,260	60,134	993,729	13,688	23	1,261	114	15,086	4	65	12	409	89	4,533	5,112	1,013,927	27,947	3,674	31,621	1,045,548	-
Commercial leasing transactions	2,829	5,151	124,959	197,472	223,082	205,987	759,480	56,129	21,003	14,319	6,900	98,351	27,262	10,961	6,355	2,970	2,839	234	50,621	908,452	158,226	10,838	169,064	1,077,516	15
Student loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	28,606	9,640	38,246	38,246	-
Other loans and receivables	-	728	1,673	1,919	1,766	443	6,529	265	77	42	9	393	487	81	175	114	41	5,517	6,415	13,337	65,612	7,507	73,119	86,456	-
Subtotal	6,156	656,324	2,310,807	2,523,544	2,791,219	2,212,683	10,500,733	805,086	153,440	139,401	98,741	1,196,668	214,867	135,929	68,330	133,813	98,849	133,220	785,008	12,482,409	4,826,859	511,886	5,338,745	17,821,154	4,310
Established provisions	1	939	3,932	22,274	46,819	53,485	127,450	21,795	4,059	5,689	6,346	37,889	4,298	13,593	17,082	53,525	64,252	119,898	272,648	437,987	72,871	190,263	263,134	701,121	4,310
% Established provisions	0.02%	0.14	0.17%	0.88	1.68	2.42	1.21%	2.71	2.65	4.08	6.43	3.17	2.00	10.00	25.00	40.00	65.00	90.00	34.73	3.51%	1.51	37.17	4.93	3.93%	100.00

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

n. **Loans and their established provisions by the number of days past due**

Distribution of credit risk by days overdue as of March 31, 2025, and December 31, 2024, is as follows:

Distribution of credit risk by days past due As of March 31, 2025 (Ch$mn)	Loan exposure before provisions						Established provisions								
	Normal portfolio		Substandard Portfolio	Impaired portfolio		Total	Normal portfolio		Substandard Portfolio	Impaired portfolio		Subtotal	Deductible FOGAPE Covid-19 guarantees	Total	Net financial assets
	Assessment		Assessment	Assessment			Assessment		Assessment	Assessment					
	Individual	Group	Individual	Individual	Group		Individual	Group	Individual	Individual	Group				
Interbank loans															
0 days	37,996	-	-	-	-	37,996	83	-	-	-	-	83	-	83	37,913
1 to 29 days	14	-	-	-	-	14	-	-	-	-	-	-	-	-	14
30 to 59 days	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
60 to 89 days	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
> = 90 days	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	38,010	-	-	-	-	38,010	83	-	-	-	-	83	-	83	37,927
Commercial loans															
0 days	10,178,072	4,752,595	1,093,375	295,448	114,774	16,434,264	122,417	51,812	37,511	76,303	39,232	327,275	2,795	330,070	16,104,194
1 to 29 days	95,815	61,002	46,732	25,602	7,689	236,840	2,059	4,318	2,574	7,027	2,754	18,732	71	18,803	218,037
30 to 59 days	6,130	110,239	7,480	22,059	77,083	222,991	78	14,082	431	8,034	28,024	50,649	30	50,679	172,312
60 to 89 days	254	16,908	9,169	7,137	11,782	45,250	6	2,795	454	3,224	4,039	10,518	22	10,540	34,710
> = 90 days	-	-	-	389,999	323,855	713,854	-	-	-	161,675	128,460	290,135	157	290,292	423,562
Subtotal	10,280,271	4,940,744	1,156,756	740,245	535,183	17,653,199	124,560	73,007	40,970	256,263	202,509	697,309	3,075	700,384	16,952,815
Residential Mortgage loans															
0 days	-	16,054,314	-	-	289,395	16,343,709	-	25,924	-	-	25,569	51,493	-	51,493	16,292,216
1 to 29 days	-	34,179	-	-	8,152	42,331	-	175	-	-	694	869	-	869	41,462
30 to 59 days	-	439,374	-	-	235,925	675,299	-	8,365	-	-	20,694	29,059	-	29,059	646,240
60 to 89 days	-	6,069	-	-	7,302	13,371	-	140	-	-	572	712	-	712	12,659
> = 90 days	-	-	-	-	471,587	471,587	-	-	-	-	98,024	98,024	-	98,024	373,563
Subtotal	-	16,533,936	-	-	1,012,361	17,546,297	-	34,604	-	-	145,553	180,157	-	180,157	17,366,140
Consumer loans															
0 days	-	5,310,324	-	-	89,835	5,400,159	-	182,451	-	-	49,305	231,756	-	231,756	5,168,403
1 to 29 days	-	139,256	-	-	25,980	165,236	-	24,825	-	-	14,727	39,552	-	39,552	125,684
30 to 59 days	-	67,803	-	-	28,221	96,024	-	21,509	-	-	16,618	38,127	-	38,127	57,897
60 to 89 days	-	40,542	-	-	30,309	70,851	-	17,456	-	-	18,895	36,351	-	36,351	34,500
> = 90 days	-	-	-	-	128,890	128,890	-	-	-	-	86,260	86,260	-	86,260	42,630
Subtotal	-	5,557,925	-	-	303,235	5,861,160	-	246,241	-	-	185,805	432,046	-	432,046	5,429,114
Total loans	10,318,281	27,032,605	1,156,756	740,245	1,850,779	41,098,666	124,643	353,852	40,970	256,263	533,867	1,309,595	3,075	1,312,670	39,785,996

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2025, and 2024, and as of December 31, 2024

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

Distribution of credit risk by days past due As of December 31, 2024 (Ch$mn)	Loan exposure before provisions						Established provisions						Deductible FOGAPE Covid-19 guarantees	Total	Net financial assets
	Normal portfolio		Substandard Portfolio	Impaired portfolio		Total	Normal portfolio		Substandard Portfolio	Impaired portfolio		Subtotal			
	Assessment		Assessment	Assessment			Assessment		Assessment	Assessment					
	Individual	Group	Individual	Individual	Group		Individual	Group	Individual	Individual	Group				
Interbank loans															
0 days	31,283	-	-	-	-	31,283	25	-	-	-	-	25	-	25	31,258
1 to 29 days	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
30 to 59 days	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
60 to 89 days	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
> = 90 days	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	**31,283**	**-**	**-**	**-**	**-**	**31,283**	**25**	**-**	**-**	**-**	**-**	**25**	**-**	**25**	**31,258**
Commercial loans															
0 days	10,486,791	4,627,303	1,177,452	303,976	101,284	16,696,806	124,362	50,729	36,077	70,100	34,762	316,030	3,973	320,003	16,376,803
1 to 29 days	12,475	73,295	12,224	58,748	7,345	164,087	3,075	4,638	1,593	9,578	2,700	21,584	93	21,677	142,410
30 to 59 days	1,454	84,380	4,080	20,207	35,193	145,314	13	10,178	152	6,050	12,559	28,952	26	28,978	116,336
60 to 89 days	13	41,881	2,912	11,854	46,695	103,355	-	7,326	67	6,596	16,619	30,608	21	30,629	72,726
> = 90 days	-	-	-	390,223	321,369	711,592	-	-	-	180,324	123,623	303,947	197	304,144	407,448
Subtotal	**10,500,733**	**4,826,859**	**1,196,668**	**785,008**	**511,886**	**17,821,154**	**127,450**	**72,871**	**37,889**	**272,648**	**190,263**	**701,121**	**4,310**	**705,431**	**17,115,723**
Residential Mortgage loans															
0 days	-	16,101,309	-	-	265,817	16,367,126	-	24,996	-	-	21,174	46,170	-	46,170	16,320,956
1 to 29 days	-	35,825	-	-	7,246	43,071	-	182	-	-	607	789	-	789	42,282
30 to 59 days	-	343,612	-	-	98,612	442,224	-	5,879	-	-	8,678	14,557	-	14,557	427,667
60 to 89 days	-	136,265	-	-	120,874	257,139	-	3,405	-	-	10,664	14,069	-	14,069	243,070
> = 90 days	-	-	-	-	450,209	450,209	-	-	-	-	85,586	85,586	-	85,586	364,623
Subtotal	**-**	**16,617,011**	**-**	**-**	**942,758**	**17,559,769**	**-**	**34,462**	**-**	**-**	**126,709**	**161,171**	**-**	**161,171**	**17,398,598**
Consumer loans															
0 days	-	5,341,500	-	-	87,677	5,429,177	-	126,580	-	-	41,581	168,161	-	168,161	5,261,016
1 to 29 days	-	159,791	-	-	25,368	185,159	-	21,662	-	-	12,194	33,856	-	33,856	151,303
30 to 59 days	-	67,122	-	-	29,214	96,336	-	12,260	-	-	13,790	26,050	-	26,050	70,286
60 to 89 days	-	38,459	-	-	29,340	67,799	-	7,709	-	-	15,423	23,132	-	23,132	44,667
> = 90 days	-	-	-	-	133,167	133,167	-	-	-	-	96,520	96,520	-	96,520	36,647
Subtotal	**-**	**5,606,872**	**-**	**-**	**304,766**	**5,911,638**	**-**	**168,211**	**-**	**-**	**179,508**	**347,719**	**-**	**347,719**	**5,563,919**
Total loans	**10,532,016**	**27,050,742**	**1,196,668**	**785,008**	**1,759,410**	**41,323,844**	**127,475**	**275,544**	**37,889**	**272,648**	**496,480**	**1,210,036**	**4,310**	**1,214,346**	**40,109,498**

NOTE 14 - INVESTMENTS IN ASSOCIATES AND OTHER COMPANIES

The Interim Consolidated Statements of Financial Position include investments in companies of Ch$61,930 million and Ch$59,785 million, respectively as of March 31, 2025, and December 31, 2024, as follows:

	Institutions Share		Investment Investment Value	
	As of March 31,	As of December 31,	As of March 31,	As of December 31,
	2025	2024	2025	2024
	%	%	Ch$mn	Ch$mn
Companies				
Centro de Compensación Automatizado SA	33.33	33.33	7,159	6,785
Sociedad Interbancaria de Depósito de Valores SA	29.29	29.29	3,029	2,907
Cámara de Compensación de Alto Valor SA	13.72	13.72	1,241	1,194
Administrador Financiero del Transantiago SA	20.00	20.00	2,296	1,434
Servicios de Infraestructura de Mercado OTC SA	12.48	12.48	1,977	1,925
Redbanc SA	33.43	33.43	4,880	4,717
Transbank SA	25.00	25.00	37,656	37,355
Subtotal			**58,238**	**56,317**
Minority investments				
Security Exchanges			3,674	3,451
Other			18	17
Subtotal			**3,692**	**3,468**
Total			**61,930**	**59,785**

The equity investments have been irrevocably designated at fair value through other comprehensive income and are therefore carried at the market value per IFRS 9 Financial Instruments.

1.   Summary of financial information of Associates as of March 31, 2025, and December 31, 2024:

	As of March 31, 2025				As of December 31, 2024			
	Assets	Liabilities	Capital	Profit (loss)	Assets	Liabilities	Capital	Profit (loss)
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Centro de Compensación Automatizado	24,336	3,530	19,714	1,092	23,420	3,628	14,167	5,625
Sociedad Interbancaria de Depósito de Valores SA	10,343	1	10,050	292	9,927	1	8,269	1,657
Cámara de Compensación de Alto Valor SA	10,093	1,385	8,397	311	9,794	1,338	7,489	967
Administrador Financiero del Transantiago SA	65,790	55,353	10,007	430	57,628	47,677	7,164	2,787
Servicios de Infraestructura de Mercado OTC SA	35,682	20,311	14,985	386	15,910	852	13,837	1,221
Redbanc SA	28,026	13,428	14,042	556	29,404	15,293	12,372	1,739
Transbank SA	1,476,606	1,326,963	146,817	2,826	1,503,575	1,354,156	137,956	11,463
Total	**1,650,876**	**1,420,971**	**224,012**	**5,893**	**1,649,658**	**1,422,945**	**201,254**	**25,459**

2.   Restrictions on the ability of the Associates to transfer funds to investors.

There are no significant restrictions on the ability of associates to transfer funds to the Bank in the form of cash dividends or repayment of loans or advances.

NOTE 14 - INVESTMENTS IN ASSOCIATES AND OTHER COMPANIES, continued

3.   The movement in investments in companies is as follows:

	As of March 31,	As of December 31,
	2025	2024
	Ch$mn	Ch$mn
Initial book value	59,785	55,284
Acquisition of investments	-	-
Sale of investments	-	(106)
Participation in income	1,213	8,421
Dividends received	-	(966)
Other equity adjustments (*)	932	(2,848)
Total	**61,930**	**59,785**

(*) This pertains to the market value of the investments in other companies in the country, as specified in the CASB.

4.   The objective evidence indicated in IAS 28 'Investments in Associates and Joint Ventures' has been evaluated, and no impairment of the Bank's investments has been detected.

NOTE 15 - INTANGIBLE ASSETS

The composition of this item as of March 31, 2025, and December 31, 2024, is as follows:

	Opening net balance January 1, 2025	As of March 31, 2025		
		Gross balance	Accumulated amortization	Net balance
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Software or computer programs	88,669	435,549	(354,732)	80,817
Total	**88,669**	**435,549**	**(354,732)**	**80,817**

	Opening net balance January 1, 2024	As of December 31, 2024		
		Gross balance	Accumulated amortization	Net balance
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Software or computer programs	97,551	430,867	(342,198)	88,669
Total	**97,551**	**430,867**	**(342,198)**	**88,669**

The movement in intangible assets during the periods March 31, 2025, and December 31, 2024, is as follows:

i. **Gross balance**

Gross balances	Software Development Computer Programs Ch$mn
Balance as of January 1, 2025	**430,867**
Additions	4,682
Disposals	-
Impairments	-
Other	-
Balance as of March 31, 2025	**435,549**
	—
Balance as of January 1, 2024	**378,800**
Additions	44,559
Disposals	—
Impairments	—
Reclassifications / Other	7,508
Balance as of December 31, 2024	**430,867**

NOTE 15 - INTANGIBLE ASSETS, continued

ii. **Accumulated amortization**

Accumulated amortization	Software Development Computer Programs Ch$mn
Balance as of January 1, 2025	**(342,198)**
amortization for the year	(12,533)
Withdrawals/disposals	-
Impairment	-
Reclassifications / Other	(1)
Balance as of March 31, 2025	**(354,732)**
Balance as of January 1, 2024	**(281,249)**
amortization for the year	(52,982)
Withdrawals/disposals	-
Impairments	-
Reclassifications / Other	(7,967)
Balance as of December 31, 2024	**(342,198)**

The Bank has no restrictions on intangibles as of March 31, 2025, and December 31, 2024. Additionally, no intangibles have been pledged as collateral for the fulfillment of obligations. Furthermore, there are no amounts payable for intangibles by the Bank as of the same dates

NOTE 16 - FIXED ASSETS

The composition of the items as of March 31, 2025, and December 31, 2024 , is as follows:

	Opening net balance January 1, 2025	As of March 31, 2025		
		Gross balance	Accumulated depreciation	Net balance
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Buildings	88,358	185,962	(100,030)	85,932
Land	14,021	14,021	-	14,021
Equipment	69,760	388,807	(309,069)	79,738
Other	25,953	101,885	(76,995)	24,890
Total	**198,092**	**690,675**	**(486,094)**	**204,581**

	Opening net balance January 1, 2024	As of December 31, 2024		
		Gross balance	Accumulated depreciation	Net balance
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Buildings	92,537	185,969	(97,611)	88,358
Land	14,632	14,021	-	14,021
Equipment	66,356	369,778	(300,018)	69,760
Other	25,219	102,322	(76,369)	25,953
Total	**198,744**	**672,090**	**(473,998)**	**198,092**

The movement in fixed assets on March 31, 2025, and December 31, 2024, is as follows:

i. **Gross balance**

2025	Buildings	Land	Equipment	Other	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Balance as of January 1, 2025	**185,969**	**14,021**	**369,778**	**102,322**	**672,090**
Additions	2	-	18,700	25	18,727
Other changes	-	-	(182)	(240)	(422)
Reclassifications / Other	(9)	-	511	(222)	280
Balance as of March 31, 2025	**185,962**	**14,021**	**388,807**	**101,885**	**690,675**

2024	Buildings	Land	Equipment	Other	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Balance as of January 1, 2024	**181,969**	**14,632**	**341,688**	**101,082**	**639,371**
Additions	9,135	-	29,404	7,242	45,781
Other changes	(1,615)	(493)	(10,446)	(4,389)	(16,943)
Reclassifications / Other	(3,520)	(118)	9,132	(1,613)	3,881
Balance as of December 31, 2024	**185,969**	**14,021**	**369,778**	**102,322**	**672,090**

NOTE 16 - FIXED ASSETS, continued

ii. **Accumulated depreciation**

2025	Buildings Ch$mn	Land Ch$mn	Equipment Ch$mn	Other Ch$mn	Total Ch$mn
Balance as of January 1, 2025	(97,611)	—	(300,018)	(76,369)	(473,998)
Depreciation charges for the period	(2,419)	-	(9,147)	(866)	(12,432)
Disposals and sales for the period	-	-	101	240	341
Reclassifications / Other	-	-	(5)	-	(5)
Balance as of March 31, 2025	(100,030)	-	(309,069)	(76,995)	(486,094)

2024	Buildings Ch$mn	Land Ch$mn	Equipment Ch$mn	Other Ch$mn	Total Ch$mn
Balance as of January 1, 2024	(89,432)	—	(275,332)	(75,863)	(440,627)
Depreciation charges for the year	(7,973)	-	(35,154)	(5,153)	(48,280)
Disposals and sales for the year	1,114	-	9,072	4,640	14,826
Reclassifications / Other	(1,320)	-	1,396	7	83
Balance as of December 31, 2024	(97,611)	-	(300,018)	(76,369)	(473,998)

The Bank has no restrictions on fixed assets as of March 31, 2025, and December 31, 2024. Additionally, no fixed assets have been pledged as collateral for the fulfillment of obligations. Furthermore, there are no amounts payable for fixed assets by the Bank as of the same dates

NOTE 17 - RIGHT OF USE ASSETS AND LEASE CONTRACTS OBLIGATIONS

The composition of the right-to-use lease assets as of March 31, 2025, and December 31, 2024, is as follows:

	As of March 31, 2025			
	Opening net balance January 1, 2025	Gross balance	Accumulated depreciation	Net balance
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Buildings	60,792	179,626	(128,752)	50,874
Improvements to leased properties	53,754	140,492	(90,501)	49,991
Total	**114,546**	**320,118**	**(219,253)**	**100,865**

	As of December 31, 2024			
	Opening net balancev January 1, 2024	Gross balance	Accumulated depreciation	Net balance
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Buildings	100,449	189,234	(128,442)	60,792
Improvements to leased properties	53,079	141,637	(87,883)	53,754
Total	**153,528**	**330,871**	**(216,325)**	**114,546**

1. The movement in the right-to-use lease assets as of March 31, 2025, and December 31, 2024, is as follows:

i. **Gross balance**

2025	Buildings	Improvements to leased properties	Total
	Ch$mn	Ch$mn	Ch$mn
Balance as of January 1, 2025	**189,234**	**141,637**	**330,871**
Additions	2,347	166	2,513
Disposals	(11,955)	(1,015)	(12,970)
Impairment	-	-	-
Reclassifications / Other	-	(296)	(296)
Balance as of March 31, 2025	**179,626**	**140,492**	**320,118**

2024	Buildings	Improvements to leased properties	Total
	Ch$mn	Ch$mn	Ch$mn
Balance as of January 1, 2024	**215,411**	**136,911**	**352,322**
Additions	8,507	17,380	25,887
Disposals	(35,049)	(7,352)	(42,401)
Impairment	-	(1,041)	(1,041)
Reclassifications / Other	365	(4,261)	(3,896)
Balance as of December 31, 2024	**189,234**	**141,637**	**330,871**

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2025, and 2024, and as of December 31, 2024

NOTE 17 – RIGHT OF USE ASSETS AND LEASE CONTRACTS OBLIGATIONS, continued

ii. **Accumulated depreciation**

2025	Buildings	Leasehold improvements	Total
	Ch$mn	Ch$mn	Ch$mn
Balance as of January 1, 2025	**(128,442)**	**(87,883)**	**(216,325)**
Depreciation charges for the period	(6,578)	(3,633)	(10,211)
Disposals and sales for the period	6,268	1,015	7,283
Reclassifications / Other	-	-	-
Balance as of March 31, 2025	**(128,752)**	**(90,501)**	**(219,253)**

2024	Buildings	Leasehold improvements	Total
	Ch$mn	Ch$mn	Ch$mn
Balance as of January 1, 2024	**(114,962)**	**(83,832)**	**(198,794)**
Depreciation charges for the period	(27,812)	(12,361)	(40,173)
Disposals and sales for the period	14,520	8,329	22,849
Reclassifications / Other	(188)	(19)	(207)
Balance as of December 31, 2024	**(128,442)**	**(87,883)**	**(216,325)**

2. Obligations under leasing contracts

As of March 31, 2025, and December 31, 2024 , the lease obligations are as follows:

	As of March 31,	As of December 31,
	2025	2024
	Ch$mn	Ch$mn
Obligations under leasing contracts	57,619	66,882
Total	**57,619**	**66,882**

3. Expenditure related to assets held under leasing contracts:

	As of March 31,	
	2025	2024
	Ch$mn	Ch$mn
Depreciation	10,211	10,020
Interests	2,277	1,613
Short-term leasing	2,847	5,105
Other expenses for obligations under lease contracts	10	12
Total	**15,345**	**16,750**

NOTE 17 - RIGHT OF USE ASSETS AND LEASE CONTRACTS OBLIGATIONS, continued

4. As of March 31, 2025, and December 31, 2024, the maturity of lease obligations, according to their contractual maturity, is as follows:

	As of March 31,	As of December 31,
	2025	2024
	Ch$mn	Ch$mn
Due within 1 year	9,140	12,685
Due after 1 to 2 years	12,434	13,483
Due after 2 to 3 years	8,919	10,727
Due after 3 to 4 years	7,535	8,361
Due after 4 to 5 years	6,567	7,222
Due after 5 years	13,024	14,404
Total	**57,619**	**66,882**

5. Operating Leases - Lessor

As of March 31, 2025, and December 31, 2024, the future minimum rents to be received from non-cancellable operating leases are as follows:

	As of March 31,	As of December 31,
	2025	2024
	Ch$mn	Ch$mn
Due within 1 year	1,499	1,246
Due after 1 to 2 years	1,999	2,031
Due after 2 to 3 years	1,175	1,134
Due after 3 to 4 years	958	870
Due after 4 to 5 years	857	765
Due after 5 years	3,140	3,293
Total	**9,628**	**9,339**

6. As of March 31, 2025, and December 31, 2024 , the Bank has no financial lease contracts that cannot be unilaterally terminated.

7. The Bank has no restrictions on right of use assets as of March 31, 2025, and December 31, 2024. Additionally, no right of use assets have been pledged as collateral for the fulfillment of obligations. Furthermore, there are no amounts payable for right of use assets by the Bank as of the same dates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2025, and 2024, and as of December 31, 2024

NOTE 18 - CURRENT AND DEFERRED TAXES

1.   Current taxes

As of March 31, 2025, and December 31, 2024, the Bank has set up a first-category income tax provision based on the tax provisions in force. This provision is presented net of payments and credits as follows:

	As of March 31,	As of December 31,
	2025	2024
	Ch$mn	Ch$mn
Breakdown of current tax liabilities (assets)		
Current taxes (assets)	(79)	(60)
Current tax liabilities	56,626	48,548
Total net taxes payable (recoverable)	**56,547**	**48,488**
Details of current tax liabilities (assets) (net)		
Income tax (27%)	300,428	241,640
Minus:		
Monthly provisional payments	(242,184)	(191,294)
Credit for training expenses	(2,263)	(2,263)
Credits for donations	(465)	(465)
Other	1,031	870
Total taxes payable (recoverable)	**56,547**	**48,488**

2.   Results from taxes

The tax expense presented in the Income Statement for the periods from January 1 to March 31, 2025, and 2024, is composed of the following items:

		As of March 31,	
		2025	2024
		Ch$mn	Ch$mn
Income tax expense			
Current year tax		58,789	26,951
Deferred tax credits (charges)			
Origination and reversal of temporary differences		(6,158)	8,453
	Subtotal	52,631	35,404
Tax on rejected expenses Article N°21		171	109
Other		(5)	(8)
Net income tax expense		**52,797**	**35,505**

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2025, and 2024, and as of December 31, 2024

NOTE 18 - CURRENT AND DEFERRED TAXES, continued

3.   **Reconciliation of the effective tax rate**

The reconciliation between the income tax rate and the effective tax rate applied in determining the tax expense as of March 31, 2025, and 2024, is shown below.

	As of March 31,			
	2025		2024	
	Tax Rate	Amount	Tax Rate	Amount
	%	Ch$mn	%	Ch$mn
Tax calculated on the profit before taxes	27.00	90,326	27.00	42,808
Permanent differences (*)	(12.53)	(41,925)	(9.63)	(15,276)
Single tax (disallowed expenditure)	0.05	171	0.07	109
Other	1.26	4,225	4.96	7,864
Effective rate and income tax expense	**15.78**	**52,797**	**22.40**	**35,505**

(*) Corresponds mainly to permanent differences arising from the Price-Level Restatement of Equity in tax books and the result from the sale of bonds under Article 104 of the Income Tax Law (LIR).

4.   **Effect of deferred taxes on equity**

The following is a summary of the effect of deferred tax on equity, separately showing the balances corresponding to assets and liabilities for the periods ended March 31, 2025, and December 31, 2024:

| | As of March 31, | As of December 31, |
| | 2025 | 2024 |
	Ch$mn	Ch$mn
Deferred tax assets (OCI)		
Financial investment instruments	18,089	19,158
Cash flow hedges	20,562	21,006
Total deferred tax assets with effect in others comprehensive income	**38,651**	**40,164**
Deferred tax liabilities		
Financial investment instruments	(1,088)	(1,025)
Cash flow hedges	-	—
Total deferred tax liabilities with effect on others comprehensive income	**(1,088)**	**(1,025)**
Net deferred tax balances in equity	**37,563**	**39,139**
Deferred taxes in equity attributable to equity holders of the bank	38,099	39,639
Deferred tax in equity attributable to non-controlling interests	(536)	(500)

NOTE 18 - CURRENT AND DEFERRED TAXES, continued

5.   **Effect of deferred taxes on income**

As of March 31, 2025, and December 31, 2024, , the Bank has recorded the effects of deferred taxes in its Interim Consolidated Financial Statements.

Below are the effects of deferred taxes on assets, liabilities and results allocated due to temporary differences:

	As of March 31,	As of December 31,
	2025	2024
	Ch$mn	Ch$mn
Deferred tax assets		
Interest and readjustments	24,393	22,854
Extraordinary charge-off	45,810	43,585
Assets received in lieu of payment	6,857	5,106
Valuation of fixed assets	5,545	5,222
Provision for loan losses	346,234	339,186
Provision for expenses	68,213	81,310
Derivatives	300	290
Leased assets	69,935	75,092
Subsidiaries tax loss	173	608
Right-of-use assets	15,557	18,058
Other	2,086	-
Total deferred tax assets	**585,103**	**591,311**
Deferred tax liabilities		
Valuation of investments	(10,685)	(9,612)
Anticipated expenses	(30,963)	(29,799)
Valuation provision	-	-
Derivatives	(87,429)	(94,003)
Lease obligations	(14,217)	(16,903)
Exchange rate adjustments	-	(6,093)
Other	(14,136)	(14,063)
Total deferred tax liabilities	**(158,107)**	**(170,473)**

6.   **Breakdown of deferred taxes**

Below is a breakdown of deferred taxes, considering their effect on equity and results.

	As of March 31,	As of December 31,
	2025	2024
	Ch$mn	Ch$mn
Deferred tax assets		
With an effect on other comprehensive income	38,651	40,164
With an effect on income	585,103	591,311
Total deferred tax assets	**623,754**	**631,475**
Deferred tax liabilities		
With an effect on other comprehensive income	(1,088)	(1,025)
With an effect on income	(158,107)	(170,473)
Total deferred tax liabilities	**(159,195)**	**(171,498)**

NOTE 18 - CURRENT AND DEFERRED TAXES, continued

7. Presentation of taxes in the financial statements

At the date of these Interim Consolidated Financial Statements, taxes are presented as follows:

Deferred taxes	As of March 31, 2025 Ch$mn	As of December 31, 2024 Ch$mn
Deferred tax assets before reclassifying	623,754	631,475
Reclassifying (netting)	(159,195)	(171,498)
Deferred tax asset after reclassifying	**464,559**	**459,977**
Deferred tax liabilities before reclassifying	(159,195)	(171,498)
Reclassifying (netting)	159,195	171,498
Deferred tax liabilities after reclassifying	**—**	**—**

Current taxes	As of March 31, 2025 Ch$mn	As of December 31, 2024 Ch$mn
Current tax asset before reclassifying	245,007	194,118
Reclassifying (netting)	(244,928)	(194,058)
Current tax asset after reclassifying	**79**	**60**
Current tax liabilities before reclassifying	(301,554)	(242,606)
Reclassifying (netting)	244,928	194,058
Current tax liabilities after reclassifying	**(56,626)**	**(48,548)**

8. Complementary information related to Circular No 47 (2009) issued by the Internal Tax Service and the FMC

For the purposes of disclosure and substantiation of provisions and write-offs, banks must include in the tax note of their Interim Consolidated Financial Statements a detailed account of the movements and effects generated by the application of Article 31, No. 4 of the Income Tax Law (LIR), as established in the document annexed to the joint circular.

i. Loans and receivables

	As of March 31, 2025				As of December 31, 2024			
		Assets at tax value				Assets at tax value		
			Overdue portfolio				Overdue portfolio	
	Assets at financial value	Total	With collateral	Without collateral	Assets at financial value	Total	With collateral	Without collateral
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Interbank loans	38,010	38,010	-	-	31,283	31,283	-	-
Commercial loans	15,746,249	15,807,083	348,771	185,767	15,698,090	15,756,448	326,671	196,561
Consumer loans	5,859,801	5,968,688	4,842	41,636	5,910,025	6,019,429	4,241	40,543
Mortgage loans	17,546,297	17,588,872	156,514	991	17,559,769	17,597,870	142,925	1,288
Total	**39,190,357**	**39,402,653**	**510,127**	**228,394**	**39,199,167**	**39,405,030**	**473,837**	**238,392**

NOTE 18 - CURRENT AND DEFERRED TAXES, continued

ii.   Provision on the overdue portfolio without collateral

	Balance as of 01-01-2025	Charge-offs against provision	Established provisions	Released provisions	Balance as of 31-03-2025
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Commercial loans	196,561	(98,975)	369,970	(281,789)	185,767
Consumer loans	40,543	(154,355)	188,475	(33,027)	41,636
Mortgage loans	1,289	(10,604)	45,695	(35,389)	991
Total	**238,393**	**(263,934)**	**604,140**	**(350,205)**	**228,394**

	Balance as of 01-01-2024	Charge-offs against provision	Established provisions	Released provisions	Balance as of 31-12-2024
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Commercial loans	196,113	(98,867)	379,074	(279,759)	196,561
Consumer loans	40,513	(154,985)	187,971	(32,956)	40,543
Mortgage loans	740	(10,756)	45,395	(34,090)	1,289
Total	**237,366**	**(264,608)**	**612,440**	**(346,805)**	**238,393**

iii.   Direct charge-offs and recoveries

	As of March 31,	As of December 31,
	2025	2024
	Ch$mn	Ch$mn
Direct Charge-offs Art 31 No 4, paragraph III	(9,529)	(8,119)
Condonations that originated liberation of provisions	-	-
Recoveries or renegotiations of impaired loans	45,792	147,625
Total	**36,263**	**139,506**

iv.   Application of Article 31 No 4 paragraphs I. and IV.

	As of March 31,	As of December 31,
	2025	2024
	Ch$mn	Ch$mn
Charge-offs under paragraph I	-	-
Charge-offs under paragraph IV	(549)	(1,739)
Total	**(549)**	**(1,739)**

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2025, and 2024, and as of December 31, 2024

NOTE 19 - OTHER ASSETS

The composition of the item 'Other Assets' as of March 31, 2025, and December 31, 2024, is as follows:

	As of March 31,	As of December 31,
	2025	2024
	Ch$mn	Ch$mn
Other assets		
Assets to be leased out as lessor (1)	16,368	43,095
Cash guarantees provided for derivative financial transactions (2)	1,891,104	1,847,101
Debtors by financial instrument intermediation	58,193	18,622
Accounts receivable from third parties	209,132	209,710
VAT tax credit receivable	14,015	15,305
Pre-paid expenses (3)	64,250	84,311
Valuation adjustments for macro hedges (4)	152,552	155,587
Assets backing obligations of defined benefit pension plans	982	969
Investments in gold	1,251	1,121
Other cash guarantees provided (5)	19,829	19,908
Pending operations	14,789	27,009
Other assets	182,111	113,037
Total	**2,624,576**	**2,535,775**

(1) These correspond to assets available to be delivered under financial leasing arrangements.

(2) These are guarantees associated with certain derivative contracts. These guarantees are triggered when the valuation of derivatives exceeds thresholds defined in the respective contracts and may work in favor of or against the Bank.

(3) This category includes prepaid expenses related to the Santander LATAM Pass program. These expenses will naturally be consumed as customers use the Bank's transactional products, leading to the assignment of the respective LATAM Pass miles (a loyalty program managed by LATAM Airlines Group S.A.).

(4) This corresponds to the balances of market value valuation of net assets or liabilities subject to macro hedging (Note No. 12).

(5) These are cash guarantees with the clearinghouse for low-value payments, which came into effect starting in 2024.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2025, and 2024, and as of December 31, 2024

NOTE 20 – NON-CURRENT ASSETS AND DISPOSAL GROUPS HELD FOR SALE AND LIABILITIES INCLUDED IN DISPOSAL GROUPS HELD FOR SALE

The composition of the category "non-current assets and disposal group held for sale" and "liabilities included in disposal groups held for sale" March 31, 2025, and December 31, 2024, is as follows:

	As of March 31,	As of December 31,
	2025	2024
	Ch$mn	Ch$mn
Assets received in payment or awarded in a judicial auction (1)		
Assets received in lieu of payment	15,148	17,895
Assets awarded in a judicial auction	35,063	32,788
Provisions for assets received in lieu of payment or awarded in a judicial auction	(3,344)	(3,766)
Non-current assets held for sale		
Assets from the recovery of goods sold under financial leasing operations	3,579	3,297
Disposable groups for sale	–	–
Total	**50,446**	**50,214**

(1) Assets received in payment are those received in place of overdue debts from customers. The aggregate assets held in this way must not exceed 20% of the Bank's regulatory capital. Currently, these assets represent 0.22% (0.24% as of December 31, 2023) of the Bank's regulatory capital. Assets awarded in a judicial auction correspond to those awarded in judicial auctions as repayment of debts previously contracted with the Bank. Assets awarded in a judicial auction are not subject to the aforementioned margin. These immovable properties are assets available for sale. For most assets, the sale is expected to be completed within one year from the asset's reception or acquisition. If such property is not sold within the time frame established in bank regulations, it must be written off. Furthermore, a provision is recorded for the difference between the higher initial award value plus any additions and its appraisal value.

NOTE 21 - FINANCIAL LIABILITIES HELD FOR TRADING AT FAIR VALUE THROUGH PROFIT OR LOSS

Financial liabilities at fair value through profit or loss comprise the liabilities held for trading. They are classified in this category because they are acquired to sell in the short term.

Financial liabilities held for trading and derivatives that are financial liabilities are measured at fair value, in which gains and losses are taken to the income statement.

As of March 31, 2025, and December 31, 2024, the Bank holds the following portfolio of financial liabilities held for trading at fair value through profit or loss:

Fair value - Liabilities	As of March 31, 2025 Ch$mn	As of December 31, 2024 Ch$mn
Financial derivatives contracts		
Forwards	1,311,045	1,151,921
Swaps	9,554,722	10,995,608
Call options	5,679	5,530
Put options	1,627	1,965
Future	-	-
Other	-	-
Subtotal	**10,873,073**	**12,155,024**
Other financial instruments		
Deposits and other demand liabilities	-	-
Time deposits and other term equivalents	-	-
Issued debt instruments	-	-
Other derivatives	-	-
Subtotal	**-**	**-**
Total	**10,873,073**	**12,155,024**

Banco Santander presents financial liabilities for trading at fair value through profit or loss corresponding to financial derivative contracts, mainly forwards and swaps, which hedge the exchange rate and interest rate risk related to future obligations.

NOTE 21 - FINANCIAL LIABILITIES HELD FOR TRADING AT FAIR VALUE THROUGH PROFIT OR LOSS,continued

The following is a breakdown of the financial derivatives contracted by the Bank as of March 31, 2025, and December 31, 2024, their fair value and the breakdown by the maturity of the notional or contractual values:

	As of March 31, 2025								
	Notionals								
	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total	Fair value
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Financial derivatives contracts									
Currency forwards	-	23,372,781	10,975,606	28,644,928	8,157,543	1,495,240	1,548,828	74,194,926	1,311,045
Interest rate swaps	-	2,453,310	8,010,820	19,784,940	18,744,508	9,764,511	18,073,543	76,831,632	1,331,369
Currency and interest rate swaps	-	1,494,308	1,999,920	10,594,749	19,953,237	11,590,351	21,290,277	66,922,842	8,223,353
Currency call options	-	294,495	106,971	48,684	360	-	-	450,510	5,679
Call interest rate options	-	-	-	-	-	-	-	-	-
Put currency options	-	63,373	73,855	121,164	8,779	-	-	267,171	1,627
Put interest rate options	-	-	-	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-	-	-	-
Total	-	**27,678,267**	**21,167,172**	**59,194,465**	**46,864,427**	**22,850,102**	**40,912,648**	**218,667,081**	**10,873,073**

	As of December 31, 2024								
	Notionals								
	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total	Fair value
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Financial derivatives contracts									
Currency forwards	-	11,564,755	9,439,120	14,191,034	10,403,238	1,680,685	1,598,835	48,877,667	1,151,921
Interest rate swaps	-	16,536,773	12,505,389	16,690,413	18,464,156	9,887,330	16,615,159	90,699,220	1,565,539
Currency and interest rate swaps	-	1,325,472	2,195,962	8,993,722	19,955,223	11,501,296	19,704,815	63,676,490	9,430,069
Currency call options	-	81,510	143,946	58,826	-	-	-	284,282	5,530
Call interest rate options	-	-	-	-	-	-	-	-	-
Put currency options	-	248,733	106,519	138,505	8,921	-	-	502,678	1,965
Put interest rate options	-	-	-	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-	-	-	-
Total	-	**29,757,243**	**24,390,936**	**40,072,500**	**48,831,538**	**23,069,311**	**37,918,809**	**204,040,337**	**12,155,024**

NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST

As of March 31, 2025, and December 31, 2024, the composition of financial liabilities at amortized cost is as follows:

		As of March 31,	As of December 31,
		2025	**2024**
		Ch$mn	Ch$mn
Deposits and other demand liabilities			
Current accounts		11,225,212	11,898,457
Demand deposit accounts		447,322	450,202
Other demand deposits		412,583	430,519
Obligations for payment card provision accounts		30,725	35,196
Other liabilities on demand		1,185,891	1,446,235
	Subtotal	**13,301,733**	**14,260,609**
Time deposits and other term equivalents			
Time deposits		17,063,126	16,867,607
Term savings accounts		233,582	221,973
Other term credit balances		9,274	9,045
	Subtotal	**17,305,982**	**17,098,625**
Obligations under repurchase and securities lending agreements			
Transactions with domestic banks		975,520	-
Transactions with foreign banks		-	-
Transactions with other entities in the country		237,249	276,588
Transactions with other entities abroad		-	-
	Subtotal	**1,212,769**	**276,588**
Interbank borrowing			
Banks in the country		242,031	52,311
Foreign banks		3,889,012	4,285,636
Central Bank of Chile		-	-
	Subtotal	**4,131,043**	**4,337,947**
Debt financial instruments issued			
Letters of Credit		80	220
Senior bonds		7,587,092	8,067,274
Mortgage bonds		62,117	65,781
	Subtotal	**7,649,289**	**8,133,275**
Other financial liabilities			
Other financial obligations to the public sector		-	-
Other financial obligations in the country		204,106	200,337
Other financial obligations abroad		24	204
	Subtotal	**204,130**	**200,541**
Total		**43,804,946**	**44,307,585**

NOTE 22 – FINANCIAL LIABILITIES AT AMORTISED COST, continued

1.   Obligations under repurchase and securities lending agreements

As of March 31, 2025, and December 31, 2024 , the obligations associated with the instruments sold under repurchase agreements are as follows:

	As of March 31, 2025				As of December 31, 2024			
	Demand	Up to 1 month	More than 1 month up to 3 months	Total	Demand	Up to 1 month	More than 1 month up to 3 months	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Transactions with domestic banks								
Repurchase agreements with other banks	-	975,520	-	975,520	-	-	-	-
Repurchase agreements with the Central Bank of Chile	-	-	-	-	-	-	-	-
Securities lending obligations	-	-	-	-	-	-	-	-
Subtotal	-	975,520	-	975,520	-	-	-	-
Transactions with foreign banks								
Repurchase agreements with other banks	-	-	-	-	-	-	-	-
Repurchase agreements with foreign central banks	-	-	-	-	-	-	-	-
Securities lending obligations	-	-	-	-	-	-	-	-
Subtotal	-	-	-	-	-	-	-	-
Transactions with other entities in the country								
Repurchase agreements	-	237,249	-	237,249	-	276,588	-	276,588
Securities lending obligations	-	-	-	-	-	-	-	-
Subtotal	-	237,249	-	237,249	-	276,588	-	276,588
Transactions with other entities abroad								
Repurchase agreements	-	-	-	-	-	-	-	-
Securities lending obligations	-	-	-	-	-	-	-	-
Subtotal	-	-	-	-	-	-	-	-
Total	-	1,212,769	-	1,212,769	-	276,588	-	276,588

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2025, and 2024, and as of December 31, 2024

NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST, continued

2. **Interbank borrowing**

As of March 31, 2025, and December 31, 2024, the composition of the item 'Interbank Borrowings' inf the Interim Consolidated Financial   Statements   is   as   follows:

		As of March 31,	As of December 31,
		2025 Ch$mn	**2024** Ch$mn
Loans obtained from financial institutions and the Central Bank of Chile			
Other liabilities with Chilean Central Bank		-	-
	Subtotal	-	-
Loans from domestic financial institutions			
Commercial interbank loans		**242,031**	**52,311**
	Subtotal	**242,031**	**52,311**
Loans from foreign financial institutions			
State Bank Of India		706,612	776,749
Hong Kong and Shanghai Banking		431,626	397,288
Wells Fargo Bank NA		377,800	538,546
Citibank N.A.		291,582	385,461
International Finance Corporate		287,940	296,139
Sumitomo Mitsui Banking Corporation		241,307	249,618
Bank of America		236,239	179,688
Commerzbank Ag		163,482	151,921
Standard Chartered Bank		160,517	161,666
Banco Bilbao Vizcaya Argentaria		147,167	150,848
The Bank Of New York Mellon		128,449	220,051
Caixabank Sa		124,395	127,882
Zurcher Kantonalbank		118,752	148,656
Saudi National Bank		100,355	103,009
Corporacion Andina De Fomento		96,624	101,000
Banco Santander Hong Kong		70,191	55,982
Bnp Paribas Sa		49,867	51,235
Jpmorgan Chase Bank National A		47,863	52,224
Lloyds Bank Plc		28,856	30,087
Abanca Corporacion Bancaria S.A.		24,650	25,351
Bank Of Baroda		19,142	19,900
Dz Bank Ag Deutsche Zentralgen		14,491	14,918
Instituto De Credito Oficial		5,363	5,519
Industrial And Commercial Bank		3,943	471
Banco Santander Singapur		3,003	29,132
Agricultural Bank Of China		2,796	3,034
Mizuho, Ltd. Japon-Japon		1,338	-
Bank Of China		1,119	1,738
Banco De La Provincia De Bueno		539	865
Korea Exchange Bank		431	171
Credit Agricole Italia S.P.A		389	-
Unicredito Spa		338	-
Kbc Bank Nv		215	274
Wachovia Bank Na		191	163
Taiwan Cooperative Bank Ltd		190	-
China Construction Bank		148	75
Bank For Investment And Devel		126	134
Skandinaviska Enskilda Banken Stockholm		112	-
Banco Santander Central Hispano		110	209

NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST

b.   Interbank Borrowing, continued

	As of March 31,	As of December 31,
	2025 **Ch$mn**	**2024** **Ch$mn**
Continued...		
The Industrial And Commercial	108	152
Industrial Bank Of Korea	103	-
Bper Banca S.P.A.	91	-
Bank Of Communications,Co. Ltd	91	157
Icici Bank Limited	70	28
Hua Nan Commercial Bank, Ltd.	69	71
Shinhan Bank	57	139
Industrial Bank Co.,Ltd. (Han	54	-
Rhb Bank Berhad	46	-
Deutsche Bank Ag	40	18
Kotak Mahindra Bank Limited	25	-
Dresdner Bank Frankfurt	-	3,243
Mufg Bank, Ltd.	-	460
Cassa Di Risparmio Di Parma E	-	414
China Merchants Bank	-	300
Itau Unibanco S/A	-	262
Turkiye Garanti Bankasi	-	187
Finansbank A.S.	-	90
Arab Bank Plc	-	40
Intesa Sanpaolo Spa	-	30
National Bank Of Greece S.A. ,	-	21
Unicredit Bulbank Ad	-	18
Santander Madrid Rrhh Convenio Social	-	2
	-	-
	-	-
Subtotal	**3,889,012**	**4,285,636**
Total	**3,889,012**	**4,285,636**

NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST, continued

2.1 Obligations to the Central Bank of Chile

The Central Bank of Chile provided the Conditional Credit Facility for Increased Lending (FCIC) and a Liquidity Credit Line (LCL) so that banks could offer credit financing to households and businesses during the economic crisis caused by the pandemic. These facilities expired in April and July of 2024.

2.2   Loans from domestic financial institutions

The maturity of these obligations is as follows:

	As of March 31,	As of December 31,
	2025	2024
	Ch$mn	Ch$mn
Due within 1 year	242,031	12,311
Due after 1 to 2 years	-	40,000
Due after 2 to 3 years	-	-
Due after 3 to 4 years	-	-
Due after 5 years	-	-
Total loans from domestic financial institutions	**242,031**	**52,311**

2.3 Obligations abroad

	As of March 31,	As of December 31,
	2025	2024
	Ch$mn	Ch$mn
Due within 1 year	2,984,191	3,353,155
Due after 1 to 2 years	611,471	630,918
Due after 2 to 3 years	192,354	197,765
Due after 3 to 4 years	-	-
Due after 4 to 5 years	95,633	-
Due after 5 years	5,363	103,798
Total loans from foreign financial institutions	**3,889,012**	**4,285,636**

NOTE 22 – FINANCIAL LIABILITIES AT AMORTISED COST, continued

3. **Debt Financial Instruments Issued and Other Financial Obligations**

Debts classified as short-term constitute obligations on demand, or that will mature in one year or less. All other debts are classified as long-term. The details are as follows:

	As of March 31, 2025			As of December 31, 2024		
	Short-term	Long-term	Total	Short-term	Long-term	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Letters of credit	77	3	80	213	7	220
Senior bonds	2,343,456	5,243,636	7,587,092	2,646,294	5,420,980	8,067,274
Mortgage bonds	-	62,117	62,117	-	65,781	65,781
Issued debt instruments	**2,343,533**	**5,305,756**	**7,649,289**	**2,646,507**	**5,486,768**	**8,133,275**
Other financial liabilities	**204,130**	**-**	**204,130**	**200,541**	**-**	**200,541**
Total	**2,547,663**	**5,305,756**	**7,853,419**	**2,847,048**	**5,486,768**	**8,333,816**

3.1 Mortgage finance bonds

These bills are used to finance mortgage loans. The principal amounts of these are amortized quarterly. These bills are indexed to the UF and yield an interest rate of 5.15% as of March 31, 2025 (5.18% as of December 31, 2024).

	As of March 31,	As of December 31,
	2025	2024
	Ch$mn	Ch$mn
Due within 1 year	77	213
Due after 1 to 2 years	3	7
Due after 2 to 3 years	-	-
Due after 3 to 4 years	-	
Due after 4 to 5 years	-	-
Due after 5 years	-	-
Total mortgage finance bonds	**80**	**220**

3.2 Senior bonds

The details of senior bonds by currency are as follows:

	As of March 31,	As of December 31,
	2025	2024
	Ch$mn	Ch$mn
Santander Bonds in UF	3,964,127	3,830,030
Santander Bonds in US$	1,362,581	1,971,887
Santander Bonds in CHF$	849,596	866,942
Santander Bonds in Ch$	841,860	827,738
Current bonds in AUD$	89,265	93,244
Senior bonds in JPY$	298,990	296,831
Senior bonds in EUR$	180,673	180,602
Total senior bonds	**7,587,092**	**8,067,274**

NOTE 22 – FINANCIAL LIABILITIES AT AMORTISED COST, continued

a.   Issuance of senior bonds:

During 2025, the Bank has issued bonds for UF 6,385,000 detailed as follows:

Series	Currency	Amount placed	Term (years)	Annual Issuance rate	Issue Date	Placement Date	Maturity Date
AA	UF	1,300,000	1,9 years	0.02	10-01-2025	13-01-2025	01-12-2026
AA	UF	1,700,000	1.8 years	0.02	03-02-2025	04-02-2025	01-12-2026
AA	UF	100,000	6 years	0.03	04-02-2025	05-02-2025	01-02-2031
AA	UF	200,000	6 years	0.03	05-02-2025	06-02-2025	01-02-2031
AA	UF	800,000	8,6 years	0.03	06-02-2025	07-02-2025	01-09-2033
AA	UF	1,385,000	2,6 years	0.02	17-02-2025	18-02-2025	01-10-2027
AA	UF	600,000	10,2 years	0.03	28-03-2025	31-03-2025	01-10-2037
AA	UF	300,000	7,6 years	0.03	28-03-2025	31-03-2025	01-09-2033
Total UF		**6,385,000**					

During 2024 the Bank has issued bonds for UF 21,302,000, USD 145,550,000,000 y CLP 225,000,000 detailed as follows:

Series	Currency	Amount placed	Term (years)	Annual Issuance rate	Issue Date	Placement Date	Maturity Date
AA13	UF	1,795,000	6 years	0.03	09-01-2023	01-03-2024	09-01-2029
AA14	UF	4,567,000	5 years	0.03	12-01-2023	02-07-2024	12-01-2028
W3	UF	3,160,000	7.5 years	0.02	12-01-2018	01-04-2024	06-01-2026
AA15	UF	1,615,000	4 years	0.03	10-01-2023	05-09-2024	11-01-2030
AA16	UF	3,000,000	2.5 years	0.03	04-01-2024	07-05-2024	10-01-2026
T21	UF	2,165,000	7.5 years	2.75	06-01-2022	07-08-2024	12-01-2029
T19	UF	5,000,000	11 years	2.65	08-01-2022	10-17-2024	08-01-2033
Total UF		**21,302,000**					
AA7	CLP	7,350,000,000	3.5 years	0.07	02-24-2023	01-04-2024	08-01-2026
AA10	CLP	25,000,000,000	3 years	0.07	03-01-2023	03-25-2024	03-01-2026
AA8	CLP	67,500,000,000	4.5 years	0.07	03-01-2023	01-05-2024	09-01-2027
AA2	CLP	4,000,000,000	6.5 years	0.06	12-01-2022	01-11-2024	06-01-2029
AA9	CLP	41,700,000,000	8 years	0.06	11-01-2022	01-05-2024	11-01-2030
Total CLP		**145,550,000,000**					
CHF bonds	CHF	225,000,000	3 years	0.02	01-11-2024	01-25-2024	01-25-2027
Total CHF		**225,000,000**					

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2025, and 2024, and as of December 31, 2024

NOTE 22 – FINANCIAL LIABILITIES AT AMORTISED COST, continued

b.   Repurchase of senior bonds

The bank has not carried out partial bond buybacks as of March 31, 2025.

The Bank made the following partial bond repurchases during 2024:

	Type	Currency	Amount
January-24	Senior	CLP	1,270,000,000
January-24	Senior	UF	2,137,000
January-24	Senior	USD	18,368,000
March-24	Senior	CLP	310,000,000
March-24	Senior	JPY	10,500,000,000
March-24	Senior	UF	932,000
June-24	Senior	UF	216,000
October-24	Senior	UF	4,365,000
November-24	Senior	USD	4,938,000

c.   Maturities of senior bonds

The maturity of the senior bonds is as follows:

	As of March 31,	As of December 31,
	2025	**2024**
	Ch$mn	**Ch$mn**
Due within 1 year	2,343,456	2,646,294
Due after 1 to 2 years	1,515,974	1,329,369
Due after 2 to 3 years	726,837	991,289
Due after 3 to 4 years	448,519	600,858
Due after 4 to 5 years	691,718	530,873
Due after 5 years	1,860,588	1,968,591
Total senior bonds	**7,587,092**	**8,067,274**

3.3 Mortgage bonds

The detail of mortgage bonds by currency is as follows:

	As of March 31,	As of December 31,
	2025	**2024**
	Ch$mn	**Ch$mn**
Mortgage bonds in UF	62,117	65,781
Total mortgage bonds	**62,117**	**65,781**

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2025, and 2024, and as of December 31, 2024

NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST, continued

a.   Mortgage bond issuances

The Bank has not issued any Mortgage Bonds in March 31, 2025, and December 31, 2024.

b.   Maturity of mortgage bonds

The maturity of the mortgage bonds is as follows:

	As of March 31,	As of December 31,
	2025	2024
	Ch$mn	Ch$mn
Due within 1 year	–	–
Due after 1 to 2 years	–	–
Due after 2 to 3 years	–	–
Due after 3 to 4 years	32,725	36,950
Due after 4 to 5 years	–	–
Due after 5 years	29,392	28,831
Total mortgage bonds	**62,117**	**65,781**

4.   Other financial liabilities

The composition of other financial liabilities, according to maturity, is summarized below:

		As of March 31,	As of December 31,
		2025	2024
		Ch$mn	Ch$mn
Long-term obligations			
Due after 1 to 2 years		-	-
Due after 2 to 3 years		-	-
Due after 3 to 4 years		-	-
Due after 4 to 5 years		-	-
Due after 5 years		-	-
	Subtotal	**-**	**-**
Short-term obligations			
Amount payable for credit card transactions		202,432	198,633
Letters of credit approval		24	204
Other long-term financial obligations (short-term portion)		1,674	1,704
	Subtotal	**204,130**	**200,541**
Other financial obligations total		**204,130**	**200,541**

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2025, and 2024, and as of December 31, 2024

NOTE 23 - REGULATORY CAPITAL FINANCIAL INSTRUMENTS

The balances, as of March 31, 2025, and December 31, 2024, of Regulatory Capital Financial Instruments issued are as follows:

	As of March 31,	As of December 31,
	2025	2024
	Ch$mn	Ch$mn
Financial instruments of regulatory capital issued		
Subordinated bonds with transitional recognition	-	-
Subordinated Bonds	1,915,260	1,910,697
Perpetual bond	665,820	693,382
Preferred shares	-	-
Subtotal	**2,581,080**	**2,604,079**

Debts classified as short-term constitute obligations on demand, or that will mature in one year or less. All other debts are classified as long-term. The details are as follows:

	As of March 31, 2025		
	Short-term	**Long-term**	**Total**
	Ch$mn	Ch$mn	Ch$mn
Subordinated bonds with transitional recognition	-	-	-
Subordinated Bonds	-	1,915,260	1,915,260
Perpetual bond	-	665,820	665,820
Preferred shares	-	-	-
Total	**-**	**2,581,080**	**2,581,080**

	As of December 31, 2024		
	Short-term	**Long-term**	**Total**
	Ch$mn	Ch$mn	Ch$mn
Subordinated bonds with transitional recognition	-	-	-
Subordinated Bonds	-	1,910,697	1,910,697
Perpetual bond	-	693,382	693,382
Preferred shares	-	-	-
Total	**-**	**2,604,079**	**2,604,079**

The details of subordinated bonds by currency are as follows:

	As of March 31,	As of December 31,
	2025	2024
	Ch$mn	Ch$mn
CLP	-	-
US$	189,976	199,701
UF	1,725,284	1,710,996
Subordinated bond total	**1,915,260**	**1,910,697**

The entirety of the Perpetual Bond is in US$ currency.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2025, and 2024, and as of December 31, 2024

NOTE 23 - REGULATORY CAPITAL FINANCIAL INSTRUMENTS, continued

The movement in the balance of Regulatory Capital Financial Instruments issued as of March 31, 2025, and December 31, 2024, is as follows:

	Subordinated Bonds	Perpetual bond	Total
	Ch$mn	Ch$mn	Ch$mn
Balance as of January 1, 2025	**1,910,697**	**693,382**	**2,604,079**
New issues/placements made	-	-	-
Accrued interest at the effective interest rate (subordinated bonds)	(5,794)	-	(5,794)
Accrued adjustments due to UF and/or exchange rate	20,068	(27,562)	(7,494)
Other movements (Discounts/Hedges/Exchange rate)	(9,711)	-	(9,711)
Balance as of March 31, 2025	**1,915,260**	**665,820**	**2,581,080**

	Subordinated Bonds	Perpetual bond	Total
	Ch$mn	Ch$mn	Ch$mn
Balance as of January 1, 2024	**1,813,939**	**608,720**	**2,422,659**
New issues/placements made	-	-	-
Accrued interest at the effective interest rate (subordinated bonds)	4,482	-	4,482
Accrued adjustments due to UF and/or exchange rate	68,403	115,480	183,883
Other movements (Discounts/Hedges/Exchange rate)	23,873	(30,818)	(6,945)
Balance as of December 31, 2024	**1,910,697**	**693,382**	**2,604,079**

During 2025, the Bank has not issued any regulatory capital instruments.

NOTE 24 - PROVISIONS FOR CONTINGENCIES

As of March 31, 2025, and December 31, 2024, the composition of the balance of provisions is as follows:

	As of March 31,	As of December 31,
	2025	2024
	Ch$mn	Ch$mn
Provisions for employee benefit obligations	29,444	73,543
Provisions for restructuring plans	486	4,325
Provisions for lawsuits and litigations	4,065	3,928
Provision for loyalty programmes	38	38
Operational risk	5,648	5,108
Other provisions for other contingencies	38,687	34,696
Total	**78,368**	**121,638**

The movement in provisions for contingencies as of March 31, 2025, and December 31, 2024, is shown below:

	Provisions						
	For employee benefit obligations	Restructuring plans	Lawsuits and litigation	Provisions for customer loyalty and merit programs	Operational risk	Other Contingency Provisions	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Balance as of January 1, 2025	**73,543**	**4,325**	**3,928**	**38**	**5,108**	**34,696**	**121,638**
Provisions established	19,299	28	617	-	1,430	4,661	26,035
Application of provisions	(63,398)	(3,867)	(311)	-	(890)	(670)	(69,136)
Provision release	-	-	(137)	-	-	-	(137)
Reclassifications	-	-	-	-	-	-	-
Other movements	-	-	(32)	-	-	-	(32)
Balance as of March 31, 2025	**29,444**	**486**	**4,065**	**38**	**5,648**	**38,687**	**78,368**
Balance as of January 1, 2024	**81,907**	**-**	**4,504**	**38**	**2,993**	**19,339**	**108,781**
Provisions established	64,377	20,508	4,750	-	2,493	20,611	112,739
Application of provisions	(72,541)	(16,183)	(3,159)	-	(378)	(5,254)	(97,515)
Provision release	(200)	-	(2,252)	-	-	-	(2,452)
Reclassifications	-	-	-	-	-	-	-
Other movements	-	-	85	-	-	-	85
Balance as of December 31, 2024	**73,543**	**4,325**	**3,928**	**38**	**5,108**	**34,696**	**121,638**

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2025, and 2024, and as of December 31, 2024

NOTE 25 - PROVISIONS FOR DIVIDENDS, INTEREST PAYMENTS AND REVALUATION OF REGULATORY CAPITAL FINANCIAL INSTRUMENTS ISSUED

The balances, as of March 31, 2025, and December 31, 2024, of provisions for dividends, interest payments and repricing of issued regulatory capital financial instruments are as follows:

	As of March 31,	As of December 31,
	2025	2024
	Ch$mn	Ch$mn
Provision for payment of common stock dividends	767,009	600,330
Provision for payment of preferred share dividends	-	-
Provision for interest payments on perpetual bond	13,300	5,811
Provision reappreciation of perpetual bond	-	-
Total	**780,309**	**606,141**

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2025, and 2024, and as of December 31, 2024

NOTE 25 - PROVISIONS FOR DIVIDENDS, INTEREST PAYMENTS AND REVALUATION OF REGULATORY CAPITAL FINANCIAL INSTRUMENTS ISSUED, continued

The movement in the balance of provisions for dividends, interest payments and repricing of regulatory capital financial instruments issued as of March 31, 2025, and December 31, 2024, is as follows:

	Provision for payment of common stock dividends	Provision for payment of preferred stock dividends	Provision for interest payments on perpetual bonds	Provision for revaluation of perpetual bonds
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Balance as of January 1, 2025	**600,330**	**-**	**5,811**	**-**
Provisions established	166,679	-	7,489	-
Application of provisions	-	-	-	-
Provision release	-	-	-	-
Reclassifying	-	-	-	-
Others	-	-	-	-
Balance as of March 31, 2025	**767,009**	**-**	**13,300**	**-**

	Provision for payment of common stock dividends	Provision for payment of preferred stock dividends	Provision for interest payments on perpetual bonds	Provision for revaluation of perpetual bonds
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Balance as of January 1, 2024	**148,921**	**-**	**5,112**	**-**
Provisions established	798,892	-	26,033	-
Application of provisions	(347,483)	-	(25,334)	-
Provision release	-	-	-	-
Reclassifying	-	-	-	-
Others	-	-	-	-
Balance as of December 31, 2024	**600,330**	**-**	**5,811**	**-**

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2025, and 2024, and as of December 31, 2024

NOTE 26 - SPECIAL PROVISIONS FOR CREDIT RISK

As of March 31, 2025, and December 31, 2024, the composition of the balance of the special provisions for credit risk is as follows:

Special provisions for credit risk		As of March 31, 2025 Ch$mn	As of December 31, 2024 Ch$mn
Credit risk provisions for contingent loans			
Guarantees and sureties		5,137	7,826
Letters of credit for goods movement operations		349	642
Debt purchase commitments in local currencies abroad		-	-
Transactions related to contingent events		18,016	18,563
Immediately repayable unrestricted credit lines		36,454	16,661
Unrestricted credit lines		-	-
Other credit commitments		816	1,070
Other contingent loans		-	-
	Subtotal	**60,772**	**44,762**
Provisions for country risk for operations with debtors domiciled abroad		78	26
	Subtotal	**78**	**26**
Special provisions for foreign loans		-	-
	Subtotal	**-**	**-**
Additional provisions			
Additional provisions for commercial loans		122,000	122,000
Additional provisions for mortgage loans		17,000	17,000
Additional provisions for consumer loans		60,098	154,000
	Subtotal	**199,098**	**293,000**
Provisions for adjustments to the minimum required provision for normal portfolio with individual assessment		-	-
	Subtotal	**-**	**-**
Provisions for credit risk for supplementary prudential requirements		6,000	6,000
	Subtotal	**6,000**	**6,000**
TOTAL		**265,948**	**343,788**

NOTE 26 - SPECIAL PROVISIONS FOR CREDIT RISK, continued

The movement in special provisions as of March 31, 2025, and December 31, 2024, is shown below:

Special provisions for credit risk as of March 31, 2025 (Ch$mn)	Provisions for contingent claims	Provisions for local risk	Special provisions for foreign loans	Additional provisions for loans	Provisions for adjustments to minimum provision requirements	Provisions due to supplementary prudential requirements
Balance as of January 1, 2025	44,762	26	-	293,000	-	6,000
Provision establishment	24,051	52	-	-	-	-
Application of provisions	-	-	-	-	-	-
Provision release	(8,041)	-	-	(93,902)	-	-
Other changes in provisions	-	-	-	-	-	-
Balance as of March 31, 2025	60,772	78	-	199,098	-	6,000

Special provisions for credit risk as of December 31, 2024 (Ch$mn)	Provisions for contingent claims	Provisions for local risk	Special provisions for foreign loans	Additional provisions for loans	Provisions for adjustments to minimum provision requirements	Provisions due to supplementary prudential requirements
Balance as of January 1, 2024	40,282	52	-	293,000	-	6,000
Provision establishment	17,138	187	-	19,000	-	-
Application of provisions	-	-	-	-	-	-
Provision release	(12,658)	(213)	-	(19,000)	-	-
Other changes in provisions	-	-	-	-	-	-
Balance as of December 31, 2024	44,762	26	-	293,000	-	6,000

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2025, and 2024, and as of December 31, 2024

NOTE 27 - OTHER LIABILITIES

The composition of the item 'other liabilities' as of March 31, 2025, and December 31, 2024, is as follows:

	As of March 31,	As of December 31,
	2025	2024
	Ch$mn	Ch$mn
Other liabilities		
Cash guarantees received for financial derivative transactions (1)	1,602,258	1,832,345
Creditors for intermediation of financial instruments	54,422	24,130
Accounts payable to third parties	488,286	323,010
Valuation adjustments for macro-hedges (2)	60,288	76,540
Revenue liabilities due to income from ordinary activities generated by contracts with customers	3,130	3,120
VAT tax debit payable	22,151	28,140
Pending operations	18,940	27,497
Insurance collections pending settlement	9,239	9,491
Other liabilities	133,983	88,637
Total	**2,392,697**	**2,412,910**

(1)   Corresponds to guarantees related to certain derivative contracts (threshold transactions). These guarantees operate when the valuation of derivatives exceeds thresholds defined in the respective contracts and may be in favor of or against the Bank.

(2)   Correspond to the balances of the mark-to-market valuation of net assets or liabilities hedged in a macro-hedge (Note 12).

NOTE 28 - EQUITY

1.   Equity and preferred shares

As of March 31, 2025, and December 31, 2024, the Bank has a share capital of Ch$891,303 million comprising 188,446,126,794 authorized shares, which are subscribed and paid in full. All these are ordinary shares with no par value and no preferences. Accordingly, share movements as of March 31, 2025, and December 31, 2024, are as follows:

	Shares	
	As of March 31,	As of December 31,
	2025	2024
Issued as of January 1,	188,446,126,794	188,446,126,794
Issuance of paid shares	-	-
Issuance of shares owed	-	-
Exercised stock option	-	-
Total shares	**188,446,126,794**	**188,446,126,794**

As of March 31, 2025, and December 31, 2024,, the Bank does not hold anyof its own shares, nor do the companies that are consolidated by the Bank.

As of March 31, 2025 , the shareholders' distribution is as follows:

Company name or Shareholder name	Shares	ADRs (*)	Total	% Of equity holding
Santander Chile Holding SA	66,822,519,695		66,822,519,695	35.46 %
Teatinos Siglo XXI Inversiones S.A.	59,770,481,573		59,770,481,573	31.72 %
The Bank of New York Mellon (ADRs)*		10,317,832,071	10,317,832,071	5.48 %
Banks' custodies for third parties	16,871,096,036		16,871,096,036	8.95 %
Pension funds (AFP) on behalf of third parties	20,420,831,814		20,420,831,814	10.84 %
Stockbrokers on behalf of third parties	5,662,774,430		5,662,774,430	3.00 %
Other minority holders	8,580,591,175		8,580,591,175	4.55 %
Total	**178,128,294,723**	**10,317,832,071**	**188,446,126,794**	**100 %**

(*) American Depositary Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on the U.S. securities markets.

As of December 31, 2024, the distribution of shareholders is as follows:

Company name or Shareholder name	Shares	ADRs (*)	Total	% Of equity holding
Santander Chile Holding SA	66,822,519,695	-	66,822,519,695	35.46
Teatinos Siglo XXI Inversiones S.A.	59,770,481,573	-	59,770,481,573	31.72
The Bank of New York Mellon (ADRs)*	-	10,622,438,071	10,622,438,071	5.64
Banks' custodies for third parties	16,842,708,565	-	16,842,708,565	8.94
Pension funds (AFP) on behalf of third parties	20,794,099,878	-	20,794,099,878	11.03
Stockbrokers on behalf of third parties	5,276,952,871	-	5,276,952,871	2.80
Other minority holders	8,316,926,141	-	8,316,926,141	4.41
Total	**177,823,688,723**	**10,622,438,071**	**188,446,126,794**	**100.00**

(*) American Depositary Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on the U.S. securities markets.

NOTE 28 - EQUITY, continued

2.   Reserves

On March 25, 2025, during an ordinary Board of Directors meeting, it was agreed to call an Ordinary Shareholders' Meeting for April 22, 2025, with the purpose of proposing a profit distribution and dividend payment of 70% of the accumulated earnings as of December 31, 2024, equivalent to Ch$3.18571574 per share, and to propose that the remaining 30% of the earnings be allocated to increasing the bank's reserves and retained earnings. As of March 31, 2025, and December 31, 2024 , the balance of reserves corresponds to Ch$3,232,505 million and Ch$3,232,505 million, respectively.

3.   Dividends

Details of dividend distribution can be found in the Consolidated Statements of Changes in Equity. The provision for the payment of dividends on common shares as of March 31, 2025, and December 31, 2024, amounted to Ch$767,009 million and Ch$$600,330 millon, respectively.

4.   As of March 31, 2025, and 2024, the composition of diluted profit and basic profit is as follows:

	As of March 31,	
	2025	**2024**
	Ch$mn	**Ch$mn**
A. Basic earnings per share		
Profit attributable to equity holders	277,797	120,251
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794
Basic earnings per share (in Ch$)	1.47	0.64
Diluted earnings per share from continuing operations (in Ch$)	1.47	0.64
B. Diluted earnings per share		
Profit attributable to equity holders	277,797	120,251
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794
Assumed conversion of convertible debt	-	-
Adjusted number of shares	188,446,126,794	188,446,126,794
Basic earnings per share (in Ch$)	1.47	0.64
Diluted earnings per share from continuing operations (in Ch$)	1.47	0.64

The Bank does not hold any dilutive instruments as of March 31, 2025, and December 31, 2024.

5.   Provision for interest payments on perpetual bonds

The Bank records interest accrual on the perpetual bond in the Provisions for dividends, interest payments and re-appreciation of issued regulatory capital financial instruments issued. As of March 31, 2025, and December 31, 2024 , the balance was Ch$13,300 million and Ch$5,811 million, respectively. For further information, please refer to note N 25.

NOTE 28 - EQUITY, continued

6.   Other comprehensive income from investment instruments and cash flow hedges:

	As of March 31,	As of December 31,
	2025	**2024**
	Ch$mn	**Ch$mn**
Investment instruments		
Balance as of January 1,	**(67,161)**	**(89,748)**
Gain (loss) on valuation adjustment of Investment Financial Instruments portfolio before taxes	8,631	67,968
Reclassifying and adjustment of the portfolio of Financial Investment Instruments		-
Net realized profit	(4,438)	(45,381)
Subtotal	**4,193**	**22,587**
Total	**(62,968)**	**(67,161)**
Cash flow hedging		
Balance as of January 1,	**(77,801)**	**84,416**
Gain (loss) on valuation adjustment of cash flow hedges before taxes	7,276	(126,880)
Reclassifying and adjustments for cash flow hedges before taxes	(5,632)	(35,337)
Amount reclassified from equity included as the book value of non-financial assets and liabilities. Its acquisition or disposal was hedged as a highly probable transition.	-	-
Subtotal	**1,644**	**(162,217)**
Total	**(76,157)**	**(77,801)**
Other comprehensive income before taxes	**(139,125)**	**(144,962)**
Income tax related to other comprehensive income components		
Income tax relating to portfolio of financial investment instruments	17,001	18,133
Income tax relating to cash flow hedges	20,562	21,006
Total	**37,563**	**39,139**
Other comprehensive income, net of tax	**(101,562)**	**(105,823)**
Attributable to:		
Equity holders of the Bank	(103,010)	(107,174)
Non-controlling interest	1,448	1,351

The Bank expects all results included in other comprehensive income will be reclassified to profit or loss when specific conditions are met.

7.   Non-controlling interest

It reflects the net amount of the equity of subsidiaries attributable to equity instruments that do not belong, either directly or indirectly, to the Bank, including the portion of the profit for the year attributable to them. As of March 31, 2025, and December 31, 2024, the balance of the owners' equity amounts to Ch$4,400,233 million and Ch$4,292,440 million, respectively, and the non-controlling interest amounts to Ch$107,168 million and Ch$104,394 million as of March 31, 2025, and December 31, 2024 , respectively.

NOTE 28 - EQUITY, continued

The non-controlling interest's share of equity and the results of affiliates are summarized as follows:

As of March 31, 2025	Participation of third parties	Equity	Results	Other comprehensive income			Comprehensive income
				Financial assets at fair value through other comprehensive income (OCI)	Deferred tax	Total other comprehensive income	
	%	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Subsidiary companies							
Santander Corredora de Seguros Limitada	0.25	54	3	-	-	-	3
Santander Corredores de Bolsa Limitada	49.00	30,118	428	133	(36)	97	525
Santander Asesorías Financieras Limitada	0.97	133	16	-	-	-	16
Santander SA Sociedad Securitizadora	0.36	4	-	-	-	-	-
Santander Consumer Finance Limitada	49.00	65,514	3,160	-	-	-	3,160
Subtotal		**95,823**	**3,607**	**133**	**(36)**	**97**	**3,704**
Entities controlled through other considerations							
Santander Gestión de Recaudación y Cobranzas Limitada	100.00	9,172	186	-	-	-	186
Multiplica Spa	100.00	2,173	147	-	-	-	147
Subtotal		**11,345**	**333**	**-**	**-**	**-**	**333**
Total		**107,168**	**3,940**	**133**	**(36)**	**97**	**4,037**

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2025, and 2024, and as of December 31, 2024

NOTE 28 - EQUITY, continued

				Other comprehensive income			
As of December 31, 2024	Participation of third parties	Equity	Results	Financial assets at fair value through other comprehensive income (OCI)	Deferred tax	Total other comprehensive income	Comprehensive income
	%	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Subsidiary companies							
Santander Corredora de Seguros Limitada	0.25	51	5	-	-	-	5
Santander Corredores de Bolsa Limitada	49.00	29,595	2,036	3	(1)	2	2,038
Santander Asesorías Financieras Limitada	0.97	117	82	-	-	-	82
Santander SA Sociedad Securitizadora	0.36	1	-	-	-	-	-
Klare Corredora de Seguros SA	49.90	-	(975)	-	-	-	(975)
Santander Consumer Finance Limitada	49.00	62,353	4,932	-	-	-	4,932
Subtotal		**92,117**	**6,080**	**3**	**(1)**	**2**	**6,082**
Entities controlled through other considerations							
Santander Gestión de Recaudación y Cobranzas Limitada	100.00	8,986	468	-	-	-	468
Bansa Santander SA	100.00	-	727	-	-	-	727
Multiplica Spa	100.00	2,026	(503)	-	-	-	(503)
PagoNXT Trade Chile SpA	100.00	1,265	114	–	–	**–**	**114**
Subtotal		**12,277**	**806**	**-**	**-**	**-**	**806**
Total		**104,394**	**6,886**	**3**	**(1)**	**2**	**6,888**

NOTE 28 - EQUITY, continued

The summary of financial information for the entities included in the consolidation that have non-controlling interests is as follows (this does not include consolidation or standardization adjustments):

| | | As of March 31, | | | | As of December 31, | | | |
| | | 2025 | | | | 2024 | | | |
		Assets	Liabilities	Capital and reserves	Net income	Assets	Liabilities	Capital and reserves	Net income
		Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Santander Corredora de Seguros Limitada	Subsidiary	30,649	9,282	19,993	1,374	32,876	12,878	17,861	2,137
Santander Corredores de Bolsa Limitada	Subsidiary	122,789	61,324	60,593	872	92,155	31,758	56,243	4,154
Santander Asesorias Financieras Limitada	Subsidiary	16,420	2,707	12,086	1,627	15,295	3,205	3,582	8,508
Santander S.A. Sociedad Securitizadora	Subsidiary	1,466	331	1,170	(35)	722	326	534	(138)
Klare Corredora de Seguros S.A.	Subsidiary	-	-	-	-	-	-	1,955	(1,955)
Santander Consumer Finance Limitada	Subsidiary	1,042,184	908,483	127,251	6,450	1,049,387	922,136	117,183	10,068
Santander Gestión de Recaudación y Cobranzas Limitada	SPE*	11,779	2,607	8,986	186	11,429	2,443	8,518	468
Bansa Santander S.A.	SPE*	-	-	-	-	-	-	(727)	727
Multiplica Spa	SPE*	2,982	809	2,026	147	2,883	857	2,529	(503)
Pagonxt Payments Chile SpA	SPE*					2,382	1,117	1,151	114
Total		**1,228,269**	**985,543**	**232,105**	**10,621**	**1,207,129**	**974,720**	**208,829**	**23,580**

(*) Special Purposes Entities: Entities controlled by the Bank through other considerations.

NOTE 29 - CONTINGENCIES AND COMMITMENTS

1.   **Lawsuits and legal procedures**

As of the date of issuance of these Interim Consolidated Financial Statements, several lawsuits have been filed against the Bank and its affiliates concerning business operations. As of March 31, 2025, the Bank has provisions for this concept, which amount to Ch$4,065 million (Ch$3,928 million as of December 31, 2024), which are included in the Interim Consolidated Statements of Financial Position under the heading "Provisions for contingencies." For more information, see Note No. 24

Banco Santander

In order to cover the amounts related to legal proceedings in which first- and second-instance rulings have been unfavorable to Banco Santander's interests, or for possible alternative resolutions to such cases, the Bank has recognized provisions amounting to Ch$3,918 million and Ch$3,780 million as of March 31, 2025, and December 31, 2024, respectively. It is important to note that these amounts have been estimated based on quantitative information from first-instance rulings unfavorable to the Bank, as well as qualitative information related to the proceedings, which includes, among other things, expert opinions on the case, recommendations from the defense attorneys, and experience drawn from judicial rulings in similar cases (jurisprudence) issued by various courts.

Santander Corredores de Bolsa Limitada

Lawsuit 'Echeverría vs Santander Corredora de Bolsa' (currently Santander Corredores de Bolsa Ltda), filed before the 21st Civil Court of Santiago, Role C- 21.366-2014, regarding compensation for damages due to failures in the purchase of shares, the amount of the claim is Ch$60 million. As of March 31, 2025, the case is currently pending the unarchiving of the proceedings and the resolution of an objection for abandonment of proceedings filed by the Brokerage.

Lawsuit 'Chilena de Computación vs Banco Santander and Santander Corredores de Bolsa' filed before the 3rd Civil Court of Santiago, Role C-12325-2020. As of March 31, 2025, the lawsuit is in the current discussion stage, the documents requested by the Court have been exhibited, and possible actions by the petitioners are pending.

Santander Corredora de Seguros Limitada

Existing lawsuits amount to UF 7,699, which mainly relate to assets under leasing. Our lawyers have not estimated any material losses from these lawsuits.

Santander Consumer Finance Limitada

Currently, there are 41 lawsuits corresponding to processes mainly related to clients. Our lawyers have not estimated any material losses from these lawsuits.

NOTE 29 - CONTINGENCIES AND COMMITMENTS, continued

2. Contingent loans

The Bank entered various irrevocable commitments and contingent obligations to meet customers' needs. Although these obligations should not be recognized in the Interim Consolidated Statements of Financial Position, they contain credit risk and are part of the Bank's overall risk. The following table shows the contractual amounts that oblige the Bank to grant loans:

	Contingent loans	
	As of March 31,	As of December 31,
	2025	2024
	Ch$mn	Ch$mn
Guarantees and sureties	**536,933**	**365,932**
Guarantees and sureties in Chilean currency	252,870	201,688
Guarantees and sureties in foreign currency	284,063	164,244
Letters of credit for goods movement transactions	**208,235**	**308,407**
Transactions related to contingent events	**1,946,834**	**2,208,507**
Transactions related to contingent events in Chilean currency	1,336,540	1,540,118
Transactions related to contingent events in foreign currencies	610,294	668,389
Immediately repayable unrestricted credit lines	**10,471,956**	**10,352,459**
Other credit commitments	**154,418**	**195,207**
Credits for higher studies Law No 20,027 (CAE)	367	406
Other irrevocable credit commitments	154,051	194,801
Total	**13,318,376**	**13,430,512** d

3. Third-party and custody operations

The Bank holds securities in the normal course of its business as follows:

		As of March 31,	As of December 31,
		2025	2024
		Ch$mn	Ch$mn
Third-party operations			
Collections		79,041	75,710
Transferred financial assets managed by the Bank		104,979	86,673
Assets from third parties managed by the Bank		2,080,318	1,944,379
	Subtotal	**2,264,338**	**2,106,762**
Custody of securities			
Securities held in custody by a banking subsidiary deposited in another entity		946,084	849,681
Securities held in custody by the bank		11,957,647	11,112,490
Securities issued by the bank		16,367,075	16,351,884
	Subtotal	**29,270,806**	**28,314,055**
Total		**31,535,144**	**30,420,817**

NOTE 29 - CONTINGENCIES AND COMMITMENTS, continued

4.   Guarantees

Banco Santander–Chile has a comprehensive bank policy for Employee Fidelity coverage No 30129 in force with Compañía de Zurich Chile Seguros Generales S.A., with coverage of US$50,000,000 per claim with an annual cap of US$100,000,000, which jointly covers the Bank and its subsidiaries with an expiration date of June 30, 2025.

Santander Corredores de Bolsa Limitada

As of March 31, 2025, the Company holds collateral deposited with the Chilean Commodity Exchange to cover these operations, amounting to Ch$153 million.

Additionally, as of March 31, 2025, the Company maintains collateral with CCLV Contraparte Central S.A., in fixed income securities, amounting to Ch$10,078 million (Ch$10,085 million as of December 31, 2024).

To ensure the proper and complete fulfillment of all its obligations as a Stock Brokerage Firm, in accordance with Articles 30 and subsequent of Law No. 18,045 on the Securities Market, the Company has delivered fixed income securities to the Santiago Stock Exchange with a present value of Ch$1,038 million as of March 31, 2025 (Ch$1,026 million as of December 31, 2024). This corresponds to a time deposit with Banco Santander, maturing on January 6, 2025.

As of March 31, 2025, the Company holds collateral for securities lending operations amounting to Ch$8,529 million (Ch$8,144 million as of December 31, 2024).

As of March 31, 2025, the Company has a guarantee bond No. B286958 from Banco Santander Chile to comply with General Rule No. 120 of the FMC concerning its role as placement, transfer, and redemption agent for Morgan Stanley funds, in the amount of USD $300,000. This guarantees the investors who acquire shares in Morgan Stanley Sicav open-end foreign funds, and the bond matures on April 22, 2025.

Santander Corredora de Seguros Limitada

In accordance with Circular No. 1,160 issued by the FMC, the Company maintains an insurance policy to ensure the proper and complete fulfillment of all obligations arising from its operations as an insurance brokerage intermediary.

The insurance guarantee policy for insurance brokers No. 10053314, which covers UF 500, and the professional liability insurance policy for insurance brokers No. 10053313, covering an amount equivalent to UF 60,000, were contracted with Compañía de Seguros Generales Consorcio Nacional de Seguros S.A. Both policies are valid from April 15, 2024, to April 14, 2025.

Banco Santander Chile holds a comprehensive banking policy for Employee Fidelity Coverage, No. 0203663, with Zurich Chile Seguros Generales S.A., with coverage of USD 50,000,000 per claim and an annual limit of USD 100,000,000. This policy jointly covers the Bank and its subsidiaries and expires on June 30, 2025.

The Company holds guarantee bonds to ensure compliance with the terms of the public bidding process for fire and earthquake insurance on the mortgage portfolio for housing and professional services of the Bank, amounting to UF 500 and UF 10,000, respectively, with the same financial institution. Both guarantees mature on December 31, 2026.

Additionally, since October 21, 2024, the Company has maintained a guarantee bond with Banco Santander Chile for the same purpose, amounting to UF 500 and UF 10,000, both with maturity on December 31, 2025.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2025, and 2024, and as of December 31, 2024

NOTE 30 - INTEREST INCOME AND EXPENSES

This comprises the interest accrued in the year for all financial assets whose performance, implicit or explicit, is obtained by applying the effective interest rate method, regardless of whether they are valued at their fair value, as well as product rectifications as a consequence of hedge accounting.

1. As of March 31, 2025, and 2024, the composition of interest income is as follows:

		As of March 31,	
		2025	**2024**
		Ch$mn	**Ch$mn**
Financial assets at amortized cost			
Rights under repurchase and securities lending agreements		2,981	86
Debt financial instruments		51,790	79,374
Interbank loans		420	423
Commercial loans		293,802	328,685
Mortgage loans		149,810	145,815
Consumer loans		207,041	205,801
Other financial instruments		28,184	38,802
	Subtotal	**734,028**	**798,986**
Financial assets at fair value through other comprehensive income			
Debt financial instruments		24,147	63,896
Other financial instruments		1,033	1,178
	Subtotal	**25,180**	**65,074**
Results of interest rate-risk hedge accounting		**78,809**	**116,815**
Total interest income		**838,017**	**980,875**

As of March 31, 2025, and 2024, the amount of suspended interest income is as follows:

	As of March 31,	
	2025	**2024**
Off-balance sheet - interest income	**Ch$mn**	**Ch$mn**
Commercial loans	24,341	22,268
Mortgage loans	9,882	6,120
Consumer loans	3,313	3,439
Total	**37,536**	**31,827**

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2025, and 2024, and as of December 31, 2024

NOTE 30 - INTEREST INCOME AND EXPENSES, continued

2. As of March 31, 2025, and 2024 , the composition of interest expense is as follows:

		As of March 31,	
		2025	2024
		Ch$mn	Ch$mn
Financial liabilities at amortized cost			
Deposits and other demand liabilities		(2,457)	(3,043)
Time deposits and other term equivalents		(196,008)	(274,971)
Repurchase agreements		(10,063)	(3,965)
Interbank borrowing		(55,169)	(76,173)
Debt financial instruments issued		(60,256)	(65,315)
Other financial liabilities		(16,383)	(19,316)
	Subtotal	**(340,336)**	**(442,783)**
Obligations under leasing contracts		(2,277)	(1,613)
Regulatory capital financial instruments		(17,825)	(16,459)
Results of interest rate-risk hedge accounting		(53,739)	(209,293)
Total interest expenses		**(414,177)**	**(670,148)**

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2025, and 2024, and as of December 31, 2024

NOTE 31 - READJUSTMENT INCOME AND EXPENSE

This line item includes the accrued inflation adjustments during the period for all financial assets whose yield, whether implicit or explicit, is obtained by applying the effective interest rate method, regardless of whether they are measured at fair value, as well as adjustments to income resulting from accounting hedges.

1. As of March 31, 2025, and 2024, the composition of readjustment income is as follows:

		As of March 31,	
		2025	2024
		Ch$mn	Ch$mn
Financial assets at amortized cost			
Rights under repurchase and securities lending agreements		-	-
Debt financial instruments		22,108	13,833
Interbank loans		-	-
Commercial loans		73,710	51,877
Mortgage loans		210,953	139,875
Consumer loans		40	38
Other financial instruments		1,020	340
	Subtotal	**307,831**	**205,963**
Financial assets at fair value through other comprehensive income			
Debt financial instruments		4,573	2,402
Other financial instruments		646	89
	Subtotal	**5,219**	**2,491**
Results of hedge accounting of the UF readjustment risk		**(181,167)**	**(145,413)**
Total readjustment income		**131,883**	**63,041**

As of March 31, 2025, and 2024, the amount of suspended readjustment income is as follows:

	As of March 31,	
	2025	2024
Off-balance sheet – readjustment income	Ch$mn	Ch$mn
Commercial loans	23,842	22,851
Mortgage loans	30,604	21,197
Consumer loans	180	211
Total	**54,626**	**44,259**

2. As of March 31, 2025, and 2024, the composition of the inflation readjustment expenses, including the results from hedge accounting, is as follows:

	As of March 31,	
	2025	2024
	Ch$mn	Ch$mn
Readjustment expenses		
Deposits and other demand liabilities	(1,350)	(772)
Time deposits and other deposits	(7,675)	(6,851)
Obligations under repurchase and securities lending agreements	-	-
Interbank loans	-	-
Issued debt financial instruments	(48,870)	(32,983)
Other financial liabilities	(1,610)	(3,295)
Financial instruments of regulatory capital issued	(20,068)	(12,785)
Result of UF, PPI and CPI risk hedge accounting.	37,484	45,356
Total expense for readjustments	**(42,089)**	**(11,330)**

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2025, and 2024, and as of December 31, 2024

NOTE 32 - COMMISSION INCOME AND EXPENSES

This comprises the amount of all fees accrued and paid during the period, except those that are an integral part of the effective interest rate of financial instruments:

	As of March 31,	
	2025	2024
	Ch$mn	Ch$mn
Income from commissions and services rendered		
Commissions for prepayment of loans	3,805	3,437
Commissions for loans with letters of credit	1	13
Commissions for lines of credit and overdrafts	287	948
Commissions for guarantees and letters of credit	12,014	7,905
Commissions for card services	143,516	118,654
Commissions for management accounts	19,090	17,170
Commissions for collections and payments	16,897	15,794
Commissions for brokerage and management of securities	3,024	2,788
Commissions for brokerage of insurance and insurance advisory	12,355	16,368
Commissions for factoring services	324	314
Commissions for securitization	-	-
Commissions for financial advice	8,160	6,875
Other services rendered	44,597	39,481
Total	**264,070**	**229,747**

This item comprises the amount of all fees accrued and paid during the period, except those that are an integral part of the effective interest rate of financial instruments:

	As of March 31,	
	2025	2024
	Ch$mn	Ch$mn
Expenses for commissions and services rendered		
Commissions for card operation services	(47,042)	(38,726)
License fees for the use of card brands	(2,874)	(1,890)
Other commissions for services linked to the credit card system and payment cards with fund provision as a means of payment	(12)	(212)
Expenses for obligations of consumer loyalty and merit programs for client cards	(32,477)	(30,513)
Commissions for securities transactions	(4,372)	(2,824)
Other commission paid for services received	(29,042)	(28,667)
Total	**(115,819)**	**(102,832)**
Total net fee and commission income and expenses	**148,251**	**126,915**

NOTE 32 - COMMISSION INCOME AND EXPENSES, continued

This item presents the income and expenses from commissions generated by the different segments of business and the revenue recognition schedule for ordinary activities:

As of March 31, 2025	Segments					Revenue recognition schedule for ordinary activities		
	Individuals + SMEs	Middle-market	Global Corporate Banking	Other	Total	Transferred through time	Transferred at a specific time	Accrual model
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Commission income								
Commissions for prepayment of loans	3,532	109	2	153	3,805	-	3,805	-
Commissions for loans with letters of credit	1	-	-	-	1	-	1	-
Commissions for credit lines and current accounts overdraft	153	13	124	(3)	287	123	164	-
Commissions for guarantees and letters of credit	2,087	4,433	4,970	518	12,014	11,784	230	-
Commissions for card services	130,734	6,450	2,815	2,409	143,516	21,813	121,703	-
Commissions for account management	18,321	443	352	(64)	19,090	17,511	1,579	-
Commissions for collections and payments	11,741	1,451	1,777	1,773	16,897	-	10,926	5,971
Commissions for brokerage and management of securities	(46)	173	2,095	27	3,024	-	3,024	-
Commissions for brokerage of insurance and insurance advisory	15	-	-	-	12,355	-	-	12,355
Commissions for factoring services	150	64	110	-	324	-	324	-
Commissions for securitization	-	-	-	-	-	-	-	-
Commissions for financial advice	70	3,972	4,279	(161)	8,160	-	8,160	-
Other commissions earned	37,316	2,435	1,323	209	44,597	-	44,597	-
Total	**204,074**	**19,543**	**17,847**	**4,861**	**264,070**	**51,231**	**194,513**	**18,326**
Commission expenses								
Commissions for card operation services	(39,502)	(3,707)	(2,002)	(2,048)	(47,042)	-	(47,042)	-
License fees for the use of card brands	(2,241)	(305)	(181)	(120)	(2,874)	-	(2,874)	-
Commissions for services related to the credit card system and prepaid cards	(12)	-	-	-	(12)	-	(12)	-
Commissions for obligations of loyalty programmes and merits for card customers	(29,240)	-	-	(2,634)	(32,477)	-	(32,477)	-
Commissions for securities transactions	-	-	(1,881)	(2,479)	(4,372)	-	(4,372)	-
Other commission paid for services received	(11,519)	(618)	(627)	(5,994)	(29,042)	-	(29,042)	-
Total	**(82,514)**	**(4,630)**	**(4,691)**	**(13,275)**	**(115,819)**	**-**	**(115,819)**	**-**
Total net fee and commission income and expenses	**121,560**	**14,913**	**13,156**	**(8,414)**	**148,251**	**51,231**	**78,694**	**18,326**

NOTE 32 - COMMISSION INCOME AND EXPENSES, continued

As of March 31, 2024	Segments					Revenue recognition schedule for ordinary activities		
	Individuals + SMEs	Middle-market	Global Corporate Banking	Other	Total	Transferred through time	Transferred at a specific time	Accrual model
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Commission income								
Commissions for prepayment of loans	3,384	51	15	(20)	3,437	-	3,437	-
Commissions for loans with letters of credit	13	-	-	-	13	-	13	-
Commissions for credit lines and current accounts overdraft	(21)	52	593	326	948	948	-	-
Commissions for guarantees and letters of credit	2,354	2,909	3,332	(705)	7,905	7,905	-	-
Commissions for card services	112,241	4,005	1,096	335	118,654	47,462	71,192	-
Commissions for account management	16,837	546	283	(540)	17,170	17,170	-	-
Commissions for collections and payments	25,085	1,515	1,723	(12,709)	15,794	-	6,318	9,476
Commissions for brokerage and management of securities	(29)	46	2,183	388	2,788	-	2,788	-
Commissions for brokerage of insurance and insurance advisory	187	70	-	(1,024)	16,368	-	-	16,368
Commissions for factoring services	110	73	131	-	314	-	314	-
Commissions for securitization	-	-	-	-	-	-	-	-
Commissions for financial advice	(195)	1,070	6,254	(254)	6,875	-	6,875	-
Other commissions earned	31,808	2,480	(279)	2,655	39,481	-	39,481	-
Total	**191,774**	**12,817**	**15,331**	**(11,548)**	**229,747**	**73,485**	**130,418**	**25,844**
Commission expenses								
Commissions for card operation services	(34,389)	(2,052)	(869)	(1,179)	(38,726)	-	(38,726)	-
License fees for the use of card brands	(1,618)	(174)	(49)	(24)	(1,890)	-	(1,890)	-
Other commissions for services linked to the credit card system and payment cards with fund provision as a means of payment	(966)	(43)	(6)	832	(212)	-	(212)	-
Expenses for obligations of consumer loyalty and merit programs for client cards	(29,697)	-	-	(229)	(30,513)	-	-	(30,513)
Commissions for securities transactions	-	-	(790)	(2,034)	(2,824)	-	(2,824)	-
Other commission paid for services received	(21,281)	(797)	(1,109)	8,263	(28,667)	-	(28,667)	-
Total	**(87,951)**	**(3,066)**	**(2,823)**	**5,629**	**(102,832)**	**-**	**(72,319)**	**(30,513)**
Total net fee and commission income and expenses	**103,823**	**9,751**	**12,508**	**(5,919)**	**126,915**	**73,485**	**58,099**	**(4,669)**

NOTE 33 - NET FINANCIAL INCOME

This line item includes the amount of adjustments due to changes in financial instruments, except those attributable to accrued interest from the application of the effective interest rate method for asset value adjustments, as well as the results obtained from their sale.

As of March 31, 2025, and 2024, the detail of the results from financial operations is as follows:

		As of March 31,	
		2025	**2024**
		Ch$mn	**Ch$mn**
Results from financial assets held for trading at fair value through profit or loss			
Financial derivatives contracts		(32,301)	(1,336)
Debt financial instruments		2,471	(357)
Other financial instruments		5	9
	Subtotal	(29,825)	(1,684)
Results from financial liabilities held for trading at fair value through profit or loss			
Financial derivatives contracts		-	-
Other financial instruments		-	-
	Subtotal	-	-
Financial results from financial assets not held for trading mandatory measured at fair value through profit or loss			
Debt financial instruments		-	-
Other		-	-
	Subtotal	-	-
Financial results from financial assets designated at fair value through profit or loss			
Debt financial instruments		-	-
Other financial instruments		-	-
	Subtotal	-	-
Financial results from financial liabilities designated at fair value through profit or loss			
Demand deposits and other demand liabilities, and time deposits and other term equivalents		-	-
Issued debt instruments		-	-
Other		-	-
	Subtotal	-	-
Financial results on recognition of financial assets and liabilities at amortized cost and financial assets at fair value through other comprehensive income			
Financial assets at amortized cost		389	(131)
Financial assets at fair value through other comprehensive income		(4,432)	(46,569)
Financial liabilities at amortized cost		-	1,064
Financial instruments of regulatory capital issued		-	-
	Subtotal	(4,043)	(45,636)
Total		**(33,868)**	**(47,320)**

NOTE 33 - NET FINANCIAL INCOME, continued

As of March 31, 2025, and 2024, the details of the financial results from foreign exchange, foreign exchange restatement, and hedge accounting of foreign currencies are as follows:

	As of March 31,	
	2025	2024
	Ch$mn	Ch$mn
Financial results from foreign exchange, foreign exchange restatements and hedging of foreign currencies		
Result from foreign exchange	283,323	(630,292)
Exchange rate readjustment results	(5,645)	11,065
Financial assets held for trading at fair value through profit or loss	-	-
Non-trading financial assets mandatory measured at fair value through profit or loss	-	-
Financial assets designated at fair value through profit or loss	-	-
Financial assets at fair value through other comprehensive income	-	-
Financial assets at amortized cost	(5,653)	11,078
Other assets	-	-
Financial liabilities at amortized cost	-	-
Financial liabilities held for trading at fair value through profit or loss	8	(13)
Financial liabilities designated at fair value through profit or loss	-	-
Financial instruments of regulatory capital issued	-	-
Net result of derivatives in foreign currency risk hedge accounting	(172,594)	717,414
Subtotal	**105,084**	**98,187**
Financial results from reclassifying financial assets due to changes in the business model		
From financial assets at amortized cost to financial assets for trading at fair value through profit or loss	0	0
From financial assets at fair value through other comprehensive income to financial assets held for trading at fair value through profit or loss	0	0
Subtotal	**0**	**0**
Other financial results from changes in financial assets and liabilities		
Financial assets at amortized cost	0	0
Financial assets at fair value through other comprehensive income	0	0
Financial liabilities at amortized cost	0	0
Obligations under leasing contracts	0	0
Financial instruments of regulatory capital issued	0	0
Subtotal	**0**	**0**
Other financial results from ineffective hedge accounting	0	0
Other financial results from other hedge accounting	0	0
Subtotal	**0**	**0**
Total Net financial income	**71,216**	**50,867**

NOTE 34 - INCOME FROM INVESTMENTS IN COMPANIES

The Interim Consolidated Financial Statements present results from investments in companies of Ch$1,213 million as of March 31, 2025 and Ch$1,377 million as of March 31, 2024, according to the following details:

	Participation		Result from investments	
	2025	2024	2025	2024
	%	%	Ch$mn	Ch$mn
Companies				
Redbanc S.A.	33.43	33.43	185	162
Transbank S.A	25.00	25.00	302	742
Centro de Compensación Automatizado S.A	33.33	33.33	368	262
Sociedad Interbancaria de Depósito de Valores S.A	29.29	29.29	128	77
Cámara de Compensación de Alto Valor S.A.	13.72	13.72	43	6
Administrador Financiero del Transantiago S.A.	20.00	20.00	139	102
Servicios de Infraestructura de Mercado OTC S.A.	12.48	12.48	48	22
Subtotal			**1,213**	**1,373**
Shares or rights in other companies				
Stock exchange			-	-
Other			-	4
Subtotal			**-**	**4**
Results from the sale of ownership in investment in companies				
Companies in the country			-	-
Subtotal			**-**	**-**
Total			**1,213**	**1,377**

For more detailed financial information on the companies, see Note 14.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2025, and 2024, and as of December 31, 2024

NOTE 35 - NON-CURRENT ASSETS AND DISPOSAL GROUPS NOT QUALIFYING AS DISCONTINUED OPERATIONS

The composition of the result on non-current assets and disposable groups that do not classify as discontinued transactions (assets received in lieu of payment) is as follows:

	As of March 31,	
	2025	**2024**
	Ch$mn	**Ch$mn**
Net results from assets received in payment or awarded in a judicial auction		
Sale of goods received in lieu of payment or awarded in a judicial auction	1,393	1,238
Other income from assets received in lieu of payment or awarded in a judicial auction	4,483	1,538
Provisions to the net realizable value of assets received in lieu of payment or awarded in a judicial auction	442	(304)
Charge-offs of assets received in payment or awarded in a judicial auction	(11,323)	(2,621)
Expenses for maintenance of assets received in lieu of payment or awarded in a judicial auction	(777)	(1,315)
Non-current assets held for sale and disposal group	—	1,494
Total	**(5,782)**	**30**

NOTE 36 - OTHER OPERATING INCOME AND EXPENSES

1. Other operating income is comprised of the following items:

	As of March 31,	
	2025	2024
	Ch$mn	Ch$mn
Compensation from insurance companies for claims other than operational risk events	-	—
Income from expense recovery	166	87
Rent	102	189
Recoveries from insurance companies	-	4,762
Other income	486	893
Total	**754**	**5,931**

2. Other operating expense is comprised of the following items:

	As of March 31,	
	2025	2024
	Ch$mn	Ch$mn
Expenditure on insurance premiums to cover operational risk events	(392)	(10,338)
Provisions for operational risk	(1,415)	(1,145)
Expense for operational risk events	(11,364)	(11,224)
Operational risk event expense recoveries	5,431	4,712
Reorganization plans (*)	-	(17,173)
Provisions for lawsuits and litigation	(49)	(209)
Expenses from financial leasing credit operations	(1,069)	(1,233)
Expenses for factoring credit operations	(81)	(23)
Other operating expenses	(6,187)	(3,566)
Total	**(15,126)**	**(40,199)**

(*) This corresponds to a formal restructuring plan consistent with the provisions of IAS 37. This restructuring plan is part of the Bank's transformation process aimed at building a digital bank with branches. It has involved a transformation of the branch model and the operating model, along with a transition toward a common global structure (Go To Model).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2025, and 2024, and as of December 31, 2024

NOTE 37 – EXPENSES FROM OBLIGATIONS TO EMPLOYEES

Expenses from obligations to employees as of March 31, 2025, and 2024, are as follows:

	As of March 31,	
	2025	**2024**
	Ch$mn	**Ch$mn**
Employee benefits (short-term)	(83,074)	(80,866)
Employee benefits (long-term)	(3,356)	(4,516)
Expenses of employment benefits related to contract terminations	(4,511)	(3,739)
Expenses for defined benefit post-employment plan obligations	(205)	(304)
Other human resources costs	(2,917)	(1,595)
Total	**(94,063)**	**(91,020)**

Share-based compensation (settled in cash)

The Bank provides certain executives of the Bank and its affiliates a share-based payment benefit, which is settled in cash according to the requirements of IFRS 2. Accordingly, the Bank measures services received, and liabilities incurred at fair value.

Until settlement of the liability, the Bank determines the liability's fair value at the end of each reporting period and on the settlement date, with any fair value changes recognized in the period results.

Pension plan

The Bank has an additional benefit available to its senior executives, consisting of a pension plan with funds to provide for a better complementary pension upon retirement.

In this respect, the Bank will complement the voluntary contributions made by beneficiaries for their future pension with an equal contribution. Executives shall earn the right to receive this benefit only if they meet the following concurrent conditions:

   a. Aimed at the Group's senior management.

   b. The general requirement for eligibility is to be still employed when they are 60 years old.

   c. The Bank will contract a mixed collective insurance policy (life and savings) for each executive, with the contracting party and beneficiary being the Group company to which the executive belongs.

In the event of termination of the employment relationship between the executive and the respective company before meeting the conditions described above, no entitlement shall accrue to them under this benefit plan.

Exceptionally, in the event of the manager's death or their total or partial disability, the manager or their heirs shall be entitled to receive this benefit as the case may be.

The Bank will contribute to this benefit plan based on mixed group insurance policies, the beneficiary of which is the Bank. The life insurance company with which these policies are contracted is unrelated to the Bank or any other Group company.

The Bank's entitlements under the plan as of March 31, 2025 amounted to Ch$4,238 million (Ch$4,107 million as of December 31, 2024).

The Bank has quantified the amounts of the defined benefit obligations based on the following criteria:

NOTE 37 – EXPENSES FROM OBLIGATIONS TO EMPLOYEES, continued

Calculation method:

The projected unit credit method is used, which considers each year of service as generating an additional unit of benefit entitlement and values each unit separately. It is calculated according to the fund contribution that considers as the main parameters the factors related to the legal annual pension ceiling, the years of service, age and annual income of each unit valued individually.

Actuarial assumptions used:

Actuarial assumptions regarding demographic and financial variables are unbiased and mutually compatible. The most significant actuarial assumptions considered in the calculations were:

The assets related to the savings fund contributed by the Bank to Compañía de Seguros Zurich, for defined benefit plans, are presented net of the associated obligations. The assumptions used correspond to.

Post-Employment Plans	As of March 31,	As of December 31,
	2025	2024
Mortality chart	RV-2014	RV-2014
Termination of contract rate	5.0%	5.0%
Impairment chart	PDT 1985	PDT 1985

The movement in the period for post-employment benefits is as follows:

	As of March 31,	As of December 31,
	2025	2024
	Ch$mn	Ch$mn
Assets for defined post-employment benefits	**4,238**	**4,107**
Commitments for defined benefit plans		
With active personnel	(3,256)	(3,138)
Caused by inactive personnel	–	–
Minus:		
Unrecognized actuarial (gains) losses	–	–
Balances at the end of the period	**982**	**969**

NOTE 37 – EXPENSES FROM OBLIGATIONS TO EMPLOYEES, continued

The period cash flow for post-employment benefits is as follows:

	As of March 31,	As of December 31,
	2025	2024
	Ch$mn	Ch$mn
Fair value of plan assets		
Balance at the beginning of the period	**4,107**	**5,260**
Expected return on insurance contracts	(186)	574
Employer contributions	317	1,308
Actuarial (gains) losses	-	-
Premiums paid	-	-
Benefits paid	-	(3,035)
Fair value of plan assets at the end of the period	**4,238**	**4,107**
Present value of obligations		
Present value of the obligations at the beginning of the period	**(3,138)**	**(5,027)**
Net incorporation of companies into the Group	-	-
Current period service costs	(205)	1,889
Reduction/settlement effects	-	-
Benefits paid	-	-
Past service costs	-	-
Actuarial (gains) losses	-	-
Other movements	87	-
Present value of obligations at the end of the period	**(3,256)**	**(3,138)**
Net balance at the end of the period	**982**	**969**

Expected performance of the Plan:

	As of March 31,	As of December 31,
	2025	2024
Expected rate of return on plan assets	UF + 2,50% per year	UF + 2,50% per year
Expected rate of return on redemption rights	UF + 2,50% per year	UF + 2,50% per year

Costs related to the Plan:

	As of March 31,	As of December 31,
	2025	2024
	Ch$mn	Ch$mn
Current period service costs	**(205)**	**1,889**
Interest cost	-	-
Expected return on plan assets	(186)	574
Extraordinary allocations	-	-
Actuarial (gains)/losses recorded in the period	-	-
Past service cost	-	-
Other	-	-
Total	**(391)**	**2,463**

NOTE 38 - ADMINISTRATIVE EXPENSE

As of March 31, 2025, and 2024, Administrative Expenses is composed of the following items:

	As of March 31,	
	2025	2024
	Ch$mn	Ch$mn
General administrative expenses	**(58,001)**	**(55,827)**
Expenses for short-term lease agreements	(2,847)	(5,103)
Expenses for low-value leases	-	-
Other expenses for lease obligations	(10)	(12)
Maintenance and repair of fixed assets	(6,021)	(6,601)
Insurance premiums except to cover operational risk events	(1,278)	(1,447)
Office Supplies	(1,334)	(1,456)
IT and communication expenses	(32,463)	(23,235)
Lighting, heating, and other utilities	(2,032)	(1,032)
Security and valuables transport services	(4,376)	(5,510)
Representation and personnel travel expenses	(1,217)	(669)
Judicial and notarial expenses	(297)	(183)
Fees for review and audit of the financial statements by the external auditor	(346)	(461)
Fees for advisory and consultancy services provided by the external auditor	-	-
Fees for advisory and consultancy services provided by other audit firms	(44)	(44)
Fees for securities classification	-	-
Fees for other technical reports	(1,321)	(1,601)
Fines applied by the FMC	-	-
Fines applied by other bodies	-	-
Other general administrative expenses	(4,415)	(8,473)
Outsourced services	**(41,816)**	**(23,877)**
Data processing	(33,250)	(10,704)
Technology development, certification and technology testing service	(286)	(793)
External human resources management and external staffing service	-	(1)
Valuation service	-	-
Call Centre service for sales, marketing, quality control and customer service	-	-
External collection service	(73)	(90)
Outsourced ATM management and maintenance services	-	(60)
External cleaning service, catering, custody of files and documents, furniture and equipment storage.	(1,125)	(1,058)
Product sales and distribution services	-	-
External credit appraisal service	(1,115)	(986)
Other outsourced services	(5,967)	(10,185)
Board expenses	**(451)**	**(436)**
Remuneration of the Board of Directors	(451)	(436)
Other Board Expenses	-	-
Marketing expenses	**(5,614)**	**(6,200)**
Taxes, contributions, fees	**(4,840)**	**(5,922)**
Real estate contributions	(703)	(791)
Licenses	(381)	(822)
Other taxes	(179)	-
Contribution to the FMC (ex-SBIF)	(3,577)	(4,309)
Other legal charges	-	-
Total	**(110,722)**	**(92,262)**

1NOTE 39 - DEPRECIATION AND AMORTIZATION

The amounts corresponding to depreciation and amortization expenses as of March 31, 2025, and 2024 are detailed below:

	As of March 31,	
	2025	2024
	Ch$mn	Ch$mn
Amortization of intangible assets	(12,533)	(14,388)
Depreciation of fixed assets	(12,432)	(11,866)
Depreciation and amortization of assets for rights to use assets in leases	(10,211)	(10,020)
Total Depreciation and Amortization	**(35,176)**	**(36,274)**

The reconciliation between the book value and balances as of March 31, 2025, and 2024, is as follows:

	Depreciation and amortization			
	Fixed assets	Intangible assets	Right-of-use leased assets	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Balance as of January 1, 2025	**(473,998)**	**(342,198)**	**(216,325)**	**(1,032,521)**
Depreciation and amortization charges for the period	(12,432)	(12,533)	(10,211)	(35,176)
Disposals and sales for the period	341	–	7,283	7,624
Impairment	–	–	–	–
Other	(5)	(1)	–	(6)
Balance as of March 31, 2025	**(486,094)**	**(354,732)**	**(219,253)**	**(1,060,079)**

	Depreciation and amortization			
	Fixed assets	Intangible assets	Right-of-use leased assets	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Balance as of January 1, 2024	**(440,627)**	**(281,249)**	**(198,794)**	**(920,670)**
Depreciation and amortization charges for the period	(11,866)	(14,388)	(10,020)	(36,274)
Disposals and sales for the period	2,831	–	3,962	6,793
Impairment	–	–	–	–
Other	–	–	–	–
Balance as of March 31, 2024	**(449,662)**	**(295,637)**	**(204,852)**	**(950,151)**

NOTE 40 - IMPAIRMENT OF NON-FINANCIAL ASSETS

The amounts corresponding to impairment charges to income as of March 31, 2025, and 2024 are detailed below:

	As of March 31,	
	2025	2024
	Ch$mn	Ch$mn
Impairment of investments in companies	-	-
Impairment of intangible assets	(164)	-
Impairment of fixed assets	-	-
Impairment of assets for the right to use leased assets	-	-
Impairment of other assets for investment properties	-	-
Impairment of other assets due to income from ordinary activities generated by contracts with customers	-	-
Acquisition gain through a business combination on highly advantageous terms	-	-
Total	**(164)**	**-**

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2025, and 2024, and as of December 31, 2024

NOTE 41 - CREDIT LOSS EXPENSES

The movement as of March 31, 2025, and 2024, in credit loss expense is summarized as follows:

1. The breakdown of credit loss expenses as of March 31, 2025, and 2024, is as follows:

Breakdown of loan loss expense for the period	As of March 31,	
	2025	2024
	Ch$mn	Ch$mn
Expense of established provisions for credit risk on loans and receivables	(263,127)	(161,657)
Expense on special provisions for credit risk	77,042	1,325
Recovery of charged-off loans	46,858	30,983
Impairment for credit risk on other financial assets not measured at fair value through profit or loss	(274)	95
Total	**(139,501)**	**(129,254)**

2. The flow of provision expenses established for credit risk and credit loss expenses on loans as of March 31, 2025, and 2024, is as follows:

Breakdown of expenditure on established provisions for credit risk and credit loss -}for the period as of March 31, 2025 (Ch$mn)	Loan loss provision expenses in the period					Subtotal	FOGAPE Covid-19 guarantee deductible	Total
	Normal portfolio		Substandard Portfolio	Impaired portfolio				
	Assessment		Assessment	Assessment				
	Individual	Group	Individual	Individual	Group			
Interbank loans								
Provisions established	(82)	-	-	-	-	(82)	-	(82)
Provision released	24	-	-	-	-	24	-	24
Subtotal	(58)	-	-	-	-	(58)	-	(58)
Commercial loans								
Provisions established	(6,011)	(5,107)	(8,155)	(18,750)	(55,580)	(93,603)	(63)	(93,666)
Provision released	6,774	4,101	4,327	14,386	2,144	31,732	1,298	33,030
Subtotal	763	(1,006)	(3,828)	(4,364)	(53,436)	(61,871)	1,235	(60,636)
Mortgage loans								
Provisions established	-	(816)	-	-	(32,662)	(33,478)	-	(33,478)
Provision released	-	682	-	-	27	709	-	709
Subtotal	-	(134)	-	-	(32,635)	(32,769)	-	(32,769)
Consumer loans								
Provisions established	-	(90,601)	-	-	(94,793)	(185,394)	-	(185,394)
Provision released	-	4,787	-	-	10,943	15,730	-	15,730
Subtotal	-	(85,814)	-	-	(83,850)	(169,664)	-	(169,664)
Expense of established provisions for credit risk on loans and receivables	705	(86,954)	(3,828)	(4,364)	(169,921)	(264,362)	1,235	(263,127)
Recovery of charged-off loans								
Interbank loans								-
Commercial loans								22,866
Residential mortgage loans								13,581
Consumer loans								10,411
Subtotal								46,858
Total								**(216,269)**

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2025, and 2024, and as of December 31, 2024

NOTE 41 - CREDIT LOSS EXPENSES, continued

Breakdown of expenditure on established provisions for credit risk and credit loss -}for the period as of March 31, 2024 (Ch$mn)	Loan loss provision expenses in the period					Subtotal	FOGAPE Covid-19 guarantee deductible	Total
	Normal portfolio Assessment		Substandard Portfolio Assessment	Impaired portfolio Assessment				
	Individual	Group	Individual	Individual	Group			
Interbank loans								
Provisions established	(2)	-	-	-	-	(2)	-	(2)
Provision released	121	-	-	-	-	121	-	121
Subtotal	**119**	**-**	**-**	**-**	**-**	**119**	**-**	**119**
Commercial loans								
Provisions established	(4,749)	(5,677)	(3,848)	(24,785)	(33,610)	(72,669)	-	(72,669)
Provision released	3,638	4,130	2,185	7,095	8,806	25,854	1,973	27,827
Subtotal	**(1,111)**	**(1,547)**	**(1,663)**	**(17,690)**	**(24,804)**	**(46,815)**	**1,973**	**(44,842)**
Mortgage loans								
Provisions established	-	(1,209)	-	-	(28,294)	(29,503)	-	(29,503)
Provision released	-	-	-	-	-	-	-	-
Subtotal	**-**	**(1,209)**	**-**	**-**	**(28,294)**	**(29,503)**	**-**	**(29,503)**
Consumer loans								
Provisions established	-	(4,079)	-	-	(88,480)	(92,559)	-	(92,559)
Provision released	-	1,587	-	-	3,541	5,128	-	5,128
Subtotal	**-**	**(2,492)**	**-**	**-**	**(84,939)**	**(87,431)**	**-**	**(87,431)**
Expense of established provisions for credit risk on loans and receivables	**(992)**	**(5,248)**	**(1,663)**	**(17,690)**	**(138,037)**	**(163,630)**	**1,973**	**(161,657)**
Recovery of charged-off loans								
Interbank loans								-
Commercial loans								15,101
Residential mortgage loans								8,412
Consumer loans								7,470
Subtotal								**30,983**
Total								**(130,674)**

NOTE 41 - CREDIT LOSS EXPENSES, continued

The balances of special provisions for credit risk expenses as of March 31, 2025, and 2024 is as follows:

	As of March 31,	
Breakdown of expenses of special provisions for credit risk for the period	**2025**	**2024**
	Ch$mn	**Ch$mn**
Provision expense for contingent loans	(16,808)	1,363
Interbank loans	–	–
Commercial loans	3,540	1,465
Consumer loans	(20,348)	(102)
Expense of provisions for local risk in operations with debtors abroad	(52)	(38)
Expense of special provisions for loans abroad	–	–
Expense of additional provisions for loans	93,902	–
Commercial loans	–	–
Residential mortgage loans	–	–
Consumer loans	93,902	–
Expense of provision for adjustments to the minimum required provision for the normal portfolio with individual Assessment	–	–
Expense of provisions established for credit risk as a result of additional prudential requirements	–	–
Total	**77,042**	**1,325**

NOTE 42 - RESULTS FROM DISCONTINUED OPERATIONS

The Bank currently has no results from discontinued operations.

NOTE 43 - TRANSACTION WITH RELATED PARTIES

'Related parties' refers to the Bank as well as its subsidiaries and associates, including 'key personnel' of the Bank's management (members of the Bank's Board of Directors and the managers of Banco Santander-Chile and its affiliates, together with their close relatives), as well as entities over which the key personnel may exercise significant influence or control.

Furthermore, the Bank considers the various companies comprising Grupo Santander worldwide to be related parties, on the understanding that they all have a common parent company, which is Banco Santander SA (based in Spain).

Article 89 of the Chilean Corporation Law, which also applies to banks, provides that any transaction with a related party must be carried out on fair terms and conditions similar to those normally prevailing in the market.

Additionally, Article 84 of the General Banking Law limits credits granted to related parties and prohibits granting credits to the Bank's directors, general managers, or general representatives.

The Bank's transactions with its related parties are listed below. For ease of understanding, we have divided the information into four categories:

Grupo Santander companies

This category includes entities belonging to Grupo Santander worldwide and also includes entities over which the Bank exercises some degree of control (dependent and special purposes entities).

Associated companies

This category includes those entities over which the Bank, as indicated in Note 1(b) of these Consolidated Financial Statements, exercises some degree of influence and, in general, corresponds to the so-called 'business support companies'.

Key personnel

This category includes the members of the Bank's Board of Directors and Upper Management of Banco Santander-Chile and its affiliates, together with their close relatives.

Other

This category includes those related parties not included in the groups described above, and which generally correspond to those entities over which key personnel can exercise noteworthy influence or control.

The terms for transactions with related parties are equivalent to those of transactions made under market conditions or to which the corresponding considerations in kind have been attributed.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2025, and 2024, and as of December 31, 2024

NOTE 43 - TRANSACTION WITH RELATED PARTIES, continued

a.   Loans to related parties

Loans and receivables, as well as contingent loans corresponding to related entities, are shown below:

The movement of loans with related parties during the financial periods of 2025 and 2024, is as follows:

	As of March 31,				As of December 31,			
	2025				2024			
	Group companies	Associated companies	Key personnel	Other	Group companies	Associated companies	Key personnel	Other
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Loans and receivables								
Commercial loans	929,182	6,839	2,620	869	922,232	23,570	2,557	875
Mortgage loans	-	-	32,572	-	-	-	33,179	-
Consumer loans	-	-	3,159	-	-	-	3,729	-
Loans and receivables	**929,182**	**6,839**	**38,351**	**869**	**922,232**	**23,570**	**39,465**	**875**
Provision for loan losses	(739)	(14)	(360)	(37)	(809)	(28)	(498)	-
Net loans	**928,443**	**6,825**	**37,991**	**832**	**921,423**	**23,542**	**38,967**	**875**
Guarantee	**1,031**	**-**	**31,590**	**110**	**1,031**	**-**	**31,489**	**115**
Contingent loans								
Guarantees and sureties	-	-	-	-	-	-	-	-
Letters of credit	335	-	-	-	9,787	-	-	-
Transactions with contingent events	30,310	-	-	393	20,313	-	-	394
Contingent loans	**30,645**	**-**	**-**	**393**	**30,100**	**-**	**-**	**394**
Provisions for contingent loans	(25)	-	-	(8)	(21)	-	-	(8)
Net contingent loans	**30,620**	**-**	**-**	**385**	**30,079**	**-**	**-**	**386**

	As of March 31,				As of December 31,			
	2025				2024			
	Group companies	Associated companies	Key personnel	Other	Group companies	Associated companies	Key personnel	Other
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Balance as of January 1,	**952,332**	**23,570**	**39,465**	**1,269**	**752,817**	**49,284**	**39,469**	**1,321**
Loans granted	16,987	-	1,878	19	274,130	4,025	13,638	90
Loans paid	(9,492)	(16,731)	(2,992)	(26)	(74,615)	(29,739)	(13,642)	(142)
Total	**959,827**	**6,839**	**38,351**	**1,262**	**952,332**	**23,570**	**39,465**	**1,269**

(*) As of March 31, 2025, and December 31, 2024, loans corresponding to group companies outside the scope of consolidation amounted to Ch$212,620 million and $209,358 million, respectively.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2025, and 2024, and as of December 31, 2024

NOTE 43 - TRANSACTION WITH RELATED PARTIES, continued

b.   The assets and liabilities for related party transactions as of March 31, 2025, and December 31, 2024, are as follows:

Assets and liabilities from transactions with related parties

Types of assets and liabilities held with related parties As of March 31, 2025 (MM$)	Type of related party			
	Group companies	Associated companies	Key personnel	Other
ASSETS				
Cash and deposits in banks	375,459	–	–	–
Financial assets held for trading at fair value through profit or loss	–	–	–	–
Derivative contracts	1,152,757	946	–	–
Other assets	909,062	846,640	–	–
LIABILITIES				
Financial liabilities held for trading at fair value through profit or loss				
Derivative contracts	1,761,358	1,282	–	–
Financial liabilities at amortized cost				
Deposits and other demand liabilities	31,931	715	3,424	239
Time deposits and other term equivalents	109,530	–	6,918	145
Obligations under repurchase and securities lending agreements	208,876	–	–	–
Interbank borrowing	73,304	–	–	–
Debt and regulatory capital financial instruments issued	947,407	–	–	–
Other liabilities	**233,496**	**747,268**	**–**	**–**

Types of assets and liabilities held with related parties As of December 31, 2024 (Ch$mn)	Type of related party			
	Group companies	Associated companies	Key personnel	Other
ASSETS				
Cash and deposits in banks	162,452	–	–	–
Financial assets held for trading at fair value through profit or loss				
Derivative contracts	1,120,543	11,134	–	–
Other assets	885,307	686,884	–	–
LIABILITIES				
Financial liabilities held for trading at fair value through profit or loss				
Derivative contracts	1,757,184	13,143	–	–
Financial liabilities at amortized cost				
Deposits and other demand liabilities	28,446	1,007	3,260	407
Time deposits and other term equivalents	140,475	–	4,996	69
Obligations under repurchase and securities lending agreements	265,474	–	–	–
Interbank borrowing	85,325	–	–	–
Debt and regulatory capital financial instruments issued	941,320	–	–	–
Other liabilities	236,998	664,461	**–**	**–**

NOTE 43 - TRANSACTION WITH RELATED PARTIES, continued

c.   Income and expenses from related party transactions

Type of income and expenses from related party transactions as of March 31, 2025 (Ch$mn)	Group companies	Associated companies	Key personnel	Other
Interest and adjustment income and expenses	(4,921)	240	666	19
Commission and service income and expenses	46,194	(13,802)	55	5
Net financial results (*)	(96,747)	(47,984)	-	-
Other operating income and expenses	2,867	(707)	-	-
Remuneration and expenses of key personnel	-	-	(11,017)	-
Administrative and other expenses	(24,917)	(1,184)	-	-

(*)   This primarily pertains to derivative contracts used to financially hedge the exchange rate risk of assets and liabilities covering positions of the Bank and its affiliates

Type of income and expenses from relatedparty transactions as of March 31, 2024 (Ch$mn)	Group companies	Associated companies	Key personnel	Other
Interest and adjustment income and expenses	(6,588)	884	465	(8)
Commission and service income and expenses	44,918	22,689	52	6
Net financial results (*)	320,960	204,010	-	-
Other operating income and expenses	173	(551)	-	-
Remuneration and expenses of key personnel	-	-	(11,885)	-
Administrative and other expenses	(27,908)	(1,129)	-	-

(*)   This primarily pertains to derivative contracts used to financially hedge the exchange rate risk of assets and liabilities covering positions of the Bank and its affiliates.

NOTE 43 - TRANSACTION WITH RELATED PARTIES, continued

d. Individual transactions in the period with related parties that are legal entities that are not normal business transactions with customers in general and that involve a transfer of resources, services or obligations of more than UF 2,000, per paragraph 9 of IAS 24.

As of March 31, 2025	Country of residence	Nature of the Relationship with the Bank	Description of the transaction			Transactions on matching terms to those with mutual independence between the parties	Effect on the income statement		Effect on the balance sheet	
Company name			Type of service	Term	Renewal conditions		Revenues Ch$mn	Expenses Ch$mn	Receivables Ch$mn	Payables Ch$mn
Banco Santander, S.A.	Spain	Group	Consulting Services	Monthly	As contracted	Yes	0	4,787	0	4,762
Santander Back-Offices Globales Mayoristas, S.A.	Spain	Group	Back Office services	Monthly	As contracted	Yes	0	734	0	0
Santander Factoring S.A.	Chile	Group	Leases, Custody and Portal	Monthly	As contracted	Yes	11	98	20	56
Gesban Santander Servicios Profesionales Contables Limitada	Chile	Group	Accounting Services	Monthly	As contracted	Yes	15	178	0	0
Santander Investment Chile Limitada	Chile	Group	Leases	Monthly	As contracted	Yes	0	1,266	6	310
Santander Global Technology and Operations Chile limitada	Chile	Group	IT Services	Monthly	As contracted	Yes	0	605	0	619
Universia Chile S.A.	Chile	Group	Institutional Services	Monthly	As contracted	Yes	2	117	0	2
Aquanima Chile S.A.	Chile	Group	Procurement Services	Monthly	As contracted	Yes	0	493	0	505
Santander Asset Management S.A. Administradora General de Fondos	Chile	Group	Leases and Other	Monthly	As contracted	Yes	0	21	9,350	21
Centro de Compensación Automatizado S.A.	Chile	Associated	Derivatives clearing	Monthly	As contracted	Yes	0	551	0	0
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Chile	Associated	Card operator	Monthly	As contracted	Yes	0	169	0	0
Zurich Santander Seguros Generales Chile S.A.	Chile	Associated	Channel Usage Services	Monthly	As contracted	Yes	51	0	1,896	0
F1rst Tecnologia e Inovação Ltda.	Brazil	Group	IT Services and Service Desk	Monthly	As contracted	Yes	0	2,893	0	0
Santander Global Technology and Operations, S.L. Unipersonal	Spain	Group	IT services and Ops,	Monthly	As contracted	Yes	0	13,553	104	0
Klare Corredora de Seguros S.A.	Spain	Group	Digital payments	Monthly	As contracted	Yes	19	0	286	0

NOTE 43 - TRANSACTION WITH RELATED PARTIES, continued

As of December 31, 2024	Country of residence	Nature of the Relationship with the Bank	Description of the transaction			Transactions on matching terms to those with mutual independence between the parties	Effect on the income statement		Effect on the balance sheet	
Company name			Type of service	Term	Renewal conditions		Revenues Ch$mn	Expenses Ch$mn	Receivables Ch$mn	Payables Ch$mn
Banco Santander, S.A.	Spain	Group	Consulting Services	Monthly	As contracted	Yes	-	21,898	-	1,264
Santander Back-Offices Globales Mayoristas, S.A.	Spain	Group	Back Office services	Monthly	As contracted	Yes	-	3,554	-	-
Santander Chile Holding S.A.	Chile	Group	Leases	Monthly	As contracted	Yes	266	-	1	-
Santander Factoring S.A.	Chile	Group	Leases, Custody and Portal	Monthly	As contracted	Yes	44	412	20	103
Bansa Santander S.A.	Chile	Group	Leases and Other	Monthly	As contracted	Yes	4	83	-	-
Gesban Santander Servicios Profesionales Contables Limitada	Chile	Group	Accounting Services	Monthly	As contracted	Yes	57	762	-	-
Santander Global Services, S.L. Unipersonal	Spain	Group	Consulting services	Monthly	As contracted	Yes	-	643	-	-
Santander Investment Chile Limitada	Chile	Group	Leases	Monthly	As contracted	Yes	-	4,925	3	310
Santander Global Technology and Operations Chile limitada	Chile	Group	IT Services	Monthly	As contracted	Yes	-	372	-	14
Universia Chile S.A.	Chile	Group	Institutional Services	Monthly	As contracted	Yes	7	435	-	84
Aquanima Chile S.A.	Chile	Group	Procurement Services	Monthly	As contracted	Yes	-	1,904	-	351
Santander Asset Management S.A. Administradora General de Fondos	Chile	Group	Leases and Other	Monthly	As contracted	Yes	-	483	9,335	81
Centro de Compensación Automatizado S.A.	Chile	Associated	Derivatives clearing	Monthly	As contracted	Yes	-	3,501	-	-
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Chile	Associated	Card operator	Monthly	As contracted	Yes	-	733	-	-
Zurich Santander Seguros Generales Chile S.A.	Chile	Associated	Channel Usage Services	Monthly	As contracted	Yes	187	-	1,883	-
F1rst Tecnologia e Inovação Ltda.	Brazil	Group	IT Services and Service Desk	Monthly	As contracted	Yes	-	26,816	-	-
Santander Global Technology and Operations, S.L. Unipersonal	Spain	Group	IT services and Ops,	Monthly	As contracted	Yes	-	57,379	132	-
PagoNxt Trade Services, S.L.	Spain	Group	Digital payments	Monthly	As contracted	Yes	-	620	-	-
Klare Corredora de Seguros S.A.	Chile	Group	Leases	Monthly	As contracted	Yes	78	-	267	-
Universia Holding, S.L.	Spain	Group	Institutional Services	Monthly	As contracted	Yes	-	77	-	-
Santander Global Cards & Digital Solutions, S.L.	Spain	Group	Institutional Services	Monthly	As contracted	Yes	-	515	-	-

NOTE 43 - TRANSACTION WITH RELATED PARTIES, continued

Payments to the Board of Directors and key personnel of the Bank's Management and its subsidiaries

The remuneration received by key management personnel, including the members of the Bank's Board of Directors and Banco Santander-Chile's managers, are presented under the item 'Remuneration and personnel expenses' and/or 'Administrative expenses' in the Interim Consolidated Financial Statements and corresponds to the following:

	As of March 31,	
	2025	**2024**
	Ch$mn	**Ch$mn**
Salaries	5,575	5,631
Remuneration of the Board of Directors	451	436
Bonuses	4,855	4,171
Stock-based compensation	(303)	988
Seniority compensation	–	6
Health funds	104	97
Other personnel costs funds	130	252
Pension plans		(1,251)
Total	**11,017**	**11,885**

Composition of the Board of Directors and key management personnel of the Bank and its subsidiaries

Composition of the Board of Directors and Key Management Personnel of the Bank and its subsidiaries	As of March 31,	
	2025	**2024**
	Ch$mn	**Ch$mn**
Directors	11	11
Managers	131	127
Total	**142**	**138**

NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

Fair value is defined as the price that would be received in the event of a sale of an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (i.e. an exit price), regardless of whether that figure is directly observable or estimated using another valuation technique. The fair value measurement assumes that the transaction to sell the asset or transfer the liability takes place in the principal market for the asset or liability or the most advantageous market for the asset or liability.

For those financial instruments for which market prices are not available, fair values have been estimated using recent transactions in similar instruments or, if not possible, the current values or other valuation techniques based on mathematical valuation models sufficiently validated by the international financial community. In using these models, the specific features of the asset or liability to be valued and, in particular, the different types of risks related to the asset or liability are considered.

These techniques are inherently subjective and significantly affect the assumptions used, including the discount rate, estimates of future cash flows and prepayment assumptions. Therefore, the fair value of an asset or liability may not coincide exactly with the price at which the asset or liability could be delivered or settled on its valuation date and may not be justified by comparison with independent markets.

Determining the fair value of financial instruments

The following is a comparison between the book value of the Bank's financial assets and liabilities and their corresponding fair values as of March 31, 2025, and December 31, 2024:

	As of March 31, 2025		As of December 31, 2024	
	Book value	Fair value	Book value	Fair value
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Assets				
Financial assets held for trading at fair value through profit or loss	**11,329,758**	**11,329,758**	**12,639,097**	**12,639,097**
Financial derivatives contracts	11,146,983	11,146,983	12,309,770	12,309,770
Debt financial instruments	182,775	182,775	329,327	329,327
Financial assets at fair value through other comprehensive income	**3,442,144**	**3,442,144**	**2,762,388**	**2,762,388**
Debt financial instruments	3,334,012	3,334,012	2,687,485	2,687,485
Other financial instruments	108,132	108,132	74,903	74,903
Financial derivative contracts for hedge accounting	**403,475**	**403,475**	**843,628**	**843,628**
Debt financial instruments at amortized cost	**45,153,862**	**45,980,710**	**45,285,503**	**45,815,121**
Debt financial instruments	5,367,866	4,761,345	5,176,005	5,207,697
Interbank loans and receivables from clients	39,785,996	41,219,365	40,109,498	40,607,424
Guarantees provided for derivative financial transactions	**1,891,104**	**1,891,104**	**1,847,101**	**1,847,101**
Liabilities				
Financial liabilities held for trading at fair value through profit or loss	**10,873,073**	**10,873,073**	**12,155,024**	**12,155,024**
Financial derivatives contracts	10,873,073	10,873,073	12,155,024	12,155,024
Financial derivative contracts for hedge accounting	**926,242**	**926,242**	**898,394**	**898,394**
Financial liabilities at amortized cost	**45,173,257**	**45,530,067**	**46,635,076**	**46,705,881**
Deposits and other demand liabilities	13,301,733	13,301,733	14,260,609	14,260,609
Time deposits and other term equivalents	17,305,982	17,495,039	17,098,625	17,249,068
Interbank borrowing	4,131,043	4,268,870	4,337,947	4,357,838
Debt and regulatory capital financial instruments issued	10,230,369	10,260,295	10,737,354	10,637,825
Other financial liabilities	204,130	204,130	200,541	200,541
Guarantees received for financial derivative transactions	**1,602,258**	**1,602,258**	**1,832,345**	**1,832,345**

The fair value approximates, due to their short-term nature, the book value of the following items: cash and bank deposits, cash items in collection process and securities lending and repurchase agreements. Furthermore, the fair value estimates presented above are not intended to estimate the value of the Bank's profits generated by its business or future activities. They, therefore, do not represent the value of the Bank as a going concern. The methods used to estimate the fair value of financial instruments are detailed below.

NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued

1. **Debt financial instruments**

The estimated fair value of these financial instruments was established using market values or estimates from an available dealer or quoted market prices of similar financial instruments. Investments are valued at carrying value (recorded) as they are not considered to have a fair value significantly different from their historical one. To estimate the fair value of debt investments, other variables and additional elements (where applicable) were considered, including the estimated prepayment rates and the credit risk of the issuers.

2. **Loans and receivables from clients and Interbank loans**

The fair value of commercial, mortgage, credit cards and consumer loans are measured using discounted cash flow analysis. For this purpose, prevailing market interest rates are used regarding the product, term, amount and similar credit quality. The fair value of loans overdue by 90 days or more is measured using the market value of the associated collateral, discounted at the expected realization rate and term.

The estimated fair value is based on the book value for variable-rate loans whose interest rates frequently change (monthly or quarterly) and are not subject to any significant change in credit risk. The account balances and fair values are presented net of provisions for credit risk.

3. **Deposits and other demand obligations**

The disclosed fair value of non-interest-bearing deposits and savings accounts is the amount payable at the reporting date and equal to the book value. The fair value of time deposits is calculated using the discounted cash flow method, which applies current interest rates offered to a schedule of monthly maturities expected in the market.

4. **Short and long-term issued debt instruments**

The fair value of these financial instruments is calculated using a discounted cash flow analysis based on the current incremental lending rates for similar loan types with similar maturities.

5. **Financial derivatives and hedge accounting contracts**

The estimated fair value of foreign exchange forward contracts was calculated using quoted market prices for financial instruments with similar characteristics.

The fair value of interest rate swaps represents the estimated amount the Bank determines as the exit price under IFRS 13. If there are no quoted market prices (direct or indirect) for any derivative instruments, the respective fair value estimates are calculated using valuation models and techniques such as Black-Scholes, Hull and Monte Carlo simulations. It considers relevant inputs such as option volatility, observable correlations between underlying values, counterparty credit risk, implied price volatility, the speed with which volatility reverts to its mean value and the linear relationship (correlation) between the value of a variable.

Fair value measurement and hierarchy

IFRS 13 'Fair Value Measurement' establishes a fair value hierarchy, which segregates the valuation technique's inputs and/or assumptions used to measure the fair value of financial instruments. The hierarchy prioritizes unadjusted quoted prices in active markets for identical assets or liabilities (level 1). The lowest priority is given to significant inputs with unobservable data (level 3 measures). The three levels of the fair value hierarchy are as follows:

• Level 1: inputs are quoted (unadjusted) prices in active markets for identical assets and liabilities that the Bank can access at the measurement date.

• Level 2: inputs other than quoted prices included in Level 1, which can be observed directly or indirectly for assets or liabilities.

• Level 3: unobservable input for the asset or liability.

The estimated fair value of foreign exchange forward contracts was calculated using quoted market prices for financial instruments with similar characteristics.

NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued

The fair value of interest rate swaps represents the estimated amount the Bank expects to receive or pay to terminate the contracts or agreements, considering the term structures of the interest rate curve, volatility of the underlying and the credit risk of the counterparties.

In cases in which quotes cannot be observed, management makes its best estimate of the price that the market would set using its internal models, which in most cases use data based on observable market parameters as significant inputs (Level 2) and, in limited cases, use significant inputs that are not observable in market data (Level 3). Various techniques are used to estimate it, including extrapolating observable market data.

Financial instruments at fair value and determined by published quotations in active markets (Level 1) comprise:

- Instruments of the Chilean Central Bank and the General Treasury of the Republic.

- Instruments issued abroad.

- Mutual Funds.

If the instruments are not 100% market observable, the price is a function of other market observable prices (Level 2). The following financial instruments are classified in level 2:

Type of financial instrument	Valuation model used	Description
Mortgage and private bonds	Present value of cash flows	RiskAmerica provides the internal rates of return (IRR) according to the following criteria: On the valuation day, if there are one or more valid transactions in the Santiago Stock Exchange for a given mnemonic code, the reported rate is the weighted average of said rates. If there are no valid transactions for a given mnemonic data on the valuation day, the reported rate is an 'IRR baseline' from a reference structure plus a 'Model Spread' based on information from historical spreads of the same or similar documents.
Time deposits	Present value of cash flows	RiskAmerica provides the internal rates of return (IRR) according to the following criteria: On the valuation day, if there are one or more valid transactions in the Santiago Stock Exchange for a given mnemonic code, the reported rate is the weighted average of said rates. If there are no valid transactions for a given mnemonic code on the valuation day, the reported rate is an 'IRR baseline' from a reference structure plus a 'Model Spread' based on the 'Issuer curves'.
Constant Maturity Swap (CMS), Forward FX and Inflation, Cross Currency Swap (CCS), Interest Rate Swap (IRS)	Present value of cash flows	Rates (IRR) are provided by ICAP, GFI, Tradition and Bloomberg according to the following criteria: The published market prices are used to construct the valuation curve using the bootstrapping method, and then this curve is used to value the various derivatives.
FX Options	Black-Scholes	Formula adjusted by the volatility smile (implied volatility). BGC Partners provide prices (volatilities) according to the following criteria: The volatility surface is built through interpolation using published market prices, and these volatilizes are then used to value the options.
Guarantees for threshold transactions, guarantee deposits	Present value of cash flows	Transactions related to derivatives contracts such as Constant Maturity Swap (CMS), Forward FX and Inflation, Cross Currency Swap (CCS), Interest Rate Swap (IRS) and FX Options.

In limited cases, unobservable inputs are used in market data (Level 3). Various techniques are used to estimate this, including extrapolating observable market data or a mix of observable data.

NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued

The following financial instruments are classified at level 3:

Type of financial instrument	Valuation model used	Description
Caps/Floors/Swaptions	Black Normal model for Cap/Floors and Swaptions	There is no observable input of implied volatility.
	Black-Scholes	There is no observable input of implied volatility.
	Hull-White	Hybrid HW model for rates and Brownian motion for FX. There is no observable input of implied volatility.
	Implicit Forward Rate Agreement (FRA)	Start Fwd is unsupported by Murex (platform) due to the UF forward estimate.
CCS, IRS, CMS in Active Bank Rate (TAB)	Present value of cash flows	Valuation obtained using yield curve interpolating to maturity of flows. Nevertheless, TAB is not a directly observable variable nor correlated to any market input.
	Present value of cash flows	Valuation using prices of instruments with similar characteristics plus a liquidity charge-off rate.
CCS (maturities over 30 years)	Present value of cash flows	Rates (IRR) are provided by ICAP, GFI, Tradition and Bloomberg according to the following criteria: The published market prices are used to construct the valuation curve using the bootstrapping method and then this curve is used to value the various derivatives.
Recognition bonds	Spread over risk-free	Valuation by the stochastic dynamic model to obtain the discount rate.
Receivables accounts valued at fair value	Present value of cash flows	Measured by discounting the estimated cash flow using the interest rate of the new contracts.
Mortgage bonds	Present value of cash flows	The rates (IRR) are provided by RiskAmérica according to the following criteria: If on the valuation date there is one or more valid transactions on the Santiago Stock Exchange for a specific security code, the reported rate is the weighted average (by amount) of the observed rates. If there are no valid transactions for a given security code on the valuation date, the reported rate is a "base IRR" derived from a reference curve, plus a "Model Spread" based on historical spread data for the same instrument or similar ones.

The Bank estimates that any changes in the unobservable inputs for instruments classified as level 3 would not result in significant differences in the fair value measurement.

The following table presents the assets and liabilities that are measured at fair value constantly:

	Fair value measurements			
As of March 31,	**2025**	**Level 1**	**Level 2**	**Level 3**
	Ch$mn	**Ch$mn**	**Ch$mn**	**Ch$mn**
Assets				
Financial assets held for trading at fair value through profit or loss	11,329,758	182,775	11,140,336	6,647
Financial derivatives contracts	11,146,983	-	11,140,336	6,647
Debt financial instruments	182,775	182,775	-	-
Financial assets at fair value through other comprehensive income	3,442,144	3,329,454	-	112,690
Debt financial instruments	3,334,012	3,329,454	-	4,558
Other financial instruments	108,132	-	-	108,132
Financial derivative contracts for hedge accounting	403,475	-	403,475	-
Guarantee money deposits	1,891,104	-	1,891,104	-
Total	17,066,481	3,512,229	13,434,915	119,337
Liabilities				
Financial liabilities held for trading at fair value through profit or loss	10,873,073	–	10,873,072	1
Financial derivatives contracts	10,873,073	–	10,873,072	1
Financial derivative contracts for hedge accounting	926,242	–	926,242	–
Guarantees for threshold operations	1,602,258	–	1,602,258	–
Total	13,401,573	–	13,401,572	1

NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued

		Fair value measurements		
As of December 31,	2024	Level 1	Level 2	Level 3
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Assets				
Financial assets held for trading at fair value through profit or loss	12,639,097	329,327	12,304,162	5,608
Financial derivatives contracts	12,309,770	–	12,304,162	5,608
Debt financial instruments	329,327	329,327	–	–
Financial assets at fair value through other comprehensive income	2,762,388	2,682,479	–	79,909
Debt financial instruments	2,687,485	2,682,479	–	5,006
Other financial instruments	74,903	–	–	74,903
Financial derivative contracts for hedge accounting	843,628	–	843,628	–
Guarantee money deposits	1,847,101	–	1,847,101	–
Total	**18,092,214**	**3,011,806**	**14,994,891**	**85,517**
Liabilities				
Financial liabilities held for trading at fair value through profit or loss	12,155,024	–	12,155,021	3
Financial derivatives contracts	12,155,024	–	12,155,021	3
Financial derivative contracts for hedge accounting	898,394	–	898,394	–
Guarantees for threshold operations	1,832,345	–	1,832,345	–
Total	**14,885,763**	**–**	**14,885,760**	**3**

The following tables present assets and liabilities that are not recurrently measured at fair value in the consolidated statement of financial position:

		Fair value measurements		
As of March 31,	2025	Level 1	Level 2	Level 3
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Assets				
Debt financial instruments at amortized cost				
Debt financial instruments	4,761,345	4,761,345	-	-
Loans and receivables from clients and Interbank loans	41,219,365	-	-	41,219,365
Total	**45,980,710**	**4,761,345**	**-**	**41,219,365**
Liabilities				
Financial liabilities at amortized cost				
Deposits and other demand liabilities	13,301,733	-	-	13,301,733
Time deposits and other term equivalents	17,495,039	-	17,495,039	-
Interbank borrowing	4,268,870	-	4,268,870	-
Debt and regulatory capital financial instruments issued	10,260,295	-	10,260,214	81
Other financial liabilities	204,130	-	204,130	-
Total	**45,530,067**	**-**	**32,228,253**	**13,301,814**

NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued

As of December 31,		Fair value measurements		
	2024	Level 1	Level 2	Level 3
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Assets				
Debt financial instruments at amortized cost				
Debt financial instruments	5,207,697	5,207,697	-	-
Loans and receivables from clients and Interbank loans	40,607,424	-	-	40,607,424
Total	**45,815,121**	**5,207,697**	**-**	**40,607,424**
Liabilities				
Financial liabilities at amortized cost				
Deposits and other demand liabilities	14,260,609	-	-	14,260,609
Time deposits and other term equivalents	17,249,068	-	17,249,068	-
Interbank borrowing	4,357,838	-	4,357,838	-
Debt and regulatory capital financial instruments issued	10,637,825	-	10,637,601	224
Other financial liabilities	200,541	-	200,541	-
Total	**46,705,881**	**-**	**32,445,048**	**14,260,833**

The fair value of other assets and other liabilities approximates its book value.

The methods and assumptions for estimating fair value are defined below:

- Loans and amounts owed by credit institutions and clients: Fair value is estimated for groups of loans with similar characteristics. The fair value was measured by discounting the estimated cash flow using the interest rate of the new contracts. First, the future cash flow of the current loan portfolio is estimated using contractual rates. Then the new loans distributed over the risk-free interest rate are incorporated into the (risk-free) yield curve to calculate the loan portfolio at fair value.

Regarding behavioral assumptions, it is important to underline that a prepayment rate is applied to the loan portfolio, resulting in a more realistic future cash flow.

- Deposit and Bank Borrowings: The fair value of deposits was calculated by discounting the difference between the cash flows on a contractual basis and prevailing market rates for instruments with similar maturities. The book value was considered to approximate the fair value for variable-rate deposits.

- Debt instruments issued and other financial obligations: The fair value of long-term borrowings was estimated using the discounted cash flow to the interest rate presented in the market with similar terms and maturities.

The valuation techniques used to estimate each level are defined in Note 2.

There were no transfers between levels 1 and 2 as of March 31, 2025, and December 31, 2024.

The following table presents the Bank's activity for assets and liabilities recurrently measured at fair value using significant inputs with unobserved data (level 3) as of March 31, 2025, and 2024, and December 31, 2024:

	Assets	Liabilities
	Ch$mn	Ch$mn
Balance as of January 1, 2025	**85,517**	**3**
Total realized and unrealized profit (loss)		
Included in profits	-	-
Included in comprehensive income	(1,496)	-
Acquisitions, issues, liquidations, and placements (net)	24,111	-
Level transfers	11,205	(2)
As of March 31, 2025	**119,337**	**1**
Total profit or loss included in profit or loss as of March 31, 2025 attributable to the change in unrealized profit (loss) relating to assets or liabilities as of December 31, 2024	**33,820**	**(2)**

NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued

	Assets	Liabilities
	Ch$mn	Ch$mn
Balance as of January 1, 2024	**105,711**	**-**
Total realized and unrealized profit (loss)		
Included in profit	(19)	-
Included in comprehensive income	5,015	-
Acquisitions, issues and placements (net)	(35,802)	2
Level transfers	10,612	1
As of December 31, 2024	**85,517**	**3**
Total profit or loss included in profit or loss as of December 31, 2024 attributable to the change in unrealized profit (loss) relating to assets or liabilities as of December 31, 2023	**(20,194)**	**3**

The internal Local Risk Factor Committee, which is held quarterly, reviews the cases in which transfers must be made between the different levels. During the year 2025, the Bank has not carried out reclassifications in instruments that were at level 3 to level 2.

Realized and unrealized profit (loss) included in results as of March 31, 2025, and December 31, 2024, on assets and liabilities recurrently measured at fair value through significant inputs of unobservable data (Level 3) are recorded in the Consolidated Income Statements under 'Net income from financial results'.

The potential effect as of March 31, 2025, and 2024, on the valuation of assets and liabilities measured at fair value on a recurring basis through significant unobservable inputs (Level 3) that would arise from a change in the main assumptions in the case of using other reasonably possible hypotheses that are less favorable or more favorable than those used, is not considered significant for the Bank.

The following tables show the financial instruments subject to offsetting according to IAS 32 for 2025 and 2024:

As of March 31, 2025	Linked financial instruments offset on the balance sheet			Residuals of financial instruments that are not linked and/or not subject to offsetting	Amount in the statement of financial position
	Gross amounts	Amounts offset on the balance sheet	Net amount presented in the balance sheet		
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Assets					
Financial derivatives contracts and hedge accounting (*)	11,351,487	-	9,137,905	2,412,553	11,550,458
Repurchase agreements and securities lending	153,087	-	153,087	-	153,087
Loans and receivables form clients plus interbank loans	-	-	-	39,785,996	39,785,996
Total	**11,590,003**	**-**	**9,376,421**	**42,198,549**	**51,574,970**
Liabilities					
Financial derivatives contracts and hedge accounting (*)	11,509,989	-	9,764,419	2,034,896	11,799,315
Repurchase and securities lending contracts	1,212,769	-	1,212,769	-	1,212,769
Deposits and obligations with banks	-	-	-	34,738,758	34,738,758
Total	**12,722,758**	**-**	**10,977,188**	**36,773,654**	**47,750,842**

(*) These items include guarantees of Ch$1,880,391 million and Ch$1,373,587 million for derivative assets and liabilities, respectively.

NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued

As of December 31, 2024	Linked financial instruments offset on the balance sheet			Residuals of financial instruments that are not linked and/or not subject to offsetting	Amount in the statement of financial position
	Gross amounts	Amounts offset on the balance sheet	Net amount presented in the balance sheet		
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Assets					
Financial derivatives contracts and hedge accounting (*)	12,942,081	—	12,931,746	221,652	13,153,398
Repurchase agreements and securities lending	153,087	—	153,087	—	153,087
Loans and receivables from clients plus interbank loans	—	—	—	40,109,498	40,109,498
Total	**13,095,168**	**—**	**13,084,833**	**40,331,150**	**53,415,983**
Liabilities					
Financial derivatives contracts and hedge accounting (*)	12,738,714	—	12,732,211	321,207	13,053,418
Repurchase and securities lending contracts	276,588	—	276,588	—	276,588
Deposits and obligations with banks	—	—	—	35,697,181	35,697,181
Total	**13,015,302**	**—**	**13,008,799**	**36,018,388**	**49,027,187**

(*) These items include guarantees of Ch$1,840,673 million and Ch$1,594,111 million for derivative assets and liabilities, respectively.

To reduce the credit exposure on its financial derivatives transactions, the Bank has entered into bilateral collateral agreements with its counterparties, establishing the terms and conditions under which they operate. In general terms, collateral (received/delivered) operates when the net fair value of the financial instruments held exceeds the thresholds defined in the respective contracts.

Financial derivative contracts are listed below, according to their collateral agreement:

Financial derivatives contracts and hedge accounting	As of March 31, 2025		As of December 31, 2024	
	Assets	Liabilities	Assets	Liabilities
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Derivative contracts with a zero threshold collateral agreement	8,849,151	9,455,983	12,081,545	11,782,472
Derivative contracts with non-zero threshold collateral agreement	288,711	308,421	850,201	949,739
Derivative contracts without collateral agreement	2,412,596	2,034,911	221,652	321,207
Total financial derivatives	**11,550,458**	**11,799,315**	**13,153,398**	**13,053,418**

NOTE 45 - MATURITY OF FINANCIAL ASSETS AND LIABILITIES ACCORDING TO REMAINING MATURITIES

As of March 31, 2025, and December 31, 2024, the detail of the maturity of financial assets and liabilities according to their remaining maturities is as follows:

As of March 31, 2025	On demand	Up to 1 month	Between 1 to 3 months	Between 3 to 12 months	Between 1 to 3 years	Between 3 to 5 years	More than 5 years	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Financial assets								
Cash and bank deposits	1,947,663	-	-	-	-	-	-	1,947,663
Cash in collection process	956,152	-	-	-	-	-	-	956,152
Financial investments at fair value through results								
Financial derivative contracts and hedge accounting	-	593,432	583,805	2,062,229	2,631,527	2,021,077	3,658,388	11,550,458
Debt financial instruments	-	-		46,280	104,830	1,444	30,221	182,775
Financial assets at fair value through other comprehensive income								
Debt instruments	-	476,905		1,288,500	335,794	708,625	524,188	3,334,012
Loans and account receivable from customers	1,941	3,213	6,426	24,003	24,601	6,460	42,653	109,297
Financial assets at amortized cost								
Rights under repurchase agreements	-	238,613	-	-	-	-	-	238,613
Debt financial instruments (1)	-	-	-	-	664,849	4,313,035	391,094	5,368,978
Interbank loans (2)	62	37,902	46	-	-	-	-	38,010
Loans and account receivable from customers (3)	871,364	3,514,960	3,084,670	5,269,621	8,668,873	4,688,605	14,962,563	41,060,656
Guarantee deposits (margin accounts)	**1,891,104**	**-**	**-**	**-**	**-**	**-**	**-**	**1,891,104**
Total financial assets	**5,668,286**	**4,865,025**	**3,674,947**	**8,690,633**	**12,430,474**	**11,739,246**	**19,609,107**	**66,677,718**

(1) Debt financial instruments are presented on a gross basis; the amount of the provision is Ch$1,112 million.
(2) Amounts due from banks are presented on a gross basis; the amount of the provision is Ch$83 million.

 (3) Loans and receivables are presented on a gross basis; the amount of provisions is Ch$1,312,587 million.

NOTE 45 – MATURITY OF FINANCIAL ASSETS AND LIABILITIES ACCORDING TO REMAINING MATURITIES, continued

As of March 31, 2025	On demand	Up to 1 month	Between 1 to 3 months	Between 3 to 12 months	Between 1 to 3 years	Between 3 to 5 years	More than 5 years	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Financial liabilities								
Cash items in process of being cleared	735,114	–	–	–	–	–	–	735,114
Financial liabilities held for trading at fair value through profit or loss								
Financial derivative contracts and hedge accounting	–	648,538	546,639	2,150,470	2,936,980	1,898,592	3,618,096	11,799,315
Financial liabilities at amortized cost								
Deposits and other demand liabilities	13,301,733	–	–	–	–	–	–	13,301,733
Time deposits and other term equivalents	233,583	8,043,348	4,663,206	3,997,108	337,248	273	31,216	17,305,982
Obligations under repurchase agreements	–	1,212,769	–	–	–	–	–	1,212,769
Interbank borrowing	34,758	118,209	700,391	2,372,864	803,825	95,633	5,363	4,131,043
Issued debt and regulatory capital instruments	–	145,441	532,061	1,666,031	3,109,575	1,305,200	3,472,061	10,230,369
Other financial obligations	–	204,130	–	–	–	–	–	204,130
Obligations for leasing contracts	–	–	–	9,140	21,353	14,102	13,024	57,619
Guarantee deposits (margin accounts)	1,602,258	–	–	–	–	–	–	1,602,258
Total financial liabilities	**15,907,446**	**10,372,435**	**6,442,297**	**10,195,613**	**7,208,981**	**3,313,800**	**7,139,760**	**60,580,332**

NOTE 45 - MATURITY OF FINANCIAL ASSETS AND LIABILITIES ACCORDING TO REMAINING MATURITIES, continued

As of December 31, 2024	On demand	Up to 1 month	Between 1 to 3 months	Between 3 to 12 months	Between 1 to 3 years	Between 3 to 5 years	More than 5 years	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Financial assets								
Cash and deposits in banks	2,695,560	–	–	–	–	–	–	2,695,560
Cash items in process of collection	572,552	–	–	–	–	–	–	572,552
Financial assets at fair value through profit or loss								
Financial derivative contracts and hedge accounting	–	701,349	748,363	2,088,541	3,378,110	2,105,419	4,131,616	13,153,398
Debt financial instruments	–	–	642	–	139,231	108,429	81,025	329,327
Financial assets at fair value through other comprehensive income								
Debt instruments	–	696,961	204	504,208	370,657	426,511	688,944	2,687,485
Loans and account receivable from customers	391	2,687	5,374	20,967	27,253	3,689	15,706	76,067
Financial assets at amortized cost								
Rights under repurchase agreements	–	153,135	–	–	–	–	–	153,135
Debt financial instruments (1)	–	–	–	–	639,842	4,252,887	284,350	5,177,079
Interbank loans (2)	31	31,170	82	–	–	–	–	31,283
Loans and account receivable from customers (3)	797,619	3,457,842	3,065,963	5,530,713	8,692,531	4,710,139	15,037,754	41,292,561
Guarantee deposits (margin accounts)	1,847,101	–	–	–	–	–	–	1,847,101
Total financial assets	**5,913,254**	**5,043,144**	**3,820,628**	**8,144,429**	**13,247,624**	**11,607,074**	**20,239,395**	**68,015,548**

1) Debt financial instruments are presented on a gross basis; the amount of the provision is Ch$1,074 million.

(2) Amounts due from banks are presented on a gross basis; the amount of the provision is Ch$25 million.

(3) Loans and receivables are presented on a gross basis; the amount of provisions is Ch$1,214,321 million.

NOTE 45 - MATURITY OF FINANCIAL ASSETS AND LIABILITIES ACCORDING TO REMAINING MATURITIES, continued

As of December 31, 2024	On demand	Up to 1 month	Between 1 to 3 months	Between 3 to 12 months	Between 1 to 3 years	Between 3 to 5 years	More than 5 years	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Financial liabilities								
Cash items in process of being cleared	497,110	–	–	–	–	–	–	497,110
Financial liabilities at fair value through profit or loss								
Financial derivative contracts and hedge contracts	–	572,712	722,143	1,914,050	3,734,434	2,067,825	4,042,254	13,053,418
Financial liabilities at amortized cost								
Deposits and other demand liabilities	14,260,609	–	–	–	–	–	–	14,260,609
Time deposits and other term equivalents	286,207	7,900,056	4,047,333	4,369,825	464,268	371	30,565	17,098,625
Obligations under repurchase agreements	–	276,588	–	–	–	–	–	276,588
Interbank borrowing	44,803	482,959	368,147	2,469,277	868,932	–	103,829	4,337,947
Issued debt and regulatory capital instruments	–	771,983	295,713	1,578,811	3,215,114	1,299,889	3,575,844	10,737,354
Other financial obligations	–	200,541	–	–	–	–	–	200,541
Obligations for leasing contracts	–	–	–	12,685	24,210	15,583	14,404	66,882
Guarantees received (margin accounts)	1,832,345	–	–	–	–	–	–	1,832,345
Total financial liabilities	**16,921,074**	**10,204,839**	**5,433,336**	**10,344,648**	**8,306,958**	**3,383,668**	**7,766,896**	**62,361,419**

NOTE 46 - FINANCIAL AND NON-FINANCIAL ASSETS AND LIABILITIES BY CURRENCY

The following are the amounts of financial and non-financial assets and liabilities for the most relevant currencies as of March 31, 2025, and December 31, 2024.

	As of March 31, 2025										
	Local Currency			Foreign Currency							
	CLP	CLF	Adjustable by exchange rate	USD	EUR	GBP	CHF	JPY	CNY	COP	Other
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Financial assets	30,601,697	25,880,762	217	6,755,943	163,210	3,834	8,816	50,694	1,832	-	4,565
Non-financial assets	1,671,377	110,920	11	1,788,251	9,239	193	732	6,042	1,078	-	10
TOTAL ASSETS	**32,273,074**	**25,991,682**	**228**	**8,544,194**	**172,449**	**4,027**	**9,548**	**56,736**	**2,910**	**-**	**4,575**
Financial liabilities	37,917,245	6,680,822	25	12,578,922	450,416	2,385	849,853	347,726	3,169	-	89,892
Non-financial liabilities	1,786,380	83,337	57	1,753,758	4,238	1,211	1,350	69	-	-	1,167
TOTAL LIABILITIES	**39,703,625**	**6,764,159**	**82**	**14,332,680**	**454,654**	**3,596**	**851,203**	**347,795**	**3,169**	**-**	**91,059**

	As of December 31, 2024										
	Local Currency			Foreign Currency							
	CLP	CLF	Adjustable by exchange rate	USD	EUR	GBP	CHF	JPY	CNY	COP	Other
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Financial assets	32,445,561	26,137,667	315	6,027,163	229,978	15,389	5,025	84,687	1,557	-	4,473
Non-financial assets	1,619,261	126,631	11	1,755,230	3,489	201	736	316	1,235	-	8
TOTAL ASSETS	**34,064,822**	**26,264,298**	**326**	**7,782,393**	**233,467**	**15,590**	**5,761**	**85,003**	**2,792**	**-**	**4,481**
Financial liabilities	38,933,485	6,769,344	27	12,985,507	467,316	2,864	867,079	339,149	1,566	-	95,855
Non-financial liabilities	1,566,501	107,004	20	1,913,915	9,307	25	1,696	137	31	-	1,271
TOTAL LIABILITIES	**40,499,986**	**6,876,348**	**47**	**14,899,422**	**476,623**	**2,889**	**868,775**	**339,286**	**1,597**	**-**	**97,126**

The fair value of derivative instruments is shown in Chilean Pesos and the notional amount is not included.

NOTE 47 - RISK MANAGEMENT AND REPORTING

General information

The Bank has placed risk management at the center of its activity to ensure that the organization as a whole acts responsibly in the new social context, economic changes, customer demands and the business environment, always aligned with the strong corporate culture and abiding of the legal regulations in force. The risk management and control model are underpinned by a set of common principles, a risk culture integrated into the Bank in its entirety, a strong governance structure, and advanced risk management processes and tools.

Banco Santander's risk management and control principles are mandatory, must always be applied, and comprise the regulatory requirements and best practices. They are:

1. A strong risk culture that all employees follow, that covers all risks, and promotes socially responsible management, contributing to the Bank's long-term sustainability.

2. All employees are responsible for risk management and must know and understand the risks generated by their daily activities. They must avoid taking risks whose impact is unknown or exceeds the Bank's risk appetite limits.

3. Involvement of senior management in ensuring consistent risk management and control through their conduct, actions, and communications. Senior management promotes risk culture, assessing its degree of implementation and monitoring that the profile remains within the levels defined in the Bank's risk appetite.

4. Independence of risk management and control functions.

5. Comprehensive anticipatory risk management and control approach across all businesses and risk types.

6. Proper and comprehensive information management, which enables risks to be identified, assessed, managed and communicated appropriately at the respective levels.

These principles, together with several interconnected tools and processes of the strategy, such as the risk appetite, risk profile assessment, scenario analysis, risk reporting structure, and annual budget processes, all articulate a holistic control structure for the entire Bank.

The Bank has a solid risk culture known as Risk Pro, which defines how risks are understood and managed daily. It is based on the principle that all employees are responsible for risk management, where their classification is fundamental for effective management and control. All identified risks should, therefore, be associated with risk categories to organize their management, control and related information.

The Bank's risk classification enables effective risk management, control and communication. Its corporate risk framework includes the following:

- Credit risk: it is the risk of financial loss arising from the default or deterioration in the credit quality of a customer or counterparty to which Banco Santander Chile has provided financing or has assumed a contractual obligation.

- Market risks: they arise from holding financial instruments whose value may be affected by changes in market conditions; they generally include the following types of risk:

  - Foreign exchange risk, which arises from changes in the exchange rate between currencies.

  - Fair value interest rate risk, which arises from changes in market interest rates.

  - Price risk, which arises from changes in market prices, either due to factors specific to the instrument itself or factors affecting all instruments traded in the market.

  - Inflation risk, which arises due to changes in inflationary indices in Chile, which would apply mainly to financial instruments denominated in UF.

- Liquidity risk: it is the risk that liquid financial resources will not be available to meet obligations as they become due or can only be obtained at a high cost.

- Operational risk: it is the risk of loss due to inadequate or failed internal processes, employees and systems or due to external events. It includes legal risk and conduct risk.

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

- Capital risk: it is the risk that the Bank has insufficient capital quantity and/or quality to meet the minimum requirements to operate as a bank, respond to market expectations regarding its credit capacity and support the growth of its business and any strategies that may emerge per its strategic plan.

Risk governance

The Bank has a robust risk governance structure that pursues effective control of the risk profile, consistent with the appetite defined by the Board. It is based on the distribution of roles among the three lines of defense and a strong committee structure, which is reinforced by the Risk Pro culture that permeates the entire organization. The Bank's model of three lines of defense aims to ensure effective risk management and control:

First line

Business lines and all other risk-creating functions constitute the first lines of defense. These functions must ensure their risks align with the approved risk appetite and corresponding limits. Any unit that originates risk has primary responsibility for managing said risk.

Second line

The areas directly involved in managing Risks, Compliance and Conduct constitute the second line of defense. Their role is to independently monitor and challenge the risk management activities of the first line of defense. These functions ensure risk management complies with the risk appetite defined by the Board and promote a strong risk culture throughout the organization.

Third line

The Internal Audit function regularly assesses that policies, methodologies, and procedures are adequate and effectively implemented in managing and controlling all risks. The risk, compliance and internal audit functions have an adequate level of separation and independence, as well as direct access to the Board and its committees.

Risk committee structure

The Board of Directors is responsible for establishing and monitoring the Bank's risk management structure. It has a corporate governance system aligned with local regulations and international best practices.

Furthermore, it has several high-level committees that are key to risk management, each of which is composed of directors and executive members of Santander's management and are described in detail in the Corporate Governance section of this Report:

1. **Integral Risk Committee (IRC)**

The Board's Integral Risk Committee is the body responsible for advising the Board on the definition of the risk appetite that the business areas may assume and supervising the correct identification, measurement, and control of all risks that may affect the Bank. In addition, this committee acts as a governance body through which the Board oversees the reasonableness of risk measurement and control systems.

2. **Directors and Audit Committee (DAC)**

The main objective of the committee is to supervise the Bank and its subsidiaries in the process of generating the financial statements. This also includes the supervising the internal and external auditors in this process so that the institution provides adequate information for its shareholders, investors, and the general public. All of this with to ensure the efficiency of the company's internal control systems, as well as its compliance with the applicable rules and regulations.

3. **Asset and Liabilities and Markets Committee (ALCO)**

This committee's main functions are to monitor and manage the structural balance sheet risks, such as inflation exposure limits, interest rate risk, capital funding levels and liquidity. Furthermore, it reviews the developments in the most relevant local and international monetary markets and policies, as well as revealing and analyzing the main economic and risk factors that directly impact the performance of the trading portfolios.

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

4.   **Appointment Committee**

This committee constantly reviews the application of appointment policies and processes to those positions defined as 'key personnel' and reviews the application of these policies to other individuals in the organization.

5.   **Remuneration Committee**

The function of this committee is to constantly review the regulatory documentation concerning the evaluation and remuneration of positions defined as 'key personnel' and also of other persons in the organization in general.

The Board delegates the identification, measurement and control of the various risks faced by the Bank to the Risk Division, which is led by the Chief Risk Officer (CRO) and reports directly to the CEO. The Chief Risk Officer (CRO) is responsible for monitoring all risks and reviewing and advising the business lines on managing these risks.

This division is responsible for credit, market, non-financial, compliance, and reputational risks. The Director of Internal Audit reports directly to the Chairman of the Board of Directors to ensure independence from senior management and thus be an effective third line of defense in risk management and internal control.

CREDIT RISK

Credit risk is the risk arising from the default or deterioration in the credit quality of a client or counterparty to which the Bank has provided financing or assumed a contractual obligation. It is our most relevant risk, both in terms of exposure and capital consumption.

Credit risk management

The Bank's credit risk identification, analysis, decision and control processes are based on a comprehensive view of the credit risk cycle, including the initial transaction, the client and the portfolio.

Identifying credit risk allows for active management and effective control of portfolios. External and internal risks are identified and classified in each business to adopt corrective and mitigating measures where necessary, through the following processes:

1. Planning: Planning allows us to establish business objectives and define concrete action plans according to our risk appetite. The commercial strategic plans are a management and control tool defined by the business and risk areas for our credit portfolios. These strategic plans determine the commercial strategies, risk policies, channels and infrastructure needed to fulfil the strategic plan of each business unit, ensuring a holistic view of the loan portfolios.

2. Risk assessment and credit rating process: Risk approval criteria are generally based on the ability of borrowers to meet their financial obligations. The funds or net cash flows from their business or regular income are analyzed to determine this capacity. Our credit quality assessment models are built around rating engines, different for each of our segments, which we monitor and test to fine-tune the decisions and ratings that are assigned.

3. Scenario analysis: This enables the determination of potential risks in credit portfolios, providing a better understanding of their behavior under different macroeconomic conditions, as well as anticipating and applying strategies to avoid future deviations from established plans and goals.

4. Monitoring: Holistic monitoring of all clients facilitates the observation of credit quality and early detection of impacts on risk evolution. The periodic monitoring of business performance and its comparison with pre-established plans are essential in credit risk management. Our monitoring function uses a system that helps establish client-specific monitoring levels, policies and actions.

5. Credit risk mitigation techniques: Risk approval criteria are based on determining the ability of borrowers to meet their financial obligations without relying on collateral or pledged assets as security. These are always considered as a second recovery channel in case the first one fails and are defined as a reinforcement measure added to a credit operation to mitigate the loss in case of default.

6. Recovery management: Recovery management defines a strategy based on the economic environment, business model and other particularities of local recovery. Effective and efficient recovery management requires segmenting our customers according to their characteristics and using new digital channels that support the creation of sustainable value through recoveries.

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

The Board has delegated responsibility for credit risk management to the Integrated Risk Committee (IRC) and the Bank's risk departments, whose roles are summarized below:

- Formulation of credit policies, in consultation with the business units, covering collateral requirements, credit assessment, risk rating and reporting, documents and legal procedures in compliance with regulatory, legal and internal Bank requirements.

- Establishing the authorization structure for the approval and renewal of credit applications. The Bank structures credit risk levels by limiting the concentration of credit risk in terms of individual debtors, groups of debtors, industry segments and countries.

- Authorization limits are assigned to the respective business unit officers (commercial, consumer, SME) and are monitored continuously by the administration. Furthermore, these limits are regularly reviewed. Risk assessment teams at the branch level regularly interact with clients. Nevertheless, for large operations, the risk teams at the head office and even the Risk Committee may collaborate directly with clients in assessing credit risks and preparing credit applications.

- Limiting exposure concentrations to customers, counterparties, in geographic areas, industries (for receivables or credits), by issuer, credit ratings and liquidity (for investments).

- Developing and maintaining the Bank's risk classification to categorize risks by the exposure to financial loss of the respective instruments and with the purpose to focus risk management specifically on the related risks.

- Reviewing and assessing credit risk. The risk divisions are largely independent of the Bank's commercial division and assess all credit risks above designated limits before customer credit approvals or financial investments. Credit renewals and reviews are subject to similar processes.

The risk assessment teams regularly interact with our clients. Risk teams collaborate directly with clients to assess credit risks and prepare credit applications for larger transactions. Credit approval committees, including risk and commercial staff, must ensure that each applicant meets appropriate qualitative and quantitative parameters. The Bank's Board of Directors defines the powers of each committee.

In preparing a credit application for a corporate customer whose loans are approved on an individual basis, the Bank verifies various parameters such as the debt servicing capacity (including, typically, projected cash flows), the customer's financial history, and/or their projections for the economic sector in which they operate. The risk division is actively involved in this process and prepares the credit application for the customer. All applications contain an analysis of the client's strengths and weaknesses, a rating and a recommendation. Credit limits are not determined based on outstanding customer balances but on the financial group's direct and indirect credit risk. For example, a corporation would be assessed with its subsidiaries and affiliates.

Their respective risk divisions assess and approve consumer loans (individuals, SMEs). The assessment is based on an evaluation system known as GARRA (Banco Santander Chile), an automated process with a scoring system that includes the credit risk policies implemented by the Bank's Board of Directors. The credit application process is based on collecting information to determine the client's financial situation and ability to pay. The parameters used to assess the applicant's credit risk include several variables such as income levels, length of current employment, indebtedness, and credit bureau reports.

For investments in debt instruments, the Bank assesses the probability of non-collectability or default of issuers or counterparties using internal and external assessments such as the independent risk assessors. Furthermore, the Bank adheres to a strict and conservative policy that ensures that the investment issuers and counterparties to derivative transactions have the highest reputation.

Furthermore, the Bank operates with several instruments which involve exposure to credit risk, but this is not reflected in the Interim Consolidated Statements of Financial Position, such as guarantees and warranties, documented letters of credit and contingent commitments to extend credit.

Guarantees and warranties represent an irrevocable payment obligation. If a guaranteed customer defaults on its obligations to third parties guaranteed by the Bank, the Bank will make the corresponding payments. These transactions involve the same credit risk exposure as ordinary loans.

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

Documented letters of credit are commitments recorded by the Bank on behalf of the customer. They are secured by the traded goods they relate to and have a lower risk than direct borrowing. The guaranteed bonds are contingent commitments that become effective only if the customer fails to perform the works agreed with a third party, as guaranteed by the bonds.

In the case of contingent commitments to extend credit, the Bank is potentially exposed to losses equal to the total unused portion of the commitment. Nevertheless, the probable loss amount is less than the unused total of the commitment. In addition, the Bank monitors the maturity period of the credit lines because long-term commitments generally have a higher credit risk than short-term commitments.

Additional provisions

According to FMC regulation, banks can establish provisions above the already described limits to protect themselves from the risk of non-predictable economic fluctuations that could affect the macroeconomic environment or a specific economic sector. These provisions shall be reported under liabilities per number 9 of Chapter B-1 of the FMC's CASB.

The Bank's Board of Directors has approved the constitution of additional voluntary provisions, which as of March 31, 2025, and December 31, 2024 amount to Ch$199,098 million.

Maximum credit risk exposure

For financial assets recognized in the Interim Consolidated Statements of Financial Position, the exposure to credit risk is equal to their carrying amount. The maximum credit risk exposure for financial guarantees granted is the maximum amount the Bank would have to pay if the guarantee were enforced.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2025, and 2024, and as of December 31, 2024

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

The following is the distribution by financial asset of the Bank's maximum credit risk exposure as of March 31, 2025, and December 31, 2024, without deducting collateral and credit enhancements received:

	Note	As of March 31, 2025 Amount of exposure Ch$mn	As of December 31, 2024 Amount of exposure Ch$mn
Deposits in banks	7	1,947,663	2,695,560
Cash in collection process	7	956,152	572,552
Financial assets held for trading at fair value through profit or loss	**8**		
Financial derivatives contracts		11,146,983	12,309,770
Debt instruments		182,775	329,327
Financial assets at fair value through other comprehensive income	**11**		
Debt instruments		3,334,012	2,687,485
Loans and receivables from clients		108,132	74,903
Financial derivative contracts for hedge accounting	12	403,475	843,628
Financial assets at amortized cost	**13**		
Repurchase agreements and securities lending		238,516	153,087
Debt instruments		5,367,866	5,176,005
Interbank loans		37,927	31,258
Loans and receivables from clients		39,748,069	40,078,240
Unrecognized loan/credit commitments:			
Letters of credit for goods movement transactions		208,235	308,407
Transactions related to contingent events		1,946,834	2,208,507
Immediately repayable unrestricted credit lines		10,471,956	10,352,459
Guarantees and sureties		536,933	365,932
Contingent loans linked to CAE		367	406
Other credit commitments		154,051	194,801
Total		**76,789,946**	**78,382,327**

As defined in the CASB, the provisions for credit risk on loans and receivables (Interbank loans and loans and receivables from clients) and contingent loans are determined under the criteria defined in Chapters B-1 to B-3 of the CASB. At the same time, loans and receivables from clients and debt instruments measured at fair value through other comprehensive income, and debt instruments measured at amortized cost have any impairments measured according to Chapter 5.5 of IFRS 9. Debt instruments measured at fair value through profit or loss are not subject to impairment requirements. In the case of derivatives, the fair value of derivatives includes the adjustment reflecting the counterparty credit risk (CVA). The CVA is calculated considering the potential exposure to each counterparty in future periods.

The methodology established for determining provisions for loans (Interbank loans and Loans and accounts receivable from clients) and contingent loans is presented in Note No. 2, accounting principles, letter (q). The methodology used for calculating provisions for loans and accounts receivable from customers, as well as for debt instruments measured at fair value through other comprehensive income, and debt instruments measured at amortized cost, is described in Note No. 2, letter (r). Information related to credit risk concentration is provided in Note 13, letters (k), (m), and (n).

As for derivative instruments, as of March 31, 2025, the Bank's foreign exposure, including counterparty risk in the derivative instruments portfolio, amounted to US$2 billion or 11% of assets. In the table below, exposure to derivative instruments is calculated using the credit equivalent risk, which equals the net replacement value plus the potential maximum value, considering cash collateral that mitigates the exposure. Additional details are also included regarding our exposure to those countries with a rating above 1, which represent the largest exposures.

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2025, and 2024, and as of December 31, 2024

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

The exposure as of March 31, 2025, considering the fair value of derivative instruments, amounts to:

Domestic Loans	Ranking	Derivative instruments (Market-adjusted) US$ Million	Deposits US$ Million	Loans US$ Million	Financial Investments US$ Million	Total exposure US$ Million
Hong Kong	2	-	10	4	-	14
México	3	2	-	-	-	2
China	2	-	-	1	-	1
India	2	-	-	2	-	2
Total		**2**	**10**	**7**	**-**	**19**

Our exposure to Spain within the group is as follows:

Counterpart	Domestic Loans	Classification	Derivative instruments (market-adjusted)	Deposits	Loans	Financial investments	Total exposure
			In US$ million.				
Banco Santander S.A.	Spain	1	129	31	-	-	160

(*) Our exposure to Santander Hong Kong, Santander Spain and Santander NY is included as exposure to Spain.

Recognition and measurement of credit risk provisions

The Bank segments loans and contingent loans by the type of debtor and loan to an appropriate level of detail for applying the credit risk models.

Provisions required to cover loans and contingent loan exposures are calculated and set up monthly in relation to the valuation models used and the type of transaction.

Provisions established for financial assets measured at amortized cost and Loans and receivables at fair value through other comprehensive income are treated as valuation accounts for the respective assets. The amount of the portfolio net of provisions is reported in the Interim Consolidated Statements of Financial Position. Additional provisions and contingent loan provisions are reported under liabilities, in accordance with the instructions of the FMC.

Provisions for financial assets at fair value through other comprehensive income are presented in Note 11, provisions for financial assets at amortized cost are presented in Note 13 and special provisions for credit risk (contingent loans, country risk, additional provisions) are presented in Note 26.

The following is a breakdown of loans (due from banks and receivables from clients) and contingent loan exposures and the corresponding established provisions according to CASB standards (B1 to B3) as of March 31, 2025, and December 31, 2024:

As of March 31, 2025 (**) Ch$mn	Financial assets before provisions					Established provisions					Deductible FOGAPE Covid-19 guarantees
	Normal Portfolio		Substandard Portfolio	Impaired Portfolio		Normal Portfolio		Substandard Portfolio	Impaired Portfolio		
	Assessment		Assessment	Assessment		Assessment		Assessment	Assessment		
	Individual	Group	Individual	Individual	Group	Individual	Group	Individual	Individual	Group	
Interbank loans	38,010	-	-	-	-	83	-	-	-	-	-
Commercial loans	10,280,271	4,940,744	1,156,756	740,245	535,183	124,560	73,007	40,970	256,263	202,509	3,075
Mortgage loans	-	16,533,93	-	-	1,012,361	-	34,604	-	-	145,553	-
Consumer loans	-	5,557,925	-	-	303,235	-	246,241	-	-	185,805	-
Contingent loan exposure	1,783,846	897,062	96,663	9,654	15,014	15,613	27,159	4,469	5,057	8,474	-

** See Note 13 letters c, d and e for further details.

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

As of December 31, 2024 (**) Ch$mn	Financial assets before provisions					Established provisions					Deductible FOGAPE Covid-19 guarantees
	Normal Portfolio		Substandard Portfolio	Impaired Portfolio		Normal Portfolio		Substandard Portfolio	Impaired Portfolio		
	Assessment		Assessment	Assessment		Assessment		Assessment	Assessment		
	Individual	Group	Individual	Individual	Group	Individual	Group	Individual	Individual	Group	
Interbank loans	31,283	-	-	-	-	25	-	-	-	-	-
Commercial loans	10,500,733	4,826,859	1,196,668	785,008	511,886	127,450	72,871	37,889	272,648	190,263	4,310
Mortgage loans	-	16,617,011	-	-	942,758	-	34,462	-	-	126,709	-
Consumer loans	-	5,606,872	-	-	304,766	-	168,211	-	-	179,508	-
Contingent loan exposure	1,767,601	956,494	102,317	9,480	14,603	16,725	8,221	5,498	4,901	9,417	-

** See Note 13 letters c, d and e for further details.

Below is a summary of the provisions associated with financial assets for which provisions are determined in accordance with IFRS 9:

	As of March 31, 2025	As of December 31, 2024
	Ch$mn	Ch$mn
Debt instruments at amortized cost	1,112	1,074
Repurchase agreements and securities lending	97	48
Debt instruments at fair value with changes in other comprehensive income	555	415
Loans and receivables at fair value with changes in other comprehensive income	1,116	1,141
Total	**2,880**	**2,678**

As of March 31, 2025, and December 31, 2024, the debt instrument portfolios include instruments of the Central Bank of Chile and/or the Treasury of the Republic. Accordingly, their risk has been classified as low (no significant increase in risk). The description of the main components of the IFRS 9 model used by the Bank to determine these provisions can be found in Note 2 (r). As of March 31, 2025, and December 31, 2024, the loans included in the portfolio of loans and receivables measured at fair value through other comprehensive income are assets of a high credit quality individually assessed.

Impaired loans

The impaired loan portfolio includes debtors and their loans for which recovery is considered remote, as they show an impaired or zero payment capacity, have been subject to forced restructuring or are overdue by 90 days or more in the payment of interest or principal, and are classified in the non-performing portfolio (C1 to C6).

Impaired portfolio	As of March 31, 2025		As of December 31, 2024	
	Financial assets	Provisions	Financial assets	Provisions
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Interbank loans	-	-	-	-
Commercial loans	1,275,428	458,772	1,296,894	462,911
Mortgage loans	1,012,361	145,553	942,758	126,709
Consumer loans	303,235	185,805	304,766	179,508
Contingent loan exposure	24,668	13,531	24,083	14,318
Total	**2,615,692**	**803,661**	**2,568,501**	**783,446**

Under the IFRS 9 model, the Bank uses one of the default presumption factors when an asset is overdue by 90 days or more.

Debt instruments and loans and receivables measured at fair value through other comprehensive income do not present any non-performance.

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

Individual/Group

Group assessments are suitable for dealing with many transactions in which each transaction is of a low amounts to individuals or small companies. The Bank groups debtors with similar credit risk characteristics by associating each group with a certain probability of non-performing and a recovery rate based on a substantiated historical analysis. To this end, the Bank implemented the standard model for mortgage and commercial loans and its own internal model for consumer loans.

IFRS 9 aims to recognize expected credit loss over the asset's life, attending to significant increases in credit risk since the initial recognition. This may require a group assessment as the increase in credit risk may become more evident before the financial instrument is overdue, depending on the instrument's nature and available information. Always on the premise that information is available at no cost or effort. The grouping is based on similar risk characteristics.

Impaired loans

The distressed portfolio consists of the non-performing loans (C1 to C6) plus B3 and B4 in the case of individual assessment. As of March 31, 2025, and December 31, 2024, the impaired portfolio amounts to Ch$2,852,171 million and Ch$2,397,573 million, respectively.

IFRS 9 defines an asset as impaired when one or more events harm the estimated future cash flows, as evidenced by the issuer's financial difficulties, default or delinquency, bankruptcy or financial reorganization, and disappearance from the active markets, among others factors.

Debt instruments, and loans and receivables measured at fair value through other comprehensive income are not impaired.

Write-offs

Write-offs must be made when the contractual rights to cash flows expire. Write-offs result in a derecognition from the Interim Consolidated Statements of Financial Position and include any outstanding portion in the case of installment loans. Additional circumstances could lead to a loan charge-off, such as when the Bank concludes that it will not obtain any flows, when there is no enforceable title, when collection actions become time-barred or when the deadlines defined by the FMC are reached (see Note 2 letter q). As of March 31, 2025, and December 31, 2024, loan write-offs amount to Ch$158,283 million and Ch$143,203 million, respectively. IFRS 9 states that a write-off occurs when there is no reasonable expectation of recovering the contractual cash flows in whole or in part. A write-off constitutes a recognition in the financial statements. Debt instruments and loans and accounts receivable from customers measured at fair value with changes in other comprehensive income do not present written-off instruments/operations.

Reconciliation of provisions and loans

The reconciliation between the opening and closing balance of established provisions for financial assets measured at amortized cost and for contingent claims is presented in Note 13 (f, g, h, i and j). The reconciliation between the opening and closing balance of established provisions for financial assets measured at fair value through other comprehensive income is presented in Note 11. The reconciliation of interbank, commercial, residential and consumer loans, and contingent loan exposure as of March 31, 2025, and December 31, 2024, is presented below:

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

Interbank loans Ch$mn	Normal Portfolio		Substandard Portfolio	Impaired Portfolio		Total
	Assessment			Assessment		
	Individual	Group		Individual	Group	
Balance as of January 1, 2025	**31,283**	**-**	**-**	**-**	**-**	**31,283**
Change in measurement without portfolio reclassifying during the period:	1	-	-	-	-	1
Change due to portfolio reclassification:	-	-	-	-	-	-
New loans originated	76,089	-	-	-	-	76,089
New loans due to translation from contingent to loans		-	-	-	-	-
Loan payments	(68,287)	-	-	-	-	(68,287)
Provision application for charge-offs	-	-	-	-	-	-
Exchange rate difference	(1,076)	-	-	-	-	(1,076)
Other changes in provisions	-	-	-	-	-	-
Balance as of March 31, 2025	**38,010**	**-**	**-**	**-**	**-**	**38,010**

Interbank loans Ch$mn	Normal Portfolio		Substandard Portfolio	Impaired Portfolio		Total
	Assessment			Assessment		
	Individual	Group		Individual	Group	
Balance as of January 1, 2024	**68,440**	**-**	**-**	**-**	**-**	**68,440**
Change in measurement without portfolio reclassifying during the period:	13	-	-	-	-	13
Change due to portfolio reclassification:	-	-	-	-	-	-
New loans originated	106,474	-	-	-	-	106,474
New loans due to translation from contingent to loans		-	-	-	-	-
Loan payments	(146,221)	-	-	-	-	(146,221)
Provision application for charge-offs	-	-	-	-	-	-
Exchange rate difference	2,577	-	-	-	-	2,577
Other changes in provisions	-	-	-	-	-	-
Balance as of December 31, 2024	**31,283**	**-**	**-**	**-**	**-**	**31,283**

Commercial loans Ch$mn	Normal Portfolio		Substandard Portfolio	Impaired Portfolio		Total
	Assessment			Assessment		
	Individual	Group		Individual	Group	
Balance as of January 1, 2025	**10,500,733**	**4,826,859**	**1,196,668**	**785,008**	**511,886**	**17,821,154**
Change in measurement without portfolio reclassifying during the period:	91,677	100,535	5,096	(6,161)	14,767	205,914
Change due to portfolio reclassification:	(47,025)	(52,972)	42,284	4,741	52,972	-
New loans originated	4,063,028	486,986	-	-	-	4,550,014
New loans due to translation from contingent to loans	12,211	13,823	-	-	-	26,034
Sale or transfer of credits	(17,719)	-	-	-	-	(17,719)
Purchase or acquisition of assets	-	2,188	-	-	-	2,188
Loan payments	(4,193,780)	(430,930)	(75,212)	(17,857)	(2,308)	(4,720,087)
Provision application for charge-offs	(13)	-	(39)	(16,780)	(41,808)	(58,640)
Exchange rate difference	(128,841)	(3,557)	(12,041)	(8,706)	(326)	(153,471)
Other changes in provisions	-	-	-	-	-	-
Balance as of March 31, 2025	**10,280,271**	**4,940,744**	**1,156,756**	**740,245**	**535,183**	**17,653,199**

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

Commercial loans Ch$mn	Normal Portfolio		Substandard Portfolio	Impaired Portfolio		Total
	Assessment			Assessment		
	Individual	Group		Individual	Group	
Balance as of January 1, 2024	**11,016,846**	**4,867,446**	**1,008,865**	**738,047**	**440,453**	**18,071,657**
Change in measurement without portfolio reclassifying during the period:	563,214	373,811	18,451	9,324	79,424	1,044,224
Change due to portfolio reclassification:	(160,228)	(285,924)	180,335	66,715	199,102	-
New loans originated	17,225,782	2,291,436	-	-	-	19,517,218
New loans due to translation from contingent to loans	40,717	52,923	-	-	-	93,640
Sale or transfer of credits	(190,287)	-	-	-	-	(41,534)
Loan payments	(18,402,689)	(2,486,019)	71,261	(167,713)	(332,631)	(21,317,791)
Provision application for charge-offs	-	-	-	112,903	124,762	237,665
Exchange rate difference	407,378	10,998	(82,244)	25,732	776	362,640
Other changes in provisions	-	-	-	-	-	-
Balance as of December 31, 2024	**10,500,733**	**4,826,859**	**1,196,668**	**785,008**	**511,886**	**17,821,154**

Mortgage loans Ch$mn	Normal Portfolio		Impaired Portfolio		Total
	Assessment		Assessment		
	Individual	Group	Individual	Group	
Balance as of January 1, 2025	**-**	**16,617,011**	**-**	**942,758**	**17,559,769**
Change in measurement without portfolio reclassifying during the period:	-	105,579	-	34,494	140,073
Change due to portfolio reclassification:	-	(82,992)	-	82,992	-
New loans originated	-	109,858	-	-	109,858
New loans due to translation from contingent to loans	-	-	-	-	-
Sale or transfer of credits	-		-	-	-
Loan payments	-	(215,520)	-	(34,092)	(249,612)
Provision application for charge-offs	-		-	(13,791)	(13,791)
Exchange rate difference	-	-	-	-	-
Other changes in provisions	-	-	-	-	-
Balance as of March 31, 2025	**-**	**16,533,936**	**-**	**1,012,361**	**17,546,297**

Mortgage loans Ch$mn	Normal Portfolio		Impaired Portfolio		Total
	Assessment		Assessment		
	Individual	Group	Individual	Group	
Balance as of January 1, 2024	**-**	**16,437,939**	**-**	**635,500**	**17,073,439**
Change in measurement without portfolio reclassifying during the period:	-	385,730	-	118,128	503,858
Change due to portfolio reclassification:	-	(348,207)	-	348,207	-
New loans originated	-	1,339,915	-	-	1,339,915
New loans due to translation from contingent to loans	-		-		-
Sale or transfer of credits	-	(79,627)	-	-	(79,627)
Loan payments	-	(1,118,739)	-	(202,877)	(1,321,616)
Provision application for charge-offs	-		-		43,800
Exchange rate difference	-		-		-
Other changes in provisions	-	-	-	-	-
Balance as of December 31, 2024	**-**	**16,617,011**	**-**	**942,758**	**17,559,769**

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

Consumer loans Ch$mn	Normal Portfolio Assessment Individual	Normal Portfolio Assessment Group	Impaired Portfolio Assessment Individual	Impaired Portfolio Assessment Group	Total
Balance as of January 1, 2025	-	5,606,872	-	304,766	5,911,638
Change in measurement without portfolio reclassifying during the period:	-	680,820	-	31,977	712,797
Change due to portfolio reclassification:	-	(89,095)	-	89,095	-
New loans originated	-	638,574	-	-	638,574
New loans due to translation from contingent to loans	-	149,897	-	-	149,897
Sale or transfer of credits	-		-	-	-
Purchase or acquisition of assets	-		-	-	-
Loan payments	-	(1,425,454)	-	(36,748)	(1,462,202)
Provision application for charge-offs	-	-	-	(85,853)	(85,853)
Exchange rate difference	-	(3,689)	-	(2)	(3,691)
Other changes in provisions (if applicable)	-	-	-	-	-
Balance as of March 31, 2025	-	5,557,925	-	303,235	5,861,160

Consumer loans Ch$mn	Normal Portfolio Assessment Individual	Normal Portfolio Assessment Group	Impaired Portfolio Assessment Individual	Impaired Portfolio Assessment Group	Total
Balance as of January 1, 2024	-	5,322,350	-	276,000	5,598,350
Change in measurement without portfolio reclassifying during the period:	-	3,253,048	-	91,567	3,344,615
Change due to portfolio reclassification:	-	(357,569)	-	357,569	-
New loans originated	-	3,749,560	-	-	3,749,560
New loans due to translation from contingent to loans	-	623,916	-	-	623,916
Loan payments	-	(7,037,526)	-	(773,785)	(7,811,311)
Provision application for charge-offs	-	-	-	353,415	353,415
Exchange rate difference	-	11,014	-	-	11,014
Other changes in provisions (if applicable)	-	-	-	-	-
Balance as of December 31, 2024	-	5,606,872	-	304,766	5,911,638

Contingent loan exposure Ch$mn	Normal Portfolio Assessment Individual	Normal Portfolio Assessment Group	Substandard Portfolio	Impaired Portfolio Assessment Individual	Impaired Portfolio Assessment Group	Total
Balance as of January 1, 2025	1,767,601	956,494	102,317	9,480	14,603	2,850,495
Change in measurement without portfolio reclassifying during the period:	114,066	130,294	240	125	824	245,549
Change due to portfolio reclassification:	1,418	(2,673)	(1,663)	245	2,673	-
New loans originated	397,441	49,224				446,665
New loans due to translation from contingent to effective loans	(7)	(1,876)	(1)	-	(171)	(2,055)
Loan payments	(451,184)	(101,773)	(1,392)	(185)	(2,706)	(557,240)
Provision application for charge-offs	-	-	-	-	-	-
Exchange rate difference	(45,489)	(132,628)	(2,838)	(11)	(209)	(181,175)
Other changes in provisions (if applicable)	-	-	-	-	-	-
Balance as of March 31, 2025	1,783,846	897,062	96,663	9,654	15,014	2,802,239

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2025, and 2024, and as of December 31, 2024

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

Contingent loan exposure Ch$mn	Normal Portfolio		Substandard Portfolio	Impaired Portfolio		Total
	Assessment			Assessment		
	Individual	Group		Individual	Group	
Balance as of January 1, 2024	**1,636,590**	**971,496**	**73,518**	**8,429**	**11,492**	**2,701,525**
Change in measurement without portfolio reclassifying during the period:	24,395	(230,788)	(201)	349	1,734	(204,511)
Change due to portfolio reclassification:	(37,634)	(15,259)	31,638	9,301	11,954	-
New loans originated	1,728,927	274,840	-	-	-	2,003,767
New loans due to translation from contingent to loans	(118)	13,296	6	116	724	14,024
Loan payments	(1,718,175)	(447,414)	(8,193)	(8,800)	(11,891)	(2,194,473)
Provision application for charge-offs	-	-	-	-	-	-
Exchange rate difference	133,616	390,323	5,549	85	590	530,163
Other changes in provisions (if applicable)	-	-	-	-	-	-
Balance as of December 31, 2024	**1,767,601**	**956,494**	**102,317**	**9,480**	**14,603**	**2,850,495**

The normal portfolio comprises those debtors whose ability to pay enables them to meet their obligations and commitments, which is not expected to change. When a debtor is experiencing financial difficulties or a significant deterioration in their ability to pay, and there are reasonable doubts about the full recovery of principal and interest under the contractual terms, the customer is classified in the substandard portfolio. A customer will be classified towards the impaired portfolio if the possibility of recovering the credit is considered remote, as they show an impaired or no ability to pay.

The gross movements in financial assets at fair value through other comprehensive income and debt instruments at amortized cost as of March 31, 2025, and December 31, 2024, are presented below:

A. Financial assets at fair value through other comprehensive income

Debt financial instruments Ch$mn	Normal Portfolio
Balance as of January 1, 2025	**2,687,485**
Purchases of debt instruments	3,056,458
Sales and maturities	(2,401,362)
Changes in measurement of financial assets	(8,569)
Balance as of March 31, 2025	**3,334,012**

Debt financial instruments Ch$mn	Normal Portfolio
Balance as of January 1, 2024	**4,536,025**
Purchases of debt instruments	15,287,999
Sales and maturities	(17,299,536)
Changes in measurement of financial assets	162,997
Balance as of December 31, 2024	**2,687,485**

Commercial loans Ch$mn	Normal Portfolio
Balance as of January 1, 2025	**56,146**
New loans originated	0
Sales and maturities	0
Changes in measurement of financial assets	(1,073)
Balance as of March 31, 2025	**55,073**

Commercial loans Ch$mn	Normal Portfolio
Balance as of January 1, 2024	**105,382**
New loans originated	36,909
Sales and maturities	(89,808)
Changes in measurement of financial assets	3,663
Balance as of December 31, 2024	**56,146**

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2025, and 2024, and as of December 31, 2024

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

Residential mortgage loans Ch$mn	Normal Portfolio		Residential mortgage loans Ch$mn	Normal Portfolio
Balance as of January 1, 2025	19,921		Balance as of January 1, 2024	—
New loans originated	35,170		New loans originated	21,060
Sales and maturities	—		Sales and maturities	—
Changes in measurement of financial assets	(867)		Changes in measurement of financial assets	(1,139)
Balance as of March 31, 2025	54,224		Balance as of December 31, 2024	19,921

B. Debt instruments at amortized cost

Debt financial instruments Ch$mn	Normal Portfolio		Debt financial instruments Ch$mn	Normal Portfolio
Balance as of January 1, 2025	5,177,079		Balance as of January 1, 2024	8,178,624
Purchases of debt instruments	133,181		Purchases of debt instruments	5,945,707
Sales and maturities	—		Sales and maturities	(7,670,448)
Changes in measurement of financial assets	58,718		Changes in measurement of financial assets	(1,276,804)
Balance as of March 31, 2025	5,368,978		Balance as of December 31, 2024	5,177,079

Guarantees and credit enhancements

In some cases, the maximum credit risk exposure is reduced by guarantees, credit enhancements and other actions that mitigate the Bank's exposure. On this basis, the constitution of guarantees is a necessary but insufficient instrument in the granting of a loan; therefore, the acceptance of the risk by the Bank requires the verification of other variables or parameters, such as the capacity to pay or the generation of resources to mitigate the risk incurred.

The securities management and valuation procedures are set out in the internal risk management policy. These policies set out the basic principles for credit risk management, including managing collateral received in client transactions. In this respect, the risk management model includes assessing the existence of appropriate and sufficient guarantees to recover the loan when the debtor's circumstances do not allow it to meet its obligations.

The procedures used for the valuation of collateral align with best market practice, involving appraisals on real estate collateral, the market price on stock market securities, the value of units in an investment fund, etc. In addition, all received guarantees must be properly instrumented, registered, and approved by the Bank's legal division.

The Bank also has rating tools that enable it to rank the credit quality of transactions or clients. The Bank has historical databases that store internally generated information to study how this probability varies. Rating tools vary according to the customer segment analyzed (commercial, consumer, SME, etc.).

The maximum credit risk exposure by type of loan, the associated collateral and the net credit risk exposure as of March 31, 2025, and December 31, 2024, are presented below:

	As of March 31, 2025				As of December 31, 2024			
	Maximum credit risk exposure Ch$mn	Guarantee Ch$mn	Net exposure Ch$mn	Allowance Ch$mn	Maximum credit risk exposure Ch$mn	Guarantee Ch$mn	Net exposure Ch$mn	Allowance Ch$mn
Interbank loans	38,010	14	37,996	83	31,283	11	31,272	25
Commercial loans	17,653,199	10,089,912	7,563,287	700,384	17,821,154	10,014,312	7,806,842	705,431
Residential Mortgage loans	17,546,297	17,407,008	139,289	180,157	17,559,769	17,367,966	191,803	161,171
Consumer loans	5,861,160	545,395	5,315,765	432,046	5,911,638	558,906	5,352,732	347,719
Contingent loans exposure	2,802,239	509,050	2,293,189	60,772	2,850,495	467,467	2,383,028	44,762
Total	43,900,905	28,551,379	15,349,526	1,373,442	44,174,339	28,408,662	15,765,677	1,259,108

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

Residential Mortgage loans, by their nature, are secured by the properties that generated the loan, meaning the property acquired by the client serves as collateral for the operation. When the Bank is in a position to receive or foreclose on a property, it is recorded as an "Asset received or foreclosed in payment," derecognizing the loan and its provision. The asset received is recorded at the lower of its book value and its fair value (appraised value) minus selling costs, in accordance with IFRS 5, and categorized as held for sale. Once a loan is derecognized, no further enforcement activities are undertaken. Impaired and non-impaired financial assets with associated guarantees, collateral or credit enhancements in favor of the Bank as of March 31, 2025, and December 31, 2024, are presented below:

	As of March 31, 2025	As of December 31, 2024
	Ch$mn	Ch$mn
Non-impaired financial assets		
Properties/mortgages	26,929,523	27,463,548
Investments and others	13,040,996	11,083,172
Impaired financial assets		
Properties/mortgages	3,041,958	3,162,938
Investments and others	357,727	354,348
Total	**43,370,204**	**42,064,006**

Financial derivative transactions are secured by collateral agreements deposited or transferred by one party in favor of the other, either in cash or financial instruments, and reduce the counterparty's credit risk. These guarantees are monitored periodically (usually daily). Accordingly, the net balance per counterparty is determined based on agreed parameters, and a decision is taken concerning whether collateral is to be posted or collected.

Loan limits of debtors related to the ownership or management of the Bank

According to Article 84, No 2 of the General Banking Law (GBL) and the UCBR 12-4, the total amount of loans granted to a group of related persons may not exceed 5% of the bank's regulatory capital; this limit increases to 25% if what exceeds 5% corresponds to loans secured by collateral. In no case may the total of such loans granted by a bank exceed the amount of its regulatory capital. Furthermore, these loans may not be granted on more favorable terms in terms of maturity, interest rates or guarantees than those granted to third parties in similar operations.

A person's relationship with the Bank emerges when they have a direct, indirect or third-party ownership interest in the Bank, participate in the management or are presumed to have such a relationship until there is sufficient evidence to refute the presumption.

A group of persons related to the Bank shall be understood to include all natural and legal persons who can exert significant and permanent influence on the decisions of the other, in which there is a presumption that loans granted to one person will be used for the benefit of another, or that there is a well-founded presumption that the persons maintain a relationship and form a unit of economic interest.

Subsidiaries, business support companies and affiliated companies are companies related to a bank.

Security over movable or immovable tangible property, or any other property that may legitimately be received as security, constitutes valid security.

As of March 31, 2025, and December 31, 2024, the lending limit for debtors related to the ownership or management of the Bank under Article 84 No 2 of the General Banking Law and Chapter 12-4 of the UCBR are as follows:

	As of March 31, 2025		As of December 31, 2024	
	%	Ch$mn	%	Ch$mn
Overall limit to related groups of persons	7%	484,882	7%	487,292
Regulatory capital		6,926,891		6,961,316

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

MARKET RISK

Market risk arises due to market activity through financial instruments whose value may be affected by changes in market conditions, which are reflected in changes in the various assets/liabilities and financial risk factors. Market risk management aims to manage and control market risk exposure within acceptable parameters. Four main risk factors affect market prices: interest rates, exchange rates, price, and inflation.

- Interest Rate Risk: the exposure to losses arising from adverse changes in market interest rates that affect the value of instruments, contracts and other transactions recorded on the balance sheet.

- Exchange risk is the sensitivity to losses arising from adverse changes in the value of the exchange rates of foreign currencies, including gold, in which the instruments, contracts and other transactions recorded on the balance sheet are denominated.

- Inflation risk is the exposure to losses arising from adverse changes in the units or indices of readjustment defined in national currency. The instruments, contracts, and other transactions are denominated on the balance sheet.

- Price risk is generated by the volatility of rates or prices of assets or liabilities. Prepayment risk arises when, based on price movements, holders can alter the future cash flows of these assets or liabilities, leading to balance sheet mismatches that pose additional challenges to market risk management.

Market risk management

The measurement and control of market risks are the responsibility of Market Risk Area, which is part of the Risk Division. The appropriate committees approve the limits, with responsibility resting mainly with the ALCO. The Integral Risk Committee also reviews the principal market risks. The Financial and Capital Management areas, as part of the Financial Vice-Presidency, have the following functions, which are supervised and controlled by the ALCO and Risk Division:

i. To optimize the cost of liabilities and seek the most efficient financing strategies, including issuing bonds and bank facilities.

ii. Management of short- and long-term regulatory liquidity limits.

iii. Inflation risk management and exposure.

iv. To manage local and foreign currency rate risk.

v. Capital adequacy and requirements.

Rate sensitivity is measured primarily using an analysis that quantifies the impact on earnings and the balance sheet of parallel movements in the real and nominal interest rate curve in Pesos and US dollars.

The Bank's internal management for measuring market risk is mainly based on analyzing the management of the following three components:

- Trading portfolio.
- Local financial management portfolio.
- Foreign financial management portfolio.

The Treasury manages the Bank's trading portfolios and ensures they remain within the loss limits determined, calculated and estimated by the Market Risk Area. The trading portfolio (measured at fair value through profit or loss) consists mainly of those investments measured at fair value, free of any restriction on their immediate sale and which are often bought and sold by the Bank to sell them in the short term to benefit from short-term price movements. Financial management portfolios (measured at fair value through other comprehensive income) include all financial investments not considered in the trading portfolio.

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

The roles that concern the trading portfolio comprise the following:

i.   applying Value-at-Risk (VaR) techniques to measure interest rate risk,

ii.   adjusting trading portfolios to market and the measurement of daily profit and loss from trading activities,

iii. comparing the actual VAR with the established limits,

iv.   establishing loss control procedures for losses above predetermined limits, and

v.   providing information on trading activities to the ALCO, other members of the Bank's management, and the Global Risk Department.

The functions regarding financial management portfolios entail the following:

i.   Applying sensitivity simulations (as explained below) to measure the interest rate risk of local currency activities and the potential loss predicted by these simulations and

ii.   Providing the respective daily reports to the ALCO, other members of the Bank's Management, and the Global Risk Department.

Market risk - Trading portfolio

The Bank applies VaR methodologies to measure exchange rate risk and sensitivity to interest rates of the trading portfolio. The Bank has a consolidated commercial position comprised of fixed income investments and foreign currency trading. This portfolio is essentially composed of bonds from the Central Bank of Chile, mortgage bonds and low risk locally issued corporate bonds. At the end of the year, the trading portfolio did not contain investments in equity.

For the Bank, the VaR estimate is carried out using a historical simulation methodology, which consists of observing the behavior of the losses and gains that would have occurred with the current portfolio using the market conditions of a predetermined historical period. From that information, the maximum loss is inferred with a certain level of confidence. The methodology has the advantage of accurately reflecting the historical distribution of market variables and of not requiring any specific probability distribution assumptions. All VaR measures are intended to determine the distribution function for the change in the value of a given portfolio, and once this distribution is known, to calculate the percentile related to the necessary confidence level, which will be equal to the value at risk in virtue of those parameters. As calculated by the Bank, the VaR is an estimate of the maximum expected loss of the market value of a given portfolio over a 1-day horizon at a confidence level of 99.00%. It is the maximum one-day loss that the Bank could expect to suffer on a given portfolio with the 99.00% confidence level. In other words, it is the loss that the Bank would expect to exceed only 1.0% of the time. VaR provides a single estimate of market risk that is not comparable from one market risk to another. Returns are calculated using a time window of 2 years or at least 520 data points obtained from the VaR calculation reference date backward in time.

The Bank does not calculate three separate VaRs. Instead, a single VaR is calculated for the entire trading portfolio, further segregated by risk type. The VaR program performs a historical simulation and calculates a Profit and Loss (P&L) statement for 520 data points (days) for each risk factor (fixed income, foreign exchange and equities). Then, the P&L of each risk factor is added together, and a consolidated VaR is calculated with 520 data points or days of data. Simultaneously, the VaR is calculated for each risk factor based on the individual P&L calculated for each factor. Moreover, a weighted VaR is calculated similarly, as described above, but gives a higher weighting to the most recent 30 data points. As a result, the higher of the two VaRs is reported. The Bank uses VaR estimates to warn if statistically estimated losses in the trading portfolio exceed prudent levels and, therefore, certain predetermined limits are in place.

Limitations of the VaR model

In applying this methodology for calculation, no assumptions are made about the distribution probability of changes in the risk factors; instead, the historically observed changes are used to generate scenarios for the risk factors under which each portfolio item will be valued. The definition of a valuation function $f_j(x_i)$ for each instrument j is necessary, preferably the same as the one used to calculate the market value and daily position results. This valuation function shall be applied to generate simulated prices for all instruments in each scenario.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2025, and 2024, and as of December 31, 2024

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

Furthermore, the VaR methodology should be interpreted considering the following limitations:

- Market rate and price changes may not consist in independent and identically distributed random variables, nor may they have a normal distribution. The normal distribution assumption, in particular, may underestimate the probability of extreme market movements.

- The historical data used by the Bank may not provide the best estimate of future joint distribution of changes in risk factors. Any modification of the data may be inappropriate. In particular, the use of historical data may fail to capture the risk of possible extreme and adverse market fluctuations regardless of the time frame used;

- A 1-day time horizon may not fully capture those market risk positions that cannot be liquidated or hedged within one day. It would not be possible to liquidate or hedge all positions in one day;

- The VaR is calculated at the end of negotiations, but trading positions may change substantially during the trading day;

- The use of a 99% confidence level does not consider or make any representation about losses that may occur beyond this confidence level, and

- The VaR model does not capture all the complex effects of risk factors on the value of positions or portfolios and, therefore, may underestimate potential losses.

As of March 31, 2025, and December 31, 2024, the Bank did not exceed the VaR limits of the trading portfolio's three components: fixed-income, equity, and foreign currency investments.

The Bank performs back-testing daily and generally finds that trading losses exceed the estimated VaR almost once every 100 trading days. At the same time, a limit was set on the maximum acceptable VaR on the trading portfolio. As of March 31, 2025, and December 31, 2024, the Bank has remained within its VaR threshold, even in instances where the actual VaR exceeded the estimated VaR.

The high, low and average levels for each component and each year were as follows:

	As of March 31,	
VAR	**2025**	**2024**
	US$mn	US$mn
Consolidated		
High	3.19	5.97
Low	1.53	2.29
Average	1.53	3.72
Fixed income investments		
High	2.72	4.22
Low	1.41	1.95
Average	1.72	3.08
Variable income investments		
High	–	—
Low	–	—
Average	–	—
Foreign currency investments		
High	2.54	4.84
Low	0.14	0.34
Average	1.11	2.14

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

Market risk – Local and foreign financial management

The Bank's financial management portfolio includes most of the Bank's assets and non-trading liabilities, including the loan portfolio. The Bank's commercial strategies (structural risk) heavily influence these portfolios' investment and funding decisions.

The Bank uses sensitivity analysis to measure the market risk of local and foreign currency (not included in the trading portfolio). The Bank conducts a scenario simulation, which is calculated as the difference between the present value of the flows in the chosen scenario (curve with a parallel movement of 100 bps in all segments) and their value in the baseline scenario (current market). All items in local currency indexed to inflation (UF) are adjusted by a sensitivity factor of 0.57, representing a yield curve shift by 57 basis points in real rates and 100 basis points in nominal rates. The same scenario is conducted for net foreign currency positions and interest rates in US dollars. The Bank has also set limits on the maximum loss these interest rate movements can have on budgeted capital and net interest income for the year. To determine the consolidated limit, the foreign currency limit is added to the local currency limit for both the net financial loss limit and the capital loss and reserves limit using the following formula:

Bounded limit = square root of a2 + b2 + 2ab, in which:

  a: limit in national currency.

  b: limit in foreign currency.

  Since it is assumed that the correlation is 0. 2ab = 0.

Limitations of sensitivity models

The most important assumption is using a change of 100 basis points in the yield curve (57 basis points for real rates). The Bank uses a change of 100 basis points as sudden changes of this magnitude are considered realistic. In addition, the Global Risk Department has also established comparable country limits to compare, monitor and consolidate market risk by country in a realistic and orderly manner.

Furthermore, the methodology of sensitivity simulations should be interpreted considering the following limitations:

- The scenario simulation assumes that the volumes remain on the Bank's Interim Consolidated Statements of Financial Position and are always rolled over at maturity, omitting the fact that certain credit risk considerations and prepayments may affect the maturity of certain items.

- This model assumes an equal change across the entire yield curve and does not consider different movements for different maturities.

- The model does not consider the sensitivity of volumes resulting from changes in interest rates.

Limits on budgeted finance income losses are calculated based on expected finance income for the year that cannot be obtained. This means the actual percentage of finance income at risk could be higher than expected.

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

Market Risk - Financial Management Portfolio as of March 31, 2025, and December 31, 2024:

	As of March 31, 2025		As of December 31, 2024	
	Effect on financial income	Effect on capital	Effect on financial income	Effect on capital
Financial management portfolio - local currency (in Ch$mn)				
Loss limit	175,196	370,271	138,957	373,566
High	33,072	186,784	49,174	170,622
Low	(1,723)	111,997	482	87,335
Average	11,134	154,517	20,482	136,617
Financial management portfolio - foreign currency (in US$ million)				
Loss limit	42,936	190,824	178,937	198,819
High	8,553	68,145	13,104	61,137
Low	442	47,615	442	47,615
Average	2,828	55,685	5,169	53,651
Financial management portfolio - consolidated (in Ch$mn)				
Loss limit	175,196	370,271	138,957	373,566
High	30,570	357,867	46,970	357,867
Low	—	279,778	—	279,293
Average	15,466	319,759	19,678	311,333

Inflation risk

The Bank's assets and liabilities are indexed according to the Unidad de Fomento (UF) variation. The Bank has, in general, more assets than liabilities in UF. Therefore, moderate rises in inflation have a positive effect on interest income from inflation adjustments, while a fall in the UF value negatively impacts the Bank's net interest margin. To manage this risk, the Assets and Liabilities Committee limits the difference between UF-denominated assets and liabilities, which may not exceed 30% of the Bank's interest-earning assets. Financial Management manages this mismatch on a day-to-day basis, and the limits are calculated and monitored by the Market Risk Division.

Market Risk items and their measurement

Market Risk Exposure is measured and monitored using the difference between the foreign currency asset and liability balances (net position) and the cash flows payable (associated with liability items) and cash flows receivable (associated with asset items) in the Trading and Banking Books for a given period. Foreign currency items and term mismatches are exposed to different adjustment factors, sensitivities, and rate changes. The Board of Directors of Banco Santander Chile presented and approved the Market Risk Exposure Policy on a Standardized Basis.

The following risks will determine Market Risk Exposure:

-   Interest Rate Risk.

-   Foreign exchange Risk.

-   Readjustment (Inflation) Risk.

-   Currency Options Risk.

The following illustrates the market risk exposure according to the guidelines of the FMC and the Central Bank of Chile. The maximum exposure to long-term interest rate risk is 35% of regulatory capital and is approved by the Board of Directors. The maximum exposure to short-term interest rate risk is 55% of net interest and repricing income plus interest rate sensitive fees:

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

	As of March 31, 2025	As of December 31, 2024
	Ch$mn	Ch$mn
Market risk of the trading book		
Exposure to interest rate risk	415,835	459,161
Exposure to foreign currency risk	4,498	13,931
Exposure to foreign currency options	2,089	4,284
Total exposure of the trading portfolio	**422,422**	**477,376**
10% of Risk Weighted Assets (RQA)	528,029	596,720
Subtotal	950,451	1,074,096
Limit = Regulatory capital	6,862,505	6,961,316
Available margin	**5,912,054**	**5,887,220**
Short-term exposure to interest rate risk	143,261	95,219
Exposure to readjustment (inflation) risk	163,987	149,306
Short-term risk of the banking book	**307,248**	**258,632**
Limit = 55% of total net interest income + fees sensitive to interest rates	603,498	909,152
Available margin	**296,250**	**650,520**
Long-term exposure to interest rate risk	583,546	697,405
Limit = 35% of regulatory capital	2,401,877	2,436,461
Available margin	**1,818,331**	**1,739,056**

To fulfill its functions, the Integral risk Committee works directly with the Bank's control and risk departments whose joint objectives include:

- Evaluate those risks that, due to their size, could compromise the Bank's solvency, or that potentially present significant operational or reputational risks;

- ensure that the Bank is equipped with the means, systems, structures and resources in accordance with the best practices that allow the implementation of the risk management strategy;

- ensure the integration, control and management of all the Bank's risks;

- execute the application throughout the Bank and its businesses of homogeneous risk principles, policies and metrics;

- develop and implement a risk management model in the Bank, so that risk exposure is adequately integrated into the different decision-making processes;

- identify risk concentrations and mitigation alternatives, monitor the macroeconomic and competitive environment, quantifying sensitivities, and the foreseeable impact of different scenarios on risk positioning; and

- manage the structural risks of liquidity, interest rates and exchange rates, as well as the Bank's own funding base.

To meet the aforementioned objectives, the Bank (Management and ALCO) carries out several activities related to risk management, which include: calculating the risk exposures of the different portfolios and/or investments, considering mitigating factors (guarantees, netting , collaterals, etc.); calculate the probabilities of expected loss for each portfolio and/or investments; assign loss factors to new operations (rating and scoring); measure the risk values of portfolios and/or investments based on different scenarios through historical simulations; establish limits on potential losses based on the different risks incurred; determine the possible impacts of structural risks on the Bank's Interim Consolidated Statements of Financial Position; set the limits and alerts that guarantee the Bank's liquidity; and identify and quantify operational risks by business lines and thus facilitate their mitigation through corrective actions.

The Integral Risk Committee (IRC) is primarily responsible for monitoring compliance with the Bank's risk management policies and procedures, and for reviewing the adequacy of the risk management framework in relation to the risks.

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

LIQUIDITY RISK

This refers to the possibility that an entity may not be able to meet its payment commitments or may have to resort to raising funds on burdensome terms.

Liquidity risk management

The Bank's approach to liquidity management is to ensure, to the extent possible, that it always has sufficient resources to meet its obligations as they fall due under normal circumstances and stress conditions without incurring unacceptable losses or risking damage to the Bank's reputation.

The Financial Management area manages liquidity risk by using a portfolio of liquid assets to ensure that the Bank always maintains sufficient liquidity to cover short-term fluctuations and long-term funding while complying with internal liquidity regulatory requirements. The Financial Management area receives information from all business units on the liquidity profile of their financial assets and liabilities, as well as a breakdown of other projected cash flows from future business. Based on this information, the area maintains a portfolio of short-term liquid assets, consisting mainly of liquid investments, loans and advances to other banks, to ensure that the Bank has sufficient liquidity. The liquidity needs of the business units are covered by short-term transfers from Financial Management to cover short-term fluctuations and long-term funding to meet all structural liquidity needs.

Accordingly, the Board sets limits on a minimum portion of maturing funds available to meet such payments and on a minimum level of interbank operations and other lending facilities that should be available to cover unexpected demands for withdrawals of liquidity. This is reviewed periodically by the ALCO whose functions include monitoring the strategies to manage liquidity risk. Setting these limits is conceived as a dynamic process that responds to the level of risk appetite deemed acceptable by the Bank and its entities.

NOTE 47 – RISK MANAGEMENT AND REPORTING, continued

The system of limits is sufficiently robust to be aware at all times of the level of exposure that each institution is incurring in, in terms of liquidity risks.

Besides the limits, the Bank includes alert indicators by the concentration of counterparties, type of products, and maturities in its management to diversify the funding sources and their maturity structure.

The Bank monitors its liquidity position daily, determining future inflows and outflows. Furthermore, stress tests are performed at the end of each month, using a variety of scenarios covering both normal market conditions and market fluctuation (stress) conditions.

The Bank has a structure of internal liquidity limits that Financial Management and the Treasury must respect. Market Risk Management calculates and monitors the consumption of internal limits, verifies compliance with them and communicates their status to senior management and the Board of Directors.

At the beginning of each calendar year, these limits are proposed by Market Risk Management, approved locally at the ALCO and then ratified at the highest Board level.

Liquidity limits and early warning indicators, and internally defined management measures can be differentiated into the following three groups:

- Limits associated with concentration and mismatches of cash flows and liquidity of the Bank's operations.

- Liquidity Management Tools, known as Structural Liquidity or Funding Tables, are used to determine the Bank's structural liquidity position. It also permits the Bank to actively manage its structural liquidity, since this is an essential mechanism to ensure a permanent funding of assets under optimal conditions.

- Early warning indicators are linked with concentration risks and are used as tools for detecting and anticipating potential liquidity stress situations and, if necessary, activating the Liquidity Contingency Plan.

The Market Risk Area establishes and updates the Bank's Liquidity Management Policy (LMP). Reviews and possible updates are conducted once a year. Nevertheless, it may be updated at the request of any areas affected by the LMP that have identified the need for modification. The Board approves the contents of the LMP.

The Market Risk Area provides all the necessary tools for the statistical analysis required by local liquidity regulations. It also assesses, at least once a year, whether the models are still valid. The Board of Directors must approve the conclusions of this analysis.

In periods of normal liquidity, Financial Management applies policies and makes arrangements to keep the Bank within internal and regulatory limits.

If a crisis has been identified, even at its mildest level, the Liquidity Crisis Committee applies the necessary policies to deal with potential liquidity shortfalls or restrictions, creates contingency plans to manage emergencies quickly, and reports such situations to senior management and the respective committees.

Liquidity risk measurement and control

1.   Maturity mismatches subject to regulatory limits

The Regulatory Liquidity Ratio measures and limits the mismatches of net income flows relative to capital. Under current regulations, the 30-day mismatch cannot exceed the Bank's core capital for both domestic and foreign currency by one time, and the 90-day mismatch cannot exceed it by two times.

2.   Monitoring indicators and liquidity ratios subject to regulatory limits

An important component of liquidity risk management is High-Quality Liquid Assets (HQLA). These are balance sheet assets, mainly consisting of financial investments that are not pledged as collateral, have low credit risk, and have a deep secondary market. According to Basel III standards, these assets are divided into three tiers, with Tier 1 assets being the most liquid and Tier 3 the least liquid. Tier 1 assets are mostly composed of bonds from the Republic of Chile, the Central Bank of Chile, and the United States Treasury.

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

HQLA	As of March 31, 2025	As of December 31, 2024
	Ch$mn	Ch$mn
Tier 1: cash and cash equivalents	1,526,665	2,416,812
Tier 1: fixed income	6,845,705	7,241,318
Tier 2: fixed income	4,116	4,517
Total	**8,376,486**	**9,662,647**

3. Liquidity Coverage Ratio (LCR)

The Liquidity Coverage Ratio (LCR) measures liquid assets over 30-day net cash outflows. It is used by banks globally as part of the Basel III standards. Chilean banks were required, starting in 2019, to meet a minimum level of 60%, which was to gradually increase to 100% by 2022. As of the 2023 fiscal year, a minimum level of 100% was mandated.

The objective of the LCR is to promote the short-term resilience of banks' liquidity risk profiles. To this end, the LCR ensures banks have an adequate pool of unencumbered High-Quality Liquid Assets, which can be easily and immediately converted into cash in the private markets to cover short-term liquidity needs.

Liquidity coverage ratio	As of March 31, 2025	As of December 31, 2024
	%	%
LCR	193	191

Banco Santander-Chile's LCR indicator was well above the minimum required. This reflects the conservative liquidity policies imposed by the Board of Directors through the Assets and Liabilities Committee.

4. Net Stable Funding Ratio (NSFR)

This indicator is required by Basel III and provides a sustainable maturity structure of assets and liabilities so that banks maintain a stable funding profile concerning their activities.

The Central Bank and the FMC established a minimum NSFR level of 60% for 2022, increasing to 100% by 2026.

Net stable funding ratio	As of March 31, 2025	As of December 31, 2024
	%	%
NSFR	104	106

5. Information on liquidity position per the requirements of the Central Bank of Chile

i. Maturity mismatches

The Central Bank of Chile published on March 8, 2022, Rules on the Management and Measurement of the Liquidity Position of Banks, which modernized liquidity regulation, aligning the published regulatory requirements of the FMC to Basel III standards.

According to the Central Bank, the liquidity position is measured and monitored through the difference between cash flows payable, which are associated with liability and expense account items, and cash flows receivable, which concern asset and income account items, for a given period or time frame, referred to as the maturity mismatch.

The liquidity policy on an Adjusted Basis was presented and approved by the Board of Directors of Banco Santander-Chile. Maturity mismatch calculations are performed separately for domestic and foreign currencies.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2025, and 2024, and as of December 31, 2024

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

Maturity mismatches shall be made in the following time frames:

- First time frame: up to 7 days inclusive.
- Second time frame: between 8 days and 15 days inclusive.
- Third time frame: between 16 and 30 days inclusive.

	As of March 31, 2025					
	Individual			**Consolidated**		
	Up to 7 days	**Up to 15 days**	**Up to 30 days**	**Up to 7 days**	**Up to 15 days**	**Up to 30 days**
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Cash flow to be received (assets) and income	3,351,406	716,338	1,133,878	3,349,485	716,338	1,133,878
Cash flow payable (liabilities) and expenses	2,559,818	1,081,275	2,010,420	2,557,479	1,081,275	2,010,420
Mismatch	**791,588**	**(364,937)**	**(876,542)**	**792,006**	**(364,937)**	**(876,542)**
Mismatch subject to limits			(449,891)			(449,473)
Limits:						
1 time capital			4,462,714			4,569,882
Available margin			4,012,823			4,120,409
% Used			10 %			10 %

	As of December 31, 2024					
	Individual			**Consolidated**		
	Up to 7 days	**Up to 15 days**	**Up to 30 days**	**Up to 7 days**	**Up to 15 days**	**Up to 30 days**
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Cash flow to be received (assets) and income	2,471,457	1,642,561	1,834,873	2,468,737	1,642,561	1,834,873
Cash flow payable (liabilities) and expenses	2,127,447	2,481,618	2,058,265	2,111,033	2,481,618	2,058,265
Mismatch	**344,010**	**(839,057)**	**(223,392)**	**357,704**	**(839,057)**	**(223,392)**
Mismatch subject to limits			(718,439)			(704,745)
Limits:						
1 time capital			4,292,440			4,396,833
Available margin			3,574,001			3,692,088
% Used			17 %			16 %

ii.   Composition of funding sources

The main sources of third-party funding are as follows:

Main sources of funding	As of March 31, 2025	As of December 31, 2024
	Ch$mn	Ch$mn
Deposits and other demand liabilities	13,301,733	14,260,609
Time deposits and other term equivalents	17,305,982	17,098,625
Interbank borrowing	4,131,043	4,337,947
Debt and regulatory capital instruments issued	10,230,369	10,737,354
Total	**44,969,127**	**46,434,535**

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

The Central Bank has statutory powers allowing it to demand banks to hold reserves of up to 40% on average for demand deposits and up to 20% for time deposits to implement monetary measures. Furthermore, as the aggregate amount of demand deposits exceeds 2.5 times the bank's regulatory capital, the bank must maintain a 100% 'technical reserve' against them in bonds and Central Bank's notes.

As of March 31, 2025, and December 31, 2024, the Central Bank required the Bank to maintain a technical reserve of MCh$0 for both periods.

The volume and composition of liquid assets are presented in item 2 above.

The liquidity coverage ratio is presented in item 3 above.

6.   Maturity analysis of financial liabilities

The remaining contractual maturities of financial liabilities are provided in Note 45.

The liquidity management inherent in derivative and non-derivative financial liabilities is managed through various levers that enable this risk to be kept in line with the profile defined by the Bank while at the same time making efficient use of available liquidity. To this end, a high level of liquid assets is maintained, and the level of expected short-term income and expenditure is monitored daily, thus avoiding high concentrations of maturities. On the other hand, a very diversified funding matrix is maintained, both across product types and customer types.

OPERATIONAL RISK

Operational risk is defined as the risk of loss due to defects or failures of internal processes, employees and systems or external events. It covers risk categories such as operational incidents, cloud computing, cyber security, business continuity, and outsourced services, both and strategic and non-strategic.

Operational risk is generated in all business and support areas and is inherent to all products, activities, processes and systems. For this reason, all employees are responsible for managing and controlling the operational risks generated by their activities. Our operational risk control and management model is based on a continuous process of identifying, assessing and mitigating risk sources, whether or not they have materialized, ensuring that risk management priorities are properly established.

Operational risk management

The operational risk model regulates the necessary elements for adequate management and control of operational risk, aligned with compliance with advanced regulatory standards and best management practices, and includes the following phases:

- strategy and planning;
- identification, assessment and monitoring of risks and internal controls;
- implementation and monitoring of mitigation measures;
- availability of information, adequate reporting and escalation of relevant issues.

The main operational risk tools used are:

- Internal events database. Recording operational risk events with financial impact (all losses are recorded, regardless of their amount) or non-financial impact (such as the regulatory impact on customers and/or services). This information:
    - allows root-cause analysis;
    - raises awareness of risks;
    - enables the escalation of relevant operational risk events to the senior management of the Risk Division with maximum immediacy;
    - facilitates regulatory reporting;
- Self-assessment of operational risks and controls. A qualitative process that assesses the main operational risks related to each function, the state of the control environment and their assignment to the different functions within the Bank, using the judgement and experience of a panel of experts from each function.

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

The goal is to identify and assess material operational risks that could prevent business or support units from achieving their objectives. Once the risks and the internal controls that mitigate them have been assessed, mitigating measures are identified if risk levels are above tolerable.

This process integrates specific operational risk reviews that allow for comprehensive and widespread identification of risks, especially technological risks, fraud, supplier risks and factors that could lead to other operational risks and specific regulatory non-compliance.

- External events database. This involves quantitative and qualitative information of external operational risk events. The database allows for a detailed and structured analysis of relevant events in the sector, comparing the loss profile and the proper preparation of self-assessment exercises and scenario analysis.

- Analysis of operational risk scenarios. Its objective is to identify events with an extremely low probability of occurrence that could generate significant losses for the Bank and establish appropriate mitigation measures through the assessment and expert opinion of the business lines and risk managers.

- A statement establishing the Bank's commitment to controlling and limiting non-financial risk events that lead to or could lead to financial losses; fraud events; operational and technological incidents; legal and regulatory breaches; conduct issues, or reputational damage. Although a certain volume of losses is expected, unexpected high-severity losses due to a failure of controls are not acceptable.

- Internal audit, external audit and regulators' recommendations. They provide relevant independent information on inherent and residual risk and identify areas for improvement in controls and processes.

- Capital model. This is a model that captures the Bank's risk profile, based primarily on information gathered from the internal loss database, external data and scenarios. The main application of the model is to determine the economic capital for operational risk and the estimation of expected and stressed losses, which are used in the operational risk appetite.

- Other specific tools to further analyze and manage operational risks include assessing new products and services, managing business continuity plans, and updating the operational risk program's perimeter and quality review processes.

The Bank's operational risk management and reporting system support programs and tools focusing on governance, risk and compliance. It provides information for management and reporting and helps improve decision-making in operational risk management by consolidating information, simplifying the process, and avoiding duplication.

Operational continuity plan

Digital transformation is revolutionizing the way banks operate, presenting new business opportunities while also giving rise to a wide range of emerging risks, such as technology risks, cyber risks and an increasing reliance on suppliers, which increases exposure to events that may affect the delivery of services to our customers.

The Bank is highly committed to ensuring robust control of the environment as determined by the best industry standards. This seeks to strengthen our operational resilience to potentially disruptive events, thereby ensuring adequate service delivery to our customers and system stability.

One of the main pillars is a business continuity management system aimed at ensuring the continuity of business processes in the event of a disaster or major incident. This process identifies the potential impacts that threaten the entity, supplying the correct protocols and governance to ensure an effective response capability. Its main objectives are:

- To protect the integrity of people in a contingency situation.

- To ensure that core functions are performed, and the impact on service delivery to our customers is minimized in contingency events.

- To meet the Bank's obligations to its employees, customers, shareholders and other stakeholders.

- To comply with regulatory obligations and requirements.

- To minimize the entity's potential financial losses and impact on the business.

- To protect the brand image, credibility and trust in the entity.

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

- To reduce operational effects by providing effective procedures, priorities, and strategies for recovering and restoring business operations following a contingency.

- To contribute to stabilizing the financial system.

The pandemic challenged the business continuity planning frameworks and strategies. While some protocols had to be adapted, this crisis demonstrated that the Bank has a robust Business Continuity Management system.

Relevant mitigation measures

The Bank implements and monitors mitigation measures related to the main sources of risk through internal operation risk management tools and other external sources of information. Business transformation and digitalization bring new risks and threats, such as increased payment fraud and origination (credit) fraud. We improved control mechanisms and designed new products to mitigate these risks.

Strong authentication processes in the customer enrollment process and the reinforcement of anti-fraud alerts in origination are increasingly widespread resources to mitigate the risk of fraud.

In the case of cards, the use of chip and PIN cards in shops and ATMs, two-step authentication with one-time passwords (dynamic verification passwords), reinforced security at ATMs through the incorporation of physical protection and anti-skimming elements, as well as improvements in the logical security of these devices.

In the case of Internet banking, verification of online banking transactions with a second security factor of one-time passwords, implementation of specific protection measures for mobile banking, such as identification and registration of customer devices, monitoring of the security of the e-banking platform to prevent attacks on the systems, among others.

Cybersecurity

Cybersecurity threats are expected to increase. The financial sector is expected to be one of the main targets. With the increased reliance on digital systems, cybersecurity is one of the main non-financial business risks. Therefore, our goal is to make the Bank a cyber-resilient organization that can quickly resist, detect, and respond to cyber-attacks by constantly evolving and improving its defenses. In this area, the Bank continues to develop its control and monitoring framework in line with the best international practices.

Outsourcing of services

In order to be consistent with our digitization strategy, the Bank aspires to present its customers with the best solutions and products on the market. This implies increasing services provided by third parties and the intensive use of new technologies such as cloud services. In addition, due to increasing cyber risks and regulatory requirements, we have updated and strengthened the supplier management framework, internal control framework and risk culture to ensure that risks associated with third-party procurement are properly assessed and managed.

The Bank has identified the suppliers that could present a higher level of exposure to our operations and the services provided to our customers. Accordingly, it has reinforced the monitoring of these suppliers to ensure that:

- They have an appropriate control environment, depending on the level of risk of their service.

- Business continuity plans are in place to ensure service delivery in case of disruptive events.

- They have controls to protect sensitive information processed during the delivery of their services.

- Contracts and agreements with third parties include the necessary clauses to protect the interests of the Bank and our clients, while at the same time covering existing legal obligations.

- There are exit strategies, including service reversion or migration plans, in the case of services with a strong impact on business continuity and high replacement complexity.

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

Insurance

To address operational risk and other risk types generated by the Bank's own operations, insurance has been procured for property damage, general civil liability, fraud, expenses arising from cybersecurity breaches, and third-party claims against executives, among others.

Exposure to net loss, gross loss and gross loss recovery per operational risk event

	As of March 31, 2025	As of December 31, 2024
	Ch$mn	Ch$mn
Gross loss and expenses for operational risk events in the period		
Internal fraud	144	3,153
External fraud	8,402	33,786
Labor practices and business security	915	7,129
Clients, products and business practices	143	809
Damage to physical assets	13	347
Business interruption and system failures	38	290
Execution, delivery and process management	1,973	6,505
Subtotal	**11,628**	**52,019**
Expense recoveries for operational risk events in the period		
Internal fraud	(657)	(1,720)
External fraud	(4,760)	(27,586)
Labor practices and business security	(123)	(2,160)
Clients, products and business practices	(64)	(250)
Damage to physical assets	–	(2)
Business interruption and system failures	(1)	(112)
Execution, delivery and process management	(1,222)	(1,555)
Subtotal	**(6,827)**	**(33,385)**
Net loss from operational risk events	**4,801**	**18,634**

NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS

General Information

The Bank provides information on the objectives, policies, and processes for managing capital and regulatory capital, respectively, in accordance with paragraphs 134–136 of IAS 1.

Capital Description

The Conceptual Framework establishes a concept of Financial Capital and one of Physical Capital. In this regard, the Bank applies the concept of Financial Capital, which translates into the consideration of invested money or invested purchasing power; capital is synonymous with the entity's net assets or equity.

The definition of regulatory capital changed as of December 1, 2021, and is now defined as follows:

- Paid-in capital from subscribed and paid common shares of the Bank;

- Premium paid for instruments included in this component of capital;

- Reserves, whether from earnings or not, from depreciation of perpetual bonds and expiry of perpetual bonds;

- Items under "other accumulated comprehensive income";

- Retained earnings from prior periods, profit (loss) for the year, net of provisions for minimum dividends, revaluation of perpetual bonds, and payment of interest and/or dividends on regulatory capital financial instruments issued;

- Non-controlling interest as indicated in the CASB.

Objectives

The Bank's main objectives in Capital Management include:

- Meeting internal capital and capital adequacy goals;

- Complying with regulatory requirements;

- Aligning the Bank's strategic plan with the capital expectations of external stakeholders (rating agencies, shareholders and investors, clients, supervisors, etc.);

- Supporting business growth and any strategic opportunities that may arise.

Policies

The Bank has an Asset and Liability Committee (ALCO), which is responsible for supervising, authorizing, establishing policies, and evaluating all aspects related to capital and solvency. The Board of Directors has delegated to ALCO the oversight and assessment of capital levels and returns consistent with the Bank's strategy. The Risk and Compliance Committee (CIR) monitors and is responsible for the primary and secondary metric limits based on the risk appetite. Additionally, the Bank has developed the necessary policies to support the management and fulfillment of capital management strategies and objectives, including:

- Capital Adequacy Policy;

- Capital Planning Policy;

- Policy for Managing Capital Deterioration Situations;

- Capital Monitoring Policy;

- Dividend Policy and Basel III Implementation.

NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS, continued

Capital Management Processes

Capital is managed in accordance with the risk environment, Chile's economic performance, and the economic cycle. The relevant Committee may adjust our current capital policies to address changes in the aforementioned risk environment.

Capital management is based on a Capital Framework aimed at ensuring that the level, structure, and composition of capital are adequate at all times, considering the Bank's risk profile and various scenarios. This framework ensures compliance with both minimum regulatory requirements and the Bank's risk appetite and Recovery Plan, aligning with the interests of all stakeholders and supporting the growth strategy defined by the Bank.

The capital model defines the functional and governance aspects related to capital planning, budget execution and monitoring, capital adequacy analysis, capital measurement, and capital-related reporting and disclosure. This model covers the main capital management activities:

1. Setting solvency and capital contribution targets aligned with minimum regulatory requirements and internal policies, to ensure a solid capital level consistent with the Bank's risk profile, and efficient use of capital to maximize shareholder value.

2. Developing a capital plan to meet these objectives in line with the strategic plan.

3. Assessing capital adequacy to ensure the capital plan aligns with the Bank's risk profile and risk appetite (including stress scenarios).

4. Developing the capital budget as part of the Bank's budgeting process.

5. Monitoring and controlling budget execution and developing action plans to correct any deviations from the budget.

6. Calculating capital metrics.

7. Preparing internal capital reports, as well as reports for supervisory authorities and the market.

Compliance with Capital Management Objectives

The Bank continuously evaluates its risk-return ratios through its core capital, effective equity, economic capital, and return on capital. Regarding capital adequacy, the Bank conducts its internal process based on the FMC standards in effect since December 1, 2021 (Basel III). Economic capital refers to the capital required to support all the risk arising from business activities at a given level of solvency.

Monitoring and tracking of metrics and their limits are carried out by the ALCO, which also performs a monthly evaluation of capital levels and risk appetite. Additionally, it oversees the solvency indicator "Regulatory Capital / Risk-Weighted Assets," which is monitored both on a Phased-in and Fully Loaded basis, with the latter considering capital requirements at 100% enforceability.

Quantitative Data on Capital Management

The Bank primarily manages its capital by increasing its effective equity through the accumulation of earnings. This approach enables it to maintain a minimum regulatory capital-to-risk-weighted-assets ratio of 16.89%, which is 476.86 basis points above the required minimum.

NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS, continued

When is an Entity is Subject to External Requirements

Minimum Required Capital

According to the General Banking Law, a bank must maintain a minimum of UF 800,000 (approximately CLP $31,115 million or US$33 million as of March 31, 2025) in paid-in capital and reserves, calculated in accordance with FMC regulations.

Capital Requirements

According to the new General Banking Law (as updated by Law 21.130), the minimum capital requirements have increased both in amount and quality. The total regulatory capital remains at 8% of risk-weighted assets, but now includes credit, market, and operational risks. The minimum Tier 1 capital requirement has increased from 4.5% to 6% of risk-weighted assets, of which up to 1.5% can consist of Additional Tier 1 (AT1) capital—such as preferred shares or perpetual bonds, which may be convertible into common shares. Tier 2 capital is now set at 2% of risk-weighted assets. Chapter 21-1 of the UCBR defines the components of regulatory equity.


Pilar II
0 – 4%
Systemic buffer
1- 3.5%
Counter cyclical buffer
0 – 2.5%
Conservation buffer
2.5%
8.0%
T2
Tier II
6.0%
AT1
4.5%
Tier I
CET1

Additional capital demands have been incorporated through a capital conservation buffer of 2.5% of risk-weighted assets (UCBR 21-12). Furthermore, the Central Bank of Chile, with prior agreement from the FMC, may establish an additional countercyclical buffer of up to 2.5% of risk-weighted assets, in accordance with FMC regulations (UCBR 21-12). Both buffers must be composed of core capital. In addition, the FMC, with the favorable agreement of the Board of the Central Bank of Chile (BCCh), has the authority to establish new regulatory methodologies for calculating risk-weighted assets related to: Credit risk (UCBR 21-6), Market risk (UCBR 21-7), and Operational risk (UCBR 21-8). This authority also extends to: conditions for the issuance of hybrid AT1 instruments, capital charges for domestically systemically important banks (D-SIBs), prudential deductions from regulatory capital, imposition of additional measures, including increased capital, for banks with deficiencies in their Supervisory Review and Evaluation Process (SREP or Pillar II). Pillar II aims to ensure that banks maintain a capital level appropriate to their risk profile and encourages the development and use of effective risk monitoring and management processes. Banks are responsible for conducting an Internal Capital Adequacy Assessment Process (ICAAP), while supervisors must review these strategies and internal evaluations. If supervisors are not satisfied with the outcomes, they may intervene early. This can include requiring capital above the minimum regulatory threshold, especially to ensure resilience in adverse credit cycles.

The outcome will be a simplified report summarizing the conclusions of the self-assessment process. In its first version in 2021, the report only included credit risk. By 2022, it expanded to cover all Pillar I risks, and in 2023, the full report was required. On April 11, 2025, the FMC issued Exempt Resolution No. 3,612, implementing additional capital requirements under Pillar II. In this resolution, the Commission's board decided to apply capital requirements of 0.25%, of which the Bank must comply with 50% by June 2025.

NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS, continued

According to the General Banking Law, banks must maintain aA regulatory capital of at least 8% of risk-weighted assets, net of required credit losses, and a requirement for paid-in capital and reserves ("core capital") of at least 3% of total assets, also net of credit losses. Regulatory capital is defined as the aggregate of:

- The bank's paid-in capital and reserves, excluding capital attributable to subsidiaries and foreign branches, or core capital;

- Perpetual bonds and preferred shares referred to in Article 55 bis of the GBL, issued by the bank and valued at the issuance price, up to one-third of its core capital;

- Subordinated bonds, valued at their issuance price, with a 20% annual reduction starting six years before maturity, up to 50% of its core capital; and

- Additional provisions for credit losses, up to 1.25% of credit risk-weighted assets.

On April 1, 2025, the FMC announced the annual classification of systemically important banks and established corresponding requirements. In this announcement, the Commission's board approved Resolution No. 3,143, which maintains the classification for another year, thereby sustaining the requirement for an additional 1.5% core capital charge for the Bank.

At its Financial Policy Meeting on November 19, 2024, the Board of the Central Bank of Chile decided to maintain the Countercyclical Capital Buffer (CCyB) at 0.5% of risk-weighted assets. This buffer was initially activated on May 24, 2023, as announced by the FMC, following the first semester 2023 Financial Policy Meeting of the Central Bank. At that time, the Board of the Central Bank agreed to activate the CCyB at a level of 0.5%, to become enforceable within one year, with the unanimous prior favorable opinion of the FMC. The decision was taken as a precautionary measure in response to increased external financial uncertainty.

Compliance with External Requirements

Regulatory capital and core capital are calculated based on the Consolidated Interim Financial Statements prepared in accordance with the CASB issued by the FMC. As a result of the merger between two predecessor institutions with a significant market share in the Chilean financial market, our current minimum regulatory requirement consists of a minimum regulatory capital-to-risk-weighted assets ratio of 12.13%. As of the reporting date, the Bank maintains a regulatory capital-to-risk-weighted assets ratio of 16.89%, well above the required minimum.

Changes Between Periods

Calendar of Changes in Minimum Capital Requirements:

Requirement	March 31, 2025	December 1, 2024
Pillar II Charge	–%	–%
Systemic Charge	1.13%	1.13%
Countercyclical	0.50%	0.50%
Conservation	2.50%	2.50%
Tier 2 (T2)	2.00%	2.00%
Additional Tier 1 (AT1)	1.50%	1.50%
Common Equity Tier 1 (CET1)	4.50%	4.50%
Total Banco Santander-Chile	12.13%	12.13%

NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS, continued

Other Announcements and Statements

In January 2019, a new version of the GBL was published. Among the most significant changes was the adoption of capital levels aligned with Basel III standards. In 2020, the final versions of the regulations governing the new capital models for the Chilean banking sector were released.

Pillar III promotes market discipline and financial transparency through the disclosure of meaningful and timely information. This enables users to better understand the risk profile and capital structure of local banking institutions, thereby reducing information asymmetries.

NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS, continued

Total assets, risk-weighted assets and components of regulatory capital

Item No	Total assets, risk-weighted assets and components of regulatory capital under Basel III		Comprehensive consolidated results	
			As of March 31, 2025	As of December 31, 2024
			Ch$mn	Ch$mn
1	Total assets according to the statement of financial position		67,059,423	68,458,932
2	Investment in unconsolidated subsidiaries	a		-
3	Assets discounted from regulatory capital, other that item 2	b	11,632,430	13,243,643
4	Credit equivalents	c	4,052,116	3,402,423
5	Contingent loans	d	2,711,203	2,836,980
6	Assets arising from the intermediation of financial instruments	e	58,192	18,622
7	= (1-2-3+4+5-6) Total assets for regulatory purposes		62,132,120	61,436,070
8.a	Credit risk-weighted assets, estimated according to standardized methodology (CRWAs)	f	29,767,811	29,921,944
8.b	Credit risk-weighted assets, estimated according to internal methodologies (CRWAs)	f	-	-
9	Market risk-weighted assets (MRWAs)	g	6,351,117	5,967,201
10	Operational risk-weighted assets (ORWAs)	h	4,884,196	4,923,679
11.a	=(8.a/8.b+9+10) Risk Weighted Assets (RWAs)		41,003,124	40,812,824
11.b	= (8.a/8.b+9+10) Risk-weighted assets, after application of the output floor (RWAS)		41,003,124	40,812,824
12	Shareholders' equity		4,400,233	4,292,440
13	Non-controlling interest	i	107,168	104,394
14	Goodwill	j	-	-
15	Excess of minority investments	k	-	-
16	= (12+13-14-15) Common equity tier 1 (CET1) equivalent		4,507,401	4,396,834
17	Additional deductions to Common Equity Tier 1, other than item 2	l	119,577	128,425
18	= (16-17-2) Common Equity Tier 1 (CET1)		4,387,824	4,268,409
19	Voluntary (additional) provisions allocated as Additional Tier 1 capital (AT1)	m	-	-
20	Subordinated bonds imputed as Additional Tier 1 capital (AT1)	m	-	-
21	Preferred shares imputed to Additional Tier 1 capital (AT1)		-	-
22	Perpetual Bonds imputed to Additional Tier 1 capital (AT1)		665,820	693,382
23	Discounts applied to AT1	l	-	-
24	= (19+20+21+22-23) Additional Tier 1 capital (AT1)		665,820	693,382
25	= (18+24) Tier 1 capital		5,053,644	4,961,791
26	Voluntary (additional) provisions imputed as Tier 2 capital (T2)	n	199,098	293,000
27	Subordinated bonds imputed as Tier 2 capital (T2)	n	1,674,149	1,706,525
28	= (26+27) Equivalent Tier 2 capital (T2)		1,873,247	1,999,525
29	Discounts applied to T2	l	-	-
30	= (28-29) Tier 2 capital (T2)		1,873,247	1,999,525
31	= (25+30) Regulatory capital		6,926,891	6,961,316
32	Additional core capital required to build up the conservation buffer	p	1,025,078	1,020,321
33	Additional core capital required for the constitution of the cyclical buffer	q	205,016	204,064
34	Additional core capital required for systemically rated banks	r	461,285	459,144
35	Additional capital required for the assessment of the adequacy of regulatory capital (Pillar II)	s	-	-

NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS, continued

a. Refers to the value of investments in subsidiaries that are not consolidated. This applies only under local consolidation when the bank has foreign subsidiaries, with their value fully deducted from assets and CET1.

b. Refers to the value of asset items that are deducted from regulatory capital, in accordance with section (a) of Title No. 3 of Chapter 21-30 of the UCBR.

c. Refers to credit equivalents of derivative instruments, as per section (b) of Title No. 3 of Chapter 21-30 of the UCBR.

d. Refers to contingent exposures, as established in section (c) of Title No. 3 of Chapter 21-30 of the UCBR.

e. Refers to assets related to the intermediation of financial instruments on the bank's own behalf for third parties, which are within the bank's consolidation perimeter, as outlined in section (d) of Title No. 3 of Chapter 21-30 of the UCBR.

f. Refers to credit risk-weighted assets, estimated according to Chapter 21-6 of the UCBR. If the bank is not authorized to use internal methodologies, it must report field 8.b as zero and include 8.a in field 11.a. If it is authorized, 8.b should be added to 11.a.

g. Refers to market risk-weighted assets, as estimated under Chapter 21-7 of the UCBR.

h. Refers to operational risk-weighted assets, estimated under Chapter 21-8 of the UCBR.

i. Refers to non-controlling interest, based on the level of consolidation, up to 20% of shareholders' equity.

j. Refers to assets classified as goodwill.

k. Refers to asset balances from investments in non-core business entities not included in consolidation, in excess of 5% of owners' equity.

l.For CET1 and T2, banks must estimate the equivalent value for each capital level as well as the fully applied value according to Chapter 21-1 of the UCBR. The difference between the equivalent and fully applied value must be weighted by the discount factor in effect at the reporting date, as per the transitional provisions in Chapter 21-1 of the UCBR. For AT1, any applicable discounts are applied directly.

m. Provisions and subordinated bonds assigned to Additional Tier 1 capital (AT1), as defined in Chapter 21-2 of the UCBR.

n. Provisions and subordinated bonds assigned to the equivalent definition of Tier 2 capital (T2), as set out in Chapter 21-1 of the UCBR.

o. In accordance with transitional provisions, starting December 1, 2022, solvency requirements are also applied at the local consolidated level. Data at this level should be reported in this column. Banks without foreign subsidiaries should not complete these fields.

p. Refers to additional core capital (CET1) for the creation of the capital conservation buffer, as established in Chapter 21-12 of the UCBR.

q. Refers to additional core capital (CET1) for the establishment of the countercyclical buffer, per Chapter 21-12 of the UCBR.

r. Refers to additional core capital (CET1) for banks classified as systemically important, according to Chapter 21-11 of the UCBR.

s. Refers to additional capital for assessing the adequacy of effective equity (Pillar II), in accordance with Chapter 21-13 of the UCBR.

NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS, continued

Solvency indicators and Basel III compliance indicators

Item No	Solvency indicators and Basel III compliance indicators (in % with two decimals) (*)		Consolidated results	
			As of March 31, 2025	As of December 31, 2024
			%	%
1	**Leverage indicator**		**7.06%**	**6.95%**
1.a	Leverage indicator to be met by the bank, considering the minimum requirements.	a	3.00%	3.00%
2	**Core capital indicator**		**10.70%**	**10.46%**
2.a	Indicator of core capital to be met by the bank, considering the minimum requirements.	a	6.13%	6.13%
2.b	Capital buffers deficit	b		−%
3	**Tier 1 capital indicator**		**12.33%**	**12.16%**
3.a	Tier 1 capital indicator to be met by the bank, considering the minimum requirements.	a	7.63%	7.63%
4	**Regulatory capital indicators**		**16.89%**	**17.06%**
4.a	Regulatory capital indicator that the bank must meet, considering the minimum requirements.	a	9.63%	9.63%
4.b	Regulatory capital indicator to be met by the bank, considering the Article 35 bis charge, if applicable	b	8.00%	8.00%
4.c	Regulatory capital indicator to be met by the bank, considering minimum requirements, conservation buffer and countercyclical buffer	c	12.13%	12.13%
5	**Solvency rating**	d	**A**	**A**
	Compliance indicators for solvency			
6	**Voluntary (additional) provisions charged to Tier 2 capital (T2) concerning CRWAS**	e	**0.67%**	**0.98%**
7	**Subordinated bonds imputed in Tier 2 capital (T2) relative to core capital.**	f	**38.15%**	**39.98%**
8	**Additional Tier 1 capital (AT1) in relation to core capital**	g	**15.17%**	**16.24%**
9	**Voluntary (additional) provisions and subordinated debentures that are imputed to Additional Tier 1 (AT1) capital concerning RWAs**	h	**−%**	**—%**

NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS, continued

a. In the case of leverage, the minimum level is 3%, without prejudice to additional requirements for systemically important banks, which may be set in accordance with the provisions of Chapter 21-30 of the UCBR. In the case of core capital, the bank must consider a limit of 4.5% of risk-weighted assets (RWA). Additionally, where applicable, the bank must add the current systemic surcharge according to transitional provisions, as well as the Pillar 2 requirement defined at this level of capital. For new banks that do not have paid in capital up to 400,000 UF, an additional 2% must be added to the minimum requirement in accordance with Article 51 of the GBL. This value decreases to 1% if the paid-in capital exceeds 600,000 UF but is less than 800,000 UF. In the case of Tier 1 capital, the bank must consider a minimum requirement of 6%, plus any Pillar 2 charge defined at this capital level. Finally, at the level of regulatory capital, the bank must consider a minimum requirement of 8% of RWA. To this value, additional charges for Pillar 2, systemic banks, and those indicated in Article 51 of the LGB for new banks must be added.

b. The capital buffer shortfall must be estimated in accordance with Chapter 21-12 of the UCBR. This value defines the restriction on dividend distribution if positive, as stipulated in the aforementioned Chapter. In the case of effective equity, the value of the conservation and countercyclical buffer in effect as per the transitional provisions at the reporting date must be added, along with the value defined in note a), even if a requirement under Article 35 bis of the GBL exists.

c. If the bank has an effective equity requirement in effect under Article 35 bis of the GBL, it must report its value in this cell in accordance with the transitional provisions.

d. This corresponds to the solvency classification as established in Article 61 of the GBL.

e. There is a limit of 1.25% if the bank uses standard methodologies (field T1_8.a), or 0.625% if the bank uses internal methodologies (field T1_8.b), in the estimation of RWA for credit risk (CRWA).

f. Subordinated bonds counted towards Tier 2 capital must not exceed 50% of Common Equity Tier 1 (CET1), considering the deductions applied to these instruments as per Chapter 21-1 of the UCBR.

g. Additional Tier 1 capital (AT1) must not exceed one-third of CET1.

h. Additional provisions and subordinated bonds allocated to AT1 must not exceed 0.5% of RWA as of December 1, 2022, according to the transitional provisions of Chapter 21-2 of the UCBR.

i. According to the transitional provisions, from December 1, 2022, solvency requirements also apply at the local consolidated level. Figures at this level must be reported in this column. Banks without foreign subsidiaries are not required to complete this data.

NOTE 49 - SUBSEQUENT EVENTS

Bonds

In the local market, the Bank has placed the following bonds:

Series	Currency	Rate	Issue date	Amount
AA-12	UF	0.0308	04-01-2025	500,000
AA-12	UF	3,05%	4/2/2025	100,000
AA-12	UF	2,86%	4/8/2025	500,000
T-23	UF	2,84%	4/9/2025	620,000
AA-12	UF	2,86%	4/9/2025	20,000
AA-21	UF	2,00%	4/9/2025	350,000
AA-21	UF	1,97%	4/10/2025	200,000
AA-12	UF	2,97%	04-15-2025	780,000
T-23	UF	2,85%	04-15-2025	180,000
AA-6	UF	3,01%	04-16-2025	1,365,000

Shareholders' Meeting

At the Ordinary Shareholders' Meeting of Banco Santander-Chile held on April 22, 2025, and alongside the approval of the Consolidated Annual Accounts for 2024, the shareholders agreed to distribute 70% of the net income for the fiscal year ("Net income attributable to the Bank's shareholders"), which amounted to Ch$857,623 million. These earnings represent a dividend of Ch$ 3.18571574 per share, totaling Ch$600,336 million.

It was also approved that the remaining 30% be allocated partly to increase Retained Earnings from previous years by the amount necessary to cover the next three interest coupon payments of the perpetual bonds, totaling Ch$29,993 million, and to increase the Bank's Reserves and Other Retained Earnings by Ch$227,294 million.

On April 29, 2025, the Bank proceeded with the payment of dividends to shareholders.

At the same Ordinary Shareholders' Meeting, PricewaterhouseCoopers Consultores Auditores was also approved as the external auditor for the 2024 fiscal year.

Subsidiaries

On April 15, 2025, at the Ordinary Shareholders' Meeting of the company Operadora de Tarjeta de Pago Santander Getnet Chile S.A., the distribution of dividends corresponding to 40% of the net income for fiscal year 2024 was approved. These earnings represent a dividend of Ch$0.58653032 per share, totaling Ch$11,730 million, which was paid on April 22, 2025. The remaining 60% was allocated to increase retained earnings.

Other Matters

On April 1, 2025, the FMC released the annual classification of systemically important banks. In this communication, the FMC Council approved Resolution No. 3,143 regarding this classification, thereby maintaining for another year the requirement for an additional core capital charge of 1.5% for the Bank.

On April 11, 2025, the FMC issued Exempt Resolution No. 3,612 regarding the application of additional capital requirements under Pillar II. In this resolution, the FMC Council decided to apply additional capital requirements of 0.25%, of which the Bank must comply with 50% by June 2025.

NOTE 49 – SUBSEQUENT EVENTS, continued

The International Finance Corporation (IFC), a member of the World Bank Group (WBG), committed a loan of USD 100 million to Santander Chile to finance "green building" projects. This marks IFC's first green loan in Chile dedicated exclusively to environmentally friendly buildings, and also the first such loan to the Santander Group globally.

On April 23, 2025, the Shareholders' Meeting of Centro de Compensación Automatizado S.A. was held, during which the distribution of dividends totaling Ch$7,500 million was authorized. Given Banco Santander's ownership stake in this company, it is entitled to receive Ch$2,500 million in dividends, which will be paid in the first days of May 2025.

Consolidated Financial Statements

As of April 29, 2025, these Consolidated Interim Financial Statements were approved by the Board of Directors.

There are no other subsequent events that occurred between April 1, 2025, and the issuance date of these Consolidated Interim Financial Statements (April 29, 2025) that need to be disclosed.

JONATHAN COVARRUBIAS H.	**ROMÁN BLANCO REINOSA**
Chief Accounting Officer	**Chief Executive Officer**

